Exhibit 99.2

2014 Annual Report

2014 FCA Annual Report

2014 FCA Annual Report

Consolidated Financial Statements at December 31, 2014	150
Consolidated Income Statement	151
Consolidated Statement of Comprehensive Income/(Loss)	152
Consolidated Statement of Financial Position	153
Consolidated Statement of Cash Flows	154
Consolidated Statements of Changes in Equity	155
Notes to the Consolidated Financial Statements	156

Company Financial Statements at December 31, 2014	280
Income Statement	281
Statement of Financial Position	282
Notes to the Company Financial Statements	283
Other Information	297
Appendix - FCA Companies at December 31, 2014
Independent Auditor’s Report

2014 FCA Annual Report

BOARD OF DIRECTORS

Chairman

John Elkann(3)

Chief Executive Officer

Sergio Marchionne

Directors

Andrea Agnelli

Tiberto Brandolini d’Adda

Glenn Earle(1)

Valerie A. Mars(2)

Ruth J. Simmons(3)

Ronald L. Thompson(1)

Patience Wheatcroft(1) (3)

Stephen M. Wolf(2)

Ermenegildo Zegna(2)

INDEPENDENT AUDITORS

Ernst & Young Accountants LLP

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Governance and Sustainability Committee.

2014 FCA Annual Report

Letter from the Chairman

Shareholders,

2014 was a major turning point in our history. With the decision announced on the first of January, we gave life to Fiat Chrysler Automobiles, a new global automotive player with the necessary resources to achieve solid, responsible and sustainable long-term growth.

The targets set out in the strategic plan that was presented to analysts and investors by FCA’s management team in Auburn Hills last May clearly demonstrate the level of our determination. To some, they may seem difficult if not impossible to achieve. But, as in the past, we are prepared to embrace this challenge and measure ourselves by the results.

One of the first results we are pleased to report is that worldwide shipments in 2014 increased to a total of more than 4.6 million vehicles. Of particular note were the results achieved by Jeep, which posted an all-time annual sales record of more than 1 million vehicles, and Maserati, which celebrated its 100th anniversary with the best results in its history.

In the pages of this annual report, you will find another major result. In the fourth quarter, we posted a positive EBIT for our European activities: something we have been working toward for seven and a half years. We fully intend to continue building on this turnaround, which demonstrates the far-sightedness of the strategies we set in motion some time ago.

Sharing technologies and architectures across brands and models has also proven to be one of our greatest strengths. The new Jeep Renegade and Fiat 500X are the most concrete examples. Two very different models made for customers with different requirements and produced alongside each other at the same plant and on the same platform. They have already proven such a success with customers that the new plant in Pernambuco, Brazil, will soon join our plant in Melfi, Italy in producing the innovative, compact Jeep.

During the year, we launched several major investment programs aimed at improving our product offering and increasing the efficiency of our production processes. We also successfully completed a series of financing transactions that will provide us the necessary funding to move forward with our projects. FCA’s debut on the NYSE on October 13th represents a major milestone in our strategic development, because it gives us access to the enormous potential of the world’s largest financial market.

We are proud of how much FCA has achieved in its first year, but it is not time to celebrate yet because for us this is just the beginning. We are working to bring many innovative new models to market that will not only meet the mobility needs of customers around the world, but also have enormous appeal.

Whether you have been a shareholder for many years or just a few months, I would like to express my gratitude for your support. Your trust is fundamental and it will enable FCA to deliver on its founding commitment: to continue with the same energy and enthusiasm that marked our first year and to achieve our ambitious development plans.

5 March 2015

/s/ John Elkann

John Elkan

Chairman

2014 FCA Annual Report

Letter from the Chief Executive Officer

Shareholders,

Our Group has just closed a truly momentous year that included: the acquisition of the remaining non-controlling interest in Chrysler; the formation of Fiat Chrysler Automobiles – the world’s seventh-largest automaker; the debut of our shares on the NYSE; our return to the U.S. equity markets; record sales for both Jeep and Maserati; and Alfa Romeo’s return to North America after a 20-year absence.

We presented an ambitious five-year plan to grow our business and continue building an extraordinary enterprise with even greater potential to deliver sustainable long-term value.

To further enhance shareholder value, we also announced our plan to spin Ferrari off from FCA, list it on the stock exchange and distribute FCA’s remaining Ferrari shares to FCA shareholders. We believe this course will give Ferrari the necessary independence, as well as ensuring it a solid platform for future growth opportunities.

Our strong operating results in 2014 are testimony to our commitment to our values, our ability to remain focused on our key objectives and our determination to continue building a truly unique organization. In fact, the Group was able to post a profit in all regions for the fourth quarter of the year.

Worldwide vehicle shipments were up 6% over the prior year to 4.6 million units, driving revenues 11% higher to €96.1 billion.

Adjusted for unusual items, EBIT was €3.7 billion and net profit was €955 million.

Available liquidity at year end totaled €26.2 billion.

In order to further fund the capital requirements of the Group’s five-year business plan, the Board of Directors has decided not to recommend a dividend on FCA common shares for 2014.

Looking at the performance of our mass-market operations by region, in NAFTA we continued to outperform the market, with sales up 15% over the prior year.

In the U.S., we closed the year posting our 57th consecutive month of year-over-year sales gains and our best annual sales since 2006. In addition, our market share was up 100 basis points which was the highest share growth of any OEM. In Canada, we recorded 61 straight months of growth and the strongest annual sales performance in our history.

In LATAM, results were positive, although below the prior year’s level primarily as a result of weaker demand in the region’s main markets. Despite those conditions, FCA maintained its leadership in Brazil, a position we have held for 13 years, increasing the lead over our nearest competitor to 350 basis points. In Argentina, market share increased 140 basis points.

In APAC, we posted strong earnings on the back of significant volume growth. Retail sales in the region, including JVs, were up 34% and we significantly outperformed the industry in each major market.

In EMEA, there were initial signs of a recovery in Europe with the industry registering a 5% increase – the first after six straight years of decline.

On the back of a more favorable product mix, increased volumes and industrial efficiencies, EMEA reduced losses significantly. EBIT adjusted for unusual items improved by €198 million for the full year, with a return to profitability in the fourth quarter indicating that we are turning the corner in the region as our focus on producing premium vehicles for export begins to pay off.

Both Ferrari and Maserati posted strong growth and Components also made a positive contribution.

2014 FCA Annual Report

With regard to the near-term outlook, we have already given guidance for the current year, with expected worldwide shipments in the 4.8 to 5.0 million unit range, revenues of around €108 billion, EBIT in the €4.1to €4.5 billion range, net profit of €1.0 to €1.2 billion and net industrial debt in the €7.5 billion to €8.0 billion range.

We will work towards the achievement of these targets with the same spirit that has brought us this far and with respect for the diversity of experiences and cultures that coexist, both inside and outside the Group. That commitment extends to the needs of local communities and the environment, as well as the legacy that we intend to leave future generations.

For the sixth consecutive year, the Group was included in the prestigious DJSI World, with an overall result that places FCA among the world’s leading companies in terms of economic, environmental and social performance.

For the third consecutive year, we were recognized as a leader for our commitment to addressing climate change. On the basis of transparency in disclosure and performance, FCA was named among the top ranked companies in the Climate Performance Leadership Index (CPLI).

These recognitions are the result of a business philosophy involving some 300,000 people throughout the organization, each taking accountability for achieving our targets, striving for excellence and acting responsibly.

I’d like to take this opportunity to thank everyone in the FCA organization for embracing the culture of sustainability and making a concrete contribution so that every year we, as a team, can look back with pride at the progress we have made.

Thank you also to all of our shareholders for standing by us as we have grown and transformed the business and for supporting us as we continue on this new global venture together.

5 March 2015

/s/ Sergio Marchionne

Sergio Marchionne

Chief Executive Officer

2014 FCA Annual Report

Certain Defined Terms

In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,”, “Fiat Group,”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V. , or FCA), the “Merger”, or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA prior to the Merger. References to “FCA US” refers to FCA US LLC, formerly known as Chrysler Group LLC, together with its direct and indirect subsidiaries.

In addition, all references to “U.S. Dollars,” “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

2014 FCA Annual Report

Selected Financial Data

The following tables set forth selected historical consolidated financial and other data of FCA and has been derived, in part, from:

•	the Consolidated financial statements of FCA for the years ended December 31, 2014, 2013 and 2012, included elsewhere in this document; and

•	the Consolidated financial statements of the Fiat Group for the years ended December 31, 2011 and 2010, which are not included in this document.

This data should be read in conjunction with Risk Factors, Operating Results and the Consolidated financial statements and related notes included elsewhere in this report.

Effective January 1, 2011, Fiat transferred a portion of its assets and liabilities to Fiat Industrial S.p.A., or Fiat Industrial, now known as CNH Industrial N.V., or CNH Industrial, or CNHI, in the form of a scissione parziale proporzionale (“partial proportionate demerger”) in accordance with Article 2506 of the Italian Civil Code.

On May 24, 2011, the Group acquired an additional 16 percent (on a fully-diluted basis) of FCA US, increasing its interest to 46 percent (on a fully-diluted basis). As a result of the potential voting rights associated with options that became exercisable on that date, the Group was deemed to have obtained control of FCA US for purposes of consolidation. The operating activities from this acquisition date through May 31, 2011 were not material to the Group. As such, FCA US was consolidated on a line-by-line basis by FCA with effect from June 1, 2011. Therefore the results of operations and cash flows for the years ended December 31, 2014, 2013 and 2012 are not directly comparable with those for the year ended December 31, 2011.

The Group adopted IAS 19 revised from January 1, 2013 and retrospectively applied those amendments from January 1, 2012. The Group also adopted IFRS 11 from January 1, 2014 and also retrospectively applied those amendments from January 1, 2012. These amendments were not applied to the Consolidated income statement or to the Consolidated Statement of Financial position for the years ended December 31, 2011 and 2010. Accordingly, these statements are not directly comparable with those for the years ended and as of December 31, 2014, 2013 and 2012.

2014 FCA Annual Report

Consolidated Income Statement Data

	2014	2013	2012	2011(1)	2010(2)
	(€ million)
Net revenues	96,090	86,624	83,765	59,559	35,880
EBIT	3,223	3,002	3,434	3,291	1,106
Profit before taxes	1,176	1,015	1,524	1,932	706
Profit from continuing operations	632	1,951	896	1,398	222
Profit/(loss) from discontinued operations	—	—	—	—	378
Net profit	632	1,951	896	1,398	600
Attributable to:
Owners of the parent	568	904	44	1,199	520
Non-controlling interest	64	1,047	852	199	80
Earnings/(loss) per share from continuing operations (in Euro)
Basic per ordinary share	0.465	0.744	0.036	0.962	0.130
Diluted per ordinary share	0.460	0.736	0.036	0.955	0.130
Basic per preference share	—	—	—	0.962	0.217
Diluted per preference share	—	—	—	0.955	0.217
Basic per savings share	—	—	—	1.071	0.239
Diluted per savings share	—	—	—	1.063	0.238
Earnings/(loss) per share (in Euro)
Basic per ordinary share	0.465	0.744	0.036	0.962	0.410
Diluted per ordinary share	0.460	0.736	0.036	0.955	0.409
Basic per preference share	—	—	—	0.962	0.410
Diluted per preference share	—	—	—	0.955	0.409
Basic per savings share	—	—	—	1.071	0.565
Diluted per savings share	—	—	—	1.063	0.564
Dividends paid per share (in Euro)(3)
Ordinary share	—	—	—	0.090	0.170
Preference share(4)	—	—	0.217	0.310	0.310
Savings share(4)	—	—	0.217	0.310	0.325
Other Statistical Information (unaudited):
Shipments (in thousands of units)	4,608	4,352	4,223	3,175	2,094
Number of employees at period end	232,165	229,053	218,311	197,021	137,801

(1)	Upon obtaining control of FCA US on May 24, 2011, FCA US’s financial results were consolidated beginning June 1, 2011.
(2)	CNHI was reported as discontinued operations in 2010 as a result of its demerger from Fiat effective January 1, 2011.
(3)	Dividends paid represent cash payments in the applicable year that generally relates to earnings of the previous year.
(4)	In accordance with the resolution adopted by the shareholders’ meeting on April 4, 2012, Fiat’s preference and savings shares were mandatorily converted into ordinary shares.

2014 FCA Annual Report

Consolidated Statement of Financial Position Data

	At December 31,
	2014	2013	2012	2011(1)(2)	2010
	(€ million)
Cash and cash equivalents	22,840	19,455	17,666	17,526	11,967
Total assets	100,510	87,214	82,633	80,379	73,442
Debt	33,724	30,283	28,303	27,093	20,804
Total equity	13,738	12,584	8,369	9,711	12,461
Equity attributable to owners of the parent	13,425	8,326	6,187	7,358	11,544
Non-controlling interests	313	4,258	2,182	2,353	917
Share capital	17	4,477	4,476	4,466	6,377
Shares issued (in thousands of shares):
Fiat S.p.A
Ordinary	—	1,250,688	1,250,403	1,092,681	1,092,247
Preference(4)	—	—	—	103,292	103,292
Savings(4)	—	—	—	79,913	79,913
FCA
Common(3)	1,284,919
Special Voting	408,942

(1)	The amounts at December 31, 2011 are equivalent to those at January 1, 2012 derived from the Consolidated financial statements.
(2)	The amounts at December 31, 2011 include the consolidation of FCAUS.
(3)	Book value per common share at December 31, 2014 amounted to €10.45.
(4)	In accordance with the resolution adopted by the shareholders’ meeting on April 4, 2012, Fiat’s preference and savings shares were mandatorily converted into ordinary shares.

2014 FCA Annual Report

Sustainability Highlights

		2014	2013	2012
Employees(1)	(no.)	228,690	225,587	214,836
of which are women	(%)	20.3%	19.6%	19.2%
Hours of training	(thousand)	4,297	4,232	4,206
Employees participating in performance evaluation process(2)	(no.)	60,700	54,500	52,700
Frequency rate of accidents	(no. accidents per 100,000 hours worked)	0.15	0.19	0.22
Severity rate of accidents	(no. days of absence due to accidents per 1,000 hours worked)	0.05	0.06	0.07
Energy consumption by plants	(terajoules)	48,645	48,322	45,692
CO2 emissions by plants	(thousands of tons)	4,283	4,178	3,965
Water withdrawal by plants	(thousands of m3)	24,653	24,936	25,874
Waste generated by plants	(thousands of tons)	1,744	1,809	1,761
Contributions to local communities(3)	(€ million)	24.2	19.7	20.8

Note:	all data audited is by SGS, an independent certification body. The scope, methodology, limitations and conclusions of the audit are provided in the Assurance Statement issued by SGS The Netherlands and published in the FCA 2014 interactive Sustainability Report.
(1)	Employee workforce figures reported in this section do not include the 50% Sevel JV in EMEA or the 50% Fial JV in APAC.
(2)	Includes all employees participating in the PLM (Performance and Leadership Management) and PBF (Performance & Behavior Feedback) evaluation processes.
(3)	Includes initiatives undertaken by the Group worldwide in support of local communities. Calculation based on London Benchmarking Group (LBG) method.

2014 FCA Annual Report

Creating Value for Our Shareholders

Responsible Management across the Value Chain

Fiat Chrysler Automobiles (FCA) is a leading player in the global automotive landscape with unique, world-class capabilities, and a vision built on the historic foundations and strengths inherited from Fiat and Chrysler.

Our guiding values and commitment to excellence - not only in terms of our products, but also for the integrity, transparency and the sense of responsibility with which we conduct our activities - are essential to achieving this vision.

At FCA, sustainability is a way of conducting business that relies on an interconnected and integrated approach to responsibility.

The foundation of a responsible company depends on full awareness of the nature and extent of this interconnection. It lies at the heart of our understanding of how the potential effects of our activities can be mitigated through responsible management and through the transformation of our financial, manufactured, intellectual, social and natural capitals.

Managing our business responsibly requires that we consider all potential implications of our strategic decisions and projects. This approach takes on even greater importance in today’s increasingly competitive landscape, where market conditions are challenging and the mobility needs of customers are changing rapidly.

Over the years, sustainability at FCA has evolved in parallel with the organization, resulting in a well-developed model that is integrated into every aspect of the Group’s activities. The sustainability management process is based on shared responsibility that, beginning with the highest level of management, involves every area of activity and every employee in each of the 40 countries where the Group has a presence.

To ensure tangible long-term value is created for stakeholders, the Group places particular emphasis on the following:

•	a governance model based on transparency and integrity

•	safe and eco-friendly products

•	a full-line product offering

•	competitive and innovative mobility solutions

•	promoting awareness and effective communication with consumers

•	proper management and professional development of employees

•	promotion of fair working conditions and respect for human rights

•	mutually beneficial relationships with business partners and local communities

•	mitigation of environmental impacts from manufacturing and non-manufacturing processes

The Group uses multiple channels, including the corporate website and social networks, to provide up-to-date and transparent information on its sustainability commitments and results.

Sustainability contents of the 2014 Annual Report address aspects identified as being of greatest importance to the Group’s internal and external stakeholders and reports on a selection of key long-term sustainability targets. Additional information relating to the Group’s sustainability commitments is provided in the interactive 2014 Sustainability Report available on the corporate website.

2014 FCA Annual Report

Sustainability Leadership

Our Group’s commitment to sustainability has received recognition at the global level from several leading organizations and indices.

In 2014, FCA was included in the prestigious Dow Jones Sustainability Index World for the sixth time with a score of 87/100. The average for all Automobiles sector companies evaluated by RobecoSAM, the specialists in sustainability investment, was 58/100. This result places FCA firmly among the world’s leading companies in terms of combined economic, environmental and social performance.

For the third consecutive year, the Group was recognized as a leader for its commitment and results in addressing climate change. On the basis of transparency in disclosure and performance, FCA was named as a leader in the CDP Italy 100 Climate Disclosure Leadership Index (CDLI) and among the top ranked companies in the Climate Performance Leadership Index (CPLI) 2014. FCA scored 98/100 for transparency in disclosure and was included in The A List: the CDP Climate Performance Leadership Index 2014, which includes companies that have demonstrated a superior approach to climate change mitigation.

During the year, the Group’s position was also confirmed in the Euronext Vigeo Europe 120 and the Euronext Vigeo Eurozone 120 indices, both established in collaboration with NYSE Euronext, which include the top ESG performers based on an analysis of approximately 330 indicators.

FCA is also a member of numerous other leading indices including: ESI Excellence Europe, STOXX Global ESG Leaders, STOXX Global ESG Environmental Leaders, STOXX Global ESG Social Leaders, STOXX Global ESG Governance Leaders, ECPI Euro Ethical Equity, ECPI Emu Ethical Equity, ECPI Global Developed ESG Best in Class Equity, FTSE ECPI Italia SRI Benchmark, FTSE ECPI Italia SRI Leaders, and Parks GLBT Diversity Index.

2014 FCA Annual Report

Risk Factors

We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial, may also become important factors that affect us.

Risks Related to Our Business, Strategy and Operations

Our profitability depends on reaching certain minimum vehicle sales volumes. If our vehicle sales deteriorate, particularly sales of our minivans, larger utility vehicles and pick-up trucks, our results of operations and financial condition will suffer.

Our success requires us to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, therefore, changes in vehicle sales volume can have a disproportionately large effect on our profitability. For example, assuming constant pricing, mix and cost of sales per vehicle, that all results of operations were attributable to vehicle shipments and that all other variables remain constant, a ten percent decrease in our 2014 vehicle shipments would reduce our Earnings Before Interest and Taxes, or EBIT, by approximately 40 percent for 2014, without accounting for actions and cost containment measures we may take in response to decreased vehicle sales.

Further, a shift in demand away from our minivans, larger utility vehicles and pick-up trucks in the U.S., Canada, Mexico and Caribbean islands, or NAFTA, region towards passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability in the NAFTA region. Our minivans, larger utility vehicles and pick-up trucks accounted for approximately 44 percent of our total U.S. retail vehicle sales in 2014 (not including vans and medium duty trucks) and the profitability of this portion of our portfolio is approximately 33 percent higher than that of our overall U.S. retail portfolio on a weighted average basis. A shift in demand such that U.S. industry market share for minivans, larger utility vehicles and pick-up trucks deteriorated by 10 percentage points and U.S. industry market share for cars and smaller utility vehicles increased by 10 percentage points, whether in response to higher fuel prices or other factors, holding other variables constant, including our market share of each vehicle segment, would have reduced the Group’s EBIT by approximately 4 percent for 2014. This estimate does not take into account any other changes in market conditions or actions that the Group may take in response to shifting consumer preferences, including production and pricing changes.

Moreover, we tend to operate with negative working capital as we generally receive payments from vehicle sales to dealers within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if vehicle sales decline we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle sales. If vehicle sales do not increase, or if they were to fall short of our assumptions, due to financial crisis, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected.

Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control.

Our results of operations and financial position may be influenced by various macroeconomic factors—including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, energy prices, the cost of commodities or other raw materials, the rate of unemployment and foreign currency exchange rates—within the various countries in which we operate.

2014 FCA Annual Report

Beginning in 2008, global financial markets have experienced severe disruptions, resulting in a material deterioration of the global economy. The global economic recession in 2008 and 2009, which affected most regions and business sectors, resulted in a sharp decline in demand for automobiles. Although more recently we have seen signs of recovery in certain regions, the overall global economic outlook remains uncertain.

In Europe, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, led to further pressure on economic growth and to new periods of recession. Prior to a slight improvement in 2014, European automotive industry sales declined over several years following a period in which sales were supported by government incentive schemes, particularly those designed to promote sales of more fuel efficient and low emission vehicles. Prior to the global financial crisis, industry-wide sales of passenger cars in Europe were 16 million units in 2007. In 2014, following six years of sales declines, sales in that region rose 5 percent over 2013 to 13 million passenger cars. From 2011 to 2014, our market share of the European passenger car market decreased from 7.0 percent to 5.8 percent, and we have reported losses and negative EBIT in each of the past four years in the Europe, Middle East and Africa, or EMEA, segment. See Overview—Overview of Our Business for a description of our reportable segments. These ongoing concerns could have a detrimental impact on the global economic recovery, as well as on the financial condition of European financial institutions, which could result in greater volatility, reduced liquidity, widening of credit spreads and lack of price transparency in credit markets. Widespread austerity measures in many countries in which we operate could continue to adversely affect consumer confidence, purchasing power and spending, which could adversely affect our financial condition and results of operations.

A majority of our revenues have been generated in the NAFTA segment, as vehicle sales in North America have experienced significant growth from the low vehicle sales volumes in 2009-2010. However, this recovery may not be sustained or may be limited to certain classes of vehicles. Since the recovery may be partially attributable to the pent-up demand and average age of vehicles in North America following the extended economic downturn, there can be no assurances that continued improvements in general economic conditions or employment levels will lead to additional increases in vehicle sales. As a result, North America may experience limited growth or decline in vehicle sales in the future.

In addition, slower expansion or recessionary conditions are being experienced in major emerging countries, such as China, Brazil and India. In addition to weaker export business, lower domestic demand has also led to a slowing economy in these countries. These factors could adversely affect our financial condition and results of operations.

In general, the automotive sector has historically been subject to highly cyclical demand and tends to reflect the overall performance of the economy, often amplifying the effects of economic trends. Given the difficulty in predicting the magnitude and duration of economic cycles, there can be no assurances as to future trends in the demand for products sold by us in any of the markets in which we operate.

In addition to slow economic growth or recession, other economic circumstances—such as increases in energy prices and fluctuations in prices of raw materials or contractions in infrastructure spending—could have negative consequences for the industry in which we operate and, together with the other factors referred to previously, could have a material adverse effect on our financial condition and results of operations.

We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.

The growth strategies reflected in our 2014-2018 Strategic Business Plan, or Business Plan, will require us to make significant investments, including to expand several brands that we believe to have global appeal into new markets. Such

2014 FCA Annual Report

strategies include expanding sales of the Jeep brand globally, most notably through localized production in Asia and Latin America and reintroduction of the Alfa Romeo brand in North America and other markets throughout the world. Our plans also include a significant expansion of our Maserati brand vehicles to cover all segments of the luxury vehicle market. This will require significant investments in our production facilities and in distribution networks in these markets. If we are unable to introduce vehicles that appeal to consumers in these markets and achieve our brand expansion strategies, we may be unable to earn a sufficient return on these investments and this could have a material adverse effect on our financial condition and results of operations.

Product recalls and warranty obligations may result in direct costs, and loss of vehicle sales could have material adverse effects on our business.

We, and the U.S. automotive industry in general, have recently experienced a significant increase in recall activity to address performance, compliance or safety-related issues. The costs we incur to recall vehicles typically include the cost of replacement parts and labor to remove and replace parts, substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle’s sale. Product recalls may also harm our reputation and may cause consumers to question the safety or reliability of our products.

Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales.

We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions may result in unanticipated losses.

Our future performance depends on our ability to expand into new markets as well as enrich our product portfolio and offer innovative products in existing markets.

Our success depends, among other things, on our ability to maintain or increase our share in existing markets and/or to expand into new markets through the development of innovative, high-quality products that are attractive to customers and provide adequate profitability. Following our January 2014 acquisition of the approximately 41.5 percent interest in FCA US that we did not already own, we announced our Business Plan in May 2014. Our Business Plan includes a number of product initiatives designed to improve the quality of our product offerings and grow sales in existing markets and expand in new markets.

It generally takes two years or more to design and develop a new vehicle, and a number of factors may lengthen that schedule. Because of this product development cycle and the various elements that may contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences, an initial product concept or design that we believe will be attractive may not result in a vehicle that will generate sales in sufficient quantities and at high enough prices to be profitable. A failure to develop and offer innovative products that compare favorably to those of our principal competitors, in terms of price, quality, functionality and features, with particular regard to the upper-end of the product range, or delays in bringing strategic new models to the market, could impair our strategy, which would have a material adverse effect on our financial condition and results of operations. Additionally, our high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements, which limit our flexibility to adjust personnel costs to changes in demand for our products, may further exacerbate the risks associated with incorrectly assessing demand for our vehicles.

2014 FCA Annual Report

Further, if we determine that a safety or emissions defect, a mechanical defect or a non-compliance with regulation exists with respect to a vehicle model prior to the retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. The costs associated with any protracted delay in new model launches necessary to remedy such defect, and the cost of providing a free remedy for such defects or non-compliance in vehicles that have been sold, could be substantial.

The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.

Substantially all of our revenues are generated in the automotive industry, which is highly competitive, encompassing the production and distribution of passenger cars, light commercial vehicles and components and production systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered, and many of our competitors are better capitalized with larger market shares.

Competition, particularly in pricing, has increased significantly in the automotive industry in recent years. Global vehicle production capacity significantly exceeds current demand, partly as a result of lower growth in demand for vehicles. This overcapacity, combined with high levels of competition and weakness of major economies, has intensified and may further intensify pricing pressures.

Our competitors may respond to these conditions by attempting to make their vehicles more attractive or less expensive to customers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. These actions have had, and could continue to have, a negative impact on our vehicle pricing, market share, and results of operations.

In the automotive business, sales to end-customers are cyclical and subject to changes in the general condition of the economy, the readiness of end-customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand. The automotive industry is also subject to the constant renewal of product offerings through frequent launches of new models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions coupled with more limited capital than many of our principal competitors could have a material adverse impact on our financial condition and results of operations.

Our current credit rating is below investment grade and any further deterioration may significantly affect our funding and prospects.

The ability to access the capital markets or other forms of financing and the related costs depend, among other things, on our credit ratings. Following downgrades by the major rating agencies, we are currently rated below investment grade. The rating agencies review these ratings regularly and, accordingly, new ratings may be assigned to us in the future. It is not currently possible to predict the timing or outcome of any ratings review. Any downgrade may increase our cost of capital and potentially limit our access to sources of financing, which may cause a material adverse effect on our business prospects, earnings and financial position. Since the ratings agencies may separately review and rate FCA US on a stand-alone basis, it is possible that our credit ratings may not benefit from any improvements in FCA US’s credit ratings or that a deterioration in FCA US’s credit ratings could result in a negative rating review of us. See Liquidity and Capital Resources for more information on our financing arrangements.

2014 FCA Annual Report

We may not be able to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances may have an adverse impact on our results of operations.

We may engage in acquisitions or enter into, expand or exit from strategic alliances which could involve risks that may prevent us from realizing the expected benefits of the transactions or achieving our strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position and results of operations could be adversely affected.

We may not achieve the expected benefits from our integration of the Group’s operations.

The January 2014 acquisition of the approximately 41.5 percent interest in FCA US we did not already own and the related integration of the two businesses is intended to provide us with a number of long-term benefits, including allowing new vehicle platforms and powertrain technologies to be shared across a larger volume, as well as procurement benefits and global distribution opportunities, particularly the extension of brands into new markets. The integration is also intended to facilitate penetration of key brands in several international markets where we believe products would be attractive to consumers, but where we currently do not have significant market penetration.

The ability to realize the benefits of the integration is critical for us to compete with other automakers. If we are unable to convert the opportunities presented by the integration into long-term commercial benefits, either by improving sales of vehicles and service parts, reducing costs or both, our financial condition and results of operations may be materially adversely affected.

We may be exposed to shortfalls in our pension plans.

Our defined benefit pension plans are currently underfunded. As of December 31, 2014, our defined benefit pension plans were underfunded by approximately €5.1 billion (€4.8 billion of which relates to FCA US’s defined benefit pension plans). Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns

2014 FCA Annual Report

on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly rebalance illiquid and long-term investments.

To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations.

Any reduction in the discount rate or the value of plan assets, or any increase in the present value of obligations, may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions, we could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency. With our ownership in FCA US now equal to 100 percent, we may become subject to certain U.S. legal requirements making us secondarily responsible for a funding shortfall in certain of FCA US’s pension plans in the event these pension plans were terminated and FCA US were to become insolvent.

We may not be able to provide adequate access to financing for our dealers and retail customers.

Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail customers use a variety of finance and lease programs to acquire vehicles.

Unlike many of our competitors, we do not own and operate a controlled finance company dedicated solely to our mass-market operations in the U.S. and certain key markets in Europe. Instead we have elected to partner with specialized financial services providers through joint ventures and commercial agreements. Our lack of a controlled finance company in these key markets may increase the risk that our dealers and retail customers will not have access to sufficient financing on acceptable terms which may adversely affect our vehicle sales in the future. Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail customers, our lack of a controlled finance company in those markets could adversely affect our results of operations.

In other markets, we rely on controlled finance companies, joint ventures and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail customers. Finance companies are subject to various risks that could negatively affect their ability to provide financing services at competitive rates, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies, defaults or prepayments;

2014 FCA Annual Report

•	wholesale auction values of used vehicles;

•	higher than expected vehicle return rates and the residual value performance of vehicles they lease; and

•	fluctuations in interest rates and currency exchange rates.

Any financial services provider, including our joint ventures and controlled finance companies, will face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or customers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail customers.

To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail customers, such dealers and retail customers may not have sufficient access to financing to purchase or lease our vehicles. As a result, our vehicle sales and market share may suffer, which would adversely affect our financial condition and results of operations.

Vehicle sales depend heavily on affordable interest rates for vehicle financing.

In certain regions, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail customers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our retail customers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because our customers may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.

Limitations on our liquidity and access to funding may limit our ability to execute our Business Plan and improve our financial condition and results of operations.

Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Although we have measures in place that are designed to ensure that adequate levels of working capital and liquidity are maintained, declines in sales volumes could have a negative impact on the cash-generating capacity of our operating activities. For a discussion of these factors, see Liquidity and Capital Resources. We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to decreases in vehicle sales, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our Business Plan and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, customers, suppliers and financial service providers, to do business with us, which may adversely affect our financial condition and results of operations.

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Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.

We are continuing to implement a number of cost reduction and productivity improvement initiatives in our operations, for example, by increasing the number of vehicles that are based on common platforms, reducing dependence on sales incentives offered to dealers and consumers, leveraging purchasing capacity and volumes and implementing World Class Manufacturing, or WCM, principles. WCM principles are intended to eliminate waste of all types, and improve worker efficiency, productivity, safety and vehicle quality as well as worker flexibility and focus on removing capacity bottlenecks to maximize output when market demand requires without having to resort to significant capital investments. As part of our Business Plan, we plan to continue our efforts to extend our WCM programs into all of our production facilities and benchmark across all of our facilities around the world. Our future success depends upon our ability to implement these initiatives successfully throughout our operations. While some productivity improvements are within our control, others depend on external factors, such as commodity prices, supply capacity limitations, or trade regulation. These external factors may make it more difficult to reduce costs as planned, and we may sustain larger than expected production expenses, materially affecting our business and results of operations. Furthermore, reducing costs may prove difficult due to the need to introduce new and improved products in order to meet consumer expectations.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations, antitrust, intellectual property, tax and other legal proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Notes 26 and 33 of the Consolidated financial statements included elsewhere in this report for additional information.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business reputation and cause a default under certain covenants in our credit agreements and other debt.

We continuously monitor and evaluate changes in our internal controls over financial reporting. In support of our drive toward common global systems, we are extending the current finance, procurement, and capital project and investment management systems to new areas of operations. As appropriate, we continue to modify the design and documentation of internal control processes and procedures relating to the new systems to simplify and automate many of our previous processes. Our management believes that the implementation of these systems will continue to improve and enhance internal controls over financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business reputation.

In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a default under certain covenants in the indentures governing certain of our public indebtedness, and other credit agreements.

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A disruption in our information technology could compromise confidential and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete.

Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. For any of these reasons, we may experience systems malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large-scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.

In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle sales may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights, which may harm our business.

Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours. Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement and use could adversely affect our business, financial condition or results of operations.

The laws of some countries in which we operate do not offer the same protection of our intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for us to protect our intellectual property from misuse or infringement there. Our inability to protect our intellectual property rights in some countries may harm our business, financial condition or results of operations.

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We are subject to risks relating to international markets and exposure to changes in local conditions.

We are subject to risks inherent to operating globally, including those related to:

•	exposure to local economic and political conditions;

•	import and/or export restrictions;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments to or from subsidiaries;

•	foreign investment and/or trade restrictions or requirements, foreign exchange controls and restrictions on the repatriation of funds. In particular, current regulations limit our ability to access and transfer liquidity out of Venezuela to meet demands in other countries and also subject us to increased risk of devaluation or other foreign exchange losses. See Subsequent events and 2015 outlook for more information regarding our Venezuela operations; and

•	the introduction of more stringent laws and regulations.

Unfavorable developments in any one or a combination of these areas (which may vary from country to country) could have a material adverse effect on our financial condition and results of operations.

Our success largely depends on the ability of our current management team to operate and manage effectively.

Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Group and individual areas of the business. In particular, our Chief Executive Officer, Sergio Marchionne, is critical to the execution of our new strategic direction and implementation of the Business Plan. Although Mr. Marchionne has indicated his intention to remain as our Chief Executive Officer through the period of our Business Plan, if we were to lose his services or those of any of our other senior executives or key employees it could have a material adverse effect on our business prospects, earnings and financial position. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel our business, financial condition and results of operations may suffer.

Developments in emerging market countries may adversely affect our business.

We operate in a number of emerging markets, both directly (e.g., Brazil and Argentina) and through joint ventures and other cooperation agreements (e.g., Turkey, India, China and Russia). Our Business Plan provides for expansion of our existing sales and manufacturing presence in our South and Central America, or LATAM, and Asia and Pacific countries, or APAC, regions. In recent years we have been the market leader in Brazil, which has provided a key contribution to our financial performance. Our exposure to other emerging countries has increased in recent years, as have the number and importance of such joint ventures and cooperation agreements. Economic and political developments in Brazil and other emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our financial condition and results of operations. Further, in certain markets in which we or our joint ventures operate, government approval may be required for certain activities, which may limit our ability to act quickly in making decisions on our operations in those markets.

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Maintaining and strengthening our position in these emerging markets is a key component of our global growth strategy in our Business Plan. However, with competition from many of the largest global manufacturers as well as numerous smaller domestic manufacturers, the automotive market in these emerging markets is highly competitive. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our financial condition and results of operations.

Our reliance on joint ventures in certain emerging markets may adversely affect the development of our business in those regions.

We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance, we have entered into a joint venture with Guangzhou Automobile Group Co., Ltd, or GAC Group, which will localize production of three new Jeep vehicles for the Chinese market and expand the portfolio of Jeep Sport Utility Vehicles, or SUVs, currently available to Chinese consumers as imports. We have also entered into a joint venture with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.

Our reliance on joint ventures to enter or expand our presence in these markets may expose us to risk of conflict with our joint venture partners and the need to divert management resources to overseeing these shareholder arrangements. Further, as these arrangements require cooperation with third party partners, these joint ventures may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have an adverse effect on our financial condition and results of operations.

Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, may have a significant effect on how we do business and may adversely affect our results of operations.

In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future and these costs could be difficult to pass through to customers. As a result, we may face limitations on the types of vehicles we produce and sell and where we can sell them, which could have a material adverse impact on our financial condition and results of operations.

Government initiatives to stimulate consumer demand for products sold by us, such as changes in tax treatment or purchase incentives for new vehicles, can substantially influence the timing and level of our revenues. The size and duration of such government measures are unpredictable and outside of our control. Any adverse change in government policy relating to those measures could have material adverse effects on our business prospects, financial condition and results of operations.

The financial resources required to develop and commercialize vehicles incorporating sustainable technologies for the future are significant, as are the barriers that limit the mass-market potential of such vehicles.

Our product strategy is driven by the objective of achieving sustainable mobility by reducing the environmental impact of vehicles over their entire life cycle. We therefore intend to continue investing capital resources to develop new sustainable technology. We aim to increase the use of alternative fuels, such as natural gas, by continuing to offer a range of dual-fuel passenger cars and commercial vehicles. Additionally, we plan to continue developing alternative propulsion systems, particularly for vehicles driven in urban areas (such as the zero-emission Fiat 500e).

2014 FCA Annual Report

In many cases, technological and cost barriers limit the mass-market potential of sustainable natural gas and electric vehicles. In certain other cases the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us and by suppliers. There can be no assurance that these advances will occur in a timely or feasible manner, that the funds we have budgeted or expended for these purposes will be adequate, or that we will be able to obtain rights to use these technologies. Further, our competitors and others are pursuing similar technologies and other competing technologies and there can be no assurance that they will not acquire similar or superior technologies sooner than we will or on an exclusive basis or at a significant price advantage.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.

Substantially all of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our financial condition and results of operations.

We depend on our relationships with suppliers.

We purchase raw materials and components from a large number of suppliers and depend on services and products provided by companies outside the Group. Close collaboration between an original equipment manufacturer, or OEM, and its suppliers is common in the automotive industry, and although this offers economic benefits in terms of cost reduction, it also means that we depend on our suppliers and are exposed to the possibility that difficulties, including those of a financial nature, experienced by those suppliers (whether caused by internal or external factors) could have a material adverse effect on our financial condition and results of operations.

We face risks associated with increases in costs, disruptions of supply or shortages of raw materials.

We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as energy. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our cost of sales over the short term. We seek to manage this exposure, but we may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by changes in vehicle prices or countered by productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers that assure access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For instance, natural or man-made disasters or civil unrest may have severe and unpredictable effects on the price of certain raw materials in the future.

As with raw materials, we are also at risk for supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to, tight credit markets or other financial distress, natural or man-made disasters, or production difficulties. We will continue to work with suppliers to monitor potential disruptions and shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues. However, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material.

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Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle sales objectives and profitability. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle sales objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, may result in a material impact on our financial condition and/or results of operations.

We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities.

We use various forms of financing to cover funding requirements for our industrial activities and for providing financing to our dealers and customers. Moreover, liquidity for industrial activities is also principally invested in variable-rate or short-term financial instruments. Our financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can affect net revenues, finance costs and margins.

We seek to manage risks associated with fluctuations in currency and interest rates through financial hedging instruments. Despite such hedges being in place, fluctuations in currency or interest rates could have a material adverse effect on our financial condition and results of operations. For example, the weakening of the Brazilian Real against the Euro in 2014 impacted the results of operations of our LATAM segment. See Operating Results—Results of Operations.

Our financial services activities are also subject to the risk of insolvency of dealers and retail customers, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail customers, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.

We are a Dutch public company with limited liability, and our shareholders may have rights different from those of shareholders of companies organized in the U.S.

The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootsehap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the U.S. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

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It may be difficult to enforce U.S. judgments against us.

We are organized under the laws of the Netherlands, and a substantial portion of our assets are outside of the U.S. Most of our directors and senior management and our independent auditors are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon these persons. It may also be difficult for U.S. investors to enforce within the U.S. judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether the courts outside the U.S. would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.

We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being tax resident elsewhere.

We are not a company incorporated in the United Kingdom, or U.K. Therefore, whether we are resident in the U.K. for tax purposes will depend on whether our “central management and control” is located (in whole or in part) in the U.K. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that we, a group holding company, are likely to be regarded as having become U.K.-resident on this basis from incorporation and remaining so if, as we intend, (i) at least half of the meetings of our Board of Directors are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the U.K.; and (v) we have permanent staffed office premises in the U.K.

Even if we are resident in the U.K. for tax purposes on this basis, as expected, we would nevertheless not be treated as U.K.-resident if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there is a tie-breaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Our residence for Italian tax purposes is largely a question of fact based on all circumstances. A rebuttable presumption of residence in Italy may apply under Article 73(5-bis) of the Italian Consolidated Tax Act, or CTA. However, we have set up and thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should be deemed resident in the U.K. from our incorporation for the purposes of the Italy-U.K. tax treaty. The result of this is that we should not be regarded as an Italian tax resident either for the purposes of the Italy-U.K. tax treaty or for Italian domestic law purposes. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.

Even if our “central management and control” is in the U.K. as expected, we will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that we are incorporated there. Nonetheless, we will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case. We have applied for a ruling from the U.K. and Dutch competent authorities that we should be treated as resident solely in the U.K. for the purposes of the treaty. The outcome of that application cannot be guaranteed and it is possible that the U.K. and Dutch competent authorities may fail to

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reach an agreement. We anticipate, however, that, so long as the factors listed in the third preceding paragraph are present at all material times, the possibility that the U.K. and Dutch competent authorities will rule that we should be treated as solely resident in the Netherlands is remote. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn or cease to apply.

We therefore expect to continue to be treated as resident in the U.K. and subject to U.K. corporation tax.

Unless and until the U.K. and the Dutch competent authorities rule that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, the Netherlands will be allowed to levy tax on us as a Dutch-tax-resident taxpayer.

The U.K.’s controlled foreign company taxation rules may reduce net returns to shareholders.

On the assumption that we are resident for tax purposes in the U.K., we will be subject to the U.K. controlled foreign company, or CFC, rules. The CFC rules can subject U.K.-tax-resident companies (in this case, us) to U.K. tax on the profits of certain companies not resident for tax purposes in the U.K. in which they have at least a 25 percent direct or indirect interest. Interests of connected or associated persons may be aggregated with those of the U.K.-tax-resident company when applying this 25 percent threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the U.K. The definition of control is broad (it includes economic rights) and captures some joint ventures.

Various exemptions are available. One of these is that a CFC must be subject to tax in its territory of residence at an effective rate not less than 75 percent of the rate to which it would be subject in the U.K., after making specified adjustments. Another of the exemptions (the “excluded territories exemption”) is that the CFC is resident in a jurisdiction specified by HMRC in regulations (several jurisdictions in which our group has significant operations, including Brazil, Italy and the U.S., are so specified). For this exemption to be available, the CFC must not be involved in an arrangement with a main purpose of avoiding U.K. tax and the CFC’s income falling within certain categories (often referred to as the CFC’s “bad income”) must not exceed a set limit. In the case of the U.S. and certain other countries, the “bad income” test need not be met if the CFC does not have a permanent establishment in any other territory and the CFC or persons with an interest in it are subject to tax in its home jurisdiction on all its income (other than non-deductible distributions). We expect that our principal operating activities should fall within one or more of the exemptions from the CFC rules, in particular the excluded territories exemption.

Where the entity exemptions are not available, profits from activities other than finance or insurance will only be subject to apportionment under the CFC rules where:

•	some of the CFC’s assets or risks are acquired, managed or controlled to any significant extent in the U.K. (a) other than by a U.K. permanent establishment of the CFC and (b) other than under arm’s length arrangements;

•	the CFC could not manage the assets or risks itself; and

•	the CFC is party to arrangements which increase its profits while reducing tax payable in the U.K. and the arrangements would not have been made if they were not expected to reduce tax in some jurisdiction.

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Profits from finance activities (whether considered trading or non-trading profits for U.K. tax purposes) or from insurance may be subject to apportionment under the CFC rules if they meet the tests set out above or specific tests for those activities. A full or 75 percent exemption may also be available for some non-trading finance profits.

Although we do not expect the U.K.’s CFC rules to have a material adverse impact on our financial position, the effect of the new CFC rules on us is not yet certain. We will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the CFC rules may have a material adverse impact on our financial position, reducing net returns to our shareholders.

The existence of a permanent establishment in Italy for us after the Merger is a question of fact based on all the circumstances.

Whether we have maintained a permanent establishment in Italy after the Merger, or an Italian P.E., is largely a question of fact based on all the circumstances. We believe that, on the understanding that we should be a U.K.-resident company under the Italy-U.K. tax treaty, we are likely to be treated as maintaining an Italian P.E. because we have maintained and intend to continue to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on our assets connected with the Italian P.E. cannot be taxed as a result of the Merger; (ii) our tax-deferred reserves cannot be taxed, inasmuch as they have been recorded in the Italian P.E.’s financial accounts; and (iii) the Italian fiscal unit that was headed by Fiat before the Merger, or Fiscal Unit, continues with respect to our Italian subsidiaries whose shareholdings are part of the Italian P.E.’s net worth.

According to Article 124(5) of the CTA, a mandatory ruling request should be submitted to the Italian tax authorities, in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit that was previously in place between Fiat and its Italian subsidiaries. We filed a ruling request with the Italian tax authorities in respect of the continuation of the Fiscal Unit via the Italian P.E. on April 16, 2014. The Italian tax authorities issued the ruling on December 10, 2014, or the Ruling, confirming that the Fiscal Unit may continue via the Italian P.E. However, the Ruling is an interpretative ruling. It is not an assessment of a certain set of facts and circumstances. Therefore, even though the Ruling confirms that the Fiscal Unit may continue via the Italian P.E., this does not rule out that the Italian tax authorities may in the future verify whether we actually have a P.E. in Italy and potentially challenge the existence of such P.E. Because the analysis is highly factual, there can be no assurance regarding our maintenance of an Italian P.E. after the Merger.

Risks Related to Our Indebtedness

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding on competitive terms and limit our financial and operating flexibility.

The extent of our indebtedness could have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which may put us at a competitive disadvantage; and

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•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.

These risks may be exacerbated by volatility in the financial markets, particularly those resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Even after the January 2014 acquisition of the approximately 41.5 percent interest in FCA US that we did not already own, FCA US continues to manage financial matters, including funding and cash management, separately. Additionally, we have not provided guarantees or security or undertaken any other similar commitment in relation to any financial obligation of FCA US, nor do we have any commitment to provide funding to FCA US in the future.

Furthermore, certain of our bonds include covenants that may be affected by FCA US’s circumstances. In particular, these bonds include cross-default clauses which may accelerate the relevant issuer’s obligation to repay its bonds in the event that FCA US fails to pay certain debt obligations on maturity or is otherwise subject to an acceleration in the maturity of any of those obligations. Therefore, these cross-default provisions could require early repayment of those bonds in the event FCA US’s debt obligations are accelerated or are not repaid at maturity. There can be no assurance that the obligation to accelerate the repayment by FCA US of its debts will not arise or that it will be able to pay its debt obligations when due at maturity.

In addition, one of our existing revolving credit facilities, expiring in July 2016, provides some limits on our ability to provide financial support to FCA US.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility.

The indentures governing certain of our outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of companies in the Group to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

For more information regarding our credit facilities and debt, see Liquidity and Capital Resources.

Restrictions arising out of FCA US’s debt instruments may hinder our ability to manage our operations on a consolidated, global basis.

FCA US is party to credit agreements for certain senior credit facilities and an indenture for two series of secured senior notes. These debt instruments include covenants that restrict FCA US’s ability to pay dividends or enter into sale and leaseback transactions, make certain distributions or purchase or redeem capital stock, prepay other debt, encumber assets, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations, enter into certain transactions with affiliates or undertake various other business activities.

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In particular, in January 2014 and February 2015, FCA US paid distributions of U.S.$1.9 billion and U.S.$1.3 billion, respectively, to its members. Further distributions will be limited to 50 percent of FCA US’s cumulative consolidated net income (as defined in the agreements) from the period from January 1, 2012 until the end of the most recent fiscal quarter, less the amounts of the January 2014 and February 2015 distributions. See Liquidity and Capital Resources.

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In particular, the senior credit facilities contain, and future indebtedness may contain, other and more restrictive covenants. These agreements also restrict FCA US from prepaying certain of its indebtedness or imposing limitations that make prepayment impractical. The senior credit facilities require FCA US to maintain borrowing base collateral coverage and a minimum liquidity threshold. A breach of any of these covenants or restrictions could result in an event of default on the indebtedness and the other indebtedness of FCA US or result in cross-default under certain of its or our indebtedness.

If FCA US is unable to comply with these covenants, its outstanding indebtedness may become due and payable and creditors may foreclose on pledged properties. In this case, FCA US may not be able to repay its debt and it is unlikely that it would be able to borrow sufficient additional funds. Even if new financing is made available to FCA US in such circumstances, it may not be available on acceptable terms.

Compliance with certain of these covenants could also restrict FCA US’s ability to take certain actions that its management believes are in FCA US’s and our best long-term interests.

Should FCA US be unable to undertake strategic initiatives due to the covenants provided for by the above-referenced instruments, our business prospects, financial condition and results of operations could be impacted.

No assurance can be given that restrictions arising out of FCA US’s debt instruments will be eliminated.

In connection with our capital planning to support the Business Plan, we have announced our intention to eliminate existing contractual terms limiting the free flow of capital among Group companies, including through the redemption of each series of FCA US’s outstanding secured senior notes no later than their optional redemption dates in June 2015 and 2016, as well as the refinancing of outstanding FCA US term loans and its revolving credit facility at or before this time. No assurance can be given regarding the timing of such transactions or that such transactions will be completed.

Substantially all of the assets of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under its senior credit facilities and secured senior notes and could become subject to lenders’ contractual rights if an event of default were to occur.

FCA US and several of its U.S. subsidiaries are obligors or guarantors under FCA US’s senior credit facilities and secured senior notes. The obligations under the senior credit facilities and secured senior notes are secured by senior and junior priority, respectively, security interests in substantially all of the assets of FCA US and its U.S. subsidiary guarantors. The collateral includes 100 percent of the equity interests in FCA US’s U.S. subsidiaries, 65 percent of the equity interests in its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors, all personal property and substantially all of FCA US’s U.S. real property other than its Auburn Hills, Michigan headquarters. An event of default under FCA US’s senior credit facilities and/or secured senior notes could trigger its lenders’ or noteholders’ contractual rights to enforce their security interest in these assets.

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Risks Relating to the Proposed Separation of Ferrari

No assurance can be given that the Ferrari separation will occur.

No assurance can be given as to whether and when the separation of Ferrari will occur. We may determine to delay or abandon the separation at any time for any reason or for no reason.

The terms of the proposed separation of Ferrari and Ferrari’s stand-alone capital structure have not been determined.

The terms of the proposed separation of Ferrari and Ferrari’s stand-alone capital structure have not yet been determined. However, the final structure and terms of the separation may not coincide with the terms set forth in this report. No assurance can be given as to the terms of the prospective interest in Ferrari or the terms of how it will be distributed.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ferrari.

We may not be able to achieve the financial and other benefits that we expect will result from the separation of Ferrari. The anticipated benefits of the separation are based on a number of assumptions, some of which may prove incorrect. For example, there can be no assurance that the separation of Ferrari will enable us to strengthen our capital base sufficiently to offset the loss of the earnings and potential earnings of Ferrari.

Following the Ferrari separation, the price of our common shares may fluctuate significantly.

We cannot predict the prices at which our common shares may trade after the separation, the effect of the separation on the trading prices of our common shares or whether the market value of our common shares and the common shares of Ferrari held by a shareholder after the separation will be less than, equal to or greater than the market value of our common shares held by such shareholder prior to the separation.

We intend for the Ferrari separation to qualify as a generally tax-free distribution for our shareholders from a U.S. federal income tax perspective, and as a tax-free transaction from an Italian income tax perspective, but no assurance can be given that the separation will receive such tax-free treatment in the United States or in other jurisdictions.

It is our intention to structure the Ferrari separation and any spin-off to our shareholders in a tax efficient manner from a U.S. federal income tax perspective, taking appropriate account of the potential impact on shareholders, but no assurance can be given that the intended tax treatment will be achieved, or that shareholders, and/or persons that receive the benefit of Ferrari shares, will not incur substantial tax liabilities in connection with the separation and distribution. In particular, the requirements for favorable treatment differ (and may conflict) from jurisdiction to jurisdiction and the relevant requirements are often complex, and no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought or, if sought, granted. Following an initial public offering of a portion of our equity interest in Ferrari, we currently intend to spin-off our remaining equity interest in Ferrari to holders of our common shares and mandatory convertible securities (which we intend to treat as our stock for U.S. federal income tax purposes), and we currently intend for such spin-off to qualify as a generally tax-free distribution for holders of our stock for U.S. federal income tax purposes. However, the structure and terms of any distribution have not been determined and there can be no assurance that a distribution of Ferrari or any other spin-off would qualify as a tax-free distribution or that holders of our shares or mandatory convertible securities would not recognize gain for U.S. federal income tax purposes in connection with any such distribution or spin-off.

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In addition, no assurance can be given that the Ferrari separation will not give rise to additional taxable income in Italy in the hands of the Italian P.E. of FCA. Depending on how large this additional taxable income is, it may or may not be fully offset by the current year or carried forward losses that the Fiscal Unit may use based on the Ruling.

In addition, no assurance can be given that our shareholders subject to Italian tax will not incur substantial Italian tax liabilities in connection with the Ferrari separation.

Risks Related to our Common Shares

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges.

Shortly following the closing of the Merger and the listing of our common shares on the New York Stock Exchange, or NYSE, we listed our common shares on the Mercato Telematico Azionario, or MTA. The dual listing of our common shares may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges.

The loyalty voting structure may affect the liquidity of our common shares and reduce our common share price.

The implementation of the loyalty voting structure could reduce the liquidity of our common shares and adversely affect the trading prices of the our common shares. The loyalty voting structure was intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive our special voting shares. Our special voting shares cannot be traded and, immediately prior to the deregistration of common shares from the FCA Loyalty Register, any corresponding special voting shares shall be transferred to us for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining our special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.

The loyalty voting structure may make it more difficult for shareholders to acquire a controlling interest, change our management or strategy or otherwise exercise influence over us, and the market price of our common shares may be lower as a result.

The provisions of our articles of association which establish the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of our voting power could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 27, 2015, Exor had a voting interest in FCA of approximately 44.31 percent due to its participation in the loyalty voting structure and as a result will have the ability to exercise significant influence on matters involving our shareholders. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders. The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changing our management or strategy or otherwise exerting influence over us.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

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There may be potential Passive Foreign Investment Company tax considerations for U.S. Shareholders.

Shares of our stock held by a U.S. holder would be stock of a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes with respect to a U.S. Shareholder if for any taxable year in which such U.S. Shareholder held our common shares, after the application of applicable look-through rules (i) 75 percent or more of our gross income for the taxable year consists of passive income (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, shares of our stock may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations.

Tax consequences of the loyalty voting structure are uncertain.

No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian, U.K. or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.

The fair market value of our special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the special voting shares are not transferable (other than, in very limited circumstances, together with our associated common shares) and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect.

The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares.

Tax may be required to be withheld from dividend payments.

Unless and until the U.K. and the Dutch competent authorities rule that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, dividends distributed by us will be subject to Dutch dividend withholding tax (subject to any relief which may be available under Dutch law or the terms of any applicable double tax treaty) and we will be under no obligation to pay additional amounts in respect thereof.

In addition, even if the U.K. and Dutch competent authorities rule that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents may still be required to be paid subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments. We intend to seek confirmation from the Dutch tax authorities that such withholding will not be required, but no assurances can be given.

Should Dutch or Italian withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise

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subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Dutch and/or Italian withholding taxes.

See “We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.” in the section—Risks Related to Our Business, Strategy and Operations.

2014 FCA Annual Report

Overview

We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems. We are the seventh largest automaker in the world based on total vehicle sales in 2014. We have operations in approximately 40 countries and sell our vehicles directly or through distributors and dealers in more than 150 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. We support our vehicle sales by after-sales services and parts worldwide using the Mopar brand for mass market vehicles. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Ferrari and Maserati brands, which we support with financial services provided to our dealers and retail customers. We also operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.

Our activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari and Maserati, our two global luxury brand segments, and a global Components segment (see Overview of Our Business for a description of these reportable segments).

On October 29, 2014 our Board of Directors announced that it had authorized the separation of Ferrari from FCA. The separation is expected to be effected through a public offering of a portion of our interest in Ferrari and a spin-off of our remaining equity interest in Ferrari to our shareholders.

In 2014, we shipped 4.6 million vehicles. For the year ended December 31, 2014, we reported net revenues of €96.1 billion, EBIT of €3.2 billion and net profit of €0.6 billion. At December 31, 2014 we had available liquidity of €26.2 billion (including €3.2 billion available under undrawn committed credit lines). At December 31, 2014 we had net industrial debt of €7.7 billion.

History of FCA

FCA was incorporated as a public limited liability company (naamloze vennotschap) under the laws of the Netherlands on April 1, 2014. Its principal office is located at 25 St. James’s Street, London SW1A 1HA, United Kingdom (telephone number: +44 (0)20 7766 0311).

Fiat, the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino, on July 11, 1899 in Turin, Italy as an automobile manufacturer. Fiat opened its first factory in 1900 in Corso Dante in Turin with 150 workers producing 24 cars. In 1902 Giovanni Agnelli, Fiat’s founder, became the Managing Director of the company.

Beginning in 2008, Fiat pursued a process of transformation in order to meet the challenges of a changing marketplace characterized by global overcapacity in automobile production and the consequences of economic recession that has persisted particularly in the European markets on which it had historically depended. As part of its efforts to restructure operations, Fiat worked to expand the scope of its automotive operations, having concluded that significantly greater scale was necessary to enable it to be a competitive force in the increasingly global automotive markets.

In April 2009, Fiat and Old Carco LLC, formerly known as Chrysler LLC, or Old Carco, entered into a master transaction agreement, pursuant to which FCA US LLC, formerly known as Chrysler Group LLC, or FCA US, agreed to purchase the principal operating assets of Old Carco and to assume certain of Old Carco’s liabilities. Old Carco traced its roots to the company originally founded by Walter P. Chrysler in 1925 that, since that time, expanded through the acquisition of the Dodge and Jeep brands.

2014 FCA Annual Report

Following the closing of that transaction on June 10, 2009, Fiat held an initial 20 percent ownership interest in FCA US, with the UAW Retiree Medical Benefits Trust, or the VEBA Trust, the U.S. Treasury and the Canadian government holding the remaining interests. FCA US’s operations were funded with financing from the U.S. Treasury and Canadian government. In addition, Fiat held several options to acquire additional ownership interests in FCA US.

Over the following years, Fiat acquired additional ownership interests in FCA US, leading to majority ownership and full consolidation of FCA US’s results into our financial statements from June 1, 2011. On May 24, 2011, FCA US refinanced the U.S. and Canadian government loans, and, in July 2011, Fiat acquired the ownership interests in FCA US held by the U.S. Treasury and Canadian government.

In January 2014, Fiat purchased all of the VEBA Trust’s equity interests in FCA US, which represented the approximately 41.5 percent of FCA US interest not then held by us. The transaction was completed on January 21, 2014, resulting in FCA US becoming an indirect 100 percent owned subsidiary of FCA.

On October 29, 2014, FCA’s Board of Directors announced that it had authorized the separation of Ferrari from FCA. The separation is expected to be effected through a public offering of a portion of FCA’s interest in Ferrari and a spin-off of FCA’s remaining equity interest in Ferrari shares to FCA’s shareholders.

The FCA Merger

On January 29, 2014, the Board of Directors of Fiat approved a proposed corporate reorganization resulting in the formation of FCA and decided to establish FCA, organized in the Netherlands, as the parent company of the Group with its principal executive offices in the United Kingdom.

On June 15, 2014, the Board of Directors of Fiat. approved the terms of a cross-border legal merger of Fiat, the parent of the Group, into its 100 percent owned direct subsidiary, FCA, or the Merger. Fiat shareholders received in the Merger one (1) FCA common share for each Fiat ordinary share that they held. Moreover, under the Articles of Association of FCA, FCA shareholders received, if they so elected and were otherwise eligible to participate in the loyalty voting structure, one (1) FCA special voting share for each FCA common share received in the Merger. The loyalty voting structure is designed to provide eligible long-term FCA shareholders with two votes for each FCA common share held.

FCA was incorporated under the name Fiat Investments N.V. with issued share capital of €200,000, fully paid and divided into 20,000,000 common shares having a nominal value of €0.01 each. Capital increased to €350,000 on May 13, 2014.

Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. After this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”) by August 20, 2014. The redemption price payable to these shareholders was €7.727 per share (the “Exit Price”), equivalent to the average daily closing price published by Borsa Italiana for the six months prior to the date of the notice calling the meeting).

On October 7, 2014, Fiat announced that all conditions precedent to completion of the Merger were satisfied.

The Cash Exit Rights were exercised for a total of 60,002,027 Fiat shares equivalent to an aggregate amount of €464 million at the Exit Price. Pursuant to the Italian Civil Code, these shares were offered to Fiat shareholders not having exercised the Cash Exit Rights. On October 7, 2014, at the completion of the offer period Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027 for a total of €47 million; as a result, concurrent with the Merger, on October 12, 2014, a total of 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.

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As a consequence, the Merger became effective on October 12, 2014. On October 13, 2014 FCA common shares commenced trading on the NYSE and on the MTA. The Merger is recognized in FCA’s annual accounts from January 1, 2014. FCA, as successor of Fiat is now therefore the parent company of the Group. There were no accounting effects as a direct result of the Merger.

Our Strategic Business Plan

Following our January 2014 acquisition of the remaining 41.5 percent interest in FCA US we did not already own, in May 2014, we announced our 2014–2018 Business Plan. Our Business Plan sets forth a number of clearly defined strategic initiatives designed to capitalize on our position as a single, integrated company to become a leading global automaker, including:

•	Premium and Luxury Brand Strategy. We intend to continue to execute on our premium and luxury brand strategy by developing the Alfa Romeo and Maserati brands to service global markets. We believe these efforts will help us address the issue of industry overcapacity in the European market, as well as our own excess production capacity in the EMEA region, by leveraging the strong heritage and historical roots of these brands to grow the reach of these brands in all of the regions in which we operate.

Recently, we have successfully expanded in the luxury end of the market through our introduction of two new Maserati vehicles. We intend to replicate this on a larger scale with Alfa Romeo by introducing several new vehicles being developed as part of an extensive product plan to address the premium market worldwide. In addition, we intend to continue our development of the Maserati brand as a larger scale luxury vehicle brand capitalizing on the recent successful launches of the next generation Quattroporte and the all new Ghibli. We also intend to introduce additional new vehicles, including an all new luxury SUV in 2015, the Levante, that will allow Maserati to cover the full range of the luxury vehicle market and position it to substantially expand volumes.

•	Building Brand Equity. As part of our Business Plan, we intend to further develop our brands to expand sales in markets throughout the world with particular focus on our Jeep and Alfa Romeo brands, which we believe have global appeal and are best positioned to increase volumes substantially in the regions in which we operate.

In particular, our Business Plan highlights our intention to leverage the global recognition of the Jeep brand and extend the range of Jeep vehicles to meet global demand through localized production, particularly in APAC and LATAM. We are also developing a range of vehicles that are expected to re-establish the Alfa Romeo brand, particularly in NAFTA, APAC and EMEA, as a premier driver-focused automotive brand with distinctive Italian styling and performance.

In addition, we expect to take further steps to strengthen and differentiate our brand identities in order to address differing market and customer preferences in each of the regions in which we operate. We believe that we can increase sales and improve pricing by ensuring that all of our vehicles are more closely aligned with a brand identity established in the relevant regional markets. For example, we announced as part of the Business Plan that Chrysler would be our mainstream North American brand, with a wider range of models, including crossovers and our primary minivan offering. Dodge will be restored to its performance heritage, which is expected to enhance brand identity and minimize overlapping product offerings which tend to cause consumer confusion. We also intend to continue our repositioning strategy of the Fiat brand in the EMEA region, leveraging the image of the Fiat 500 family, while positioning Lancia as an Italy-focused brand. We will also

2014 FCA Annual Report

continue to develop our pick-up truck and light commercial vehicle brands leveraging our wide range of product offerings to expand further in EMEA as Fiat Professional, in LATAM as Fiat and in NAFTA as Ram. For a description of our vehicle brands, see Mass Market Vehicle Brands section below.

•	Global Growth. As part of our Business Plan, we intend to expand vehicle sales in key markets throughout the world. In order to achieve this objective, we intend to continue our efforts to localize production of Fiat brand vehicles through our joint ventures in China and India, while increasing sales of Jeep vehicles in LATAM and APAC by localizing production through our new facility in Brazil and the extension of the joint venture agreement in China . Local production will enable us to expand the product portfolio we can offer in these important markets and importantly position our vehicles to better address the local market demand by offering vehicles that are competitively priced within the largest segments of these markets without the cost of transportation and import duties. We also intend to increase our vehicle sales in NAFTA, continuing to build market share in the U.S. by offering more competitive products under our distinctive brands as well as offering new products in segments we do not currently compete in. Further, we intend to leverage manufacturing capacity in EMEA to support growth in all regions in which we operate by producing vehicles for export from EMEA, including Jeep brand vehicles.

•	Continue convergence of platforms. We intend to continue to rationalize our vehicle architectures and standardize components, where practicable, to more efficiently deliver the range of products we believe necessary to increase sales volumes and profitability in each of the regions in which we operate. We seek to optimize the number of global vehicle architectures based on the range of flexibility of each architecture while ensuring that the products at each end of the range are not negatively impacted, taking into account unique brand attributes and market requirements. We believe that continued architectural convergence within these guidelines will facilitate speed to market, quality improvement and manufacturing flexibility allowing us to maximize product functionality and differentiation and to meet diversified market and customer needs. Over the course of the period covered by our Business Plan, we intend to reduce the number of architectures in our mass market brands by approximately 25.0 percent.

•	Continue focus on cost efficiencies. An important part of our Business Plan is our continued commitment to maintain cost efficiencies necessary to compete as a global automaker in the regions we operate. We intend to continue to leverage our increased combined annual purchasing power to drive savings. Further, our efforts on powertrain and engine research are intended to achieve the greatest cost-to-environmental impact return, with a focus on new global engine families and an increase in use of the 8 and 9-speed transmissions to drive increased efficiency and performance and refinement. We also plan to continue our efforts to extend WCM principles into all of our production facilities and benchmark our efforts across all facilities around the world, which is supported by FCA US’s January 2014 legally binding memorandum of understanding, or MOU, with the UAW. We believe that the continued extension of our WCM principles will lead to further meaningful progress to eliminate waste of all types in the manufacturing process, which will improve worker efficiency, productivity, safety and vehicle quality. Finally, we intend to drive growth in our components and production systems businesses by designing and producing innovative systems and components for the automotive sector and innovative automation products, each of which will help us focus on cost efficiencies in the manufacturing of our vehicles.

•	Continue to enhance our margins and strengthen our capital structure. Through the product and manufacturing initiatives described above, we also expect to improve our profitability. We believe our product development and repositioning of our vehicle offerings, along with increasing the number of vehicles manufactured on standardized global platforms will provide an opportunity for us to improve our margins. We are also committed to improving our capital position so we are able to continue to invest in our business throughout economic cycles. We believe we are taking material steps toward achieving investment grade metrics and that we have

2014 FCA Annual Report

substantial liquidity to undertake our operations and implement our Business Plan. The proposed capital raising actions, along with our anticipated refinancing of certain FCA US debt, which will give us the ability to more fully manage our cash resources globally, will allow us to further improve our liquidity and optimize our capital structure. Furthermore, we intend to reduce our outstanding indebtedness, which will provide us with greater financial flexibility and enhance earnings and cash flow through reducing our interest burden. Our goal is to achieve a positive net industrial cash balance by the completion of our Business Plan. In light of this, and to further strengthen and support the Group’s capital structure, we completed significant capital transactions in December 2014 and we have announced our intent to and have announced our intent to execute certain transactions in connection with our plan to separate Ferrari from FCA. We believe that these improvements in our capital position will enable us to reduce substantially the liquidity we need to maintain to operate our businesses, including through any reasonably likely cyclical downturns.

Industry Overview

Vehicle Segments and Descriptions

We manufacture and sell passenger cars, light trucks and light commercial vehicles covering all market segments.

Passenger cars can be divided among seven main groups, whose definition could slightly vary by region. Mini cars, known as “A segment” vehicles in Europe and often referred to as “city cars,” are between 2.7 and 3.7 meters in length and include three- and five-door hatchbacks. Small cars, known as “B segment” vehicles in Europe and “sub-compacts” in the U.S., range in length from 3.7 meters to 4.4 meters and include three- and five-door hatchbacks and sedans. Compact cars, known as “C segment” vehicles in Europe, range in length from 4.3 meters to 4.7 meters, typically have a sedan body and mostly include three- and five-door hatchback cars. Mid-size cars, known as “D segment” vehicles in Europe, range between 4.7 meters to 4.9 meters, typically have a sedan body or are station wagons. Full-size cars range in length from 4.9 meters to 5.1 meters and are typically sedan cars or, in Europe, station wagons. Minivans, also known as multi-purpose vehicles, or MPVs, typically have seating for up to eight passengers. Utility vehicles include SUVs, which are four-wheel drive with true off-road capabilities, and cross utility vehicles, or CUVs, which are not designed for heavy off-road use, but offer better on-road ride comfort and handling compared to SUVs.

Light trucks may be divided between vans (also known as light commercial vehicles), which typically are used for the transportation of goods or groups of people and have a payload capability up to 4.2 tons, and pick-up trucks, which are light motor vehicles with an open-top rear cargo area and which range in length from 4.8 meters to 5.2 meters (in North America, the length of pick-up trucks typically ranges from 5.5 meters to 6 meters). In North America, minivans and utility vehicles are categorized within trucks. In Europe, vans and pick-up trucks are categorized as light commercial vehicles.

We characterize a vehicle as “new” if its vehicle platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous vehicle platform but has extensive changes or upgrades from the prior model.

Our Industry

Designing, engineering, manufacturing, distributing and selling vehicles require significant investments in product design, engineering, research and development, technology, tooling, machinery and equipment, facilities and marketing in order to meet both consumer preferences and regulatory requirements. Automotive original equipment manufacturers, or OEMs, are able to benefit from economies of scale by leveraging their investments and activities on a global basis across brands and models. The automotive industry has also historically been highly cyclical, and to a greater extent than many industries, is impacted by changes in the general economic environment. In addition to having lower leverage and greater access to capital, larger OEMs that have a more diversified revenue base across regions and products tend to be better positioned to withstand industry downturns and to benefit from industry growth.

2014 FCA Annual Report

Most automotive OEMs produce vehicles for the mass market and some of them also produce vehicles for the luxury market. Vehicles in the mass market are typically intended to appeal to the largest number of consumers possible. Intense competition among manufacturers of mass market vehicles, particularly for non-premium brands, tends to compress margins, requiring significant volumes to be profitable. As a result, success is measured in part by vehicle unit sales relative to other automotive OEMs. Luxury vehicles on the other hand are designed to appeal to consumers with higher levels of disposable income, and can therefore more easily achieve much higher margins. This allows luxury vehicle OEMs to produce lower volumes, enhancing brand appeal and exclusivity, while maintaining profitability.

In 2014, 84 million automobiles were sold around the world. Although China is the largest single automotive sales market, with approximately 18 million vehicles sold, the majority of automobile sales are still in the developed markets, including North America, Western Europe and Japan. Growth in other emerging markets has also played an increasingly important part in global automotive demand in recent years.

The automotive industry is highly competitive, especially in our key markets, such as the U.S., Brazil and Europe. Vehicle manufacturers must continuously improve vehicle design, performance and content to meet consumer demands for quality, reliability, safety, fuel efficiency, comfort, driving experience and style. Historically, manufacturers relied heavily upon dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized or subvented financing or leasing programs to compete for vehicle sales. Since 2009, manufacturers generally have worked to reduce reliance on pricing-related incentives as competitive tools in the North American market, while pricing pressure, under different forms, is still affecting sales in the European market since the inception of the financial crisis. However, an OEM’s ability to increase or maintain vehicle prices and reduce reliance on incentives is limited by the competitive pressures resulting from the variety of available competitive vehicles in each segment of the new vehicle market as well as continued global manufacturing overcapacity in the automotive industry. At the same time, OEMs generally cannot effectively lower prices as a means to increase vehicle sales without adversely affecting profitability, since the ability to reduce costs is limited by commodity market prices, contract terms with suppliers, evolving regulatory requirements and collective bargaining agreements and other factors that limit the ability to reduce labor expenses.

OEMs generally sell vehicles to dealers and distributors, which then resell vehicles to retail and fleet customers. Retail customers purchase vehicles directly from dealers, while fleet customers purchase vehicles from dealers or directly from OEMs. Fleet sales comprise three primary channels: (i) daily rental, (ii) commercial and (iii) government. Vehicle sales in the daily rental and government channels are extremely competitive and often require significant discounts. Fleet sales are an important source of revenue and can also be an effective means for marketing vehicles. Fleet orders can also help normalize plant production as they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. Fleet sales are also a source of aftermarket service parts revenue for OEMs and service revenue for dealers.

Financial Services

Because dealers and retail customers finance the purchase of a significant percentage of the vehicles sold worldwide, the availability and cost of financing is one of the most significant factors affecting vehicle sales volumes. Most dealers use wholesale or inventory financing arrangements to purchase vehicles from OEMs in order to maintain necessary vehicle inventory levels. Financial services companies may also provide working capital and real estate loans to facilitate investment in expansion or restructuring of the dealers’ premises. Financing may take various forms, based on the nature of creditor protection provided under local law, but financial institutions tend to focus on maximizing credit protection on any financing originated in conjunction with a vehicle sale. Financing to retail customers takes a number of forms, including simple installment loans and finance leases. These financial products are usually distributed directly by the dealer and have a typical duration of three to five years. OEMs often use retail financing as a promotional tool, including through campaigns offering

2014 FCA Annual Report

below market rate financing, known as subvention programs. In such situations, an OEM typically compensates the financial services company up front for the difference between the financial return expected under standard market rates and the rates offered to the customer within the promotional campaign.

Many automakers rely on wholly-owned or controlled finance companies to provide this financing. In other situations, OEMs have relied on joint ventures or commercial relationships with banks and other financial institutions in order to provide access to financing for dealers and retail customers. The model adopted by any particular OEM in a particular market depends upon, among other factors, its sales volumes and the availability of stable and cost-effective funding sources in that market, as well as regulatory requirements.

Financial services companies controlled by OEMs typically receive funding from the OEM’s central treasury or from industrial and commercial operations of the OEM that have excess liquidity, however, they also access other forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. Financial services companies controlled by OEMs compete primarily with banks, independent financial services companies and other financial institutions that offer financing to dealers and retail customers. The long-term profitability of finance companies also depends on the cyclical nature of the industry, interest rate volatility and the ability to access funding on competitive terms and to manage risks with particular reference to credit risks. OEMs within their global strategy aimed to expand their business, may provide access to financial services to their dealers and retail customers, for the financing of parts and accessories, as well as pre-paid service contracts.

Overview of Our Business

We design, engineer, develop and manufacture vehicles, components and production systems worldwide through 165 manufacturing facilities around the world and 85 research and development centers.

Our activities are carried out through seven reportable segments: four regional mass-market vehicle segments, the Ferrari and Maserati luxury brand segments and a global Components segment, as discussed below.

Our four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and the Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). We also operate on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector, we have the operating segments Ferrari and Maserati, while in the components sector we have the operating segments Magneti Marelli, Teksid and Comau. The operating segments in the components sector did not meet the quantitative thresholds required in IFRS 8—Operating segments for separate disclosure, consequently, based on their characteristics and similarities, they are presented as one reportable segment: “Components”. We support our mass-market vehicle sales with the sale of related service parts and accessories, as well as service contracts, under the Mopar brand name. In support of our vehicle sales efforts, we make available dealer and retail customer financing either through subsidiaries or joint ventures and through strategic commercial arrangements with third party financial institutions.

For our mass-market brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale.

The following list sets forth our reportable segments:

(i)	NAFTA: our operations to support distribution and sales of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands, the segment that we refer to as NAFTA, primarily through the Chrysler, Dodge, Fiat, Jeep and Ram brands.

2014 FCA Annual Report

(ii)	LATAM: our operations to support the distribution and sale of mass-market vehicles in South and Central America , the segment that we refer to as LATAM, primarily under the Chrysler, Dodge, Fiat, Jeep and Ram brands, with the largest focus of our business in the LATAM segment in Brazil and Argentina.

(iii)	APAC: our operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, Australia, South Korea and India), the segment we refer to as APAC, carried out in the region through both subsidiaries and joint ventures, primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands.

(iv)	EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 28 members of the European Union and the members of the European Free Trade Association), the Middle East and Africa, the segment we refer to as EMEA, primarily under the Abarth, Alfa Romeo, Chrysler, Fiat, Fiat Professional, Jeep and Lancia brand names.

(v)	Ferrari: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Ferrari brand. On October 29, 2014, we announced our intention to separate Ferrari from FCA.

(vi)	Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.

(vii)	Components: production and sale of lighting components, engine control units, suspensions, shock absorbers, electronic systems, and exhaust systems and activities in powertrain (engine and transmissions) components, engine control units, plastic molding components and in the after-market carried out under the Magneti Marelli brand name; cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads under the Teksid brand name; and design and production of industrial automation systems and related products for the automotive industry under the Comau brand name.

The following chart sets forth the vehicle brands we sell in each mass-market regional segment:

	NAFTA	LATAM	APAC	EMEA
Abarth				X
Alfa Romeo	X		X	X
Chrysler	X	X	X	X
Dodge	X	X	X
Fiat	X	X	X	X
Fiat Professional			X	X
Jeep	X	X	X	X
Lancia				X
Ram	X	X

Note: Presence determined by sales in the regional segment, if material, through dealer entities of our dealer network.

We also hold interests in companies operating in other activities and businesses that are not considered part of our seven reportable segments. These activities are grouped under “Other Activities,” which primarily consists of companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security, to our Group as well as CNHI, manage central treasury activities (excluding treasury activities for FCA US, which are handled separately) and operate in media and publishing (La Stampa daily newspaper).

2014 FCA Annual Report

Mass-Market Vehicle Brands

We design, engineer, develop, manufacture, distribute and sell vehicles and service parts under 11 mass-market brands and designations. We believe that we can continue to increase our vehicle sales by building the value of our mass-market brands in particular by ensuring that each of our brands has a clear identity and market focus. In connection with our multi-year effort to clearly define each of our brands’ identities, we have launched several advertising campaigns that have received industry accolades. We are reinforcing our effort to build brand value by ensuring that we introduce new vehicles with individualized characteristics that remain closely aligned with the unique identity of each brand.

•	Abarth: Abarth, named after the company founded by Carlo Abarth in 1949, specializes in performance modification for on-road sports cars since the brand’s re-launch in 2007 through performance modifications on classic Fiat models such as the 500 (including the 2012 launch of the Fiat 500 Abarth) and Punto, as well as limited edition models that combine design elements from luxury brands such as the 695 Edizione Maserati and 695 Tributo Ferrari, for consumers seeking customized vehicles with steering and suspension geared towards racing.

•	Alfa Romeo: Alfa Romeo, founded in 1910, and part of the Group since 1986, is known for a long, sporting tradition and Italian design. Vehicles currently range from the three door premium MiTo and the lightweight sports car, the 4c, to the compact car, the Giulietta. The Alfa Romeo brand is intended to appeal to drivers seeking high-level performance and handling combined with attractive and distinctive appearance.

•	Chrysler: Chrysler, named after the company founded by Walter P. Chrysler in 1925, aims to create vehicles with distinctive design, craftsmanship, intuitive innovation and technology standing as a leader in design, engineering and value, with a range of vehicles from mid-size sedans (Chrysler 200) to full size sedans (Chrysler 300) and minivans (Town & Country).

•	Dodge: With a traditional focus on “muscle car” performance vehicles, the Dodge brand, which began production in 1914, offers a full line of cars, CUVs and minivans, mainly in the mid-size and large size vehicle market, that are sporty, functional and innovative, intended to offer an excellent value for families looking for high performance, dependability and functionality in everyday driving situations.

•	Fiat: Fiat brand cars have been produced since 1899. The brand has historically been strong in Europe and the LATAM region and is currently primarily focused on the mini and small vehicle segments. Current models include the mini-segment 500 and Panda and the small-segment Punto. The brand aims to make cars that are flexible, easy to drive, affordable and energy efficient. The brand reentered the U.S. market in 2011 with the 500 model and, in 2013, the 500L model. Fiat continued expansion of the 500 family, with the introduction of the 500X crossover, which debuted at the Paris Motor Show in October 2014. Fiat also recently launched the new Uno and the new Palio in the LATAM region.

•	Fiat Professional: Fiat Professional, launched in 2007 to replace the “Fiat Veicoli Commerciali” brand, offers light commercial vehicles and MPVs ranging from large vans (capable of carrying up to 4.2 tons) such as the Ducato, to panel vans such as the Doblò and Fiorino for commercial use by small to medium size business and public institutions. Fiat Professional vehicles are often readily fitted as ambulances, tow trucks, school buses and people carriers (especially suitable for narrow streets) and as recreational vehicles such as campers and motor homes, where Fiat Professional is the market leader.

•

Jeep: Jeep, founded in 1941, is a globally recognized brand focused exclusively on the SUV and off-road vehicles market. The Jeep Grand Cherokee is the most awarded SUV ever. The brand’s appeal builds on its heritage associated with the outdoors and adventurous lifestyles, combined with the safety and versatility

2014 FCA Annual Report

features of the brand’s modern vehicles. Jeep introduced the all-new 2014 Jeep Cherokee in October 2013 and recently unveiled the Jeep Renegade, a small segment SUV designed in the U.S. and manufactured in Italy. Jeep set an all-time brand record in 2014 with over one million vehicles sold.

•	Lancia: Lancia, founded in 1906, and part of the Fiat Group since 1969, covers the spectrum of small segment cars and is targeted towards the Italian market.

•	Ram: Ram, established as a standalone brand separate from Dodge in 2009, offers a line of full-size trucks, including light- and heavy-duty pick-up trucks such as the Ram 1500 pick-up truck, which recently became the first truck to be named Motor Trend’s “Truck of the Year” for two consecutive years, and cargo vans. By investing substantially in new products, infusing them with great looks, refined interiors, durable engines and features that further enhance their capabilities, we believe Ram has emerged as a market leader in full size pick-up trucks. Ram customers, from half-ton to commercial, have a demanding range of needs and require their vehicles to provide high levels of capability.

We also leverage the more than 75-year history of the Mopar brand to provide a full line of service parts and accessories for our mass-market vehicles worldwide. As of December 31, 2014, we had 50 parts distribution centers throughout the world to support our customer care efforts in each of our regions. Our Mopar brand accessories allow our customers to customize their vehicles by including after-market sales of products from side steps and lift-kits, to graphics packages, such as racing stripes, and custom leather interiors. Further, through the Mopar brand, we offer vehicle service contracts to our retail customers worldwide under the “Mopar Vehicle Protection” brand, with the majority of our service contract sales in 2014 in the U.S. and Europe. Finally, our Mopar customer care initiatives support our vehicle distribution and sales efforts in each of our mass-market segments through 27 call centers located around the world.

Vehicle Sales Overview

We are the seventh largest automotive OEM in the world based on worldwide new vehicle sales for the year ended December 31, 2014. We compete with other large OEMs to attract vehicle sales and market share. Many of these OEMs have more significant financial or operating resources and liquidity at their disposal, which may enable them to invest more heavily on new product designs and manufacturing or in sales incentives.

2014 FCA Annual Report

Our new vehicle sales represent sales of vehicles primarily through dealers and distributors, or in some cases, directly by us, to retail customers and fleet customers. Our sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by our joint ventures and third party contract manufacturers. Our sales figures exclude sales of vehicles that we contract manufactured for other OEMs. While our vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to our revenues, cost of sales or other measures of financial performance, as such results are primarily driven by our vehicle shipments to dealers and distributors. The following table shows our new vehicle sales by geographic market for the periods presented.

	For the Years Ended December 31,
Segment	2014	2013	2012
	Millions of units
NAFTA	2.5	2.1	2.0
LATAM	0.8	0.9	1.0
APAC	0.3	0.2	0.1
EMEA	1.2	1.1	1.2

Total Mass-Market Brands	4.8	4.4	4.3
Ferrari	—	—	—
Maserati	0.04	0.02	0.01

Total Worldwide	4.8	4.4	4.3

NAFTA

NAFTA Sales and Competition

The following table presents our mass-market vehicle sales and market share in the NAFTA segment for the periods presented:

	For the Years Ended December 31,
	2014(1),(2)		2013(1),(2)		2012(1),(2)
NAFTA	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,091	12.4%	1,800	11.4%	1,652	11.2%
Canada	290	15.4%	260	14.6%	244	14.2%
Mexico	78	6.7%	87	7.9%	93	9.1%

Total	2,459	12.4%	2,148	11.5%	1,989	11.3%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.

2014 FCA Annual Report

The following table presents our new vehicle market share information and our principal competitors in the U.S., our largest market in the NAFTA segment (certain totals in the tables included in this document may not add due to rounding):

	For the Years Ended December 31,
U.S.	2014	2013	2012
Automaker	Percentage of industry
GM	17.4%	17.6%	17.6%
Ford	14.7%	15.7%	15.2%
Toyota	14.1%	14.1%	14.1%
FCA	12.4%	11.4%	11.2%
Honda	9.2%	9.6%	9.6%
Nissan	8.2%	7.9%	7.7%
Hyundai/Kia	7.8%	7.9%	8.6%
Other	16.2%	15.9%	16.0%

Total	100.0%	100.0%	100.0%

U.S. automotive market sales have steadily improved after a sharp decline from 2007 to 2010. U.S. industry sales, including medium- and heavy-duty vehicles, increased from 10.6 million units in 2009 to 16.8 million units in 2014, an increase of approximately 58.5 percent. Both macroeconomic factors, such as growth in per capita disposable income and improved consumer confidence, and automotive specific factors, such as the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles, contributed to the strong recovery.

Our vehicle line-up in the NAFTA segment leverages the brand recognition of the Chrysler, Dodge, Jeep and Ram brands to offer cars, utility vehicles, pick-up trucks and minivans under those brands, as well as vehicles in smaller segments, such as the mini-segment Fiat 500 and the small & compact MPV segment Fiat 500L. With the reintroduction of the Fiat brand in 2011 and the launch of the Dodge Dart in 2012, we now sell vehicles in all vehicle segments. Our vehicle sales and profitability in the NAFTA segment are generally weighted towards larger vehicles such as utility vehicles, trucks and vans, while overall industry sales in the NAFTA segment generally are more evenly weighted between smaller and larger vehicles. In recent years, we have increased our sales of mini, small and compact cars in the NAFTA segment.

NAFTA Distribution

In the NAFTA segment, our vehicles are sold primarily to dealers in our dealer network for sale to retail customers and fleet customers. The following table sets forth the number of independent entities in our dealer and distributor network in the NAFTA segment. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have a relationship with a general distributor, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
NAFTA	3,251	3,204	3,156

In the NAFTA segment, fleet sales in the commercial channel are typically more profitable than sales in the government and daily rental channels since they more often involve customized vehicles with more optional features and accessories; however, vehicle orders in the commercial channel are usually smaller in size than the orders made in the daily rental channel. Fleet sales in the government channel are generally more profitable than fleet sales in the daily rental channel

2014 FCA Annual Report

primarily due to the mix of products included in each respective channel. Rental car companies, for instance, place larger orders of small and mid-sized cars and minivans with minimal options, while sales in the government channel often involve a higher mix of relatively more profitable vehicles such as pick-up trucks, minivans and large cars with more options.

NAFTA Segment Mass-Market Dealer and Customer Financing

In the NAFTA segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, primarily our strategic relationship with Santander Consumer USA Inc., or SCUSA, to provide financing for dealers and retail customers in the U.S. Prior to the agreement with SCUSA, we principally relied on Ally Financial Inc., or Ally, for dealer and retail financing and support. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada. There are no formal retail financing arrangements in Mexico at this time, although CF Credit Services, S.A. de C.V. SOFOM E.R., or CF Credit, provides nearly all dealer financing and about half of all retail financing of our products in Mexico.

In February 2013, we entered into a private label financing agreement with SCUSA, or the SCUSA Agreement, under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name. The financial services include credit lines to finance dealers’ acquisition of vehicles and other products that we sell or distribute, retail loans and leases to finance retail customer acquisitions of new and used vehicles at dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA offers dealers construction loans, real estate loans, working capital loans and revolving lines of credit.

The SCUSA Agreement has a ten year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment in May 2013 which is being amortized over ten years.

Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs. SCUSA’s exclusivity rights are subject to SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates.

The SCUSA Agreement replaced an auto finance relationship with Ally, which was terminated in 2013. As of December 31, 2014, Ally was providing wholesale lines of credit to approximately 39 percent of our dealers in the U.S. For the year ended December 31, 2014, we estimate that approximately 82 percent of the vehicles purchased by our U.S. retail customers were financed or leased through our dealer network, of which approximately 48 percent were financed or leased through Ally and SCUSA.

2014 FCA Annual Report

LATAM

LATAM Sales and Competition

The following table presents our mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	For the Years Ended December 31,
	2014(1)		2013(1)		2012(1)
LATAM	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Brazil	706	21.2%	771	21.5%	845	23.3%
Argentina	88	13.4%	111	12.0%	85	10.6%
Other LATAM	37	3.0%	51	3.6%	51	3.7%

Total	830	16.0%	933	15.8%	982	16.8%

(1)	Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	For the Years Ended December 31,
	2014(1)	2013(1)	2012(1)
Automaker	Percentage of industry
FCA	21.2%	21.5%	23.3%
Volkswagen(*)	17.7%	18.8%	21.2%
GM	17.4%	18.1%	17.7%
Ford	9.2%	9.4%	8.9%
Other	34.5%	32.2%	28.9%

Total	100.0%	100.0%	100.0%

(1)	Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
(*)	Including Audi.

The LATAM segment automotive industry decreased 12.5 percent from 2013, to 5.2 million vehicles (cars and light commercial vehicles) in 2014. The decrease was mainly due to Brazil and Argentina with 6.9 percent and 28.7 percent decreases, respectively. Over the past four years industry sales in the LATAM segment grew by 1.4 percent, mainly due to Argentina and Other countries while Brazilian market remained substantially stable driven by economic factors such as greater development of gross domestic product, increased access to credit facilities and incentives adopted by Brazil in 2009 and 2012.

Our vehicle sales in the LATAM segment leverage the name recognition of Fiat and the relatively urban population of countries like Brazil to offer Fiat brand mini and small vehicles in our key markets in the LATAM segment. We are the

2014 FCA Annual Report

leading automaker in Brazil, due in large part to our market leadership in the mini and small segments (which represent almost 60 percent of Brazilian market vehicle sales). Fiat also leads the pickup truck market in Brazil (with the Fiat Strada, 56.2 percent of segment share), although this segment is small as a percentage of total industry and compared to other countries in the LATAM segment.

In Brazil, the automotive industry benefited from tax incentives in 2012, which helped our strong performance in that year as we were able to leverage our operational flexibility in responding to the sharp increase in market demand. However, tax incentives have limited the ability of OEMs to recover cost increases associated with inflation by increasing prices, a problem that has been exacerbated by the weakening of the Brazilian Real. Increasing competition over the past several years has further reduced our overall profitability in the region. Import restrictions in Brazil have also limited our ability to bring new vehicles to Brazil. We plan to start production in our new assembly plant in Brazil in 2015, which we believe will enhance our ability to introduce new locally-manufactured vehicles that are not subject to such restrictions.

LATAM Distribution

The following table presents the number of independent entities in our dealer and distributor network. In the LATAM segment, we generally enter into multiple dealer agreements with a single dealer, covering one or more points of sale. Outside Brazil and Argentina, our major markets, we distribute our vehicles mainly through general distributors and their dealer networks. This table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
LATAM	441	450	436

LATAM Dealer and Customer Financing

In the LATAM segment, we provide access to dealer and retail customer financing through both wholly-owned captive finance companies and through strategic relationships with financial institutions.

We have two wholly-owned captive finance companies in the LATAM segment: Banco Fidis S.A. in Brazil and Fiat Credito Compañia Financiera S.A. in Argentina. These captive finance companies offer dealer and retail customer financing. In addition, in Brazil we have a significant commercial partnership with Banco Itaù, a leading vehicle retail financing company in Brazil, to provide financing to retail customers purchasing Fiat brand vehicles. This partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. This agreement applies only to our retail customers purchasing Fiat branded vehicles and excludes Chrysler, Jeep, Dodge and Ram brand vehicles, which are directly financed by Banco Fidis S.A.

2014 FCA Annual Report

APAC Vehicle Sales, Competition and Distribution

APAC Sales and Competition

The following table presents our vehicle sales in the APAC segment for the periods presented:

	For the Years Ended December 31,
	2014(1),(2)		2013(1),(2)		2012(1),(2)
APAC	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
China	182	1.0%	129	0.8%	57	0.4%
India(3)	12	0.5%	10	0.4%	11	0.4%
Australia	44	4.0%	34	3.1%	23	2.1%
Japan	18	0.4%	16	0.4%	15	0.3%
South Korea	6	0.5%	5	0.4%	4	0.3%

APAC 5 major Markets	262	0.9%	194	0.7%	109	0.5%

Other APAC	5	—	6	—	6	—

Total	267	—	199	—	115	—

(1)	Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including R.L. Polk Data, and National Automobile Manufacturing Associations.
(2)	Sales data include vehicles sold by certain of our joint ventures within the Chinese and, until 2012, the Indian market. Beginning in 2013, we took over the distribution from the joint venture partner and we started distributing vehicles in India through wholly-owned subsidiaries.
(3)	India market share is based on wholesale volumes.

The automotive industry in the APAC segment has shown strong year-over-year growth. Industry sales in the five key markets (China, India, Japan, Australia and South Korea) where we compete increased from 16.3 million in 2009 to 28.2 million in 2014, a compound annual growth rate, or CAGR, of approximately 12 percent. Industry sales in the five key markets for 2013, 2012, 2011 and 2010 were 26.1 million, 23.8 million, 21.3 million and 20.3 million, respectively. China was the driving force behind the significant growth in the region. China’s industry volume increased from 8.5 million passenger cars in 2009 to 18.4 million passenger cars in 2014, representing a CAGR of 17 percent. Industry volumes in China for 2013, 2012, 2011 and 2010 were 16.7 million, 14.2 million, 13.1 million and 11.5 million passenger cars, respectively. In 2014, the five key markets grew by 8 percent over 2013, primarily driven by a 10 percent increase in China.

We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and we have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, the demand for mid-size vehicles in China led us to begin a joint venture with Guangzhou Automobile Group Co. for the production of Fiat brand passenger cars. Currently the Fiat Ottimo and Fiat Viaggio, along with our other Fiat-branded vehicles imported from Europe and North America, are distributed through the joint venture’s local dealer network in that country. In addition, in 2014, we and GAC group announced that together we will produce Jeep and Chrysler branded vehicles in China. We also work with a joint venture partner in India to manufacture Fiat branded vehicles that we distribute through our wholly-owned subsidiary. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S. and Europe through our dealers and distributors.

2014 FCA Annual Report

APAC Distribution

In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through a wholly-owned subsidiary or through our joint ventures to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their networks. The following table presents the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
APAC	729	671	470

APAC Dealer and Customer Financing

In the APAC segment, we operate a wholly-owned captive finance company, Fiat Automotive Finance Co., Ltd, which supports, on a non-exclusive basis, our sales activities in China through dealer and retail customer financing and provides similar services to dealers and customers of CNHI. Vendor programs are also in place with different financial partners in India, Japan, South Korea and Australia.

EMEA Vehicle Sales, Competition and Distribution

EMEA Sales and Competition

The following table presents our passenger car and light commercial vehicle sales in the EMEA segment for the periods presented:

	For the Years Ended December 31,
	2014(1),(2),(3)		2013(1),(2),(3)		2012(1),(2),(3)
EMEA Passenger Cars	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Italy	377	27.7%	374	28.7%	415	29.6%
Germany	84	2.8%	80	2.7%	90	2.9%
UK	80	3.2%	72	3.2%	64	3.1%
France	62	3.5%	62	3.5%	62	3.3%
Spain	36	4.3%	27	3.7%	23	3.3%
Other Europe	121	3.5%	123	3.7%	141	4.1%

Europe*	760	5.8%	738	6.0%	795	6.3%

Other EMEA**	126	—	137	—	122	—

Total	886	—	875	—	917	—

2014 FCA Annual Report

*	28 members of the European Union and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).
**	Market share not included in Other EMEA because our presence is less than one percent.
(1)	Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2)	Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.
(3)	Sale data includes vehicle sales by our joint venture in Turkey.

	For the Years Ended December 31,
	2014(1),(2),(3)		2013(1),(2),(3)		2012(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	197	11.5%	182	11.6%	185	11.7%

Other EMEA**	68	—	68	—	72	—

Total	265	—	250	—	257	—

*	28 members of the European Union and members of the European Free Trade Association.
**	Market share not included in Other EMEA because our presence is less than one percent.
(1)	Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2)	Our estimated market share data is presented based on the national Registration Offices databases on products categorized under light commercial vehicles.
(3)	Sale data includes vehicle sales by our joint venture in Turkey.

The following table summarizes our new vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	For the Years Ended December 31,
Europe-Passenger Cars*	2014(*)	2013(*)	2012(**)
Automaker	Percentage of industry
Volkswagen	25.5%	25.1%	24.8%
PSA	10.7%	10.9%	11.7%
Renault	9.5%	8.9%	8.4%
GM	7.1%	7.9%	8.1%
Ford	7.3%	7.3%	7.5%
BMW	6.4%	6.4%	6.4%
FCA	5.9%	6.0%	6.4%
Daimler	5.4%	5.5%	5.2%
Toyota	4.3%	4.4%	4.3%
Other	17.9%	17.6%	17.2%

Total	100.0%	100.0%	100.0%

*	Including all 28 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.
**	Including all 27 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.
(1)	Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Ferrari and Maserati within our Group.

2014 FCA Annual Report

In 2014, there was an improvement in passenger car industry volumes in Europe (EU28+EFTA), with unit sales increasing 5.4 percent over the prior year to a total of 13 million, although still well below the pre-crisis level of approximately 16 million units in 2007. As a result of production over-capacity, however, significant price competition among automotive OEMs continues to be a factor, particularly in the small and mid-size segments. Volumes were also higher in the light commercial vehicle, or LCV, segment, with industry sales up 9.6 percent year-over-year to about 1.72 million units, following two consecutive years with industry volumes stable at around 1.6 million units. In 2014, Fiat Professional, FCA’s LCV brand in Europe, introduced the sixth generation of its highly successful Fiat Ducato, which has sold 2.7 million units since the nameplate was launched in 1981. The Ducato continued its strong performance in 2014, taking the lead in the OEM ranking in its segment in Europe for the first year ever, and registering a further increase in market share - which has grown steadily since 2008 - to an all-time record of 20.9 percent. Fiat Professional also operates in Russia through wholly-owned subsidiaries. We also operate through joint ventures and other cooperation agreements.

During the year, FCA maintained its focus on production of a select number of models as it implemented a strategic re-focus and realignment of the Fiat brand. Central to this strategy has been the expansion of the Fiat 500 family and other selected economy models. This has resulted in FCA achieving a leading position in the “mini” and “compact MPV” segments in Europe. We continued expansion of the 500 family in 2014, with the introduction of the 500X crossover, which was debuted at the Paris Motor Show in October. Building on the history of Alfa Romeo, Fiat and Lancia, we sell mini, small and compact passenger cars in the EMEA region under these brands. We are also leveraging Jeep’s global brand recognition to offer Jeep brand SUVs, all of which the EMEA segment categorizes as passenger cars. In September 2014, the Group launched the Jeep Renegade, FCA’s first model designed in the U.S. and produced in Italy. In addition, we sell LCV’s under the Fiat Professional brand, which mainly include half-ton pick-up trucks and commercial vans.

In Europe, FCA’s sales are largely weighted to passenger cars, with approximately 53 percent of our total vehicle sales in Europe in 2014 in the small car segment, reflecting demand for smaller vehicles driven by driving conditions prevalent in many European cities and stringent environmental regulations.

EMEA Distribution

In certain markets, such as Europe, our relationship with individual dealer entities can be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale. In those markets, points of sale tend to be physically small and carry limited inventory.

In Europe, we sell our vehicles directly to independent and our own dealer entities located in most European markets. In other markets in the EMEA segment in which we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their existing distribution networks.

The following table summarizes the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
EMEA	2,143	2,300	2,495

EMEA Dealer and Customer Financing

In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our 50/50 joint venture with Crédit Agricole Consumer Finance S.A., or Crédit Agricole. FCA Bank operates in 14 European countries

2014 FCA Annual Report

including Italy, France, Germany, the U.K. and Spain. We began this joint venture in 2007, and in July 2013, we reached an agreement with Crédit Agricole to extend its term through December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing to support our mass-market brands and Maserati, as well as certain other OEMs.

Fidis S.p.A., our wholly-owned captive finance company, provides dealer and other wholesale customer financing in certain markets in the EMEA segment in which FCA Bank does not operate. We also operate a joint venture providing financial services to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to financing in those markets.

Ferrari

Ferrari, a racing and sports car manufacturer founded in 1929 by Enzo Ferrari, began producing street cars in 1947, beginning with the 125 S. Fiat acquired 50 percent of Ferrari in 1969, then expanding its stake to the current 90 percent. Scuderia Ferrari, the brand’s racing team division, has achieved enormous success, winning numerous Formula One titles, including 16 constructors’ championships and 15 drivers’ championships. The street car division currently produces vehicles ranging from sports cars (such as the 458 Italia, the 458 Spider and the F12 Berlinetta), to the gran turismo models (such as the California and the FF), designed for long-distance, high-speed journeys. We believe that Ferrari customers are seeking the state-of-the-art in luxury sports cars, with a special focus on the very best Italian design and craftsmanship, along with unparalleled performance both on the track and on the road. Ferrari recently presented the California T, which brings turbocharging back to its street cars for the first time since 1992. We also launched the exclusive limited edition LaFerrari, which attracted orders for more than the production run before its official debut at the 2013 Geneva Motor Show. We believe LaFerrari sets a new benchmark for the sector, incorporating the latest technological innovations that Ferrari will apply to future models. On October 29, 2014, we announced our intention to separate Ferrari from FCA through a public offering of a portion of our shareholding in Ferrari from our current shareholding and a spin-off of our remaining equity interest in Ferrari to our shareholders.

The following table shows the distribution of our Ferrari sales by geographic regions as a percentage of total sales for each year ended December 31, 2014, 2013 and 2012:

	As a percentage of 2014 sales	As a percentage of 2013 sales	As a percentage of 2012 sales
Europe Top 5 countries(1)	30%	30%	34%
U.S.	30%	29%	25%
Japan	6%	5%	5%
China, Hong Kong & Taiwan	9%	10%	10%
Other countries	25%	26%	26%

Total	100%	100%	100%

(1)	Europe Top 5 Countries by sales, includes Italy, UK, Germany, France and Switzerland.

In 2014, a total of 7.2 thousand Ferrari street cars were sold to retail customers, growth driven by the performance of the limited edition LaFerrari. Ferrari experienced solid growth in North America, Ferrari’s largest market, Japan and China, with European market substantially flat year over year.

2014 FCA Annual Report

Ferrari vehicles are designed to maintain exclusivity and appeal to a customer looking for such rare vehicles, and as a result, we deliberately limit the number of Ferrari vehicles produced each year in order to preserve the exclusivity of the brand. Our efforts in designing, engineering and manufacturing our luxury vehicles focus on use of state-of-the-art technology and luxury finishes to appeal to our luxury vehicle customers.

We sell our Ferrari vehicles through a worldwide distribution network of approximately 180 Ferrari dealers as of December 31, 2014, that is separate from our mass-market distribution network.

Ferrari Financial Services, a financial services company 90 percent owned by Ferrari, offers financial services for the purchase of all types of Ferrari vehicles. Ferrari Financial Services operates in Ferrari’s major markets, including, Germany, U.K., France, Belgium, Switzerland, Italy, U.S. and Japan.

Maserati

Maserati, a luxury vehicle manufacturer founded in 1914, became part of our business in 1993. We believe that Maserati customers typically seek a combination of style, both in high quality interiors and external design, performance, sports handling and comfort that come with a top of the line luxury vehicle. In 2013 the Maserati brand has been re-launched by the introduction of the Quattroporte and Ghibli (luxury four door sedans), the first addressed to the flagship large sedan segment and the second designed to address the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two door, four seat coupe, also available in a convertible version. In 2014 we showcased the Ermenegildo Zegna version of the Quattroporte, which will be produced in a limited run of 100 vehicles to commemorate the brand’s 100th anniversary. In addition, we expect to launch a luxury SUV in 2016. This luxury SUV has been designed on the same platform as the Quattroporte and the Ghibli and will complete the Maserati’s product portfolio with full coverage of the global luxury vehicle market. Further, we recently presented a sports car concept (the Maserati Alfieri) expected to be put into production in the coming years.

The following tables show the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2014, 2013 and 2012:

	As a percentage of 2014 sales	As a percentage of 2013 sales	As a percentage of 2012 sales
Europe Top 4 countries(1)	13%	9%	12%
U.S.	39%	41%	43%
Japan	4%	4%	5%
China	25%	26%	15%
Other countries	19%	20%	25%

Total	100%	100%	100%

(1)	Europe Top 4 Countries by sales, includes Italy, UK, and Switzerland.

In 2014, a total of 32.8 thousand Maserati vehicles were sold to retail customers, an increase of 183 percent compared to 2013, on the back of continued strong performance for the Quattroporte and Ghibli, resulting in an increase of approximately 170 percent in the U.S., the brand’s number one market, and in China, the brand’s second largest market, combined with a fourfold increase in Europe.

We sell our Maserati vehicles through a worldwide distribution network of approximately 364 Maserati dealers as of December 31, 2014, that is separate from our mass-market distribution network.

2014 FCA Annual Report

FCA Bank provides access to retail customer financing for Maserati brand vehicles in Europe. In other regions, we rely on local agreements with financial services providers for financing of Maserati brand vehicles.

Components Segment

We sell components and production systems under the following brands:

Magneti Marelli. Founded in 1919 as a joint venture between Fiat and Ercole Marelli, Magneti Marelli is an international leader in the design and production of state-of-the-art automotive systems and components. Through Magneti Marelli, we design and manufacture automotive lighting systems, powertrain (engines and transmissions) components and engine control unit, electronic systems, suspension systems and exhaust systems, and plastic components and modules. The Automotive Lighting business line, headquartered in Reutlingen, Germany, is dedicated to the development, production and sale of automotive exterior lighting products for all major OEMs worldwide. The Powertrain business line is dedicated to the production of engine and transmission components for automobiles, motorbikes and light commercial vehicles and has a global presence due to its own research and development centers, applied research centers and production plants. The Electronic Systems business line provides know-how in the development and production of hardware and software in mechatronics, instrument clusters, telematics and satellite navigation. We also provide aftermarket parts and services and operate in the motorsport business, in particular electronic and electro-mechanical systems for championship motorsport racing, under the Magneti Marelli brand. We believe the Magneti Marelli brand is characterized by key technologies available to its final customers at a competitive price compared to other component manufacturers, with high quality and competitive offerings, technology and flexibility.

Magneti Marelli provides wide-ranging expertise in electronics, through a process of ongoing innovation and environmental sustainability in order to develop intelligent systems for active and passive vehicle safety, onboard comfort and powertrain technologies. With 89 production facilities (including joint ventures) and 39 research and development centers, Magneti Marelli has a presence in 19 countries and supplies all the major OEMs across the globe. In several countries, Magneti Marelli’s activities are carried out through a number of joint ventures with local partners with the goal of entering more easily into new markets by leveraging the partner’s local relationships. Thirty-five percent of Magneti Marelli’s 2014 revenue is derived from sales to the Group.

Teksid. Originating from Fiat’s 1917 acquisition of Ferriere Piemontesi, the Teksid brand was established in 1978 and today is specialized in grey and nodular iron castings production. Teksid produces engine blocks, cylinder heads, engine components, transmission parts, gearboxes and suspensions. Teksid Aluminum, produces, aluminum cylinder heads. Thirty-nine percent of Teksid’s 2014 revenue is derived from sales to the Group.

Comau. Founded in 1973, Comau, which originally derived its name from the acronyms of COnsorzio MAcchine Utensili (consortium of machine tools), produces advanced manufacturing systems through an international network. Comau operates primarily in the field of integrated automation technology, delivering advanced turnkey systems to its customers. Through Comau, we develop and sell a wide range of industrial applications, including robotics, while we provide support service and training to customers. Comau’s main activities include powertrain metalcutting systems ; mechanical assembly systems and testing; innovative and high performance body welding and assembly systems; and robotics . Comau’s automation technology is used in a variety of industries, including automotive and aerospace. Comau also provides maintenance service in Latin America. Twenty-six percent of Comau’s 2014 revenue is derived from sales to the Group.

2014 FCA Annual Report

Operating Results

Results of Operations

The following is a discussion of the results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013 and for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate the year-on-year comparisons.

	For the Years Ended December 31,
(€ million)	2014	2013	2012
Net revenues	96,090	86,624	83,765
Cost of sales	83,146	74,326	71,473
Selling, general and administrative costs	7,084	6,702	6,775
Research and development costs	2,537	2,236	1,858
Other income/(expenses)	197	77	(68)
Result from investments	131	84	87
Gains/(losses) on the disposal of investments	12	8	(91)
Restructuring costs	50	28	15
Other unusual income/(expenses)	(390)	(499)	(138)

EBIT	3,223	3,002	3,434
Net financial expenses	(2,047)	(1,987)	(1,910)

Profit before taxes	1,176	1,015	1,524
Tax expense/(income)	544	(936)	628

Net profit	632	1,951	896

Net profit attributable to:
Owners of the parent	568	904	44
Non-controlling interests	64	1,047	852

Net revenues

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Net revenues	96,090	86,624	83,765	9,466	10.9%	2,859	3.4%

2014 compared to 2013

Net revenues for the year ended December 31, 2014 were €96.1 billion, an increase of €9.5 billion, or 10.9 percent (11.9 percent on a constant currency basis), from €86.6 billion for the year ended December 31, 2013.

The increase in net revenues was primarily attributable to (i) a €6.7 billion increase in NAFTA net revenues, related to an increase in shipments and improved vehicle and distribution channel mix, (ii) a €1.6 billion increase in APAC net revenues attributable to an increase in shipments and improved vehicle mix, (iii) a €1.1 billion increase in Maserati net revenues primarily attributable to an increase in shipments, (iv) a €0.7 billion increase in EMEA net revenues mainly

2014 FCA Annual Report

attributable to an increase in shipments and improved mix, and (v) an increase of €0.5 billion in Components net revenues, which were partially offset by (v) a decrease of €1.3 billion in LATAM net revenues. The decrease in LATAM net revenues was attributable to the combined effect of lower vehicle shipments and unfavorable foreign currency translation effect related to the weakening of the Brazilian Real against the Euro, only partially offset by positive pricing and vehicle mix.

2013 compared to 2012

Net revenues for the year ended December 31, 2013 were €86.6 billion, an increase of €2.8 billion, or 3.4 percent (7.4 percent on a constant currency basis), from €83.8 billion for the year ended December 31, 2012.

The increase in net revenues was primarily attributable to increases of €2.3 billion in NAFTA segment net revenues and €1.5 billion in APAC segment net revenues, both of which were largely driven by increases in shipments. In addition, Maserati net revenues increased by €0.9 billion supported by an increase in shipments driven by the 2013 launches including the new Quattroporte in March and the Ghibli in October. These increases were partly offset by a decrease of €1.1 billion in LATAM segment net revenues, and a €0.4 billion decrease in EMEA segment net revenues. The decrease in LATAM segment net revenues was largely attributable to the combined effect of unfavorable foreign currency translation related to the weakening of the Brazilian Real against the Euro, and a 3.0 percent decrease in vehicle shipments. The decrease in EMEA segment net revenues was largely due to a decrease in shipments, attributable to the combined effect of the persistent weak economic conditions in Europe, which resulted in a 1.8 percent passenger car industry contraction, and in part due to a decrease in our passenger car market share, as a result of increasing competition in the industry.

See — Segments below for a detailed discussion of net revenues by segment.

Cost of sales

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
Cost of sales	83,146	86.5%	74,326	85.8%	71,473	85.3%	8,820	11.9%	2,853	4.0%

Cost of sales includes purchases, certain warranty and product-related costs, labor costs, depreciation, amortization and logistic costs. We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials (steel, rubber, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers which we use to manufacture our vehicles, parts and accessories. These purchases generally account for approximately 80 percent of total cost of sales. Fluctuations in cost of sales are primarily related to the number of our vehicles we produce and ship, along with changes in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore additional costs per unit. The cost of sales could also be affected, to a lesser extent, by fluctuations in certain raw material prices.

2014 compared to 2013

Cost of sales for the year ended December 31, 2014 was €83.1 billion, an increase of €8.8 billion, or 11.9 percent (12.8 percent on a constant currency basis), from €74.3 billion for the year ended December 31, 2013. As a percentage of net revenues, cost of sales was 86.5 percent for the year ended December 31, 2014 compared to 85.8 percent for the year ended December 31, 2013.

The increase in cost of sales was primarily due to the combination of (i) €5.6 billion related to increased vehicle shipments, primarily in the NAFTA, APAC, Maserati and EMEA segments, partially offset by a reduction in LATAM

2014 FCA Annual Report

shipments, (ii) €2.5 billion related to vehicle and distribution channel mix primarily attributable to the NAFTA segment, and (iii) €0.5 billion arising primarily from price increases for certain raw materials in LATAM, which were partially offset by (v) favorable foreign currency translation effect of €0.7 billion.

In particular, the €2.5 billion increase in cost of sales related to vehicle and distribution channel mix was primarily driven by the higher percentage of growth in certain SUV shipments as compared to passenger car shipments, along with more retail shipments relative to fleet shipments in NAFTA.

Cost of sales for the year ended December 31, 2014 increased by approximately €800 million due to an increase of warranty expense and also included the effects of recently approved recall campaigns in the NAFTA segment.

The favorable foreign currency translation impact of €0.7 billion was primarily attributable to the LATAM segment, driven by the weakening of the Brazilian Real against the Euro.

2013 compared to 2012

Cost of sales for the year ended December 31, 2013 was €74.3 billion, an increase of €2.8 billion, or 4.0 percent (7.9 percent on a constant currency basis), from €71.5 billion for the year ended December 31, 2012. As a percentage of net revenues, cost of sales was 85.8 percent for the year ended December 31, 2013 compared to 85.3 percent for the year ended December 31, 2012.

The increase in costs of sales was due to the combination of (i) increased costs of €2.1 billion related to increased vehicle shipments, primarily in the NAFTA segment, (ii) increased costs of €1.7 billion primarily attributable to the NAFTA segment, related to shifts in vehicle and distribution channel mix, (iii) increased cost of sales of €0.9 billion relating to the new-model content enhancements, (iv) increased costs of €0.5 billion arising from price increases for certain raw materials, and (v) an increase in other costs of sales of €0.5 billion, the effects of which were partially offset by the positive impact of foreign currency translation of €2.8 billion, largely attributable to the weakening of the U.S. Dollar and the Brazilian Real against the Euro.

In particular, the increase in cost related to vehicle mix was primarily driven by a higher percentage growth in truck and certain SUV shipments as compared to passenger car shipments, while the shift in distribution channel mix was driven by the relative growth in retail shipments, which generally have additional content per vehicle as compared to fleet shipments. The €0.5 billion increase in the price of raw materials was particularly related to the LATAM segment, driven by the weakening of the Brazilian Real, which impacts foreign currency denominated purchases in that segment. The increase in other costs of sales of €0.5 billion was largely attributable to increases in depreciation relating to the investments associated with our recent product launches and an increase in labor costs in order to meet increased production requirements both of which primarily related to the NAFTA segment.

Selling, general and administrative costs

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
Selling, general and administrative costs	7,084	7.4%	6,702	7.7%	6,775	8.1%	382	5.7%	(73)	(1.1)%

2014 FCA Annual Report

2014 compared to 2013

Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 44.0 percent and 43.0 percent of total selling, general and administrative costs for the year ended December 31, 2014 and 2013 respectively.

Selling, general and administrative costs for the year ended December 31, 2014 were €7,084 million, an increase of €382 million, or 5.7 percent, from €6,702 million for the year ended December 31, 2013. As a percentage of net revenues, selling, general and administrative costs were 7.4 percent for the year ended December 31, 2014 compared to 7.7 percent for the year ended December 31, 2013.

The increase in selling, general and administrative costs was due to the combined effects of (i) a €293 million increase in advertising expenses driven primarily by the NAFTA, APAC and EMEA segments, (ii) a €157 million increase in other selling, general and administrative costs primarily attributable to the LATAM and Maserati segments, and to a lesser extent, the APAC segment which were partially offset by (iii) a reduction in other general and administrative expenses in the NAFTA segment and (iv) the impact of favorable foreign currency translation of €68 million.

The increase in advertising expenses was largely attributable to the APAC and NAFTA segments to support the growth of the business in their respective markets. In addition, advertising expenses increased within the NAFTA segment for new product launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200. There were additional increases in advertising expenses for the EMEA segment related to the Jeep brand growth and new product launches, including the all-new 2014 Jeep Cherokee and Renegade. The favorable foreign currency translation impact of €68 million was primarily attributable to the LATAM segment, driven by the weakening of the Brazilian Real against the Euro.

The increase in other selling, general and administrative costs attributable to the Maserati segment has been driven by the increase in volumes. The increase in other selling, general and administrative costs attributable to the APAC segment was driven by volume growth in the region, while the increase in the LATAM segment includes the start-up costs of the Pernambuco plant.

2013 compared to 2012

Selling, general and administrative costs for the year ended December 31, 2013 were €6,702 million, a decrease of €73 million, or 1.1 percent, from €6,775 million for the year ended December 31, 2012. As a percentage of net revenues, selling, general and administrative costs were 7.7 percent for the year ended December 31, 2013 compared to 8.1 percent for the year ended December 31, 2012.

The decrease in selling, general and administrative costs was due to the combined effects of the positive impact of foreign currency translation of €240 million, partially offset by a €102 million increase in personnel expenses, largely related to the NAFTA segment, and an increase in advertising expenses of €37 million. In particular, advertising expenses increased in 2013 due to the product launches in the NAFTA segment (2014 Jeep Grand Cherokee, the all-new 2014 Jeep Cherokee and the all-new Fiat 500L), in the APAC segment (Dodge Journey) and the Maserati segment (Quattroporte and Ghibli), which continued following launch to support the growth in their respective markets, which were partially offset by a decrease in advertising expenses for the EMEA segment as a result of efforts to improve the focus of advertising campaigns.

2014 FCA Annual Report

Research and development costs

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
Research and development costs expensed during the year	1,398	1.5%	1,325	1.5%	1,180	1.4%	73	5.5%	145	12.3%
Amortization of capitalized development costs	1,057	1.1%	887	1.0%	621	0.7%	170	19.2%	266	42.8%
Write-down of costs previously capitalized	82	0.1%	24	0.0%	57	0.1%	58	241.7%	(33)	(57.9)%

Research and development costs	2,537	2.6%	2,236	2.6%	1,858	2.2%	301	13.5%	378	20.3%

We conduct research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact (i.e. reduced emissions) of our vehicles. Research and development costs consist primarily of material costs and personnel related expenses that support the development of new and existing vehicles with powertrain technologies.

2014 compared to 2013

Research and development costs for the year ended December 31, 2014 were €2,537 million, an increase of €301 million, or 13.5 percent, from €2,236 million for the year ended December 31, 2013. As a percentage of net revenues, research and development costs were 2.6 percent both for years ended December 31, 2014 and 2013.

The increase in research and development costs was attributable to the combined effects of (i) an increase in the amortization of previously capitalized development costs of €170 million, (ii) an increase in research and development costs expensed during the period of €73 million and (iii) an increase in write-down of costs previously capitalized of €58 million.

Research and development costs capitalized as a percentage of total expenditures on research and development were 61.9 percent for the year ended December 31, 2014, as compared to 60.6 percent for the year ended December 31, 2013. Expenditures on research and development amounted to €3,665 million for the year ended December 31, 2014, an increase of 8.9 percent, from €3,367 million, for the year ended December 31, 2013, resulting in a 5.5 percent increase in research and development costs expensed.

The increase in amortization of capitalized development costs was attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2014 Jeep Cherokee, which began shipping to dealers in late October 2013, and the all-new 2015 Chrysler 200, which was launched in the first quarter of 2014, and began arriving in dealerships in May 2014.

2013 compared to 2012

Research and development costs for the year ended December, 31 2013 were €2,236 million, an increase of €378 million, or 20.3 percent, from €1,858 million for the year ended December 31, 2012. As a percentage of net revenues, research and development costs were 2.6 percent for the year ended December 31, 2013 compared to 2.2 percent for the year ended December 31, 2012.

2014 FCA Annual Report

The increase in research and development costs was attributable to the combined effects of (i) an increase in the amortization of capitalized development costs of €266 million and (ii) an increase in research and development costs expensed during the year of €145 million, which were partly offset by €33 million lower write-down of costs previously capitalized.

The increase in amortization of capitalized development costs was largely attributable to new product launches. In particular, amortization of capitalized development in the NAFTA segment increased as a result of the 2013 launches, including the all-new 2014 Jeep Cherokee, the Jeep Grand Cherokee and the Ram 1500. The €145 million increase in research and development costs expensed during the year was largely attributable to increases in the NAFTA segment, largely driven by an increase in expenses related to personnel involved in research and development activities. In particular, at December 31, 2013 a total of 18,700 employees were dedicated to research and development activities at Group level, compared to 17,900 at December 31, 2012.

Other income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Other income/(expenses)	197	77	(68)	120	155.8%	145	n.m.

2014 compared to 2013

Other income/(expenses) for the year ended December 31, 2014 amounted to net income of €197 million, as compared to net income of €77 million for the year ended December 31, 2013.

For both years ended December 31, 2014 and December 31, 2013, there were no items that either individually or in aggregate are considered material.

2013 compared to 2012

Other income/(expenses) for the year ended December 31, 2013 amounted to net other income of €77 million, an increase of €145 million, from net other expenses of €68 million for the year ended December 31, 2012.

For 2013 other income/(expenses) was comprised of other income of €291 million, which was partially offset by other expenses of €214 million. Of the total 2013 other income, €140 million related to rental, royalty and licensing income, and €151 million related to miscellaneous income, which includes insurance recoveries and other costs recovered. Other expenses mainly related to indirect tax expenses incurred.

For 2012 other income/(expenses) was comprised of other income of €242 million, which was more than offset by other expenses of €310 million. Of the total 2012 other income, €132 million related rental, royalty and licensing income, and €110 million related to miscellaneous income. In 2012, other expenses mainly related to indirect tax expenses incurred.

Result from investments

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Result from investments	131	84	87	47	56.0%	(3)	(3.4)%

2014 FCA Annual Report

2014 compared to 2013

The largest contributors to result from investments for the years ended December 31, 2014 and 2013 were FCA Bank S.p.A (“FCA Bank”) formerly known as FGA Capital S.p.A., a jointly-controlled finance company that manages activities in retail automotive financing, dealership financing, long-term car rental and fleet management in 14 European countries and Tofas-Turk Otomobil Fabrikasi A.S. a jointly-controlled Turkish automaker.

Result from investments for the year ended December 31, 2014 was €131 million, an increase of €47 million, or 56.0 percent, from €84 million for the year ended December 31, 2013. The increase in result from investments was primarily attributable to the €20 million decrease in the loss relating to the Group’s investment in RCS MediaGroup and to the €26 million increase in results from investments in the EMEA segment.

2013 compared to 2012

Result from investments for the year ended December, 31 2013 was €84 million, a decrease of €3 million, or 3.4 percent, from €87 million for the year ended December 31, 2012.

The decrease was largely attributable to the combined effect of a €23 million increase in the loss of a Chinese joint venture and a €12 million decrease in the profit of the Turkish joint venture, which were almost entirely offset by a €35 million decrease in the loss relating to the Group’s investment in RCS MediaGroup.

Gains/(losses) on the disposal of investments

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Gains/(losses) on the disposal of investments	12	8	(91)	4	50.0%	99 n.m.

2014 compared to 2013

Gains on the disposal of investments for the year ended December 31, 2014 were €12 million, an increase of €4 million, from €8 million for the year ended December 31, 2013.

For both years ended December 31, 2014 and December 31, 2013, there were no items that either individually or in aggregate are considered material.

2013 compared to 2012

Gains on the disposal of investments for the year ended December 31, 2013 were €8 million, an increase of €99 million from a loss on the disposal of investments for the year ended December 31, 2012 of €91 million.

The loss on disposal of investments recognized in 2012 relates to the write-down of our investment in Sevelnord Société Anonyme, a vehicle manufacturing joint venture with PSA Peugeot Citroen following its re-measurement at fair value as a result of being classified as an asset held for sale in 2012, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. In 2012, we entered into an agreement with PSA Peugeot Citroen providing for the transfer of its shareholding in Sevelnord Société Anonyme. The investment was sold in the first quarter of 2013.

2014 FCA Annual Report

Restructuring costs

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Restructuring costs	50	28	15	22	78.6%	13	86.7%

2014 compared to 2013

Restructuring costs for the year ended December 31, 2014 were €50 million, an increase of €22 million, from €28 million for the year ended December 31, 2013.

Restructuring costs for the year ended December 31, 2014 mainly relate to the LATAM and Components segments.

Restructuring costs for the year ended December 31, 2013 mainly relate to Other activities partially offset by release of a restructuring provision previously recognized in the NAFTA segment.

2013 compared to 2012

Restructuring costs for the year ended December 31, 2013 were €28 million, an increase of €13 million, from €15 million for the year ended December 31, 2012.

Net restructuring costs for 2013 mainly relate to a €38 million restructuring provision related to activities included within other activities, partially offset by a €10 million release of a previously recognized provision related to the NAFTA segment primarily related to decreases in expected workforce reduction costs and legal claim reserves.

Net restructuring costs for 2012 include EMEA segment restructuring costs of €43 million and €20 million related to the Components segment and other activities, which were partially offset by a €48 million release of a previously recognized provision related to the NAFTA segment.

Other unusual income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Other unusual income/(expenses)	(390)	(499)	(138)	109	21.8%	(361)	(261.6)%

2014 compared to 2013

Other unusual expenses for the year ended December 31, 2014 were €390 million, a decrease of €109 million from €499 million for the year ended December 31, 2013.

For the year ended December 31, 2014, Other unusual income/(expenses) amounted to net expenses of €390 million, primarily relating to the €495 million expense recognized in the NAFTA segment in connection with the execution of the MOU with the UAW which was entered into by FCA US on January 21, 2014, which was partially offset by the non-cash and non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with FCA’s acquisition of the remaining 41.5 percent ownership interest in FCA US that was not previously owned. In addition, Other unusual expenses include a €98 million re-measurement charge recognized in the LATAM segment as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar, based on developments in the first quarter 2014

2014 FCA Annual Report

related to the foreign exchange process in Venezuela as described in more detail in the discussion of results for LATAM below. For the year ended December 31, 2014, Other unusual expenses also included the €15 million compensation costs deriving from the resignation of the former Ferrari chairman.

2013 compared to 2012

Other unusual expenses for the year ended December 31, 2013 were €499 million, an increase of €361 million, from €138 million for the year ended December 31, 2012.

Other unusual expenses for the year ended December 31, 2013 included other unusual expenses of €686 million, and other unusual income of €187 million.

Other unusual expenses for the year ended December 31, 2013 mainly included (i) impairments of €385 million, (ii) €115 million related to voluntary safety recalls and customer satisfaction actions in the NAFTA segment, and (iii) €43 million related to the devaluation of the Venezuelan Bolivar, or VEF, against the U.S. Dollar. In particular, impairments for 2013 include €272 million related to the rationalization of architectures (the combination of systems that enables the generation of specific vehicle platforms for the different models in a certain segment), associated with the new product strategy for the Alfa Romeo, Maserati and Fiat brands, €57 million related to asset impairments for the cast iron business in Teksid and €56 million related to write-off of certain equity recapture rights resulting from the acquisition of the remaining 41.5 interest in FCA US that was not previously owned. Refer to the Consolidated financial statements included elsewhere in this report for further information on the acquisition of the remaining 41.5 percent interest in FCA US.

Other unusual income for the year ended December 31, 2013 mainly included the impacts of curtailment gains and plan amendments of €166 million related to changes made to FCA US’s U.S. and Canadian defined benefit pension plans.

Other unusual expenses for the year ended December 31, 2012 primarily consisted of costs arising from disputes relating to operations terminated in prior years, costs related to the termination of the Sevelnord Société Anonyme joint venture and to the rationalization of relationships with certain suppliers.

EBIT

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
EBIT	3,223	3,002	3,434	221	7.4%	(432)	(12.6)%

2014 compared to 2013

EBIT for the year ended December 31, 2014 was €3,223 million, an increase of €221 million, or 7.4 percent (9.4 percent on a constant currency basis), from €3,002 million for the year ended December 31, 2013.

The increase in EBIT was primarily attributable to the combined effect of (i) a €397 million decrease in EMEA loss, (ii) a €202 million increase in APAC (iii) a €169 million increase in Maserati, (iv) a €114 million increase in Components and (v) the non-cash and non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining 41.5 percent interest in FCA US that was not previously owned, which were partially offset by (vi) a €643 million decrease in NAFTA and (vi) a €315 million decrease in LATAM.

2014 FCA Annual Report

2013 compared to 2012

EBIT for the year ended December 31,2013 was €3,002 million, a decrease of €432 million, or 12.6 percent (7.2 percent on a constant currency basis), from €3,434 million for the year ended December 31, 2012.

The decrease in EBIT was primarily attributable to the combined effect of (i) a €533 million decrease in LATAM segment EBIT and (ii) a €201 million decrease in NAFTA segment EBIT, which were partially offset by (iii) a €219 million decrease in EMEA segment EBIT loss, (iv) a €49 million increase in Maserati segment EBIT.

See —Segments for a detailed discussion of EBIT by segment.

Net financial income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Net financial income/(expenses)	(2,047)	(1,987)	(1,910)	(60)	(3.0)%	(77)	(4.0)%

2014 compared to 2013

Net financial expenses for the year ended December 31, 2014 were €2,047, an increase of €60 million, or 3.0 percent, from €1,987 million for the year ended December 31, 2013.

Excluding the gain on the Fiat stock option-related equity swaps of €31 million recognized in the year ended December 31, 2013, net financial expenses were substantially unchanged as the benefits from the new financing transactions completed in February 2014 by FCA US were offset by higher average debt levels (refer to Note 27 to the Consolidated financial statements included elsewhere in this report for a more detailed description of the new financings of FCA US).

2013 compared to 2012

Net financial expenses for the year ended December 31, 2013 were €1,987 million, an increase of €77 million, or 4.0 percent, from €1,910 million for the year ended December 31, 2012. Excluding the gains on the Fiat stock option-related equity swaps (€31 million for 2013, at their expiration, compared to €34 million for 2012), net financial expense was €74 million higher, largely due to a higher average net debt level.

Tax expense/(income)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Tax expense/(income)	544	(936)	628	1,480	158.1%	(1,564)	n.m

2014 compared to 2013

Tax expense for the year ended December 31, 2014 was €544 million, compared with tax income of €936 million for the year ended December 31, 2013. At December 31, 2013, previously unrecognized deferred tax assets of €1,500 million were recognized, principally related to tax loss carry forwards and temporary differences in the NAFTA operations.

Higher deferred tax expense in 2014 due to utilization of a portion of the deferred tax assets recognized in 2013 were largely offset by non-recurring deferred tax benefits which did not occur in the prior year.

2014 FCA Annual Report

In 2014, the Group’s effective tax rate is equal to 39.5%. The difference between the theoretical and the effective income taxes is primarily due to €379 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year in EMEA, which is partially offset by the recognition of non-recurring deferred tax benefits of €173 million.

2013 compared to 2012

Tax income for the year ended December 31, 2013 was €936 million, compared to tax expense of €628 million for the year ended December 31, 2012.

The increase in tax income was due to the recognition of previously unrecognized deferred tax assets related to FCA US of €1,500 million. The FCA US deferred tax assets were recognized as a result of the recoverability assessment performed at December 31, 2013, which reached the conclusion that it was probable that future taxable profit will allow the deferred tax assets to be recovered. For further details of the recoverability assessment. Excluding the effect of the previously unrecognized deferred tax assets, the effective rate of tax would have been 48.7 percent compared to 35.7 percent for 2012. See Note 10 to the Consolidated financial statements included elsewhere in this report for a reconciliation of the theoretical tax expense to the effective tax charge. The increase in the effective tax rate was mainly attributable to lower utilization of tax losses carried forward for which deferred tax assets had not been recognized in the past, partially offset by lower unrecognized deferred tax assets on temporary differences and tax losses arising in the year.

Segments

The following is a discussion of net revenues, EBIT and shipments for each segment.

(€ million, except shipments which are in thousands of units)	Net revenues for the years ended December 31,			EBIT for the years ended December 31,			Shipments (*) for the years ended December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
NAFTA	52,452	45,777	43,521	1,647	2,290	2,491	2,493	2,238	2,115
LATAM	8,629	9,973	11,062	177	492	1,025	827	950	979
APAC	6,259	4,668	3,173	537	335	274	220	163	103
EMEA	18,020	17,335	17,717	(109)	(506)	(725)	1,024	979	1,012
Ferrari	2,762	2,335	2,225	389	364	335	7	7	7
Maserati	2,767	1,659	755	275	106	57	36	15	6
Components	8,619	8,080	8,030	260	146	165	n.m.	n.m.	n.m.
Other activities	831	929	979	(114)	(167)	(149)	n.m.	n.m.	n.m.
Unallocated items & adjustments(1)	(4,249)	(4,132)	(3,697)	161	(58)	(39)	n.m.	n.m.	n.m.

Total	96,090	86,624	83,765	3,223	3,002	3,434	4,608	4,352	4,223

(1)	Primarily includes intercompany transactions which are eliminated on consolidation.

2014 FCA Annual Report

NAFTA

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	52,452	100.0%	45,777	100.0%	43,521	100.0%	6,675	14.6%	2,256	5.2%
EBIT	1,647	3.1%	2,290	5.0%	2,491	5.7%	(643)	(28.1)%	(201)	(8.1)%
Shipments	2,493	n.m.	2,238	n.m.	2,115	n.m.	255	11.4%	123	5.8%

Net revenues

2014 compared to 2013

NAFTA net revenues for the year ended December 31, 2014 were €52.5 billion, an increase of €6.7 billion, or 14.6 percent, from €45.8 billion for the year ended December 31, 2013. The total increase of €6.7 billion was primarily attributable to (i) an increase in shipments of €4.4 billion, (ii) favorable market and vehicle mix of €1.9 billion and (iii) favorable net pricing of €0.4 billion.

The 11.4 percent increase in vehicle shipments from 2,238 thousand units for the year ended December 31, 2013, to 2,493 thousand units for the year ended December 31, 2014, was largely driven by increased demand of the Group’s vehicles, including the all-new 2014 Jeep Cherokee, Ram pickups and the Jeep Grand Cherokee. These increases were partially offset by a reduction in the prior model year Chrysler 200 and Dodge Avenger shipments due to their discontinued production in the first quarter of 2014 in preparation for the launch and changeover to the all-new 2015 Chrysler 200, which began arriving in dealerships in May 2014.

Of the favorable mix impact of €1.9 billion, €1.7 billion related to vehicle mix due to higher proportion of trucks and certain SUVs as compared to passenger cars (as these larger vehicles generally have a higher selling price), and €0.2 billion related to a shift in distribution channel mix to greater retail shipments as a percentage of total shipments, which is consistent with the continuing strategy to grow U.S. retail market share while maintaining stable fleet shipments.

Favorable net pricing of €0.4 billion reflected favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio.

2013 compared to 2012

NAFTA net revenues for the year ended December 31, 2013 were €45.8 billion, an increase of €2.3 billion, or 5.2 percent (8.7 percent on a constant currency basis), from €43.5 billion for the year ended December 31, 2012. The total increase of €2.3 billion was mainly attributable to the combination of (i) an increase in shipments of €1.5 billion, (ii) favorable market and vehicle mix of €1.2 billion and (iii) favorable vehicle pricing of €0.9 billion, which were partially offset by (iv) unfavorable foreign currency impact of €1.5 billion.

The 5.8 percent increase in vehicle shipments from 2,115 thousand vehicles for the year ended December 31, 2012 to 2,238 thousand vehicles for the year ended December 31, 2013, was primarily driven by increased demand for our products, as evidenced by the increase in market share, from 11.3 percent for the year ended December 31, 2012 to 11.5 percent for the year ended December 31, 2013. The increase in shipments was supported by the launch of the Ram 1500 in late 2012 and the all-new 2014 Jeep Cherokee, the effects of which were partially offset by a decrease in Jeep Liberty shipments following its discontinued production during 2012. Of the favorable mix impact of €1.2 billion, €0.9 billion was

2014 FCA Annual Report

related to the increase of shipments of trucks and certain SUVs, as compared to passenger cars (as trucks generally have a higher selling price), while a shift in the distribution channel mix towards higher priced retail shipments and away from fleet shipments resulted in an increase in net revenues of €0.3 billion. Our ability to increase sales price of current year models to reflect enhancements made resulted in an increase in net revenues of €0.9 billion. These increases were partially offset by the impact of the weakening of the U.S. Dollar against the Euro during 2013, which amounted to €1.5 billion.

EBIT

2014 compared to 2013

NAFTA EBIT for the year ended December 31, 2014 was €1,647 million, a decrease of €643 million, or 28.1 percent, from EBIT of €2,290 million for the year ended December 31, 2013.

The decrease in NAFTA EBIT was primarily attributable to the combination of (i) increased industrial costs of €1,577 million (ii) an increase of €575 million in other unusual expenses and (iii) a €29 million increase in selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200, partially offset by (iv) the favorable volume/mix impact of €1,129 million, driven by the previously described increase in shipments, and (v) favorable net pricing of €411 million due to favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio.

The increase in industrial costs was attributable to an increase in warranty expenses of approximately €800 million which included the effects of certain recall campaigns, an increase in base material costs of €978 million mainly related to higher base material costs associated with vehicles and components and content enhancements on new models and €262 million in higher research and development costs and depreciation and amortization.

For the year ended December 31, 2014, unusual items were negative by €504 million primarily reflecting the €495 million charge in the first quarter of 2014 connected with the UAW MOU entered into by FCA US on January 21, 2014.

For the year ended December 31, 2013, unusual items were positive by €71 million, primarily including (i) a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, partially offset by (ii) the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction pension obligation in NAFTA.

2013 compared to 2012

NAFTA EBIT for the year ended December 31, 2013 was €2,290 million, a decrease of €201 million, or 8.1 percent (4.9 percent on a constant currency basis), from €2,491 million for the year ended December 31, 2012.

The decrease in NAFTA EBIT was primarily attributable to the combination of (i) favorable pricing effects of €868 million, driven by our ability to increase sales price of current year models for enhancements made and (ii) favorable volume/mix impact of €588 million, driven by an increase of shipments of trucks and certain SUVs as compared to passenger cars, which were more than offset by (iii) increased industrial costs of €1,456 million (iv) an increase in selling, general and administrative costs of €90 million largely attributable to costs incurred in launching new products during 2013, (v) unfavorable foreign currency translation of €79 million, driven by the weakening of the U.S. dollar against the Euro during 2013, and (vi) a €23 million increase in other unusual income. In particular, the increase in industrial costs was attributable to an increase in cost of sales related to new-model content enhancements, an increase in depreciation and amortization, driven by the new product launches, including the all-new 2014 Jeep Cherokee, the Jeep Grand Cherokee and the Ram 1500 pick-up truck and an increase in labor costs in order to meet increased production requirements. The increase in other unusual income was attributable to the combined effects of a gain recognized from amendments to FCA US’s U.S. and Canadian defined benefit pension plans, offset by charges related to voluntary safety recalls and customer satisfaction action for certain models produced in various years from 1993 to 2007 by Old Carco.

2014 FCA Annual Report

LATAM

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	8,629	100.0%	9,973	100.0%	11,062	100.0%	(1,344)	(13.5)%	(1,089)	(9.8)%
EBIT	177	2.1%	492	4.9%	1,025	9.3%	(315)	(64.0)%	(533)	(52.0)%
Shipments	827	n.m	950	n.m.	979	n.m.	(123)	(12.9)%	(29)	(3.0)%

Net revenues

2014 compared to 2013

LATAM net revenues for the year ended December 31, 2014 were €8.6 billion, a decrease of €1.3 billion, or 13.5 percent (6.9 percent on a constant currency basis), from €10.0 billion for the year ended December 31, 2013. The total decrease of €1.3 billion was attributable to (i) a decrease of €1.2 billion driven by lower shipments, and (ii) unfavorable foreign currency translation of €0.7 billion, which were partially offset by (iii) favorable net pricing and vehicle mix of €0.6 billion.

The 12.9 percent decrease in vehicle shipments from 950 thousand units for the year ended December 31, 2013, to 827 thousand units for the year ended December 31, 2014 reflected the weaker demand in the region’s main markets, where Brazil continued the negative market trend started in 2012, Argentina was impacted by import restrictions and additional tax on more expensive vehicles and Venezuela suffered from weaker trading conditions. The weakening of the Brazilian Real against the Euro impacted net revenues by €0.6 billion, in particular, the average exchange rate used to translate Brazilian Real balances for the year ended December 31, 2014, was 8.9 percent lower than the average exchange rate used for the same period in 2013.

2013 compared to 2012

LATAM net revenues for the year ended December 31, 2013 were €10.0 billion, a decrease of €1.1 billion, or 9.8 percent (an increase of 0.7 percent on a constant currency basis), from €11.1 billion for the year ended December 31, 2012. The total decrease of €1.1 billion was attributable to the combination of the impact of (i) unfavorable foreign currency translation of €1.2 billion, and (ii) €0.3 billion related to a decrease in vehicle shipments, which were partially offset by (iii) favorable mix of €0.1 billion and (iv) favorable pricing impact of €0.1 billion.

LATAM net revenues were significantly impacted by the weakening of the Brazilian Real against the Euro, as the average exchange rate used to translate 2013 balances was 14.3 percent lower than the average exchange rate for 2012, impacting net revenues negatively by €1.2 billion. The 3.0 percent vehicle shipment decrease from 979 thousand units for 2012 to 950 thousand units for 2013, which impacted net revenues by €0.3 billion, was largely attributable to reductions of shipments in Brazil. In 2012 sales tax incentives were introduced to promote the sale of small vehicles, a segment in which we hold a market leading position. As such, we were well positioned to meet the increased consumer demand for small cars, recording an increase in shipments in 2012. In 2013, the gradual phase out of the tax incentives was initiated and was a contributing factor to a shift in market demand away from the small car segment and into larger vehicles, resulting in a decrease in our Brazilian market share, from 23.3 percent in 2012 to 21.5 percent in 2013.

2014 FCA Annual Report

EBIT

2014 compared to 2013

LATAM EBIT for the year ended December 31, 2014 was €177 million, a decrease of €315 million, or 64.0 percent (53.7 percent on a constant currency basis), from €492 million for the year ended December 31, 2013.

The decrease in LATAM EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €228 million attributable to a decrease in shipments, partially offset by an improvement in vehicle mix in Brazil, (ii) an increase in industrial costs of €441 million largely attributable to price increases for certain foreign currency denominated purchases, which were impacted by the weakening of the Brazilian Real, (iii) the impact of unfavorable foreign currency translation of €51 million attributable to the weakening of the Brazilian Real against the Euro, partially offset by (v) favorable pricing of €381 million driven by pricing actions in Brazil and Argentina.

In particular, LATAM net other unusual expenses amounted to €112 million for the year ended December 31, 2014, which included €98 million for the re-measurement charge on the Venezuelan subsidiary’s net monetary assets, compared to €127 million for the year ended December 31, 2013 which included €75 million attributable to the streamlining of architectures and models associated to the refocused product strategy and €43 million relating to the loss recognized on translation of certain monetary liabilities from VEF into U.S. Dollar.

During the year ended December 31, 2014, the economic conditions in Venezuela declined due to high inflation, the downward trend in the price of oil which began during the fourth quarter of 2014, and continued uncertainty regarding liquidity within the country and the availability of U.S. Dollar. In addition, the Venezuelan government enacted a law in January 2014 which provided limits on costs, sales prices and profit margins (30 percent maximum above structured costs) across the Venezuelan economy. There remains uncertainty as to the application of certain aspects of this law by the Venezuelan government; therefore, we are unable to assess its impact on our vehicle, parts and accessory sales. Despite the negative economic conditions in Venezuela, we continued to obtain cash to support future operations through the SICAD I auctions and were also able to complete our workforce reduction initiative. As of December 31, 2014, we continue to control and therefore consolidate our Venezuelan operations. We will continue to assess conditions in Venezuela and if in the future, we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €247 million using the current exchange rate of 12.0 VEF to U.S. Dollar.

Based on first quarter 2014 developments related to the foreign exchange process in Venezuela, we changed the exchange rate used to remeasure our Venezuelan subsidiary’s net monetary assets in U.S. Dollar. The official exchange rate was increasingly reserved only for purchases of those goods and services deemed “essential” by the Venezuelan government. As of March 31, 2014, we began to use the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, referred to as the SICAD I rate.

In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as SICAD II rate. Prior to the new exchange system described below, the SICAD II rate had ranged from 49 to 52.1VEF to U.S. Dollar in the period since its introduction. The SICAD II rate was expected to be used primarily for imports and has been limited to amounts of VEF that could be exchanged into other currencies, such as the U.S. Dollar. As a result of the March 2014 exchange agreement between the Central Bank of Venezuela and the Venezuelan government and the limitations of the SICAD II rate, we believed at December 31, 2014, that any future remittances of dividends would be transacted at the SICAD I rate. As a result, we determined that the SICAD I rate is the most appropriate rate to use as of December 31, 2014.

As of December 31, 2014 and 2013, the net monetary assets of FCA Venezuela LLC, formerly known as Chrysler de Venezuela LLC, or FCA Venezuela, denominated in VEF were 783 million (€54 million) and 2,221 million (€255 million),

2014 FCA Annual Report

respectively, which included cash and cash equivalents denominated in VEF of 1,785 million (€123 million) and 2,347 million (€270 million), respectively. Based on our net monetary assets at December 31, 2014, a charge of approximately €5 million would result for every 10.0 percent devaluation of the VEF.

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System, or the SIMADI rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI rate began trading at 170 VEF to U.S. Dollar and is expected to be used by individuals and legal entities in the private sector. We are currently evaluating our utilization of the SIMADI rate since this new exchange system is limited by certain government mandated restrictions. In addition, the Venezuelan government announced that the SICAD I and SICAD II auction-based exchange systems would be merged into a single exchange system, with a rate starting at 12.0 VEF to U.S. Dollar. We continue to monitor the appropriate rate to be used for remeasuring our net monetary assets. Additionally, we will continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected.

2013 compared to 2012

LATAM EBIT for the year ended December 31, 2013 was €492 million, a decrease of €533 million, or 52.0 percent (44.5 percent on a constant currency basis), from €1,025 million for December 31, 2012.

The decrease in LATAM EBIT was primarily attributable to the combination of (i) an increase in industrial costs of €257 million related to increased labor costs and price increases for certain purchases, as the weakening of the Brazilian Real affected the prices of foreign currency denominated purchases, (ii) unfavorable volume/mix impact of €111 million, driven by the combination of the previously described 3.0 percent decrease in shipments, and an increase in the proportion of vehicles produced in Argentina, for which we have higher manufacturing and logistic costs than in Brazil, (iii) a €96 million increase in other unusual expenses, (iv) the impact of unfavorable foreign currency translation of €77 million related to the previously described weakening of the Brazilian Real against the Euro and (v) an increase in selling, general and administrative costs of €37 million mainly due to new advertising campaigns in Brazil, which were partially offset by favorable pricing impact of €64 million, supported by new product launches. In particular, the most significant components of other unusual expenses included €75 million attributable to the streamlining of architectures and models associated to the refocused product strategy and €43 million relating to the loss recognized on translation of certain monetary liabilities from VEF into U.S. Dollar, on the devaluation of the official exchange rate of the VEF. For further details see Notes 8 and 21 to the Consolidated financial statements included elsewhere in this report.

APAC

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	6,259	100.0%	4,668	100.0%	3,173	100.0%	1,591	34.1%	1,495	47.1%

EBIT	537	8.6%	335	7.2%	274	8.6%	202	60.3%	61	22.3%
Shipments	220	n.m	163	n.m.	103	n.m.	57	35.0%	60	58.3%

2014 FCA Annual Report

Net revenues

2014 compared to 2013

APAC net revenues for the year ended December 31, 2014 were €6.3 billion, an increase of €1.6 billion, or 34.1 percent (34.6 percent on a constant currency basis), from €4.7 billion for the year ended December 31, 2013.

The total increase of €1.6 billion was primarily attributable to an increase in shipments and improved vehicle mix.

The 35.0 percent increase in shipments from 163 thousand units for the year ended December 31, 2013, to 220 thousand units for the year ended December 31, 2014, was largely supported by shipments to China and Australia, and in particular, driven by Jeep Grand Cherokee, Dodge Journey and the newly-launched Jeep Cherokee.

2013 compared to 2012

APAC net revenues for the year ended December 31, 2013 were €4.7 billion, an increase of €1.5 billion, or 47.1 percent (54.2 percent on a constant currency basis), from €3.2 billion for the year ended December 31, 2012.

The total increase of €1.5 billion was mainly attributable to an increase in shipments of €1.8 billion, which was partially offset by the impact of unfavorable foreign currency translation of €0.2 billion.

The 58.3 percent increase in vehicle shipments from 103 thousand units for the year ended December 31, 2012 to 163 thousand units for the year ended December 31, 2013 was primarily driven by our performance in China and Australia. In particular, our performance in China was driven by efforts to grow our dealer network, the reintroduction of the Dodge Journey and our continued strong performance of the Jeep brand, as a result of which our China market share increased from 0.4 percent in 2012 to 0.8 percent in 2013, while our growth in Australia was mainly driven by the Fiat and Alfa Romeo brands, resulting in an increase in market share from 2.1 percent for the year ended December 31, 2012 to 3.1 percent for the year ended December 31, 2013. The increase in shipments also resulted in an increase in service parts, accessories and service contracts and other revenues, supported our market share growth in APAC markets. The impact of unfavorable foreign currency translation was primarily attributable to fluctuations of the U.S. Dollar and to a lesser extent, the Japanese Yen against the Euro. In particular, the FCA US portion of APAC segment net revenues were translated from FCA US’s functional currency which is the U.S. Dollar into the Euro, and not from the individual entity functional currency into Euro.

EBIT

2014 compared to 2013

APAC EBIT for the year ended December 31, 2014 was €537 million, an increase of €202 million, or 60.3 percent (unchanged on a constant currency basis) from €335 million for the year ended December 31, 2013.

The increase in APAC EBIT was primarily attributable to (i) a positive volume/mix impact of €494 million as a result of the increase in shipments described above partially offset by (ii) an increase in selling, general and administrative costs of €111 million to support the growth of the APAC operations, (iii) an increase in industrial costs of €54 million due to higher research and development costs, increased fixed manufacturing costs for new product initiatives and higher production volumes, (iv) unfavorable pricing of €142 million due to the increasingly competitive trading environment, particularly in China.

2014 FCA Annual Report

2013 compared to 2012

APAC EBIT for the year ended December 31, 2013 was €335 million, an increase of €61 million, or 22.3 percent (27.7 percent on a constant currency basis) from €274 million for the year ended December 31, 2012.

The increase in APAC EBIT was attributable to the combined effect of (i) the positive volume and mix impact of €423 million, driven by the efforts to grow our presence in the APAC markets and the previously described 2013 launches of new vehicles, which was partially offset by (ii) an increase in industrial costs of €106 million in higher research and development costs and fixed manufacturing costs, attributable to the growth in our business, (iii) unfavorable pricing effects of €79 million due to the increasingly competitive environment, particularly in China, (iv) an increase in selling, general and administrative costs of €72 million driven by the advertising and promotional expenses incurred in relation to the 2013 launches, including the Dodge Journey and Jeep Compass/Patriot in China and the new Fiat Punto and Fiat Panda in Australia (v) a €26 million decrease in the results of investments, and (vi) the impact of unfavorable foreign currency translation of €15 million. The decrease in result from investments was largely due to the €23 million increase in the loss recorded in the Chinese joint venture GAC FIAT Automobiles Co, attributable to the costs incurred in relation to the future launch of the Fiat Viaggio.

EMEA

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	18,020	100.0%	17,335	100.0%	17,717	100.0%	685	4.0%	(382)	(2.2)%
EBIT	(109)	(0.6)%	(506)	(2.9)%	(725)	(4.1)%	397	78.5%	219	30.2%
Shipments	1,024	n.m	979	n.m.	1,012	n.m.	45	4.6%	(33)	(3.3)%

Net revenues

2014 compared to 2013

EMEA net revenues for the year ended December 31, 2014 were €18.0 billion, an increase of €0.7 billion, or 4.0 percent, from €17.3 billion for the year ended December 31, 2013.

The €0.7 billion increase in EMEA net revenues was mainly attributable to the combination of (i) a €0.6 billion increase in vehicle shipments, (ii) a €0.3 billion favorable sales mix impact primarily driven by Jeep brand and LCV shipments, partially offset by (iii) unfavorable pricing of €0.1 billion due to the increasingly competitive trading environment particularly related to passenger cars in Europe and (iv) €0.1 billion lower components sales.

In particular, the 4.6 percent increase in vehicle shipments, from 979 thousand units for the year ended December 31, 2013, to 1,024 thousand units for the year ended December 31, 2014, was largely driven by the Fiat 500 family, the Jeep brand (the all-new Renegade and Cherokee) and the new Fiat Ducato.

2013 compared to 2012

EMEA net revenues for the year ended December 31, 2013 were €17.3 billion, a decrease of €0.4 billion, or 2.2 percent (1.4 percent on a constant currency basis), from €17.7 billion for the year ended December 31, 2012.

The total decrease of €0.4 billion was attributable to the combined effects of (i) a decrease in vehicle shipments of €0.4 billion, (ii) unfavorable vehicle pricing of €0.2 billion, (iii) a decrease in service parts, accessories and service contracts

2014 FCA Annual Report

and other revenues of €0.1 billion and (iv) the impact of unfavorable foreign currency translation of €0.1 billion mainly due to fluctuations of the U.S. Dollar and the British Pound Sterling which were partially offset by (v) the effects of a change in scope of consolidation, arising from obtaining control of VM Motori S.p.A. in 2013, a diesel engine manufacturing company which impacted net revenues positively by €0.2 billion and (vi) positive vehicle mix of €0.1 billion.

The 3.3 percent decrease in vehicle shipments, from 1,012 thousand units in 2012 to 979 thousand units in 2013, impacted net revenues by €0.4 billion. The decrease in vehicle shipments was in part due to the persistent weak economic conditions in Europe (EU27 + EFTA), which resulted in a 1.8 percent passenger car industry contraction, and in part due to a decrease in our passenger car market share from 6.3 percent in 2012 to 6.0 percent in 2013, while LCV market share decreased from 11.7 percent for 2012 to 11.6 percent for 2013, as a result of the increasing competition in the industry. These conditions led to a decrease in service parts, accessories and service contracts and other revenues of €0.1 billion, while the highly competitive environment and resulting price pressure impacted pricing unfavorably by €0.2 billion. In July 2013, the Group’s option to acquire the remaining 50.0 percent stake in VM Motori S.p.A. became exercisable, which resulted in consolidation on a line-by-line basis. This resulted in a positive impact to net revenues of €0.2 billion. The shift in sales mix towards newly launched and content enriched vehicles, for which sales prices were adjusted, such as the Fiat 500L and the new Fiat Panda over other vehicles, such as the existing Fiat Panda resulted in a positive vehicle mix impact of €0.1 billion.

EBIT

2014 compared to 2013

EMEA EBIT loss for the year ended December 31, 2014 was €109 million, an improvement of €397 million, or 78.5 percent, from an EBIT loss of €506 million for the year ended December 31, 2013.

The decrease in EMEA EBIT loss was primarily attributable to the combination of (i) a €199 million decrease in other unusual expenses, (ii) a favorable volume/mix impact of €174 million driven by the previously described increase in shipments and improved vehicle mix, (iii) a decrease in net industrial costs of €166 million mainly driven by industrial and purchasing efficiencies, which were partially offset by (iv) unfavorable pricing of €85 million as a result of the competitive trading environment and resulting price pressure and (v) an increase in selling, general and administrative costs of €67 million mainly related to advertising expenses primarily to support the growth of Jeep brand and the Jeep Renegade launch.

In 2013, other unusual expenses were €195 million which included the write-off of previously capitalized research and development related to new model development for Alfa Romeo products which were switched to a new platform considered more appropriate for the brand.

2013 compared to 2012

EMEA EBIT for the year ended December 31, 2013 was a loss of €506 million, an improvement of €219 million, or 30.2 percent (31.9 percent on a constant currency basis), from a loss of €725 million for the year ended December 31, 2012.

The decrease in EMEA EBIT loss was attributable to the combined effect of (i) a decrease in selling, general and administrative costs of €199 million as a result of the cost control measures implemented in response to the European market weakness, including efforts to improve the focus of advertising initiatives, (ii) a decrease in industrial costs of €139 million attributable to industrial efficiencies driven by the WCM program and purchasing savings implemented and (iii) a positive volume and mix impact of €77 million, primarily driven by the Fiat 500 family of vehicles, the effects of which were partially offset by (iv) unfavorable net pricing effects of €172 million, attributable to increased competitive pressure, particularly in the first half of 2013, and (v) a decrease in the results of investments of €16 million.

2014 FCA Annual Report

Ferrari

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	2,762	100.0%	2,335	100.0%	2,225	100.0%	427	18.3%	110	4.9%
EBIT	389	14.1%	364	15.6%	335	15.1%	25	6.9%	29	8.7%
Shipments	7	n.m.	7	n.m.	7	n.m.	0	0	0	0

Net Revenues

2014 compared to 2013

For the year ended December 31, 2014, Ferrari net revenues were €2.8 billion, an increase of €0.4 billion, or 18.3 percent, from €2.3 billion for the year ended December 31, 2013. The increase was primarily attributable to the increased volumes and improved vehicle mix driven by the contribution of the LaFerrari model.

2013 compared to 2012

Ferrari net revenues for the year ended December 31, 2013 were €2.3 billion, an increase of €0.1 billion, or 4.9 percent, from €2.2 billion for the year ended December 31, 2012. The total increase of €0.1 billion was primarily attributable to the launch of the production and sale of engines to Maserati for use in their new vehicles in 2013.

EBIT

2014 compared to 2013

Ferrari EBIT for the year ended December 31, 2014, was €389 million, an increase of €25 million, or 6.9 percent from €364 million for the year ended December 31, 2013. For 2014 EBIT includes an unusual charge of €15 million in compensation cost related to the resignation of the former chairman. Increase in EBIT was attributable to higher volumes and improved sales mix largely driven by the contribution of the LaFerrari model.

2013 compared to 2012

Ferrari EBIT for 2013 was €364 million, an increase of €29 million, or 8.7 percent, from €335 million for 2012, attributable to favorable vehicle mix and an increase in the contribution from licensing activities and revenues from the personalization of vehicles.

Maserati

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	2,767	100.0%	1,659	100.0%	755	100.0%	1,108	66.8%	904	119.7%
EBIT	275	9.9%	106	6.4%	57	7.5%	169	159.4%	49	86.0%
Shipments	36	n.m.	15	n.m.	6	n.m.	21	140.0%	9	150.0%

2014 FCA Annual Report

Net revenues

2014 compared to 2013

Maserati net revenues were €2.8 billion, an increase of €1.1 billion, or 66.8 percent from €1.7 billion for the year ended December 31, 2013, primarily driven by an increase in vehicle shipments from 15 thousand units for the year ended December 31, 2013, to 36 thousand units for the year ended December 31, 2014.

2013 compared to 2012

Maserati net revenues for 2013 were €1.7 billion, an increase of €0.9 billion, from €0.8 billion for 2012. The increase of €0.9 billion was largely attributable to the increase in vehicle shipments driven primarily by the 2013 launches of the new Quattroporte model in March and the new Ghibli in October.

EBIT

2014 compared to 2013

Maserati EBIT for the year ended December 31, 2014 was €275 million, an increase of €169 million, or 159.4 percent, from €106 million for the year ended December 31, 2013. The increase was primarily driven by the growth in shipments, as previously discussed. In 2013, EBIT included €65 million in unusual charges related to the write-down of previously capitalized development costs following the decision to switch a future model to a more technically advanced platform.

2013 compared to 2012

Maserati EBIT for 2013 was €106 million, an increase of €49 million, or 86.0 percent, from €57 million for 2012, attributable to the combined effect of strong volume growth driven by the previously described 2013 product launches, which was partially offset by an increase in other unusual expenses of €65 million related to the write-down of capitalized development costs related to a new model, which will be developed on a more technically advanced platform considered more appropriate for the Maserati brand.

2014 FCA Annual Report

Components

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Magneti Marelli
Net revenues	6,500		5,988		5,828		512	8.6%	160	2.7%
EBIT	204		169		131		35	20.7%	38	29.0%
Teksid
Net revenues	639		688		780		(49)	(7.1)%	(92)	(11.8)%
EBIT	(4)		(70)		4		66	(94.3)%	(74)	n.m.
Comau
Net revenues	1,550		1,463		1,482		87	5.9%	(19)	(1.3)%
EBIT	60		47		30		13	27.7%	17	56.7%
Intrasegment eliminations
Net revenues	(70)		(59)		(60)		(11)	18.6%	1	(1.7)%
Components
Net revenues	8,619	100.0%	8,080	100.0%	8,030	100.0%	539	6.7%	50	0.6%
EBIT	260	3.0%	146	1.8%	165	2.1%	114	78.1%	(19)	(11.5)%

Net revenues

2014 compared to 2013

Components net revenues for the year ended December 31, 2014, revenues were €8.6 billion, an increase of €0.5 billion, or 6.7 percent (9.3 percent on a constant currency basis), from €8.1 billion for the year ended December 31, 2013.

Magneti Marelli

Magneti Marelli net revenues for the year ended December 31, 2014, were €6.5 billion, an increase of €0.5 billion, or 8.6 percent, from €6.0 billion for the year ended December 31, 2013 primarily reflecting positive performance in North America, China and Europe, partially offset by performance in Brazil, which was impacted by the weakening of the Brazilian Real against the Euro.

Teksid

Teksid net revenues for the year ended December 31, 2014 were €639 million, a decrease of €49 million, or 7.1 percent, from €688 million for the year ended December 31, 2013, primarily attributable to a 4.0 percent decrease in cast iron business volumes, which were partially offset by a 24.0 percent increase in aluminum business volumes.

Comau

Comau net revenues for the year ended December 31, 2014 were €1.6 billion, an increase of €0.1 billion, or 5.9 percent, from €1.5 billion for the year ended December 31, 2013, mainly attributable to the body welding business.

2014 FCA Annual Report

2013 compared to 2012

Components net revenues for the year ended December 31, 2013 were €8.1 billion, an increase of €0.1 billion, or 0.6 percent (4.4 percent on a constant currency basis), from €8.0 billion for the year ended December 2012.

Magneti Marelli

Magneti Marelli net revenues for 2013 were €6.0 billion, an increase of €0.2 billion, or 2.7 percent, from €5.8 billion for 2012, primarily driven by the performance of the automotive lighting and to a lesser extent, the electronics business units. See Overview—Components Segment—Magneti Marelli for a description of the Magneti Marelli business lines. In particular, the automotive lighting net revenues increased by 11.6 percent driven by large orders from Asian and North American OEM clients, and the effect of the full-year contribution of lighting solutions launched in the second half of 2012, while electronics net revenues increased by 7.0 percent, driven by the trend of increasingly technologically advanced vehicle components.

Teksid

Teksid net revenues for the year ended December 31, 2013 were €0.7 billion, a decrease of €0.1 billion, or 11.8 percent, from €0.8 billion for 2012, attributable to a €0.1 billion decrease in net revenues from the cast iron business, attributable to a decrease in iron prices and a decrease in cast iron volumes sold.

Comau

Comau net revenues for both years ended December 31, 2013 and December 31, 2012 were €1.5 billion, attributable to the combined effects of (i) an increase in body welding revenues supported by large orders from European and North American customers, which was offset by (ii) decreased powertrain revenues. See Overview—Components Segment—Comau for a description of the Comau business lines.

EBIT

2014 compared to 2013

Components EBIT for the year ended December 31, 2014 was €260 million, an increase of €114 million, or 78.1 percent, from €146 million for the year ended December 31, 2013.

Magneti Marelli

Magneti Marelli EBIT for the year ended December 31, 2014 EBIT was €204 million, an increase of €35 million, 20.7 percent, from €169 million for the year ended December 31, 2013. EBIT includes unusual charges of €20 million for 2014 (unusual income of €1 million for 2013). Excluding these unusual charges, EBIT increased by €56 million, mainly reflecting higher volumes and the benefit of cost containment actions and efficiencies.

Teksid

Teksid EBIT loss for the year ended December 31, 2014 was €4 million, a decrease of €66 million, from an EBIT loss of €70 million for the year ended December 31, 2013. In 2013, EBIT included unusual charges of €60 million, mainly related to impairment of assets in the Cast Iron business unit.

2014 FCA Annual Report

Comau

Comau EBIT for the year ended December 31, 2014 was €60 million, an increase of €13 million, or 27.7 percent, from €47 million for the year ended December 31, 2013, primarily due to volume in body welding operations and an improved mix.

2013 compared to 2012

Components EBIT for the year ended December 31, 2013 was €146 million, a decrease of €19 million, or 11.5 percent (6.7 percent on a constant currency basis), from €165 million for the year ended December 31, 2012.

Magneti Marelli

Magneti Marelli EBIT for the year ended December 31, 2013 was €169 million, an increase of €38 million, or 29.0 percent, from €131 million for the year ended December 31, 2012, attributable to the previously described increase in net revenues, which was partially offset by higher costs incurred in relation to product launches in North America, and the impact of unusual charges recognized in 2012.

Teksid

Teksid EBIT for the year ended December 31, 2013 was a loss of €70 million, compared to a gain of €4 million for the year ended December 31, 2012, attributable to the combined effects of volume decreases from the cast iron business, and €60 million other unusual expenses, related to asset impairments of the cast iron business.

Comau

Comau EBIT for the year ended December 31, 2013 was €47 million, an increase of €17 million, or 56.7 percent, from €30 million for the year ended December 31, 2012, primarily attributable to the body welding operations.

Liquidity and Capital Resources

Liquidity Overview

We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products; (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2015 are expected to be approximately between €8.5 and €9.0 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.

Our business and results of operations depend on our ability to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs, and therefore, changes in our vehicle sales volume can have a significant effect on profitability and liquidity. We generally receive payment for sales of vehicles to dealers and distributors, shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle sales, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle sales decline, there

2014 FCA Annual Report

is generally a corresponding negative impact on our cash flow and liquidity. Thus, delays in shipments of vehicles, including delays in shipments in order to address quality issues, tend to negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for export sales of vehicles, fleet sales and part sales tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in certain countries, in order to anticipate collections and transfer relevant risks to the factor, a change in volumes of such sales may cause fluctuations in our working capital. The increased internationalization of our product portfolio may also affect our working capital requirements as there may be an increased requirement to ship vehicles to countries different from where they are produced. Finally, working capital can be affected by the trend and seasonality of sales under vehicle buy-back programs.

Management believes that the funds currently available, in addition to those funds that will be generated from operating and financing activities, will enable the Group to meet its obligations and fund its businesses including funding planned investments, working capital needs and fulfilling its obligations to repay its debts in the ordinary course of business.

Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.

The operating cash management, main funding operations and liquidity investment of the Group, excluding FCA US, are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of the Group’s funds. The companies raise capital in the financial markets through various funding sources. See Overview—Industry Overview—Financial Services.

FCA US continues to manage its liquidity independently from the rest of the Group. Intercompany financing from FCA US to other Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms or be approved by a majority of the “disinterested” members of the Board of Directors of FCA US. In addition, certain of FCA US’s financing agreements place restrictions on the distributions which it is permitted to make. In particular, dividend distributions, other than certain exceptions including certain permitted distributions and distributions with respect to taxes, are generally limited to an amount not to exceed 50.0 percent of cumulative consolidated net income (as defined in the agreements) from January 1, 2012.

FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, certain bonds issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US, in particular there are cross-default clauses which may accelerate repayments in the event that FCA US fails to pay certain of its debt obligations.

At December 31, 2014 the treasury companies of the Group, excluding FCA US and its subsidiaries, had access to approximately €3.3 billion of medium/long term committed credit lines expiring beyond 12 months (€3.2 billion at December 31, 2013), of which €2.1 billion relate to the three year syndicated revolving credit line due in July 2016 which was undrawn at December 31, 2014 and December 31, 2013.

Additionally, the operating entities of the Group, excluding FCA US and its subsidiaries, have access to dedicated credit facilities in order to fund investments and working capital requirements. In particular the Brazilian companies have committed credit lines available, mainly in relation to the set-up of our new plant in the State of Pernambuco, Brazil, with residual maturities after twelve months, to fund scheduled investments, of which approximately €0.9 billion was undrawn at December 31, 2014 (approximately €1.8 billion was undrawn at December 31, 2013).

FCA US has access to a revolving credit facility of U.S. $1.3 billion (€1.1 billion), maturing in May 2016, or the Revolving Credit Facility, which was also undrawn at December 31, 2014 and December 31, 2013. See —Total Available Liquidity below.

2014 FCA Annual Report

The following pages discuss in more detail the principal covenants relating to the Group’s revolving credit facilities and certain other financing agreements. At December 31, 2014 and at December 31, 2013, the Group was in compliance with all covenants under its financing agreements.

Long-term liquidity requirements may involve some level of debt refinancing as outstanding debt becomes due or we are required to make amortization or other principal payments. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of our principal competitors.

However, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in the Risk Factors section.

Total Available Liquidity

At December 31, 2014, our total available liquidity was €26.2 billion (€22.7 billion at December 31, 2013), including €3.2 billion available under undrawn committed credit lines, primarily related to the €2.1 billion three year syndicated revolving credit line and the U.S.$1.3 billion (approximately €1.1 billion) Revolving Credit Facility of FCA US. The terms of the Revolving Credit Facility require FCA US to maintain a minimum liquidity of U.S.$3.0 billion (€2.5 billion), which include any undrawn amounts under the Revolving Credit Facility. Total available liquidity includes cash and cash equivalents and current securities. Total available liquidity is subject to intra-month, foreign exchange and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates.

The following table summarizes our total available liquidity:

	As of December 31,
(€ million)	2014	2013	2012
Cash, cash equivalent and current securities (1)	23,050	19,702	17,922
Undrawn committed credit lines (2)	3,171	3,043	2,935

Total available liquidity (3)	26,221	22,745	20,857

(1)	Current securities comprise short term or marketable securities which represent temporary investments but which do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2)	Excludes the undrawn €0.9 billion medium/long-term dedicated credit lines available to fund scheduled investments as of December 31, 2014 (€1.8 billion was undrawn as of December 31, 2013 and €1.3 billion was undrawn as of December 31, 2012).
(3)	The majority of our liquidity is available to our treasury operations in Europe, U.S. (subject to the previously discussed restrictions on FCA US distributions) and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €23.0 billion of cash, cash equivalents and current securities available at December 31, 2014 (€19.7 billion at December 31, 2013, €17.9 billion at December 31, 2012), €10.6 billion, or 46.0 percent were denominated in U.S. Dollar (€8.3 billion, or 42.1 percent, at December 31, 2013) and €6.2 billion, or 27.0 percent, were denominated in Euro (€6.1 billion, or 31.0 percent, at December 31, 2013). Liquidity available in Brazil and denominated in Brazilian Reals accounted for €1.6 billion or 7.0 percent at December 31, 2014 (€1.5 billion, or 7.6 percent, at December 31, 2013), with the remainder being distributed in various countries and denominated in the relevant local currencies.

2014 FCA Annual Report

The increase in total available liquidity from December 31, 2013 to December 31, 2014 primarily reflects a €3,385 million increase in cash and cash equivalents. Refer to Cash Flows, below for additional information regarding change in cash and cash equivalents.

Acquisition of the Remaining Equity Interest in FCA US

On January 1, 2014 we announced an agreement with the VEBA Trust, under which our wholly owned subsidiary, FCA North America Holdings LLC (“FCA NA”, formerly known as Fiat North America LLC), would acquire the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust for total consideration of U.S.$3,650 million (equivalent to €2,691 million). The transaction closed on January 21, 2014. The consideration for the acquisition consisted of:

•	a special distribution paid by FCA US to its members on January 21, 2014 of U.S.$1,900 million (equivalent to €1,404 million) wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration which served to fund a portion of the transaction; and

•	a cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (equivalent to €1.3 billion) on January 21, 2014.

The distribution from FCA US was funded from FCA US’s available cash on hand. The payment by FCA NA was funded by Fiat’s available cash on hand.

FCA US New Debt Issuances and Prepayment of VEBA Trust Note

In February 2014, FCA US prepaid all amounts outstanding including accrued and unpaid interest of approximately U.S.$5.0 billion (€3.6 billion) related to its financial liability to the VEBA Trust, or the VEBA Trust Note. Such prepayment was financed by FCA US as follows:

•	proceeds from new senior credit facilities – a U.S.$250 million (€181 million) incremental term loan under FCA US’s existing tranche B term loan facility that matures on May 24, 2017 and a new U.S.$1,750 million (€1.3 billion) term loan, issued under a new term loan credit facility, that matures on December 31, 2018;

•	proceeds from secured senior notes due 2019 – issuance of U.S.$1,375 million (€1.0 billion) aggregate principal amount of 8.0 percent secured senior notes due June 15, 2019, at an issue price of 108.25 percent of the aggregate principal amount, which were incremental to the secured senior notes due 2019 that were issued in May 2011, (together, the 2019 Notes); and

•	proceeds from secured senior notes due 2021 – issuance of U.S.$1,380 million (€1.0 billion) aggregate principal amount of 8.25 percent secured senior notes due June 15, 2021 at an issue price of 110.5 percent of the aggregate principal amount, which were incremental to the secured senior notes due 2021 that were issued in May 2011, (together, the 2021 Notes).

The 2019 Notes and the 2021 Notes are collectively referred to as the Secured Senior Notes.

2014 FCA Annual Report

Cash Flows

Year Ended December 31, 2014 compared to Years Ended December 31, 2013 and 2012

The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2014, 2013 and 2012. For a complete discussion of our cash flows, see our Consolidated statement of cash flows included in our Consolidated financial statements included elsewhere in this report.

(€ million)	2014	2013	2012
Cash and cash equivalents at beginning of the period	19,455	17,666	17,526
Cash flows from operating activities during the year	8,169	7,618	6,492
Cash flows used in investing activities	(8,140)	(8,054)	(7,542)
Cash flows from financing activities	2,137	3,136	1,610
Translation exchange differences	1,219	(911)	(420)

Total change in cash and cash equivalents	3,385	1,789	140

Cash and cash equivalents at end of the period	22,840	19,455	17,666

Operating Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, our net cash from operating activities was €8,169 million and was primarily the result of:

(i)	net profit of €632 million adjusted to add back (a) €4,897 million for depreciation and amortization expense and (b) other non-cash items of €352 million, which primarily include (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU Agreement entered into by the UAW and FCA US on January 21, 2014 (ii) €98 million re-measurement charge recognized as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (reported, for the effect on cash and cash equivalents, in the “Translation exchange differences”) which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the acquisition of the remaining 41.5 percent interest in FCA US not previously owned;

(ii)	a net increase of €1,239 million in provisions, mainly related to a €1,023 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA and a €216 million increase in employees benefits mainly related to U.S. and Canada pension plan as lower discount rates impact was not fully offset by higher return on assets;

(iii)	positive impact of change in working capital of €965 million primarily driven by (a) €1,495 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles (b) €123 million decrease in trade receivables in addition to (b) €21 million increase in net other current assets and liabilities, which were partially offset by (d) €674 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati.

(iv)	€87 million dividends received from jointly-controlled entities.

2014 FCA Annual Report

The translation exchange differences in the period were positive for €1,219 million and mainly reflect the increase in Euro translated value of U.S. Dollar denominated cash and cash equivalent balances, due to the appreciation of the U.S. Dollar, as compared to December 31, 2013.

Operating Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, our net cash from operating activities was €7,618 million and was primarily the result of:

(i)	net profit of €1,951 million adjusted to add back (a) €4,635 million for depreciation and amortization expense and (b) other non-cash items of €535 million, which primarily include €336 million of impairment losses on tangible and intangible assets, €59 million loss related to the devaluation of the official exchange rate of the VEF per U.S. Dollar, €56 million write-off of the book value of the equity recapture rights resulting from the acquisition of the remaining 41.5 interest in FCA US that was not previously owned, €105 million of write-down in financial assets from the lending portfolio of our financial services activities, partially offset by €74 million of the share of profit or loss of equity method investees;

(ii)	positive impact of change in working capital of €1,410 million primarily driven by (a) €1,328 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for our vehicles, and increased production of Maserati, (b) €817 million in net other current assets and liabilities, mainly related to increases in accrued expenses and deferred income as well as indirect taxes payables, (c) €213 million decrease in trade receivables, principally due to the contraction of sales volumes in EMEA and LATAM which were partially offset by (d) €948 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2013 compared to December 31, 2012, in part driven by higher production levels in late 2013 to meet anticipated consumer demand in NAFTA, APAC and Maserati segment;

(iii)	a net increase of €457 million in provisions, mainly related to accrued sales incentives due to increased dealer stock levels at December 31, 2013 compared to December 31, 2012 to support increased sales volumes; which were partially offset by a net reduction in the post-retirement benefit reserve; and

(iv)	€92 million dividends received from jointly-controlled entities.

These positive contributions were partially offset by:

(i)	€1,578 million non-cash impact of deferred taxes mainly arising from the recognition of previously unrecognized deferred tax assets relating to FCA US.

Operating Activities — Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash from operating activities was €6,492 million and was primarily the result of:

(i)	net profit of €896 million, adjusted to add back (a) €4,201 million for depreciation and amortization expense, (b) other non-cash items of €582 million, which primarily include €515 million following the retrospective application of the IAS 19—Employee Benefits revised from January 1, 2013, €106 million of impairment losses on tangible and intangible assets and €50 million of write-down in financial assets from the lending portfolio of our financial services activities, partially offset by €74 million of the share of profit or loss of equity method investees, and €31 million related to the non-cash gain on fair value measurement of equity swaps on Fiat and CNHI ordinary shares and (c) net losses of €105 million on disposal of property, plant and equipment and intangible assets, and investments primarily related to the termination of the joint venture Sevelnord Societè Anonyme for €91 million;

2014 FCA Annual Report

(ii)	change in net working capital of €689 million primarily driven by (a) €506 million increase in trade payables, mainly related to increased production in response to increased consumer demand of our vehicles especially in NAFTA and APAC, partially offset by reduced production and sales levels in EMEA, (b) €961 million in other current assets and liabilities, primarily due to increases in accrued expenses, deferred income and taxes which were partially offset by (c) €572 million increase in inventory (net of vehicles sold under buy-back commitments), primarily due to increased finished vehicle and work in process levels at December 31, 2012 versus December 31, 2011, driven by an increase in our vehicle inventory levels in order to support consumer demand in NAFTA and APAC and (d) €206 million increase in trade receivables, primarily due to an increase in receivables from third party international dealers and distributors due to increased sales at the end of 2012 as compared to 2011 due to consumer demand;

(iii)	a net increase of €63 million in provisions, mainly related to accrued sales incentives due to increased dealer stock levels at December 31, 2012 compared to December 31, 2011 to support increased sales volumes which were partially offset by a net reduction in the post-retirement benefit reserve; and

(iv)	€89 million dividends received from jointly-controlled entities.

Investing Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, net cash used in investing activities was €8,140 million and was primarily the result of:

(i)	€8,121 million of capital expenditures, including €2,267 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the ongoing construction of the new plant at Pernambuco, Brazil, and

(ii)	€137 million of a net increase in receivables from financing activities, of which €104 million related to the increased lending portfolio of the financial services activities of the Group and €31 million related to increased financial receivables due from jointly controlled financial services companies.

Investing Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, our net cash used in investing activities was €8,054 million, and was primarily the result of:

(i)	€7,492 million of capital expenditures, including €2,042 million of capitalized development costs, to support our investments in existing and future products. The capitalized development costs primarily include materials costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA. The remaining capital expenditure primarily relates to the car mass-market operations in NAFTA and EMEA and the ongoing construction of the new LATAM plant at Pernambuco, Brazil;

(ii)	€166 million related to equity investments, which principally includes €94 million of additional investment in RCS MediaGroup S.p.A., €37 million of capital injection into the 50.0 percent joint venture related to GAC Fiat Chrysler Automobiles Co.Ltd (previously known as GAC Fiat Automobiles Co. Ltd.); and

2014 FCA Annual Report

(iii)	€459 million of net increase in receivables from financing activities, primarily due to the increased lending portfolio of the financial services activities of the Group.

These cash outflows were partially offset by:

(i)	€59 million proceeds from the sale of tangible and intangible assets.

Investing Activities — Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash used in investing activities was €7,542 million, and was primarily the result of:

(i)	€7,564 million of capital expenditures, including €2,138 million of capitalized development costs, to support our investments in existing and future products;

partially offset by:

(ii)	€118 million proceeds from the sale of tangible assets.

Financing Activities —Year Ended December 31, 2014

For the year ended December 31, 2014, net cash from financing activities was €2,137 million and was primarily the result of:

(i)	net proceeds from the mandatory convertible securities issuance due 2016 of €2,245 million and the net proceeds from the offering of 100 million common shares of €849 million;

(ii)	proceeds from bond issuances for a total amount of €4,629 million which includes (a) approximately €2,556 million of notes issued as part of the Global Medium Term Notes Program (“GMTN Program”) and (b) €2,073 million (for a total face value of U.S.$2,755 million) of Secured Senior Notes issued by FCA US used to repay the VEBA Trust Note;

(iii)	proceeds from new medium-term borrowings for a total of €4,876 million, which include (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility and (b) the new U.S.$1,750 million (€1.3 billion) tranche B term loan, issued under a new term loan credit facility entered into by FCA US to facilitate the prepayment of the VEBA Trust Note, and new medium term borrowing in Brazil; and

(iv)	a positive net contribution of €548 million from the net change in other financial payables and other financial assets/liabilities.

These positive items, were partially offset by:

(i)

the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation. In particular the consideration for the acquisition consisted of a special distribution paid by FCA US to its members on January 21, 2014 of U.S.$1,900 million (€1,404 million) (FCA NA’s portion of the special distribution was assigned to the VEBA Trust as part of the purchase consideration) which served to fund a portion of the transaction; and a cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1.3 billion). The special distribution by FCA US and the cash payment by FCA NA for an aggregate amount of €2,691 million

2014 FCA Annual Report

is classified as acquisition of non-controlling interest while the tax distribution (€45 million) is classified separately in the Statement of cash flows in the Consolidated financial statements included elsewhere in this report,

(ii)	payment of medium-term borrowings for a total of €5,838 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil;

(iii)	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million;

(iv)	the net cash disbursement of €417 million for the exercise of cash exit rights in connection with the Merger.

Financing Activities —Year Ended December 31, 2013

For the year ended December 31, 2013, net cash from financing activities was €3,136 million and was primarily the result of:

(i)	proceeds from bond issuances for a total amount of €2,866 million, relating to notes issued as part of the GMTN Program

(ii)	the repayment on maturity of notes issued under the GMTN Program in 2006, for a total principal amount of €1 billion;

(iii)	proceeds from new medium-term borrowings for a total of €3,188 million, which mainly include (a) new borrowings by the Brazilian companies for €1,686 million, primarily in relation to investments in the country (b) €400 million loan granted by the European Investment Bank in order to fund our investments and research and development costs in Europe and (c) €595 million (U.S.$790 million) related to the amendments and re-pricings in 2013 of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 and the revolving credit facility that matures in May 2016. In particular, pursuant to such amendments and re-pricings in 2013, an amount of U.S.$790 million of the outstanding principal balance of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 was repaid. However, new and continuing lenders acquired the portion of such loan, therefore the principal balance outstanding did not change. Refer to —FCA US Senior Credit Facilities, below, for additional information regarding this transaction;

(iv)	repayment of medium-term borrowings on their maturity for a total of €2,558 million, including the €595 million (U.S.$790 million) relating to the amendments and re-pricings of the Senior Credit Facilities described above; and

(v)	a positive net contribution of €677 million from the net change in other financial payables and other financial assets/liabilities.

Financing Activities —Year Ended December 31, 2012

For the year ended December 31, 2012, net cash from financing activities was €1,610 million and was primarily the result of:

(i)	proceeds from bond issuances for a total amount of €2,535 million, relating to notes issued as part of the GMTN Program;

2014 FCA Annual Report

(ii)	the repayment on maturity of notes issued as part of the GMTN Program in 2009, for a total principal amount of €1,450 million;

(iii)	proceeds from new medium-term borrowings for a total of €1,925 million, which include new borrowings by the Brazilian companies for €1,236 million, mainly in relation to investments and operations in the country;

(iv)	repayment of medium-term borrowings on their maturity for a total of €1,535 million;

(v)	a positive net contribution of €171 million from the net change in other financial payables and other financial assets/liabilities; and

(vi)	dividends paid to shareholders and minorities for a total €58 million.

Net Industrial Debt

Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.

The following table details our Net Debt for industrial activities and financial services at December 31, 2014 and December 31, 2013.

All FCA US activities are included under industrial activities. Since FCA US’s treasury activities (including funding and cash management) are managed separately from the rest of the Group we also provide the analysis of Net Industrial Debt split between FCA excluding FCA US, and FCA US.

	December 31, 2014						December 31, 2013
	Industrial Activities			Financial Services	Consolidated		Industrial Activities		Financial Services	Consolidated
(€ million)	Total	FCA ex FCA -US	FCA US			Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(31,381)	(21,011)	(10,370)	(1,980)	(33,361)	(27,624)	(18,325)	(9,299)	(2,031)	(29,655)
Capital Market (1)	(17,378)	(12,473)	(4,905)	(351)	(17,729)	(13,981)	(11,661)	(2,320)	(239)	(14,220)
Bank Debt	(11,904)	(7,484)	(4,420)	(1,216)	(13,120)	(7,635)	(5,095)	(2,540)	(1,297)	(8,932)
Other Debt (2)	(2,099)	(1,054)	(1,045)	(413)	(2,512)	(6,008)	(1,569)	(4,439)	(495)	(6,503)
Accrued Interest and Other Adjustments (4)	(362)	(200)	(162)	(1)	(363)	(626)	(467)	(159)	(2)	(628)

Debt with third Parties	(31,743)	(21,211)	(10,532)	(1,981)	(33,724)	(28,250)	(18,792)	(9,458)	(2,033)	(30,283)
Intercompany Financial Receivables/Payables (net) (4)	1,453	1,515	(62)	(1,453)	—	1,336	1,415	(79)	(1,336)	—
Current financial receivables from jointly-controlled financial services companies (5)	58	58	—	—	58	27	27	—	—	27

Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(30,232)	(19,638)	(10,594)	(3,434)	(33,666)	(26,887)	(17,350)	(9,537)	(3,369)	(30,256)
Other financial assets/(liabilities) (net) (6)	(229)	(251)	22	(4)	(233)	399	323	76	(3)	396
Current securities	180	180	—	30	210	219	219	—	28	247
Cash and cash equivalents	22,627	10,653	11,974	213	22,840	19,255	9,579	9,676	200	19,455

Net Debt	(7,654)	(9,056)	1,402	(3,195)	(10,849)	(7,014)	(7,229)	215	(3,144)	(10,158)

2014 FCA Annual Report

(1)	Includes bonds (€16,980 million at December 31, 2014 and €13,966 million at December 31, 2013) and other securities issued in financial markets (€749 million, which includes the coupon related to mandatory convertible securities issuance, at December 31, 2014 and €254 million at December 31, 2013 mainly from LATAM financial services companies.
(2)	Includes The VEBA Trust Note (€3,419 million at December 31, 2013), Canadian HCT notes (€620 million at December 31, 2014 and €664 million at December 31, 2013), asset backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS (€469 million at December 31, 2014 and €756 million at December 31, 2013), arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables. All amounts outstanding under the VEBA Trust Note were prepaid on February 7, 2014.
(3)	Includes adjustments for fair value accounting on debt (€67 million at December 31, 2014 and €78 million at December 31, 2013) and (accrued)/deferred interest and other amortizing cost adjustments (€296 million at December 31, 2014 and €550 million net at December 31, 2013).
(4)	Net amount between Industrial Activities financial receivables due from Financial Services (€1,595 million at December 31, 2014 and €1,465 million at December 31, 2013 and Industrial Activities financial payables due to Financial Services (€142 million at December 31, 2014 and €129 million at December 31, 2013).
(5)	Financial receivables from FCA Bank (previously known as FGA Capital S.p.A, or FGAC.
(6)	Fair value of derivative financial instruments (net negative €271 million at December 31, 2014 and net positive €376 million at December 31, 2013) and collateral deposits (€38 million at December 31, 2014 and €20 million at December 31, 2013).

Change in Net Industrial Debt

The following section sets forth an explanation of the changes in our Net Industrial Debt for the historical periods.

2014

In 2014 Net Industrial Debt increased by €640 million, from €7,014 million at December 31, 2013 to €7,654 million at December 31, 2014. The movements in Net Industrial Debt were primarily driven by:

•	payments for the acquisition of the remaining 41.5 percent interest in FCA US previously not owned, inclusive of approximately 10 percent of previously exercised options subject to ongoing litigation, of €2,691 million (U.S.$3,650 million);

•	investments in industrial activities of €8,119 million representing investments in property, plant and equipment and intangible assets;

The increases noted above were partially offset by the reductions in Net Industrial Debt primarily driven by:

•	contribution of the mandatory convertible securities issuance due 2016 of €1,910 million (net proceeds of €2,245 million net of the liability component of €335 million) and the net proceeds from the offering of 100 million common shares of €849 million, net of the exercise of cash exit rights in connection with the Merger for a net aggregate cash disbursement of €417 million;

•	cash flow from industrial operating activities of €8,017 million which represents the consolidated cash flow from operating activities of €8,169 million net of the cash flows from operating activities attributable to financial services of €152 million. For an explanation of the drivers in consolidated cash flows from operating activities see the —Cash Flows section above.

2013

In 2013 Net Industrial Debt increased by €64 million, from €6,950 million at December 31, 2012 to €7,014 million at December 31, 2013. The movements in Net Industrial Debt were primarily driven by:

•

Cash flow from industrial operating activities of €7,534 million which represents the consolidated cash flow from operating activities of €7,618 million net of the cash flows from operating activities attributable to

2014 FCA Annual Report

financial services of €84 million. For an explanation of the drivers in consolidated cash flows from operating activities see —Operating Activities —Year Ended December 31, 2013 above;

•	Investments in industrial activities property, plant and equipment of €7,486 million, representing the majority of the Group’s investments in property, plant and equipment of €7,492 million; and

•	Additional investments in RCS MediaGroup S.p.A. for an amount of €94 million.

2012

In 2012 Net Industrial Debt increased by €1,090 million, from €5,860 million at January 1, 2012 to €6,950 million at December 31, 2012. The movements in Net Industrial Debt were primarily driven by:

•	Cash flow from industrial operating activities of €6,390 million which represents the consolidated cash flow from operating activities of €6,492 million net of the cash flows from operating activities attributable to financial services of €102 million. For an explanation of the drivers in consolidated cash flows from operating activities see —Operating Activities —Year Ended December 31, 2012;

•	Investments in industrial activities property, plant and equipment of €7,560 million, representing almost all of the Group’s investments in property, plant and equipment of €7,564 million; and

•	Proceeds from disposals of property, plant and equipment of €127 million representing almost all of the consolidated total of €130 million.

Capital Market

At December 31, 2014 and December 31, 2013 capital market debt mainly relates to notes issued under the GMTN Program by the Group, excluding FCA US, and the Secured Senior Notes of FCA US. In addition we had €749 million (which included the coupon related to issuance of the mandatory convertible securities described in more detail in Note 23 to the Consolidated financial statements included elsewhere in this report) and €254 million short and medium-term marketable financial instruments issued by various subsidiaries, principally in LATAM at December 31, 2014 and December 31, 2013, respectively.

2014 FCA Annual Report

The following table sets forth our outstanding bonds at December 31, 2014 and 2013

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	December 31, 2014	December 31, 2013
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A.	EUR	900	6.125%	July 8, 2014	—	900
Fiat Chrysler Finance Europe S.A.	EUR	1,250	7.625%	September 15, 2014	—	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,500	6.875%	February 13, 2015	1,500	1,500
Fiat Chrysler Finance Europe S.A.	CHF	425	5.000%	September 7, 2015	353	346
Fiat Chrysler Finance Europe S.A.	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	400	5.250%	November 23, 2016	333	326
Fiat Chrysler Finance Europe S.A.	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc.	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	450	4.000%	November 22, 2017	374	367
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.	CHF	250	3.125%	September 30, 2019	208	—
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,000	4.750%	March 22, 2021	1,000	—
Fiat Chrysler Finance Europe S.A.	EUR	1,350	4.750%	July 15, 2022	1,350	—
Others	EUR	7			7	7

Total Global Medium Term Notes					12,075	11,646

Other bonds:
FCA US (Secured Senior Notes)	U.S.$	2,875	8.000%	June 15, 2019	2,368	1,088
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250%	June 15, 2021	2,537	1,232

Total other bonds					4,905	2,320

Hedging effect and amortized cost valuation					668	500

Total bonds					17,648	14,466

Notes Issued Under The GMTN Program

All bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the GMTN Program. A maximum of €20 billion may be used under this program, of which notes of approximately €12.1 billion have been issued and are outstanding to December 31, 2014 (€11.6 billion at December 31, 2013). The GMTN Program is guaranteed by FCA. We may from time to time buy back bonds in the market that have been issued by the Group. Such buybacks, if made, depend upon market conditions, our financial situation and other factors which could affect such decisions.

The bonds issued by Fiat Chrysler Finance Europe S.A. (formerly known as Fiat Finance and Trade Ltd S.A.) and by Fiat Chrysler Finance North America Inc. (formerly known as Fiat Finance North America Inc.) impose covenants on the

2014 FCA Annual Report

issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other bonds or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding bonds; (ii) pari passu clauses, under which the bonds rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the bonds under certain events of default on other financial instruments issued by the Group’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. In addition, the agreements for the bonds guaranteed by FCA contain clauses which could require early repayment if there is a change of the controlling shareholder of FCA leading to a resulting a ratings downgrade by ratings agencies.

FCA US Secured Senior Notes

FCA US may redeem, at any time, all or any portion of the Secured Senior Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the Secured Senior Notes to be redeemed.

•	Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make–whole” premium calculated under the indenture governing these notes. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the 2019 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.0 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102.0 percent for the twelve months beginning June 15, 2016 and to par on and after June 15, 2017.

•	Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make–whole” premium calculated under the indenture governing these notes. On and after June 15, 2016, the 2021 Notes are redeemable at redemption prices specified in the 2021 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.750 percent for the twelve months beginning June 15, 2017, to 101.375 percent for the twelve months beginning June 15, 2018 and to par on and after June 15, 2019.

The indenture governing the Secured Senior Notes issued by FCA US includes affirmative covenants, including the reporting of financial results and other developments. The indenture also includes negative covenants which limit FCA US’s ability and, in certain instances, the ability of certain of its subsidiaries to, (i) pay dividends or make distributions of FCA US’s capital stock or repurchase FCA US’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets. The indenture provides for customary events of default, including but not limited to, (i) non-payment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25.0 percent in aggregate of the principal amount of the Secured Senior Notes outstanding under one of the series may declare all of the notes of that series to be due and payable immediately, together with accrued interest, if any. As of December 31, 2014, FCA US was in compliance with all covenants.

The Secured Senior Notes are secured by security interests junior to the Senior Credit Facilities (as defined below) in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.

2014 FCA Annual Report

Bank Debt

Bank debt principally comprises amounts due under (i) the senior credit facilities of FCA US (€4.0 billion at December 31, 2014 and €2.1 billion at December 31, 2013), (ii) financial liabilities of the Brazilian operating entity (€4.7 billion at December 31, 2014 and €2.9 billion at December 31, 2013) relating to a number of financing arrangements, also with certain Brazilian development banks, primarily used to support capital expenditure, including in our new plant in the State of Pernambuco as well as to fund the financial services business in that country, (iii) loans provided by the European Investment Bank (€1.0 billion at December 31, 2014 and €1.1 billion at December 31, 2013) to fund our investments and research and development costs, (iv) amounts drawn down by FCA excluding FCA US treasury companies under short and medium term credit facilities (€1.4 billion at December 31, 2014 and €1.1 billion at December 31, 2013) and (v) amounts outstanding relating to financing arrangements of Chrysler de Mexico with certain Mexican development banks, amounting to €0.4 billion at December 31, 2014 and 2013.

The main terms and conditions of the principal bank facilities are described as follows.

FCA US Senior Credit Facilities

The Tranche B Term Loan due 2017 of FCA consists of the existing U.S.$3.0 billion tranche B term loan (€2,471 million) that matures on May 24, 2017, or the Original Tranche B Term Loan, and an additional U.S.$250 million (€206 million at December 31, 2014) term loan entered into on February 7, 2014 under the Original Tranche B Term Loan that also matures on May 24, 2017, collectively the Tranche B Term Loan due 2017. The Original Tranche B Term Loan was re-priced in June and in December 2013 and subsequently, all amounts outstanding under Tranche B Term Loan due 2017 will bear interest at FCA’s option at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the year ended December 31, 2014, interest was accrued based on LIBOR. The outstanding principle amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S.$8.1 million (€6.7 million) commencing on March 2014, with the remaining balance due at maturity in May 2017. The Tranche B Term Loan due 2017 was fully drawn and a total of €2,587 million (including accrued interest) was outstanding at December 31, 2014 (€2,119 million including accrued interest at December 31, 2013).

On February 7, 2014, FCA US entered into a new U.S.$1,750 million (€1,3 billion) tranche B term loan issued under a new term loan credit facility, or the Tranche B Term Loan due 2018, that matures on December 31, 2018. The outstanding principal amount of the Tranche B Term Loan due 2018 is payable in quarterly installments of U.S.$4.4 million (€3.6 million), commencing June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.50 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. At December 31, 2014, a total of €1,421 million (including accrued interest) was outstanding on the Tranche B Term Loan due 2018.

FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018 without premium or penalty.

In addition, FCA US had a secured revolving credit facility amounting to U.S.$1.3 billion (€1.1 billion) which matures in May 2016 and remains undrawn at December 31, 2014. The secured revolving credit facility was also re-priced in June 2013 and as a result, all amounts outstanding under the secured revolving credit facility bear interest, at the option of FCA US, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. At December 31, 2014, the secured revolving credit facility was undrawn.

2014 FCA Annual Report

The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the Revolving Credit Facility, are collectively referred to as the Senior Credit Facilities. Subject to the limitations in the credit agreements governing the Senior Credit Facilities, or the Senior Credit Agreements and the indenture governing the Secured Senior Notes, FCA US has the option to increase the amount of the Revolving Credit Facility in an aggregate principal amount not to exceed U.S.$700 million (approximately €577 million) subject to certain conditions.

The Senior Credit Facilities are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.

The Senior Credit Agreements include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making certain payments; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of U.S.$3.0 billion (€2.5 billion), which includes any undrawn amounts on the Revolving Credit Facility.

The Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. As of December 31, 2014 FCA US was in compliance with all covenants under the Senior Credit Agreements.

Syndicated Credit Facility of the Group Excluding FCA US

FCA, excluding FCA US, has a syndicated credit facility in the amount of €2.1 billion, or the Syndicated Credit Facility, which was undrawn at December 31, 2014 and December 31, 2013. The covenants of this facility include financial covenants (Net Debt/Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, and EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans.

The syndicated credit facility currently includes limits to FCA’s ability to extend guarantees or loans to FCA US.

European Investment Bank Borrowings

We have financing agreements with the European Investment Bank, or EIB, for a total of €1.1 billion primarily to support investments and research and development projects. In particular, financing agreements include (i) two facilities of €400 million (maturing in 2018) and €250 million (maturing in 2015) for the purposes of supporting research and development programs in Italy to protect the environment by reducing emissions and improving energy efficiency and (ii) €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.

As of December 31, 2014 and December 31, 2013 these facilities had been fully drawn.

The covenants applicable to the EIB borrowings are similar to those applicable to the Syndicated Credit Facility explained above.

2014 FCA Annual Report

Other Debt

At December 31, 2014, Other debt mainly relates to the unsecured Canadian Health Care Trust notes, or HCT Notes, totaling €651 million including accrued interest (€703 million at December 31, 2013) including accrued interest), which represents FCA US’s financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), which represented employees, retirees and dependents. The HCT Notes were issued in four tranches on December 31, 2010, and have maturities up to 2024. Interest is accrued at the stated rate of 9.0 percent per annum for the HCT tranche A and B notes and 7.5 percent per annum for HCT tranche C note. The HCT tranche D note was fully repaid in 2012. The terms of each of the HCT Notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of FCA US, and that FCA US will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the HCT Notes.

Other debt at December 31, 2013 also included the VEBA Trust Note (€3,575 million including accrued interest), which represented FCA US’s financial liability to the VEBA Trust having a principal amount outstanding of U.S.$4,715 million (€3,419 million). The VEBA Trust Note was issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees. The VEBA Trust Note had an implied interest rate of 9.0 percent per annum and required annual payments of principal and interest through July 15, 2023. On February 7, 2014, FCA US prepaid the VEBA Trust Note (see—FCA US New Debt Issuances and Prepayment of VEBA Trust Note).

The remaining components of Other debt mainly relate to amounts outstanding under finance leases, amounts due to related parties and interest bearing deposits of dealers in Brazil.

At December 31, 2014, debt secured by assets of the Group, excluding FCA US, amounts to €777 million (€432 million at December 31, 2013), of which €379 million (€386 million at December 31, 2013) is due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans amounts to €1,670 million at December 31, 2014 (€418 million at December 31, 2013).

At December 31, 2014, debt secured by assets of FCA US amounts to €9,881 million (€5,180 million at December 31, 2013), and includes €9,093 million (€4,448 million at December 31, 2013) relating to the Secured Senior Notes and the Senior Credit Facilities, €251 million (€165 million at December 31, 2013) was due to creditors for assets acquired under finance leases and other debt and financial commitments for €537 million (€567 million at December 31, 2013).

2014 FCA Annual Report

Subsequent events and 2015 outlook

Subsequent events

The Group has evaluated subsequent events through March 5, 2015, which is the date the financial statements were authorized for issuance. There were no subsequent events.

2015 Outlook

The Group indicates the following guidance for 2015:

•	Worldwide shipments in 4.8 to 5.0 million unit range;

•	Net revenues of ~€108 billion;

•	EBIT(*) in €4.1 to €4.5 billion range;

•	Net Income(*) in €1.0 to €1.2 billion range, with EPS(**) in €0.64 to €0.77 range;

•	Net Industrial Debt in €7.5 billion to €8.0 billion range.

Figures do not include any impacts for the previously announced capital transactions regarding Ferrari.

(*)	Excluding eventual unusual items
(**)	EPS calculated including the MCS conversion at minimum number of shares at 222 million.

March 5, 2015

The Board of Directors

John P. Elkann

Sergio Marchionne

Andrea Agnelli

Tiberto Brandolini D’Adda

Glenn Earle

Valerie Mars

Ruth J. Simmons

Ronald L. Thompson

Patience Wheatcroft

Stephen M. Wolf

Ermenegildo Zegna

2014 FCA Annual Report

Major Shareholders

Exor is the largest shareholder of FCA through its 29.19 percent shareholding interest in our issued common shares (as of February 27, 2015). See “The FCA Merger.” Exor also purchased U.S.$886 million (€730 million) in aggregate notional amount of mandatory convertible securities that were issued in December 2014 (see Note 23 of the Consolidated financial statements included elsewhere in this report). As a result of the loyalty voting mechanism, Exor’s voting power is approximately 44.31 percent.

Consequently, Exor could strongly influence all matters submitted to a vote of FCA shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.

Exor is controlled by Giovanni Agnelli e C. S.a.p.az, (“G.A.”) which holds 51.39 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Gianluigi Gabetti, Gianluca Ferrero, Luca Ferrero de’ Gubernatis Ventimiglia and Maria Sole Agnelli.

Based on the information in FCA’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of the common shares of FCA, as of February 27, 2015:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor (1)	375,803,870	29.19
Baillie Gifford & Co. (2)	68,432,691	5.32

(1)	As a result of the issuance of the mandatory convertible securities completed in December 2014 (“MCS Offering”), Exor beneficially owns 444,352,804 common shares of FCA, consisting of (i) 375,803,870 common shares of FCA owned prior to the MCS Offering, and (ii) 68,548,934 common shares underlying the mandatory convertible securities purchased in the MCS Offering, at the minimum conversion rate of 7.7369 common shares per mandatory convertible security (being the rate at which Exor may convert the mandatory convertibles securities into common shares at its option). Including the common shares into which the mandatory convertibles securities sold in the offering completed in December 2014, are convertible at the option of the holders, the percentage is 29.43%. In addition, Exor holds 375,803,870 special voting shares. Exor’s beneficial ownership in FCA was approximately 44.31% prior to the issuance of the mandatory convertible securities. Current Exor’s beneficial ownership in FCA is approximately 42.75%, calculated as the ratio of (i) the aggregate number of common shares owned prior to the MCS Offering, and the common shares underlying the mandatory convertible securities purchased by Exor in the MCS Offering, at the minimum conversion rate as set forth above and (ii) the aggregate number of outstanding common shares, and the common shares underlying all of the mandatory convertible securities sold in the MCS Offering, at the minimum conversion rate set forth above.
(2)	Baillie Gifford & Co., as an investment adviser in accordance with rule 240.13d-1 (b), beneficially owns 123,397,920 common shares with sole dispositive power (7.27% of the issued shares), of which 68,432,691 common shares are held with sole voting power (4.03% of the issued shares).

As of February 27, 2015, approximately 1,000 holders of record of FCA common shares had registered addresses in the U.S. and in total held approximately 320 million common shares, or 25 percent of the FCA common shares.

2014 FCA Annual Report

Corporate Governance

Introduction

Fiat Chrysler Automobiles N.V. (the “Company”) is a public company with limited liability, incorporated and organized under the laws of the Netherlands, which results from the cross-border merger of Fiat S.p.A. with and into Fiat Investments N.V., renamed Fiat Chrysler Automobiles N.V. upon effectiveness of the merger on October 12, 2014 (the “Merger”). The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).

In accordance with the NYSE Listed Company Manual, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2009 (the “Dutch Corporate Governance Code”) and contains principles and best practice provisions that regulate relations between the board of directors of a company and its shareholders.

In this report the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors”) may have three or more directors (the “Directors”). At the general meeting of shareholders held on August 1, 2014, the number of the Directors upon completion of the merger was set at eleven and the current slate of Directors was elected. The term of office of the current Board of Directors will expire on April 16, 2015 and the Company’s general meeting of shareholders will elect a new Board of Directors for a one-year term. Each Director may be reappointed at any subsequent general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and nine non-executive Directors, who do not have such day-to-day responsibility within the Company or the Group. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer.

On October 13, 2014 the Board of Directors appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.

On certain key industrial matters the Board of Directors is advised by the Group Executive Council (the “GEC”): the GEC is an operational decision-making body of the Company’s group (the “Group”), which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.

Seven Directors qualified as independent (representing a majority) for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code.

The Board of Directors has also appointed Mr. Ronald L. Thompson as Senior Non-Executive Director in accordance with Section III.8.1 of the Code.

Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.

2014 FCA Annual Report

Since October 12, 2014 - after the effectiveness of the merger transaction - to the year-end there were two meetings of the Board of Directors. The average attendance at those meetings was 95,45%.

The current composition of the Board of Directors is the following:

•	John Elkann (executive director) - John Elkann is Chairman of FCA He was appointed chairman of Fiat on 21 April 2010 where he has served as vice chairman since 2004 and as a board member since December 1997. He is also chairman and chief executive officer of Exor and chairman of Giovanni Agnelli e C. Sapaz. Born in New York in 1976, he obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering and Management from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. He is chairman of Cushman & Wakefield and Italiana Editrice and a board member of CNHI, The Economist Group, News Corporation and Banca Leonardo. He is a member of the IAC of Brookings Institution and of MoMA. He also serves as vice chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation.

Born in 1976, Italian citizenship.

•	Sergio Marchionne (executive director) - Mr. Marchionne currently serves as Chief Executive Officer of FCA and Chairman and Chief Executive Officer of both FCA US LLC and FCA Italy S.p.A. Since October 2014, Mr. Marchionne has served as Chairman of Ferrari S.p.A. Mr. Marchionne leads the GEC and has been Chief Operating Officer of its NAFTA region since September 2011. He also serves as Chairman of CNHI. He was the chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI. Prior to joining the Company, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer first and then Chairman of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Mardon Group after serving as Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration and a Bachelor of Commerce from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto. Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne serves as Chairman of CNHI, and as a director of Exor, a shareholder of FCA and CNHI. Mr. Marchionne is on the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG as well as a director of Fiat Industrial.

Born in 1952, Canadian and Italian citizenship.

•

Andrea Agnelli (non-executive director) - Andrea Agnelli is chairman of Juventus Football Club S.p.A. and Lamse S.p.A., a holding company of which he is a founding shareholder. Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). While at university, he gained professional experience both in Italy and abroad, including positions at: Iveco-Ford in London; Piaggio in Milan; Auchan Hypermarché in Lille; Schroder Salomon Smith Barney in London; and, finally, Juventus Football Club S.p.A. in Turin. He began his career in 1999 at Ferrari Idea in Lugano, where he was responsible for promoting and developing the Ferrari brand in non-automotive areas. In November 2000, he moved to Paris and assumed responsibility for marketing at Uni Invest SA, a Banque San Paolo company specialized in managed investment products. From 2001 to 2004, Mr. Agnelli worked at Philip Morris International in Lausanne, where he initially had responsibility for marketing and sponsorships and, subsequently, corporate communication. In 2005, he returned to Turin to work in strategic development for IFIL Investments S.p.A. (now Exor). Mr. Agnelli is a general partner of

2014 FCA Annual Report

Giovanni Agnelli e C. S.a.p.az., a member of the board of directors of Exor, a member of the advisory board of BlueGem Capital Partners LLP, in addition to serving on the board of the European Club Association. Mr. Agnelli has been a member of the board of directors of Fiat since May 30, 2004.

Born in 1975, Italian citizenship.

•	Tiberto Brandolini d’Adda (non-executive director) - Born in Lausanne (Switzerland) in 1948 and a graduate in commercial law from the University of Parma. From 1972 to 1974, Mr. Brandolini d’Adda gained his initial work experience in the international department of Fiat and then at Lazard Bank in London. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. In 1976 he joined Ifint, as general manager for France. In 1985, he was appointed general manager for Europe and then in 1993 managing director of Exor group (formerly Ifint), where he also served as vice chairman from 2003 until 2007. He has extensive international experience as a main board director of several companies, including: Le Continent, Bolloré Investissement, Société Foncière Lyonnaise, Safic-Alcan and Chateau Margaux. Mr. Brandolini d’Adda served as director and then, from 1997 to 2003, as chairman of the conseil de surveillance of Club Mediterranée. In May 2004, he was appointed chairman of the conseil de surveillance of Worms & Cie, where he had served as deputy chairman since 2000. In May 2005, he became chairman and chief executive officer of Sequana Capital (formerly Worms & Cie). Mr. Brandolini d’Adda currently serves as chairman of Exor S.A. (Luxembourg) and is also a member of the board of directors of YAFA S.p.A. He is general partner of Giovanni Agnelli & C. S. a.p.A. and vice chairman of Exor, formed through the merger between IFI and IFIL Investments. Brandolini d’Adda is Officier de la Légion d’Honneur. He has been a member of the board of directors of Fiat since May 30, 2004.

Born in 1948, Italian citizenship.

•	Glenn Earle (non-executive director) - Glenn Earle is a Senior Advisor at Affiliated Managers Group Limited (AMG) and a Board Member and Trustee of the Royal National Theatre and of Teach First, where he is a member of the Finance Committee. He is also a Director of Rothesay Hold co UK and Chairman of the Advisory Board of Cambridge University Judge Business School. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Partner Managing Director and the Chief Operating Officer. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America department at Grindlays Bank/ANZ in London and New York , leaving as a Vice President. He is a graduate of Emmanuel College, Cambridge and of Harvard Business School, where he earned an MBA with High Distinction and was a Baker Scholar and Loeb, Rhoades Fellow. His other activities include membership of The Higher Education Commission and The William Pitt Group at Chatham House. His previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth and the Development Advisory Forum of Emmanuel College, Cambridge. Mr. Earle has been an independent member of the Board of Directors of Fiat since June 23, 2014.

Born in 1958, British citizenship.

•

Valerie Mars (non-executive director) - Valerie Mars serves as senior vice president & head of corporate development for Mars, Incorporated, a $32 billion diversified food business, operating in over 120 countries and one of the largest privately held companies in the world. In this position, she focuses on acquisitions, joint ventures and divestitures for the company. She served on the Mars, Incorporated audit committee, currently serves on its remuneration committee and is a member of the board of Royal Canin. Additionally, Mars is a member of the Rabobank North American Advisory Board and is on the Board of Hello Stage. Mars is also a founding partner of KKM, a consulting partnership dedicated to advising family businesses that are planning the transition from the owner-manager to the next generation. Mars served on the board of Celebrity Inc., a NASDAQ listed company, from 1994 to September 2000. Previously, Mars was the director of corporate development for Masterfoods Europe. Her European work experience began in 1996 when she became general manager of Masterfoods Czech and Slovak

2014 FCA Annual Report

Republics. Mars joined M&M/Mars on a part time basis in 1992 and began working on special projects. She worked on due diligence for acquisition, was part of the company’s Innovation Team and VO2Max Team. Prior to joining Mars, Incorporated, Mars was a controller with Whitman Heffernan Rhein, a boutique investment company. She began her career with Manufacturers Hanover Trust Company as a training program participant and rose to Assistant Secretary, supporting U.S. -based clients and then companies with global operations like General Motors and Dow Chemical. Mars was involved in a number of community and educational organizations and currently serves on the Board of Conservation International. She is a Director Emeritus of The Open Space Institute. Previously she served on the Hotchkiss School Alumni Nominating Committee and the Prague American Chamber of Commerce Board. Mars holds a Bachelor of Arts degree from Yale University and a MBA from the Columbia Business School.

Born in 1959, American citizenship.

•	Ruth J. Simmons (non-executive director) - Ruth J. Simmons was appointed to the board of directors of Chrysler Group LLC in June 2012. Simmons was President of Brown University from 2001 until June 30, 2012 and remains with the university as president emerita. Prior to joining Brown University, she was president of Smith College, where she started the first engineering program at a U.S. women’s college. She also was vice provost at Princeton University and provost at Spelman College and she held various positions of increasing responsibility until becoming Associate Dean of the faculty at Princeton University; she previously was Assistant Dean and then Associate Dean at the University of Southern California; she held various positions including Acting Director of international programs at the California State University (Northridge); she was Assistant Dean at the College of Liberal Arts, Assistant Professor of French at the University of New Orleans, Admissions Officer at the Radcliffe College, instructor in French at the George Washington University and interpreter-Language Services Division at the U.S. Department of State. Simmons serves on several boards, including those of Princeton University and Texas Instruments. Simmons is a graduate of Dillard University in New Orleans (1967), and received her Ph.D. in Romance languages and literatures from Harvard University (1973). Simmons is a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.

Born in 1945, American citizenship.

•	Ronald L. Thompson (non-executive director) - Ronald L. Thompson is the senior non-executive director of FCA. He was appointed to the board of directors of FCA US on July 6, 2009. Thompson is currently chairman of the board of trustees for Teachers Insurance and Annuity Association, or TIAA, a for-profit life insurance company that serves the retirement and financial needs of faculty and employees of colleges and universities, hospitals, cultural institutions and other nonprofit organizations. He also serves on the Board of Trustees for Washington University in St. Louis, Mo., on the Board of Directors of the Medical University of South Carolina Foundation and as a member of the Advisory Board of Plymouth Venture Partners Fund. Thompson was the Chief Executive Officer and Chairman of Midwest Stamping Company of Maumee, Ohio, a manufacturer of medium and heavy gauge metal components for the automotive market. Under Thompson’s ownership, the company experienced rapid growth as a Tier One automotive supplier and became one of the largest minority-owned companies in the U.S. He sold the company in late 2005. Thompson has served on the boards of many different companies including Commerce Bank of St. Louis, GR Group (U.S.), Illinova Corporation, Interstate Bakeries Corporation, McDonnell Douglas Corporation, Midwest Stamping Company, Ralston Purina Company and Ryerson Tull, Inc. He was also a member of the Board of Directors of the National Association of Manufacturers. He was General Manager at Puget Sound Pet Supply Company and Chairman and Chief Executive Officer at Evaluation Technologies. Thompson has served on the faculties of Old Dominion University, Virginia State University and the University of Michigan. Thompson holds a Ph.D. and Master of Science in Agricultural Economics from Michigan State University and a Bachelor of Business Administration from the University of Michigan.

Born in 1949, American citizenship.

2014 FCA Annual Report

•	Patience Wheatcroft (non-executive director) - Patience Wheatcroft is a British national and graduate in law from the University of Birmingham. She is also a member of the House of Lords and a financial commentator and journalist. Ms. Wheatcroft currently serves on the advisory board of the public relations company Bell Pottinger LLP. She also serves as non-executive director of the wealth management company St. James’s Place PLC. Ms. Wheatcroft has a broad range of experience in the media and corporate world with past positions at the Wall Street Journal Europe, where she was editor-in-chief, The Sunday Telegraph, The Times, Mail on Sunday, as well as serving as non-executive director of Barclays Group PLC and Shaftesbury PLC. Since 2011, she has been a member of the House of Lords. Finally, Ms. Wheatcroft is also on the board of trustees of the British Museum. Ms. Wheatcroft has been an independent member of the board of directors of Fiat since April 4, 2012.

Born in 1951, British citizenship.

•	Stephen M. Wolf (non-executive director) - Stephen M. Wolf was appointed to the board of directors of Chrysler Group LLC on July 6, 2009. Wolf became chairman of R. R. Donnelley & Sons Company, a full service provider of print and related services, in 2004. He has served as the managing partner of Alpilles LLC since 2003. Previously, he was chairman of US Airways Group Inc. and US Airways Inc. Wolf was chairman and CEO of US Airways from 1996 until 1998. Prior to joining US Airways, Wolf had served since 1994 as senior advisor to the investment banking firm Lazard Frères & Co. From 1987 to 1994, he served as chairman and chief executive officer of UAL Corporation and United Airlines Inc. Wolf’s career in the aviation industry began in 1966 with American Airlines, where he rose to the position of vice president. He joined Pan American World Airways as a senior vice president in 1981 and became president and COO of Continental Airlines in 1982. In 1984, he became president and CEO of Republic Airlines, where he served until 1986 at which time he orchestrated the Company’s merger with Northwest Airlines. Thereafter, he served as chairman and CEO of Tiger International, Inc. and The Flying Tiger Line, Inc. where he oversaw the sale of the company to Federal Express. Wolf also serves as a member of the board of directors of Philip Morris International and as Chairman of the Advisory Board of Trilantic Capital Partners, previously Lehman Brothers Merchant Banking. Wolf had also served as chairman of Lehman Brothers Private Equity Advisory Board. Wolf is an honorary trustee of The Brookings Institution. Wolf holds a Bachelor of Arts degree in Sociology from San Francisco State University.

Born in 1941, American citizenship.

•	Ermenegildo Zegna (non-executive director) year of birth: 1955, nationality: Italian/Swiss - Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including the U.S., after a retail experience at Bloomingdale’s, New York. Zegna, the standard of excellence for the entire luxury fashion industry, is a vertically integrated company that covers sourcing wool at the markets of origin, manufacturing, marketing right through directly operated stores. Under the guidance of the fourth generation, the Group expanded its network to 545 stores, of which 310 are fully owned, in over 100 countries. In 2013, Zegna reached consolidated sales of 1.27 billion euro, achieving global leadership in men’s luxury wear. The company’s success is based on an increasingly wide-reaching portfolio of products and styles - formal, casual and sports apparel, avant-garde lines, shoes, leather accessories, and under licence fragrances, eyewear, underwear and watches. He is also a member of the international advisory board of IESE Business School of Navarra; he is board member of the Camera Nazionale della Moda Italiana and of the Council for the United States and Italy. In 2011 he was nominated Cavaliere del Lavoro by the President of the Italian Republic. A graduate in economics from the University of London, Ermenegildo Zegna also studied at the Harvard Business School.

Born in 1955, Italian and Swiss citizenship.

2014 FCA Annual Report

Board Regulations

On October 29, 2014 the Board of Directors adopted its regulations. Such regulations deal with matters that concern the Board of Directors and its committees internally.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.

The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present at the meeting or be represented thereat.

A Director may only be represented by another Director authorized in writing.

A Director may not act as a proxy for more than one other Director.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing to the resolution being adopted in this way prior to the adoption of the resolution.

The regulations are available on the Company’s website.

The Audit Committee

The Audit Committee is responsible for assisting and advising the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s applications of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and independent auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal auditors and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Mr. Glenn Earle (Chairman), Mr. Thompson and Ms. Wheatcroft. The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and best practice provision III.5.7 of the Dutch Corporate Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company attend its meetings while the Chief Executive Officer and Chief Financial Officer are free to attend the meetings.

2014 FCA Annual Report

Since October 12, 2014 - after the effectiveness of the merger transaction - to the year-end the Audit Committee met twice and attendance of Directors at those meetings was 100%.

The Compensation Committee

The Compensation Committee is responsible for, among other things, assisting and advising the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and approving the remuneration structure for the executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Wolf (Chairman), Ms. Mars and Mr. Zegna. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive directors. Unless decided otherwise by the Compensation Committee, the Head of Human Resources of the Company attends its meetings.

Since October 12, 2014 - after the effectiveness of the merger transaction - to the year-end the Compensation Committee met once with 67% attendance of Directors at such meeting.

The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting and advising the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors, (ii) periodical assessment of the size and composition of the Board of Directors, (iii) periodical assessment of the functioning of individual Directors and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Wheatcroft and Ms. Simmons. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent, and at most one of the members may be an executive Director.

In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.

Since October 12, 2014 to the year-end the Governance and Sustainability Committee did not have any meeting.

Amount and Composition of the remuneration of the Board of Directors

Details of the remuneration of the Board of Directors and its committees are set forth under the Section Remuneration of Directors.

2014 FCA Annual Report

Indemnification of Directors

The Company shall indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Conflict of interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor S.p.A. would be considered a significant shareholder.

The Directors shall inform the Board of Directors through the Senior Non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to the annual D&O questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors, that necessitates a change in such determination.

Loyalty Voting Structure

The Company implemented a loyalty voting structure, pursuant to which the former shareholders of Fiat S.p.A. were able to elect to receive one special voting share with a nominal value of €0.01 per share for each common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their common shares registered in a separate register (the “Loyalty Register”) of the Company’s shareholders register. Following this registration, a corresponding number of special voting shares were allocated to the above-mentioned Shareholders. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below.

2014 FCA Annual Report

Following the completion of the Merger, new shareholders may at any time elect to participate in the loyalty voting structure by requesting that the Company registers all or some of their common shares in the Loyalty Register. If these common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose its entitlement to hold a corresponding number of special voting shares.

A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived her or his rights to cast any votes associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by the Company for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.

The Company’s common shares are freely transferable. However, any transfer or disposal of the Company’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to the Company. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

The purpose of the loyalty voting structure is to grant long-term shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each common share held), without entitling such shareholders to any economic rights, other than those pertaining to the common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, pursuant to the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). A distribution from the Special Dividend Reserve or the (partial) release of the Special Dividend Reserve, will require a prior proposal from the board of directors and a subsequent resolution of the meeting of holders of special voting shares. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.

Section 10 of the terms and conditions of the special voting shares include liquidated damages provisions intended to discourage any attempt by holders to violate the terms thereof. These liquidated damages provisions may be enforced by the Company by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the terms and conditions of the special voting shares, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of the Company.

A Shareholder must promptly notify the Company upon the occurrence of a change of control, which is defined in Article 1.1. of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of

2014 FCA Annual Report

related transactions, by a shareholder that is not an individual (natuurlijk persoon) as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner. No change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the Company, are not otherwise materialto the Transferred Group or the change of control transaction.

Article 1.1. of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term is defined in the above mentioned Article of the Articles of Association. A change of control will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to the Qualifying Common Shares.

If the Company was to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the common shares to the holders thereof in proportion to the aggregate nominal value of the common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the special voting shares dividend reserve to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the aggregate nominal value of the special voting shares held by each of them.

General Meeting of Shareholders

At least one general meeting of shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code as often as the Board of Directors, the Chairman or the Chief Executive Officer deems it necessary to hold them or as otherwise required by Dutch law, without prejudice to what has been provided in the next paragraph hereof.

Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the day of the meeting.

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All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of Dutch law or the Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of general meetings of shareholders may be sent to Shareholders through the use of an electronic means of communication to the address provided by such Shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

An item proposed in writing by such number of Shareholders who, by Dutch law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

The agenda of the annual general meeting shall contain, inter alia, the following items:

a)	adoption of the annual accounts;

b)	the implementation of the remuneration policy;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;

e)	the appointment of Directors;

f)	if applicable, the proposal to pay a dividend;

g)	if applicable, discussion of any substantial change in the corporate governance structure of the Company; and

h)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.

The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.

When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 19 and Article 20 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

The general meeting of shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the Board of Directors to act as chairman for such meeting.

One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

2014 FCA Annual Report

The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.

Shareholders and those permitted by Dutch law to attend the general meetings of the shareholders may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of shareholders may speak if he considers this desirable with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

Every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.

Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

2014 FCA Annual Report

Voting by acclamation shall be permitted if none of the Shareholders present or represented objects.

No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Issuance of shares

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares and rights to subscribe for shares.

For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time.

The general meeting of shareholders or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares or rights to subscribe for shares, such designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.

The Board of Directors has also been designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above.

In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the common shares or rights to subscribe for common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares or rights to subscribe for common shares to be issued to employees of the Company or of a group company pursuant to any option plan of the Company.

A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of special voting shares to qualifying shareholders, shareholders shall not have any right of pre-emption.

2014 FCA Annual Report

The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares or rights to subscribe for shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

Corporate offices

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom.

The business address of the Board of Directors and the senior managers is 25 St. James’s Street, SW1A1HA London, United Kingdom.

The Company is registered at the Dutch trade register under number 60372958 and at the Companies House in the United Kingdom under file number FC031853.

Internal Control System

The Group has in place an internal control system (the “System”), based on the model provided by the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission Report - Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The System is integrated within the organizational and corporate governance framework adopted by the Company and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

The System, which has been developed on the basis of international best practices, consists of the following three levels of control:

•	Level 1: operating areas, which identify and assess risk and establish specific actions for management of such risk;

•	Level 2: departments responsible for risk control, which define methodologies and instruments for managing risk and monitoring such risk;

•	Level 3: internal audit, which conducts independent evaluations of the System in its entirety.

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

The Company has in place a system of risk management and internal control over financial reporting based on the model provided in the COSO Framework, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.

The Company has a system of administrative and accounting procedures in place that ensure a high degree of reliability in the system of internal control over financial reporting.

2014 FCA Annual Report

The approach adopted by the Company for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

•	identification and evaluation of the source and probability of material errors in elements of financial reporting;

•	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

•	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by the Company, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

Significant risks identified through the assessment process require definition and evaluation of key controls that address those risks, thereby mitigating the possibility that financial reporting will contain any material misstatements.

In accordance with international best practices, the Group has two principal types of control in place:

•	controls that operate at Group or subsidiary level, such as delegation of authorities and responsibilities, separation of duties, and assignment of access rights for IT systems; and

•	controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for closing processes and cross-sector controls carried out by captive service providers. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be defined as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of IT systems supporting business activities.

An assessment of the design and operating effectiveness of key controls is carried out through tests performed by internal audit functions, both at group and subsidiary level, using sampling techniques recognized as best practices internationally. Internal Audit also conducts a qualitative review of the tests performed by subsidiary companies.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for of the Company’s financial reporting and communicated by him to senior management and to the Audit Committee (which in turn reports to the Board of Directors).

Code of Conduct

The Company and all its subsidiaries refer to the principles contained in the Fiat S.p.A. code of conduct (the “Code of Conduct”) and related Guidelines until approval of the new Code of Conduct by the Board of Directors.

The latest version of the Code of Conduct, a revision of the 2003 version, took effect in February 2010. The Code of Conduct represents a set of values recognized, adhered to and promoted by the Group which understands that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development.

The Code of Conduct is a pillar of the governance system which regulates the decision-making processes and operating approach of the Group and its employees in the interests of stakeholders. The Code of Conduct amplifies aspects of

2014 FCA Annual Report

conduct related to the economic, social and environmental dimensions, underscoring the importance of dialog with stakeholders. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organization (ILO), the OECD Guidelines for Multinational Enterprises and the U.S. Foreign Corrupt Practices Act (FCPA). The Code of Conduct was amended to include specific guidelines relating to: the Environment, Health and Safety, Business Ethics and Anti-corruption, Suppliers, Human Resource Management, Respect of Human Rights, Conflicts of Interest, Community Investment, Data Privacy and Use of IT and Communications Equipment.

In May 2014, the Code of Conduct was updated to reinforce the principles regarding “Antitrust” and “Export controls” regulations and two new related Guidelines also entered into force. The Code of Conduct applies to all Directors, employees of Group companies and other individuals or companies that act in the name and on behalf of one or more Group companies.

The Company promotes adoption of the Code of Conduct as a best practice standard of business conduct by partners, suppliers, consultants, agents, dealers and others with whom it has a long-term relationship. In fact, Group contracts worldwide include specific clauses relating to recognition and adherence to the principles underlying the Code of Conduct and related guidelines, as well as compliance with local regulations, particularly those related to corruption, money-laundering, terrorism and other crimes constituting liability for legal persons.

The Code of Conduct is available on the Investors section (Fiat S.p.A. Archive) of the Group’s website.

Insider Trading Policy

On October 10, 2014 the Fiat Investments‘s Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s for integrity and ethical conduct.

Sustainability Practices

The Group is committed to operating in an environmentally and socially-responsible manner.

As discussed above, the Governance and Sustainability Committee was assigned responsibility for strategic oversight of sustainability-related issues and reviews the annual Sustainability Report. The GEC defines the strategic approach, evaluates the congruity of the Sustainability Plan with business objectives and is regularly updated on the Group’s sustainability performance.

The Sustainability Unit, which is part of the Group’s financial organization, has operational responsibility for promoting a culture of sustainability throughout the Group, it facilitates the process of continuous improvement, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communications.

The Code of Conduct includes guidelines aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner. In addition, the Group has also adopted “Sustainability Guidelines for Suppliers,” setting forth expectations for suppliers and sub-suppliers of the Group worldwide, “Environmental Guidelines,” which provide clear indications on how to establish and update environmental targets, develop new products and execute daily activities worldwide, and “Green Logistics Principles” setting forth principles for ensuring respect for the environment in the Group’s logistical and supply chain operations.

2014 FCA Annual Report

The Group also produces a Sustainability Plan, to drive continuous improvement in the Group’s sustainability performance. The Sustainability Plan reports on the annual progress of existing and new targets, as well as actions to be implemented in order to reach these commitments.

The Sustainability Plan is part of the Sustainability Report, which is prepared on a voluntary basis applying the Global Reporting Initiative’s G4 guidelines (GRI - G4) - comprehensive approach, taking also into account international Integrated Reporting Framework principles and contents.

The Company’s sustainability model results in a variety of initiatives related to good corporate governance; environmentally responsible products, plants and processes; a healthy, safe and inclusive work environment; and constructive relationships with local communities and business partners, as these are the milestones along the Group’s path of continual improvement oriented to long-term value creation.

Over the years, the Group has placed particular emphasis on the reduction of polluting emissions, fuel consumption and greenhouse gas emissions in:

•	engines, by developing increasingly efficient technologies for conventional engines, expanding the use of alternative fuels (such as natural gas and biofuels), and developing alternative propulsion systems (such as hybrid or electric solutions), based on the specific energy needs and fuel availability of the various countries:

•	production plants, by cutting energy consumption levels and promoting the use of renewable energy;

•	transport activities, by increasing low-emission transport and involving our employees to reduce their commuting emissions;

•	supplier activities, by promoting environmental responsibility and spreading the principles and culture of World Class Manufacturing;

•	office-related activities, such as business travel, office activities and information technology emissions;

•	eco-responsible driving behavior, by providing dealers and customers with information and training on vehicle use and maintenance.

The Company’s achievements in improving its sustainability performance have been recognized through inclusion in several leading sustainability indices. In particular, in 2014 the Company was included in the Dow Jones Sustainability World Index.

Compliance with Dutch Corporate Governance Code

While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure applies as follows the following best practice provisions:

•	As far the provisions of paragraph II.1.8 regarding the limitation of positions of directors is concerned, the Company endorses that a proper performance by its Directors of their duties is assured. Given the historical affiliation between the Company and CNH Industrial N.V., the Company values the current connection between both companies through the combined positions of Mr Elkann and Mr Marchionne and therefore does not apply those provisions.

•	The Company applies the best practice provisions in the paragraphs II.2.4 and II.2.5 of the Dutch Corporate Governance Code. However, prior to the Merger Fiat S.p.A. implemented the 2012 Long Term incentive Plan (the “Plan”). Pursuant to the Plan, options and stock grants (the “Equity Rights”) related to Fiat S.p.A. were granted by Fiat S.p.A. to eligible persons prior to the Merger. The Plan provides that such Equity Rights may be exercised within one year after the date of granting. Due to the Merger, the Equity Rights related to Fiat S.p.A. that were already granted by Fiat S.p.A. pursuant to the Plan (and that are considered acquired rights) had to be converted into comparable Equity Rights relating to the Company. In order to achieve this, the Company has granted (rights to acquire) common shares in the capital of the Company under the Plan under the same terms as apply to the corresponding Equity Rights related to Fiat S.p.A., including in respect of the term for exercising the Equity Rights.

2014 FCA Annual Report

•	Pursuant to the provisions of the paragraphs II.3.3 and III.6.2, a Director may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she may appear to have a conflict of interest with the Company. However, the definition of conflict of interest as referred to in the Dutch Civil Code refers to an actual conflict of interest and as such the regulations of the Board of Directors are geared towards an actual conflict of interest and do not include the reference to the appearance of a conflict of interest. Nevertheless, these regulations stipulate that the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of proper decision making process that such individual Director be recused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest.

•	The Company does not have a retirement schedule as referred to in paragraph III.3.6 of the Dutch Corporate Governance Code, because pursuant to the Articles of Association the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed at NYSE, the Company also relies on certain US governance policies, one of which is the reappointment of our directors at each annual general meeting of shareholders.

•	The Governance and Sustainability Committee currently has only one non-independent member as required by paragraph III.5.1. of the Code and although the committee charter allows for the Governance and Sustainability Committee to have no more than two non-independent members, at the moment the Company does not intend to make use of this possibility. Mr John Elkann, being an executive Director, has a position on the Governance and Sustainability Committee to which paragraph III.8.3 of the Dutch Corporate Governance Code applies. The position of Mr Elkann as executive Director in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee and include duties that warrant participation of an executive Director.

•	The Dutch Corporate Governance Code provisions primarily refer to companies with a two-tier board structure (consisting of a management board and a separate supervisory board), while the Company has implemented a one-tier board. The best practices reflected in the Dutch Corporate Governance Code for supervisory board members apply by analogy to non-executive directors. Unlike supervisory board members of companies with a two-tier board to which provision III.7.1 of the Dutch Corporate Governance Code applies, non-executive directors of the Company also have certain management tasks. In view hereof, non-executive directors have the opportunity to elect whether (part of) their annual retainer fee will be made in common shares of the Company.

2014 FCA Annual Report

In Control Statement

Internal Control System

The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by the Company are described in the specific paragraph mentioned above.

Based on the assessment performed, the Board of Directors concluded that, as of December 31, 2014 the Group’s and the Company’s Internal Control over Financial Reporting is considered effective.

March 5, 2015

John Elkann

Chairman

Sergio Marchionne

Chief Executive Officer

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Responsibilities in Respect to the Annual Report

The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (IFRS).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of the Company and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of the Company and its subsidiaries, together with a description of the principal risks and uncertainties that the Company and the Group face.

March 5, 2015

The Board of Directors

John Elkann

Sergio Marchionne

Andrea Agnelli

Tiberto Brandolini d’Adda

Glenn Earle

Valerie Mars

Ruth J. Simmons

Ronald L. Thompson

Patience Wheatcroft

Stephen M. Wolf

Ermenegildo Zegna

2014 FCA Annual Report

Sustainability Disclosure

Sustainability Governance and Commitment to Stakeholders

Sustainability Governance

All areas of the Group have an active role in addressing the goals and challenges of sustainability. The sustainability management process is based on a model of shared responsibility that begins with the top level of management and involves every area and function within the organization. All employees worldwide are expected to conduct their activities responsibly.

Several entities within the organization are responsible for directing and coordinating sustainability activities across the Group’s businesses. Those entities include:

The Sustainability Team, through its offices in Italy, the U.S., Brazil and China, has a key role in promoting a culture of sustainability within the Group and facilitating the process of continuous improvement, while contributing to risk management, cost optimization, stakeholder engagement and enhancement of the Group’s image. The team collaborates with individuals within the business areas, regions and central functions that have operational responsibility for issues such as the environment, energy, innovation and human resources, and supports them in identifying key areas for action. It also manages relationships with international sustainability organizations, as well as sustainability rating agencies and investment analysts, with the support and coordination of the Investor Relations team.

The Cross-functional Sustainability Committee (CSC) consists of the heads of the principal central functions, operating segments and regions, who are often also consulted individually. The CSC evaluates and facilitates operational decisions, as well as serving in an advisory capacity for proposals submitted by the Sustainability Team to the Group Executive Council (GEC), the decision-making body composed of the Chief Executive Officer (CEO) and Chief Operating Officers (COOs) of the regions and operating segments, together with the heads of various central functions. The GEC is responsible for defining the strategic approach, approving operating guidelines and evaluating the alignment of the Sustainability Plan with business objectives. The CSC periodically updates the GEC on individual initiatives and the Group’s overall sustainability performance.

The Governance and Sustainability Committee (a committee of the Board of Directors) evaluates proposals relating to strategic guidelines for sustainability-related issues and, as appropriate, formulates proposals to the Board of Directors. This Committee also reviews the annual Sustainability Report.

Commitment to Stakeholders

Our ability to generate value through our business decisions is intrinsically linked to how effective we are in listening to and understanding the needs and expectations of our stakeholders. FCA has established a global target to expand and innovate the sustainability dialogue with our stakeholders, and to reach an increasing number worldwide each year.

The decisions made by many of our stakeholders - including customers, suppliers, dealers, employees, public institutions, trade and industry groups, investors and local communities - affect the Group’s activities. Similarly, the Group’s activities and results affect, to varying degrees, the actions and expectations of stakeholders.

For this reason, operating responsibly requires continuous engagement with stakeholders at the local and global levels, as indicated in the Group’s Stakeholder Engagement Guidelines.

2014 FCA Annual Report

Over time, our engagement has evolved and we have developed a variety of channels to communicate with each type of stakeholder. This has fostered a deeper understanding of stakeholder expectations and led to the implementation of initiatives that are more effective at addressing their specific needs.

In 2014, FCA conducted 14 internal sustainability-focused Stakeholder Engagement events in Italy, the U.S. and China. These events provided a platform for more than 400 employees representing the various business areas to express their views, needs and priorities. The participants took part in discussions and workshops that addressed the economic, environmental and social impacts of FCA’s activities. The events were also effective in identifying material aspects specific to each region.

Materiality Analysis

FCA’s sustainability reporting focuses on topics that have been determined to be material in accordance with the Global Reporting Initiative (G4) framework (“Material Aspects are those that reflect the organization’s significant economic, environmental and social impacts; or substantively influence the assessments and decisions of stakeholders”, Global Reporting Initiative, Sustainability Reporting Guidelines- G4, pg. 7).

In 2014, material topics identified in prior years were subjected to a thorough review and the FCA materiality diagram was updated accordingly (The materiality analysis was carried out in accordance with the AA1000 Stakeholder Engagement Standard guidelines for the steps relating to the identification, mapping and prioritization of stakeholders, and to the analysis of the results of their involvement. The guidance notes on Accountability and the criteria defined by the Global Reporting Initiative (GRI-G4) were also followed with regard to outlining an approach to the materiality principle and the identification of material issues). In addition to the results from our stakeholder engagement activities, the determination of materiality also took into account strategic priorities, corporate values, competitive activities and social expectations.

An analysis of the scope of each material aspect confirmed that it has impacts throughout the entire organization and across all operating segments and regions. In addition, each aspect has impacts outside the organization in geographical areas where the Group operates and for all stakeholder categories identified.

2014 FCA Annual Report

Research, Innovation and Sustainable Mobility

FCA is committed to meeting the mobility needs of customers, while reducing the environmental and social impact of vehicles over their entire life cycle. The Group’s global research and innovation activities are focused on developing solutions for increasingly sustainable mobility, by reducing fuel consumption and emissions, improving vehicle recyclability and safety, and developing new models of mobility. Continuous innovation is essential to development of products that are environmentally and socially sustainable, as well as affordable.

Innovating for Sustainable Products and Processes

All innovation activities worldwide are coordinated through a common framework, the FCA Global Innovation Process (GIP). Developed in collaboration with, and on the basis of, input from the Group’s four operating regions, the GIP covers all phases of the innovation process, from idea generation to pre-competitive development. As part of that process, guidelines and targets are then formalized in the Strategic Agenda.

During 2014, the process was further enhanced through improved integration of the four regions in several aspects of project definition and management. As a result, achievements for current projects were optimized and proposals for new initiatives were harmonized on the global level.

The process is coordinated centrally by the Chief Technology Officer who, as a member of the Group Executive Council, ensures alignment of the innovation process with the Group’s strategic objectives, and enables synergies and the transfer of new solutions across the Group’s global product portfolio.

At year-end 2014, the Group’s research and innovation activities involved approximately 20,000 individuals at 85 centers worldwide.

During the year, the Group invested approximately €3.7 billion in R&D (Includes capitalized R&D and R&D charged directly to the income statement), representing around 3.9% of net revenues from Industrial Activities.

The Group’s innovation activities have generated a significant intellectual property portfolio over the years and, at year-end 2014, FCA had a total of 8,311 registered patent applications and 3,719 protected product designs.

Patents - FCA worldwide
Total patents registered at December 31, 2014	8,311
of which: registered in 2014	596
Patents pending at December 31, 2014	3,410
of which: new patent applications filed in 2014	414

Designs - FCA worldwide
Design rights registered at 31 December 2014	3,719
of which: registered in 2014	294

Centers of Excellence

CRF, headquartered in Orbassano (Turin, Italy) with additional sites across Italy, was established in 1978 as a focal point for the Company’s research and innovation activities. It is a recognized center of excellence at the international level.

2014 FCA Annual Report

The mission of CRF is to:

•	develop and transfer innovative systems and features, materials, processes with innovation expertise in order to improve the competitiveness of FCA products;

•	represent FCA in European collaborative research programs, joining pre-competitive projects and promoting networking actions;

•	support FCA in the protection and enhancement of intellectual property.

CRF draws on technical skills and knowledge covering the full spectrum of automotive engineering disciplines and is equipped with state-of-the-art laboratories for testing powertrain systems, analyzing materials and electromagnetic compatibility, and conducting noise and vibration analysis and driving simulations. All research activities are conducted in coordination with the technical areas and operating regions of FCA.

Located in Windsor, Canada, the FCA Automotive Research and Development Centre (ARDC) opened in May 1996 in partnership with the University of Windsor and serves as an illustration of what can be achieved when industry, academia and government work together. The ARDC is equipped with six road-test simulators and a range of research and development support facilities, including the Automotive Coatings Research Facility, the Automotive Lighting Research Facility and the Vehicle Recycling Laboratory.

Dedication to innovation in numbers (no.)	2014
CRF employees at year end	914
Collaborative research projects, running at the end of 2014	264
of which: approved in 2014	17

Strategy to Minimize Emissions

The Group’s sustainable product strategy is based on reducing the environmental impact of vehicles over their entire life cycle and addressing emissions challenges on several fronts. Key elements in this strategy include optimizing the efficiency of conventional engines, offering a full range of alternative fuel vehicles, developing alternative propulsion and emission reduction systems, reducing the energy requirements of vehicles, promoting driver behavior that contributes to reducing emissions and introducing new mobility services and solutions.

Immediate and tangible results can best be achieved by combining conventional and alternative technologies, while recognizing and accommodating the different economic, geographic and fuel requirements of each market. Affordability is also a key consideration: even the most effective technologies cannot have a significant impact on the environment if they are too expensive to reach a sufficiently large number of people.

The Group’s commitment to increasingly sustainable mobility is particularly focused on the EMEA and NAFTA regions, where approximately 73% of Group revenues were generated in 2014.

In the European Union, the Group’s Mass-Market brands (Fiat, Alfa Romeo, Lancia, Abarth, Chrysler and Jeep) have reduced average CO2 emissions per vehicle sold by 24% over the past 14 years. In addition, approximately 73% of Group cars sold in 2014 had CO2 emissions at or below 120 g/km, and 82% at or below 130 g/km.

2014 FCA Annual Report

New registrations by CO2 emissions level in European Union for Mass-Market Brands (g/km)(*)
up to 100	12%
from 101 to 110	15%
from 111 to 120	46%
from 121 to 130	9%
above 130	18%

Total	100%

(*)	CO2 data based on New European Driving Cycle (NEDC) measurement standard.

In the United States, vehicle efficiency is measured by fuel economy (Data is reported to the U.S. National Highway Traffic Safety Administration (NHTSA) and provided by model year, meaning the year used to designate a discrete vehicle model, irrespective of the calendar year in which the vehicle was actually produced, provided that the production period does not exceed 24 months. CAFE standards from NHTSA are set independently for passenger cars and light duty trucks. Fuel economy is based on the most recent NHTSA required submission, which for 2014 reflects mid-model year data. Previous year data is adjusted to reflect final EPA/NHTSA reports) expressed in miles per gallon (mpg). Actual fleet performance is dependent on many factors, including the vehicles and technologies FCA offers, as well as the mix of vehicles consumers choose to buy.

In 2014, trucks, including SUVs, pickup trucks and minivans, accounted for approximately three quarters of FCA sales in the United States. FCA light duty truck fuel economy improved 6% from 2013 to 2014, increasing from 24.5 mpg in 2013 to 26.0. Due to consumer preference for FCA large cars and larger displacement engines in 2014, FCA domestic passenger car mpg declined, from 32.3 in 2013 to 31.1.

The Group introduced a number of new solutions in 2014 to improve the eco-performance of our products.

Innovative Powertrains

The latest addition to the FIRE family of gasoline engines - the 140 hp, 1.4-liter Turbo MultiAir II - was launched in Europe on the new Jeep Renegade in late 2014 and is now also available on the Fiat 500X. This second generation MultiAir technology brings further improvements in fuel efficiency and CO2 emissions (up to 2% based on the New European Driving Cycle), building on the advantages of the first generation MultiAir engines that delivered reductions of up to 10% compared with a conventional gasoline engine of the same displacement.

The new high-performance 1.8-liter Turbo GDI (Euro 6) was introduced on the Alfa Romeo Giulietta for the European market in combination with the 6-speed TCT (twin clutch) sequential automatic transmission. The aluminum engine block, electronically-controlled thermostat, variable displacement oil pump and other features all contribute to the engine’s best-in-class CO2 emissions performance.

The Start&Stop system was introduced on the 8-valve, 1.2-liter versions of the Fiat 500 and Lancia Ypsilon, further improving average CO2 emissions for our vehicle fleet in Europe.

With respect to new diesel engines in Europe, availability of the second-generation 120 hp, 1.6-liter MultiJet II and 140 hp, 2.0-liter MultiJet II, both Euro 6 compliant, has been extended to the Fiat 500X. Equipped with the 1.6-liter engine, the 500X delivers fuel consumption as low as 4.1 liters/100 km and CO2 emissions of 109 g/km (combined cycle). Other eco-friendly technologies on the 500X include: a smart alternator, which modulates energy output based on current energy demand and battery charge level; optimization of the engine cooling circuit to reduce warm-up time; and a variable displacement oil pump that improves energy efficiency by regulating oil pressure based on actual operating conditions.

2014 FCA Annual Report

In the NAFTA region, FCA’s 3.0-liter EcoDiesel engine on the Ram 1500 delivers the highest fuel economy among all full-size truck competitors - 12% higher than the next-closest competitor. In 2014, in response to strong consumer demand, FCA increased the EcoDiesel mix to 20% of Ram 1500 production. This engine is also available on the Jeep Grand Cherokee, delivering 30 miles per gallon with a driving range of more than 730 miles.

During 2014, FCA continued to expand availability of the Group’s advanced technology transmissions. The new Jeep Renegade became the world’s first small SUV with a nine-speed automatic transmission. This transmission delivers a smooth driving experience and improved fuel efficiency. The nine-speed transmission is also available on the new Fiat 500X.

In addition, the Jeep Renegade and Fiat 500X are equipped with rear-axle disconnect, which reduces energy loss when 4x4 capability isn’t needed and, as a consequence, improves overall fuel efficiency. This technology seamlessly and automatically switches between two- and four-wheel drive for full-time torque management under all driving conditions.

FCA’s highly efficient TorqueFlite eight-speed automatic transmission is now powering more than one million vehicles, with availability expanded to include all versions of the Chrysler 300, Dodge Charger and Challenger. The TorqueFlite was already available on the Ram 1500 pickup, Lancia Thema, Dodge Durango and Jeep Grand Cherokee. Depending on the application, this transmission contributes to fuel economy improvements of up to 12%, compared with the previous five-speed and six speed transmissions it replaces.

Research activities on gasoline engines have been devoted to the continuous evolution of the MultiAir system capabilities. The aim is to maintain the highest thermal efficiency over the entire engine operating field. Smart auxiliaries, lightweight materials and low friction components are being assessed for future engine platforms to further reduce fuel consumption and CO2 emissions.

Research activities on diesel engines have been focused on both the combustion process and after-treatment technologies. The aim of the combustion research has been to mitigate pollutant formation and enhance fuel consumption.

Research on after-treatment systems have been focused mainly on passive and active NOx reduction technologies to address real driving conditions.

For Magneti Marelli, eco-sustainable products (Includes hybrid engine, Xenon and LED headlights, LED tail lights, GDI injection systems, electronic control modules, automated manual transmissions and components of dual clutch transmissions) contributed €1.7 billion in revenues for 2014, representing an increase of 21% over the prior year (€1.41billion).

Natural gas, electric and hybrid solutions

A key element in Group’s emissions reduction strategy is the development of alternatives to the conventional gasoline engine.

The Group believes that natural gas is currently the most effective and affordable solution available for reducing CO2 emissions and pollution levels, particularly in urban areas. The level of CO2 emissions from a car running on natural gas is 23% lower than for an equivalent gasoline-powered vehicle. In addition, natural gas in the form of biomethane, which is produced from biomass, has significant potential for development as a widely-available renewable energy source. The Group continued as the undisputed leader in this market sector in Europe with over 56,000 natural gas vehicles sold in 2014 (+34% compared with 2011). In North America, FCA remains the only automaker to offer a factory-built natural gas pickup, the Ram 2500 Heavy Duty CNG. The Group continued research and development of technologies that will use natural gas even more efficiently. Advances in engine technology that leverage the properties of natural gas offer significant potential for achieving solutions to meet the CO2 emissions targets being phased in across Europe through 2020.

2014 FCA Annual Report

FCA maintained its long-standing leadership in biofuel vehicles in Brazil with 683,500 Flexfuel and TetraFuel vehicles sold in 2014, accounting for approximately 98.2% of vehicles sold by the Group. Flexfuel technology enables the use of varying blends of gasoline and bioethanol, while the TetraFuel engine is the first in the world capable of running on four different fuels: bioethanol, Brazilian gasoline (refined crude oil and 22% anhydrous ethanol), standard gasoline and natural gas.

The Group is also investing in hybrid and electric vehicle development. The Fiat 500e battery electric vehicle, launched in the U.S. in 2013 delivers a best-in-class 108 highway MPGe (MPGe is the measure devised by the U.S. Environmental Protection Agency for determining how many miles an electric vehicle can travel on a quantity of battery-generated electricity having the same energy content as a gallon of gasoline) rating and a class-leading 87 miles of combined city/highway driving. In 2014, two new plug-in hybrid electric vehicles were announced in the 2014-2018 FCA Business Plan: a Chrysler Town & Country minivan PHEV for 2016 and a Chrysler Full Size Crossover PHEV. Also included in the Business Plan was the application on a future vehicle of a mild hybrid using belt starter generator (BSG) technology. BSG offers improvement in fuel economy combined with a reduction in CO2 emissions at a relatively low cost.

FCA is focused on researching electric/hybrid solutions that are competitive in terms of both cost and performance. Electric vehicles do not yet offer the same level of advantages for the environment and consumers as natural gas vehicles. Limitations such as cost, range, recharging speed and infrastructure have thus far prevented widespread market penetration of electric vehicles. FCA supports public and private sector pilot projects aimed at overcoming these barriers and testing the market potential for widespread application of electric vehicles. One Group initiative in this area is a car sharing service, established in conjunction with the City of Turin, where FCA has provided a fleet of eight all-electric Fiat 500e vehicles. This represents the first test of the Fiat 500e technology in Europe. The Fiat 500e is also included in the fleet supplied to Expo 2015 by FCA, which is an Official Global Partner for sustainable mobility.

FCA has established partnerships with several government entities, universities and other organizations to develop electric technologies. Among these is a 5-year, €13.7 million partnership with McMaster University, a public research university in Hamilton (Canada), with funding support from the Canadian government. The project will advance FCA’s electrification strategy through the development of multiple prototypes of critical components, platforms and tools designed to strengthen the Company’s future product lines. The first of three phases was completed in 2014, and resulted in the filing of four new patent applications.

Innovative Vehicle Architectures

Solutions for an optimal balance between vehicle safety, comfort and emissions levels are focused on minimizing vehicle weight, aerodynamic drag, rolling resistance and the energy demands of auxiliary systems.

In 2014, the Group introduced the latest architectural solutions on the new Jeep Renegade and Fiat 500X. High-Strength Steels (HSS), which represent more than 70% of the weight of the new Jeep Renegade, ensure a strong, rigid structure. The Renegade was designed with integrated aerodynamic features to reduce drag and contribute to improving fuel economy. These features include fully integrated, aerodynamic-tuned body and fascias; an extensive rear spoiler; integrated underbelly pans; an integrated sill; aerodynamic spats; and a tail lamp designed to kick air off the side of the body.

2014 FCA Annual Report

Sustainable Materials

Research and innovation for materials used in Group vehicles are concentrated in three areas:

•	research on new materials and structures to reduce vehicle weight (e.g., high-strength steels, new light alloys, composite plastic materials)

•	analysis of biomaterials suitable for automotive applications (e.g., recycled polypropylene reinforced with natural fibers for use in vehicle interiors, and bioplastics from renewable sources)

•	identification of alternative uses for materials recovered at end of vehicle life (e.g., use of scrap tires to produce rubberized asphalt)

Promoting Eco-Sustainable Driving

Driving behavior is a significant contributing factor to the environmental impact of vehicles. Aware of the substantial difference drivers can make, FCA has continued to invest in the eco:Drive system, which provides personalized tips to help drivers improve their driving style and, as a consequence, reduce fuel consumption and vehicle emissions. The eco:Drive system is now available on nearly all Fiat and Fiat Professional models sold in Europe, Brazil, the U.S. and Canada.

An analysis of the best drivers revealed that the system can contribute to reducing fuel consumption by as much as 16%. By the end of 2014, eco:Drive had been used by more than 98,400 customers and contributed to annual avoidance of more than
-6,000 tons per year of CO2 emissions.

On the Fiat 500L, 500L and 500X, the latest version of this application, eco:Drive Live, allows drivers to see tips and suggestions via the new Uconnect multimedia system. Real-time feedback on driving style enables immediate reductions in fuel consumption and emissions.

Mobility Models

The Group’s innovation activities also focus on solutions to respond to emerging mobility needs of customers and FCA employees.

One initiative is Enjoy, an innovative car-sharing service launched in Milan, Italy, by the energy company ENI, in collaboration with FCA and Trenitalia. In 2014, Enjoy was extended to include Rome and Florence. Enjoy is designed to address traffic congestion and improve the quality of life for urban residents. FCA supplies the vehicles for this initiative, which represents the largest car-sharing fleet in Italy with more than 1,400 cars. Features of the service include online or smartphone application sign-up and management, as well as the ability to instantly select from a pool of available vehicles parked at locations around the city. Drivers can also leave the vehicle at any of the approved parking facilities within the service coverage area.

Another innovative mobility program, the Fiat 500e Pass, provides alternative transportation to Fiat 500e customers in the U.S. The program offers a flexible solution for situations when a 500e customer needs to drive beyond the vehicle’s range or needs the carrying capability of a larger vehicle. Customers receive up to 12 days of alternate transportation each year for the first three years after the date of purchase.

Mobility options are also available to support employee commuting. One project is easygo, started at Mirafiori, Turin (Italy). Easygo targeted approximately 18,000 employees who commute to and from the complex, and has been implemented in other plants as well. Through a dedicated portal, employees can arrange car-pooling with coworkers and access updated information on public transport and mobility services.

2014 FCA Annual Report

In the U.S., a grassroots sustainability program promotes vanpool options for employee commuting. In 2014, over 170 vanpool participants avoided driving individual vehicles an additional 3 million km.

The program advantages include reducing the environmental impact of daily commuting, as well as employee benefits such as reducing commute times, cost, stress and the risk of accidents.

In addition FCA’s Autonomy program provides tailored vehicle solutions for customers with reduced motor abilities. In Italy, revenues from the sale of Autonomy vehicles totaled €117 million in 2014.

Youth have an important part to play in any discussion about the future of mobility. In collaboration with the Italian Departments of Education and the Environment, FCA launched the Fiat Likes U project in 2012 (with students from eight universities across Italy taking part. The project represents the first time in Europe that an automaker has worked with universities on an initiative to promote environmental awareness and the use of eco-friendly cars through the three-pronged approach of Mobility (free car-sharing service for students), Study (eight €5,000 university scholarships and eight seminars conducted by FCA managers) and Work (eight paid internships within the Group).

The initiative has proved extremely successful: more than 1,200 students used the car service in 2014, which includes a fleet of Fiat Pandas and 500Ls totaling more than 250,000 km. The cities involved in 2014 were Turin, Pisa, Padua, Bologna and Rotterdam.

In addition to the expansion of the program in Italy to 10 national universities, the second phase of the Fiat Likes U project extends to five additional countries: Netherlands, Spain, Poland, Denmark and Germany, reaching 785,000 students.

FCA is also a Global Partner of Expo 2015 in Milan, a non-commercial Universal Exposition oriented towards interpreting the collective challenges faced by humanity.

Beginning in 2013, FCA provided a fleet of sustainable cars for use up to and during the Expo. A total of 35 vehicles are already in use, including 21 natural gas-powered Fiat 500Ls. Closer to the opening of the Expo, an additional 50 natural gas/biomethane Fiat 500Ls will be made available for car sharing by visiting delegations from around the world, together with 10 Fiat 500e electric service vehicles.

In the United States, the Group has been heavily engaged in research on future social and technological trends that will affect nearly every aspect of our business - from design to manufacturing, marketing and human resources. In 2014, three research initiatives focused on mobility trends including Global Urban Mobility, U.S. Family Mobility and U.S. demographics. The research provided insight into functional and experiential vehicle needs for new mobility concepts, services and products.

A customer focused approach

The Group’s products and services are designed to ensure the highest level of customer satisfaction and loyalty by addressing the increasing diversification in mobility needs.

Feedback received during the Stakeholder Engagement events held in 2014 provided confirmation that customer services, vehicle quality and vehicle safety are issues of primary importance to the Group’s stakeholders.

In line with our 2020 targets for engagement with existing and potential customers, we have introduced several innovative communication tools that to help us better understand their individual needs. At the same time, expanded consumer access to information increases expectations that businesses will respond rapidly to their requirements. The Group monitors customer satisfaction on a continuous basis and, where appropriate, develops new customer channels that help contribute to improvements in product safety and service quality.

2014 FCA Annual Report

Interaction with Customers

The Group has established a network of specialist Customer Contact Centers (CCC) whose role is to ensure a consistent, high standard of quality in the interaction with existing and potential customers. A total of 27 Centers with around 1,100 customer care professionals manage more than 11 million contacts a year, with services ranging from information, to complaint management and coordination of roadside assistance in some area. The Customer Contact Centers, together with the dealer network, represent the primary channel of communication with customers.

The CCCs regularly monitor customer satisfaction levels to identify potential areas for improvement in service levels or introduction of customized, on-demand channels of communication. Major emphasis is given to training for personnel who communicate directly with customers given the importance of transparency and professionalism in the customer relationship.

Managing Vehicle Safety

At FCA, we take transportation safety personally. Customers trust the quality and safety of our products, and we constantly do our utmost to warrant this confidence.

In 2014 we made an important organizational move to amplify our commitment to safety, as FCA US established the new office of Vehicle Safety and Regulatory Compliance. The reorganization created a stand-alone organization led by a senior vice president who reports directly to the CEO of FCA US, ensuring a high level of information flow and accountability. This new structure establishes a focal point for working with consumers, regulatory agencies and other partners to enhance safety in real-world conditions.

In addition, the safety organizations in FCA’s four regions - EMEA, NAFTA, LATAM and APAC - constantly share information and best practices in order to harmonize design guidelines and processes. Safety design guidelines are implemented from the concept phase of every new model through the release of detailed design specifications to all the providers of sub-systems for the vehicle.

Our overall approach recognizes that safer highways, improved traffic management and driver education all have a role to play in enhancing safety on the road. That is why we strive to connect our safety efforts to a collective goal we share with our employees, drivers, dealers, suppliers, law enforcement, regulators and researchers.

In 2014, a number of FCA vehicles have earned top ratings based on performing to the highest levels during assessments by independent agencies. These ratings help validate our continuing efforts to deliver the latest advancements in both passive and active safety technologies.

In Europe, Jeep Renegade was awarded the prestigious Euro NCAP Five-Star rating, with an overall score of 80/100, achieving a rating of 87% for adult occupant protection, 85% for child occupant protection, 65% for pedestrian protection and 74% for driving assistance safety systems. Given that Euro NCAP has adopted even stricter thresholds for the Five-Star rating in relation to adult occupant, child occupant and pedestrian protection, this rating is even more significant.

In APAC, the Fiat Ottimo was awarded Five Stars in the C-NCAP conducted in China and the highest possible overall vehicle safety score (Five Stars) was also achieved by Maserati Ghibli in the Australasian New Car Assessment Program (ANCAP).

2014 FCA Annual Report

To date in the U.S., the 2015 Chrysler 200 FWD, Dodge Challenger, Dodge Dart and Jeep Grand Cherokee 4WD have earned Five-Star overall safety ratings in the U.S. NCAP conducted by the National Highway Traffic Safety Administration (NHTSA). The Insurance Institute for Highway Safety (IIHS) gave the Chrysler 200 a Top Safety Pick+ status. Collision-warning systems are a prerequisite to achieve IIHS Top Safety Pick+ status. The IIHS also gave the Dodge Dart a Top Safety Pick rating.

The most noticeable improvements in future safety will occur through the continued integration of active safety systems such as pre-crash warnings, advanced emergency braking, lane departure warnings and lane-keeping assist technologies.

Product Quality

The Group is committed to offering vehicles of the highest quality, while at the same time addressing the specific requirements of each market. Quality practices and processes have been standardized worldwide to ensure consistent achievement of that objective.

Vehicle quality improvements are implemented by dedicated model-specific teams as well as by cross-functional teams. Their activities include establishing preventive checks and controls for processes, identifying areas for improvement and implementing the relevant improvement measures. Quality assessment is based on a comprehensive set of internal metrics, such as reliability, together with external (3rd party) measurement specific to each region.

Employees

The Group’s employees are crucial to its ability to compete as a leader in the global auto sector, as well as to create value that is sustainable over the long term.

As of December 31, 2014, the Group had a total of 228,690 employees, a 1.4% increase over year-end 2013.

Employees by region
Europe	38.5%
North America	37.4%
South America	20.6%
Asia	3.4%
Rest of World	0.1%

Total	100.0%

Employees by category (1) (2)
Hourly	69.5%
Salaried	15.0%
Professional	14.5%
Manager	1.0%

Total	100.0%

(1)	Employee workforce figures reported in this section do not include the 50% Sevel JV in EMEA or the 50% Fiat JV in APAC.
(2)	There are four main categories of employees: hourly, salaried, professional and manager. Professional encompasses all individuals who perform specialized and managerial roles (including “professional” and “professional expert” under the FCA Italy classification system and “mid-level professional” and “senior professional” under the FCA US classification). Manager refers to individuals in senior management roles (including those identified as “professional masters,” “professional seniors” and “executives” under the FCA Italy classification system, and “senior managers” and above under the FCA US classification).

2014 FCA Annual Report

There were a total of 32,198 new hires during the year, of which 44% were in North America, this region experienced continued increases in production to meet consumer demand. Approximately 5,670 fixed-term contracts were converted to permanent, demonstrating the Group’s continued commitment to the long-term stability of the workforce.

Employee turnover
Employees at December 31, 2013	225,587
New Hires	32,198
Departures	(27,912)
Change in scope of operations	(1,183)

Employees at December 31, 2014	228,690

Management and Development

Stakeholder engagement dialogue, which was expanded to all regions worldwide in the past two years, continued to confirm that the professional development of Group employees is an issue of major importance.

Recognizing performance, facilitating professional development and ensuring equal opportunity to compete for key positions within the organization are essential elements of the Group’s commitment to its staff.

FCA uses a structured process to identify and develop talent, as well as to promote employee motivation.

The Performance and Leadership Management (PLM) process implemented worldwide is used to evaluate managers, professionals and salaried employee performance. This program facilitates setting specific objectives for individual results and professional development.

Performance and leadership mapping involves around 60,700 Group employees worldwide, including all managers and professionals, and a sub-set of salaried personnel. The Group also uses other performance evaluation processes to determine individual variable compensation.

Talent management and succession planning are also integral to the Human Resources management model, and are designed to ensure the alignment of objectives and processes across the four operating regions. In 2014, Talent Reviews were conducted for 16 different professional families, companies and functions. These Talent Reviews identified talented individuals with leadership potential who merit additional investment in their professional development.

During the year, the Group also invested around €66 million in training and skill-building initiatives, which represent another important management tool.

The Group’s extensive training programs were expanded to include new initiatives aimed at strengthening individual skills and performance by leveraging the Group’s diversity of talent, experience and cultures. The new initiatives included training and seminars designed to equip employees to operate with the same degree of effectiveness in different cultural settings. About 4.3 million hours of training were provided during the year to around 180,000 employees.

The model adopted in 2012 to evaluate benefits and potential savings from training initiatives has been consolidated as a best practice and refined. Based on the industry leading World Class Manufacturing (WCM) Cost Deployment framework, this model is called Cost Deployment of Training. With reference to the training initiatives most specific to field activities, the potential savings generated from the result of training were calculated. The application of this methodology to on-the-job-training has allowed for the generation of process efficiencies resulting from investments in employee training as well as from converting them into their corresponding economic value. The savings generated through this perimeter of training initiatives was €3.9 million on an overall cost of €1.5 million.

2014 FCA Annual Report

Diversity: Equal Opportunity and Innovation

Diversity is fundamental to the overall success of an organization. FCA is committed to ensuring a work environment where employees feel respected, valued and included. Diversity, including gender diversity, brings a wealth of perspectives and experience to the Group and significantly enhances its ability to compete and to understand customers, cultures and local communities.

During the year, the Group hired people of 65 different nationalities around the world, further enhancing the multicultural makeup of the organization and the diversity of experience and perspectives.

The percentage of female employees continued to grow, reaching 20.3% of the total workforce at year-end 2014. Women now also account for approximately 13.2% of management personnel.

The Group also continued to ensure equal opportunities for minority groups, including specific opportunities for disabled workers.

FCA’s commitment to equal opportunity and to a culture free from discrimination is formally set out in the Group Code of Conduct as well as in guidelines and procedures.

Together, the Code of Conduct and guidelines ensure uniform application of the Group’s standards worldwide, which take precedence in jurisdictions where legislation is less stringent.

Diversity within an organization is closely correlated to the ability to innovate. To help foster creativity at all levels within the organization, the Group has set a long-term goal to increase employee contribution through new initiatives and channels. As part of the World Class Manufacturing (WCM) program, for example, employees worldwide are encouraged to submit suggestions to improve production processes. Specific initiatives in each region are also designed to increase employee involvement and encourage innovative ideas through the use of non-traditional channels and forums. At the FCA US Headquarters and Technology Center, there is a dedicated Innovation Space, which serves as a genuine think tank equipped with tools and materials for idea development. In 2014, nearly 50 training and workshop activities, involving roughly 750 employees, were held in the Innovation Space. In the LATAM region, the BIS program allowed the collection of about 1,500 employee projects in 2014.

The EMEA region launched the iPropose initiative in 2012, which, similar to the BIS program,is designed to encourage employees to propose ideas to reduce cost and increase competitiveness. In 2014, an additional 3,500 employees joined the initiative. The adoption of the best suggestions, as well as the implementation of specific projects led by interfunctional teams and aimed at optimizing value of product and services (e.g. packaging, transportation).

Health and Safety in the Workplace

Fiat Chrysler Automobiles is committed to providing a safe and healthy working environment at every site worldwide and in every area of activity.

2014 FCA Annual Report

The Group’s health and safety strategy targets the following key areas:

•	application of uniform procedures for identification and evaluation of risks

•	adherence to the highest safety and ergonomics standards for plant and machinery design

•	promotion of safe behavior through training initiatives and awareness campaigns

•	assurance of a healthy work environment and promotion of a healthy lifestyle.

For several years, FCA has been tracking and analyzing performance data in each of these areas on a monthly basis. Health and safety performance indicators are, in fact, an integral component of the Group’s industrial performance measures.

The commitment to achieving “zero accidents” is formalized in the Health and Safety Guidelines - which form the basis for policies in each area of activity - and through global adoption of an Occupational Health and Safety Management System (OHSMS) certified to the OHSAS 18001 standard.

At year-end 2014, a total of 134 plants, accounting for 170,000 employees, had an OHSMS in place that was OHSAS 18001 certified.

Measures implemented over the years have contributed to significant improvements in all accident indicators. In 2014, the Frequency Rate was down 21.1% compared with the prior year (with 0.15 accidents per 100,000 hours worked) and the Severity Rate was down 16.7% (with 0.05 days absence due to accidents per 1,000 hours worked).

Effective safety management is also assured through the application of World Class Manufacturing tools and methodologies, active involvement of employees, development of specific know-how and targeted investment.

In Italy, investment in health and safety, combined with other measures, has resulted in a progressive reduction in the level of risk attributed to Group plants by INAIL, the national accident and disability agency. As a result, the Group was eligible for “good performer” premium discounts, resulting in total savings of about €16 million in 2012, €14.6 million in 2013 and €18.4 million in 2014.

In addition to safety in the workplace, the Group also has numerous initiatives to promote the health and well-being of employees and their families.

One example is represented by the FCA “WELL” initiative that promotes a healthy lifestyle and prevention of cardiovascular disease. This focus on healthy lifestyles is reflected in the Group’s sponsorship of Expo 2015, which is dedicated to the theme “access to food that is healthy, safe and sufficient for everyone on the planet.”

Environment Health and Safety Leadership Awards

The Environment Health and Safety Leadership Award (EHSLA) is a group-wide recognition program open to all FCA employees and contractors.

The main objectives of the EHSLA are:

•	to recognize individual and group initiatives that contribute to improvements in the safety and environmental performance of FCA’s products and production processes

•	to promote knowledge sharing and application of best practices

•	to encourage a culture of environmental awareness and safety.

2014 FCA Annual Report

Industrial Relations and Social Dialogue

At the Investor Day held in Auburn Hills on May 6, 2014, FCA presented its 2014-2018 Business Plan to members of the international financial community, dealers, suppliers and media. In addition, as confirmation of the importance the Group places on social dialogue, representatives of the most represented trade unions at Group plants in Europe, the U.S. and Brazil were also invited to attend.

At the European level, EU regulations require that all Community-scale undertakings establish a European Works Council (EWC), which ensures workers the right to information and consultation. Fiat S.p.A., the predecessor of FCA, first established an EWC in 1997 on the basis of the establishing agreement signed in 1996 and subsequently renewed (with amendments and modifications).

During 2014, FCA and the IndustriALL - European Trade Union (The European federation of metalworking, chemical and textile sector trade unions) jointly agreed on solutions to issues, primarily related to the absence of affiliated trade unions in certain Member States, that had prevented the proper establishment of a European Works Council in implementation of the renewal agreement signed in June 2011. The FCA EWC held its first meeting on 19-20 November 2014, with 16 members representing workers in each of the European member states where the Group has a significant presence. Also present were representatives of the trade unions signatories to the establishing agreement. During the meeting, management presented information relating to the Group’s financial performance, changes in workforce, current market conditions and sales performance for each of the Group’s main businesses. Participants were also given an overview of the 5-year business plan for EMEA, as presented on May 6, as well as the corporate reorganization and creation of FCA completed during the year.

Collective bargaining

Collective bargaining, conducted in accordance with local law and practice, resulted in various agreements with trade unions on both wage and employment conditions.

Worldwide, approximately 90% of FCA employees are covered by collective bargaining agreements. Also of major significance in this area are the supplementary pension and health care schemes, which are the result of negotiations and continuous dialogue between FCA and the trade unions.

In Italy, where all employees are covered by collective bargaining, FCA and the trade unions reached an agreement for 2014, which included a €260 one-time payment to all personnel in the company’s employ on the date of the agreement, an in-principle agreement on the employment conditions already negotiated and a commitment to conclude a 3-year collective labor agreement with changes in current wage and employment conditions that reflect the operating requirements of the 2014-2018 business plan. Negotiations for renewal of the collective labor agreement, initiated in late 2014, are still ongoing.

Outside Italy, an average 81% of employees are covered by collective bargaining agreements. That percentage varies from country to country on the basis of local practice and regulations.

For FCA companies in the European Union, wage negotiations in 2014 took into account the fact that the Group’s operations in the region were still loss-making. Plants were operating below capacity and the auto market remained weak as many European economies continue to struggle with low levels of inflation and, in some cases, even deflation. Accordingly, in 2014 the Group worked to contain the cost of labor without reducing activities or personnel.

In Poland, company-level wage negotiations were limited to payment of a one-time amount for employees at Group companies where activity levels had been increased.

2014 FCA Annual Report

In France, the annual negotiation (Négociation Annuelle Obligatoire) concluded with no general wage increases except for the Magneti Marelli plant in Châtellerault, where the reference parameters for 2014 had already been agreed to with the trade unions in 2012.

In Serbia, the 3-year collective agreement for employees of Fiat Automobili Srbija d.o.o in Kragujevaç was renewed at year end, bringing it into line with new labor legislation that came into effect in July 2014. In December, the company defined criteria for the determination of the “Christmas Bonus,” which is based on actual employee hours worked. Following the establishment of trade union representation at Magneti Marelli d.o.o. Kragujevac and pending initiation of negotiations for a company-level agreement, the company will continue to apply the company’s Internal Rulebook, which has been updated to reflect the requirements of the new labor legislation. At Fiat Services d.o.o Kragujevac, trade union representation was established during the year and negotiations for a company-level agreement to replace the Internal Rulebook were initiated. The parties agreed to an extension of the original negotiating deadline to incorporate changes relative to the new labor legislation and negotiations were completed in January 2015.

In Spain, an agreement was reached with trade unions in September to extend the collective labor agreement at Mecaner S.A.U., which expired at year-end 2014, for a further two years. Under the new agreement, wages will be increased by 0.5% in 2015 and 0.9% in 2016.

In Brazil, FIEMG (Federação das Indústrias do Estado de Minas Gerais) and metalworking sector trade unions for the State of Minas Gerais completed wage negotiations in November with agreement to increase the “database” ( Minimum wage ) in line with inflation. Agreements were also negotiated at the company level that provided one-time amounts additional to the sector-level agreement.

In Mexico, the annual contractual negotiation at Teksid Hierro de Mexico concluded with workers being awarded a 4.3% increase in hourly employee wages, in line with inflation. At the Comau facility in Tepotzotlan (since relocated to San Martin Obispo), workers received a 4.5% increase.

In 2014, the level of labor unrest at Group companies in Italy, including local labor actions, was negligible in terms of the number of instances and level of employee participation.

Outside Italy, the overall level of labor unrest was negligible and mostly related to local issues at individual plants.

Management of Production Levels

The Group’s 2014 financial results demonstrated once again the importance of the contribution of FCA US LLC (formerly Chrysler Group LLC) and the global diversification of the Group’s businesses. During the year, the Group was able to respond to higher demand in several markets through the use of flexible labor mechanisms. As part of the 2014-2018 Business Plan presented in May, the Group set out a new industrial strategy for EMEA, where production will be increased to support the planned growth in global sales for the premium brands (Maserati, Jeep, Alfa Romeo) and the 500 family. On the basis of that plan, the Group expects its plants in EMEA will achieve full capacity utilization by 2018 thanks to 40% of total production destined for markets outside Europe. With the European auto market only beginning to shows signs of a recovery in the fourth quarter, work stoppages remained necessary in 2014. The Group maintained its policy of protecting jobs through the use of temporary layoff benefit schemes, where possible or other mechanisms provided under collective bargaining agreements or company policy.

In Italy, Group companies continued to utilize temporary layoff schemes to manage weak demand levels and to implement various restructuring and reorganization activities linked to new investment. There was, however, a 22.1% decrease in utilization of these schemes versus the prior year, reflecting the gradual upturn in production and return of workers to the plants.

2014 FCA Annual Report

Elsewhere in Europe, minimal stoppages were directly related to fluctuations in demand. There were no significant restructurings or reorganizations during the year.

In LATAM, Group shipments were down year-over-year due to continued weak trading conditions across the region.

In Brazil, where the Group maintained its market leadership, the realignment of production levels to changes in market demand was primarily managed through the use of flexible labor mechanisms and reorganization of shifts, in agreement with the unions.

In 2014, FCA US increased vehicle production through revised operating patterns at its NAFTA facilities in response to market demand. To support the increase in production output, the company has correspondingly increased staffing levels, including manufacturing employees to support current and anticipated production volumes, as well as additional engineering, R&D and other highly-skilled employees to support product development, sales, marketing and other corporate activities.

Sustainable Supply Chain Management

Group Purchasing has primary responsibility for supplier management, including establishing global purchasing strategies and processes. The organization works closely with internal clients and suppliers to integrate key environmental, social and governance considerations into its global purchasing processes, enabling responsible and sustainable economic success for the Group as a whole. In addition to the buying teams, several other teams within Group Purchasing support the selection, management and development of a high-quality, high-performing automotive supply base. These include Supplier Quality, Supplier Relations, Product Development Purchasing, and Integration, Methods and Strategy. Group Purchasing operates according to eight Foundational Principles whose objective is to maximize the value of our supplier partnerships. These principles are: 1. mutual transparency, 2. proactive collaboration, 3. sense of urgency, 4. integrity, 5. long-term mindset, 6. empathy and advocacy, 7. continuous improvement and 8. personal accountability.

In 2014, Group Purchasing managed around €53.4 billion in direct materials purchases through a base of 3,127 direct materials suppliers. The supplier base is highly concentrated, with the top 176 suppliers, which are considered strategic, accounting for approximately 59% of total purchases by value. The Group classifies suppliers as strategic through a formal process based on the following criteria: allocated spending amount, production and spare parts capacity, absence of technical and commercially-viable alternatives, and the value of Group procurement orders as a percentage of the supplier’s annual turnover. Approximately 69% of direct materials purchases (by value) are destined for plants in NAFTA, 18% for plants in EMEA, and 8% for plants in LATAM, and 5% for plants in APAC. By source, 71% of direct materials purchases are from NAFTA, 16% from EMEA, 2% from LATAM, and 11% from APAC.

Environmental and Social Impacts of Suppliers

FCA aims to prevent or mitigate any adverse environmental or social impacts that may be directly linked to our own business activities, or to products and services from our suppliers. As partners, suppliers play a key role in the continuity of our activities and can also have a significant impact on external perceptions of our social and environmental responsibility. Any adverse event within the supply chain can not only have a direct, material impact on production and economic performance - both for us and our suppliers - but can also affect our collective reputations. As such, building and maintaining collaborative, long-term relationships with our suppliers are essential elements in the effective prevention or mitigation of any potential negative environmental or social impacts of our activities.

Our target for 2020 is to conduct sustainability audits or assessments of all Tier 1 suppliers with potential exposure to significant environmental or social risks. For strategic suppliers, these audits will be conducted by external auditors.

2014 FCA Annual Report

The assessment of supplier compliance with sustainability criteria is conducted in three phases over a period of approximately one year. The first phase is the completion of a self-assessment questionnaire. In 2014, Group Purchasing introduced the Supplier Sustainability Self-Assessment (SSSA) questionnaire in all four operating regions. This standardized tool - developed by the Automotive Industry Action Group (AIAG) with the contribution of a workgroup that included FCA and other auto industry OEMs and suppliers - has a three-fold purpose: 1) to communicate our expectations to suppliers; 2) to determine the effective level of sustainability activity within the supply base; and 3) to create an effective and efficient tool that reduces the burden of multiple and similar information requests received by suppliers. The Group has developed a user interface (accessible via the eSupplier Connect portal), which can be used by suppliers to complete the SSSA online.

The questionnaire covers environmental, labor practice, human rights, compliance, ethics, diversity, and health and safety criteria. During 2014, it was expanded with an increased emphasis on water and environmental stewardship.

The results of the self-assessment are used to create a risk map for the purpose of identifying any suppliers that may be at risk and, therefore, require further investigation.

On-site Supplier Audits may be conducted by either FCA Supplier Quality Engineers (SQE) or external auditors. If any critical issues are identified during an audit, a supplier may be placed on watch status or, in particularly severe cases, the relationship with the supplier may be suspended or terminated. Where areas for improvement are identified, a plan of corrective actions may be developed with the supplier concerned. Each action plan sets out specific responsibilities within the supplier’s organization, activities and deadlines for implementation.

In addition to the existing monitoring programs, the Group has also adopted models of consultation and collaboration with suppliers based on effective, interactive communication processes. Initiatives such as local seminars, discussion forums and training programs have been developed over the years to facilitate the exchange of ideas and knowledge and to increase the level of collaboration.

On the environmental front, for example, suppliers are encouraged to develop internal policies and guidelines and to adopt a certified environmental management system. As part of the Group’s 2020 target to monitor CO2 emissions of at least 90% of our top suppliers, we are continuing to support suppliers in addressing climate change issues, including reducing greenhouse gas emissions.

In 2014, selected suppliers were invited to participate in CDP’s supply chain program. The 88 suppliers that disclosed (out of 126 invited) achieved a score of 65/100 for transparency in disclosure and placed in the C performance band for commitment toward reducing carbon emissions. The results revealed that measures implemented by these suppliers had yielded a 62 million ton reduction in CO2 equivalent emissions. The Group has also initiated a series of consultations with several strategic suppliers on monitoring water management within the supply chain and, over the next few years, developing a joint water stewardship strategy in water-stressed areas.

Another important area of long-term focus for the Group, in collaboration with industry peers and stakeholders, is the respect of human rights and working conditions at all levels in the supply chain. In-depth training on responsible working conditions is offered to suppliers in partnership with AIAG. Developed in collaboration with other automakers, the training is designed to help assure and protect the rights and dignity of the workers who make vehicle components. We are also committed to promoting entrepreneurial growth by providing entrepreneurs the practical capacity-building training they need to achieve a higher level of sustainability.

In addition, the Group encourages supplier innovation through various initiatives focused on cost reduction. The Technical Cost Reduction SUPER (SUpplier Product Enhancement Reward) Program, for example, encourages suppliers to be proactive by sharing the economic benefits generated through proposals for innovative manufacturing technologies and leaner component design. During 2014, approximately 300 ideas were implemented by suppliers in NAFTA, EMEA and LATAMregions, allowing to share economic benefits for approximately €43 million.

2014 FCA Annual Report

Reducing the environmental impact of manufacturing and non-manufacturing processes

FCA is fully committed to minimizing the impact of our activities on the environment in all areas from manufacturing processes to logistics, dealerships and commercial and administrative offices. Efforts to reduce our environmental footprint and continuously improve environmental performance are an integral part of the Group’s overall industrial strategy.

A recent example of this commitment is the new Jeep plant in Pernambuco, Brazil, where FCA is dedicating the maximum know-how and resources to make it the Group’s most technologically-advanced and sustainable plant in the world.

World class manufacturing processes

The World Class Manufacturing (WCM) program was first adopted about 10 years ago and has been implemented at nearly all FCA plants worldwide. WCM represents the concrete application of our model of environmental sustainability and, in particular, our efforts to reduce the impacts of our production processes. WCM is a rigorous manufacturing methodology that involves the entire organization and encompasses all phases of production and distribution. In 2014, approximately 48,000 WCM-related projects were implemented, including several specifically targeted at reducing environmental impacts. Through the Environment Pillar, in particular, specific tools and methodologies are developed to reduce waste and optimize the use of natural resources. Approximately 3,700 projects based on this pillar led to reductions in natural resources consumption.

The Group has also developed an Environmental Management System (EMS), aligned with ISO 14001 standards, which has been implemented worldwide. The EMS consists of a system of methodologies and processes designed to prevent or reduce the environmental impact of the Group’s manufacturing activities through, for example, reductions in emissions, water consumption and waste generation and conservation of energy and raw materials. At year-end 2014, 100% of FCA plants included in the 2012 scope of reporting were ISO 14001 certified.

Energy Consumption and Emissions

In response to increasingly stringent environmental regulations, the Group is continuously researching solutions that will enable further reductions in greenhouse gas emissions and the use of fossil fuels. Over time, this has also generated significant savings in energy-related costs.

In 2014, approximately 2,700 energy-related projects developed under WCM contributed to a reduction of approximately 3,300 terajoules in energy used, with a corresponding reduction of around 290,000 tons in CO2 emissions.

As a result of the success of these energy-related initiatives, energy consumption remained in line with the prior year - despite a year-over-year increase in production volumes - and was well below the 2010 level in both absolute terms and on a per vehicle produced basis.

Direct and indirect energy consumption (terajoules)	2014	2013	2012
Total energy consumption	48,645	48,322	45,692

Total CO2 emissions from manufacturing processes also remained stable compared with 2013, but well below the 2010 level also on both a total and per vehicle produced basis.

2014 FCA Annual Report

FCA uses CO2 emissions per vehicle produced as the primary indicator of its energy performance and, for 2020, is targeting a 32% reduction compared with 2010.

Total CO2 emissions (thousands of tons of CO2)	2014	2013	2012
Total CO2 emissions	4,283	4,178	3,965

In 2014, 20.4% of electricity used at FCA plants was from renewable sources.

Water Management

In many parts of the world, water scarcity is one of the greatest challenges faced by governments, businesses and individuals.

To protect this essential natural resource, the Group has adopted Water Management Guidelines that establish criteria for sustainable management of the entire water cycle, including technologies and procedures to maximize recycling and reuse of water and minimize the level of pollutants in discharged water.

In 2014, the level of water reuse in the manufacturing cycle at FCA plants worldwide was 99.3%, representing a total of about 3.3 billion m3 in water savings.

As a result, total water consumption (withdrawal) was reduced by 1.1% versus 2013 (generating savings of approximately €2.4 million) and 27.9% versus 2010. For 2020, FCA is targeting a 40% reduction in water consumed per vehicle produced compared with 2010.

Water withdrawal (thousands of m3)	2014	2013	2012
Total water withdrawal	24,653	24,936	25,874

Waste Management

To reduce the consumption of raw materials and related environmental impacts, FCA has implemented procedures to ensure maximum recovery and reuse of materials and minimum waste. What cannot be reused is recycled. If neither reuse nor recovery is possible, waste is disposed of using the method having the least environmental impact, with landfills only used as a last resort. These principles are incorporated in the Waste Management Guidelines formalized in 2012 and adopted at Group sites worldwide.

As a result of continued improvements in the waste management cycle, FCA achieved a 3.6% year-over-year reduction in total waste generated despite higher production volumes.

At the Group level, the percentage of waste recovered increased to 80.6% of total waste generated. Waste sent to landfill accounted for 16.9% and was essentially related to inert sand from Teksid foundries. Plants that produce for the mass-market brands, which account for the majority of total waste generated, reduced waste to landfill either to zero or very close to zero. For hazardous waste, the Group achieved a 3.3% year-over-year reduction (-38.8% since 2010).

The reduction in the total volume of waste generated led to savings of around €9 million and revenues of around €32 million worldwide in 2014.

2014 FCA Annual Report

Waste generated (thousands of tons)	2014	2013	2012
Waste recovered (1)	1,406	1,339	1,291
% of waste recovered (1)	80.6%	74.0%	73.3%
Waste disposed of	338	470	470
Total waste generated	1,744	1,809	1,761

of which hazardous	38	39	40

(1)	2012 and 2013 data updated to be consistent with Global Reporting Initiative G4 standard.

Logistics Processes

Efficient and eco-sustainable logistics are important elements of the FCA value creation process.

In recent years, we have significantly reduced both the environmental impact and the cost of our logistics activities. This has primarily been possible through increased use of reusable packaging and optimization of transport flows throughout the supply chain which has reduced emissions and traffic associated with the movement of materials, components and finished products.

In 2010, the Group published the Green Logistics Principles as part of a process of greater coordination with our logistics partners. These principles focus on four main areas:

•	low-emissions transport

•	intermodal transport solutions

•	optimized use of available transport capacity

•	reduced use of packaging and protective materials.

Several initiatives have been launched in support of these principles.

In EMEA, Mopar Parts and Service increased the use of reusable containers in 2014, leading to a year-over-year reduction of more than 1,000 tons of cardboard and wood used in packaging and shipping, and generating €150,000 in cost savings.

In addition, increased use of reusable containers on international routes to and from NAFTA resulted in a further reduction of 201 tons of wood between July and December 2014.

We have also set targets for increased use of low emissions and alternative fuel vehicles in our fleet, which will further improve environmental performance and costs.

In 2014, the Group purchased 24 new Euro VI trucks for transport operations in EMEA and ordered 179 compressed natural gas trucks for FCA Transport fleet in NAFTA.

FCA is also engaging external carriers through Green Clauses in contracts, questionnaires, workshops and certifications.

Eco-sustainable dealers

In 2014, the Group continued a number of initiatives to extend its environmental commitment to the dealer network.

In Brazil, the Sustainability Program for Dealerships was launched, with 559 dealerships (accounting for 84% of the FCA network in Brazil) participating in the first step of the initiative.

2014 FCA Annual Report

In Italy, Group-owned dealerships implemented measures that led to a 19% reduction in energy consumption and avoidance of 1,500 tons in CO2 emissions versus 2012. Over the same time period, 6,600 tons in CO2 emissions were avoided through the use of electricity generated from renewable sources, resulting in both environmental benefits and cost savings. During 2014, specific initiatives to monitor energy and water consumption were implemented at Group-owned dealerships in other European countries.

Offices

During the year, the Group continued its program of replacing electronic office equipment (computers, monitors and printers) with energy-efficient equipment certified by Energy Star, as well as the migration from physical to virtual servers. For the period 2010-2014, these initiatives led to a reduction of more than 33,400 tons of CO2 emissions.

New and existing initiatives provided the opportunity for employee involvement and training on issues relating to personal health, the environment (waste management, water consumption, energy savings) and good practices in the workstation environment. The ultimate objective of these initiatives is to generate awareness of sustainable practices applicable both in the office and at home. One example is the Better Office initiative - implemented at various facilities in Italy and covering approximately 2,300 employees - through which employees are given tips on sustainable practices in the office and at home via information leaflets, videos and signage. In 2015, the initiative will be extended to other sites and countries.

Another initiative is the Zero Waste to Landfill program instituted at the FCA US Headquarters and Technology Center in Auburn Hills (Michigan, U.S.), where more than 14,600 people work. Of a total 7,626 tons of waste generated at the Auburn Hills complex during 2014, zero waste was disposed of via landfill.

At the same site, in 2014, manual cooling demand-matching controls were replaced with automatic controls, reducing annual electricity consumption by 12 million kWh, eliminating 9,000 tons of CO2 emissions and saving over €525,000.

Responsibility to local communities

The Group actively contributes to the advancement of local communities through initiatives that, in line with the Fiat Chrysler Automobiles (FCA) Guidelines for Investment in Local Communities, are also consistent with the characteristics and positioning of the Group and its brands. Depending on the scope and level of financial commitment, projects are approved and managed either centrally or locally by the relevant plant, company or brand.

Initiatives primarily target communities around the Group’s industrial sites and, from time to time, also include responses to natural disasters in other geographic areas. Social initiatives primarily take the form of investment in targeted projects, planned in collaboration with local stakeholders, which contribute to the long-term development of the local community. In addition to monetary contributions, the Group’s investment also often includes employees volunteering their time and knowledge on projects that address community development, education, the environment and basic social needs.

Particular attention has been given to educational initiatives, which accounted for 52.9% of more than €24 million contributed in 2014, as education is vital to the sustainable development and quality of life in local communities. The Group has set specific targets for 2020 to advance education and training among youth, with a particular focus on programs designed to expand science, technology, engineering and math skills and opportunities, including initiatives that address innovation, mobility and environmental issues.

Specific indicators are used to measure the impact and effectiveness of local community initiatives and identify opportunities for further development.

2014 FCA Annual Report

Remuneration of Directors.

Introduction

This Remuneration Report (the “Report”) describes the Company’s remuneration policy applicable to the Executive Directors (the “Policy”) and the remuneration paid to the members of the Company’s Board of Directors in 2014 (both Executive and non-Executive Directors). Information is also provided on the remuneration paid to the members of Fiat S.p.A.’s Board of Directors in 2014.

Prior to the completion of the Merger, Fiat, as FCA’s sole shareholder, adopted the Policy, which will remain effective until a new remuneration policy is approved by FCA’s first general shareholders’ meeting following completion of the Merger. The form and amount of the compensation to be paid to each of FCA’s directors is determined by the FCA Board of Directors in accordance with the remuneration policy.

Remuneration Policy for Executive Directors

The Board of Directors determines the compensation for our executive directors at the recommendation of the Compensation Committee and with reference to the remuneration policy. The remuneration policy is approved by shareholders and is published on our corporate website www.fcagroup.com.

The objective of the remuneration policy is to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and by motivating such executives to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values.

The Policy is based on the remuneration policies adopted in the past by the Company (and its predecessors) as aligned with Dutch law and the Dutch Corporate Governance Code.

Features of the remuneration for executive directors

FCA’s compensation policy aims to provide total compensation that:

•	Attracts, retains and motivates qualified executives;

•	Is competitive against the comparable market;

•	Reinforces our performance driven culture and meritocracy; and

•	Is aligned to shareholders interests.

The remuneration structure for executive directors provides a fixed component as well as short and long-term variable performance based components. FCA believes that the remuneration structure promotes the interests of FCA in the short and the long-term and is designed to encourage the executive directors to act in the best interests of the Company and not in their own interests. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, the financial and operational results as well as other business objectives of FCA.

In general, the fixed remuneration component of executive directors compensation is intended to adequately compensate individuals for services performed even if the variable compensation components are not received as a result of the performance targets set by the Board of Directors not being met. This is considered fundamental in discouraging behaviour that is aimed solely at achieving short-term results and actions inconsistent with the target level of risk established by the Group.

2014 FCA Annual Report

Executive directors are also eligible to receive variable compensation, either immediate or deferred, subject to the achievement of pre-established challenging economic and financial performance targets.

The Company establishes target compensation levels using a market-based approach and periodically benchmarks its executive compensation program against peer companies and monitors compensation levels and trends in the market.

For the CEO, the competitive benchmark included both a US and European peer group. The US peer companies included General Motors, Ford, General Electric, Hewlett-Packard, IBM, Boeing, Procter & Gamble, Johnson & Johnson, PepsiCo, United Technologies, Dow Chemical, Caterpillar, ConocoPhillips, Pfizer, Lockheed Martin, Johnson Controls, Honeywell, Deere, General Dynamics, 3M, Northrop, Grumman, Raytheon, Xerox, Goodyear, Whirlpool. The non US peer companies included Volkswagen, Daimler, BMW Group, Siemens, Nestlé, BASF, ArcelorMittal, Airbus, Peugeot, Unilever, Novartis, Saint-Gobain, Renault, Bayer, ThyssenKrupp, Rio Tinto, Roche, Continental, Lyondell Basell, Sanofi, and Volvo.

For the Chairman, the same peer group companies were used excluding those companies who do not have an Executive Chairman only role. Most US companies in the peer group do not have a separate Executive Chairman role; whereas, most European companies in the peer group do.

Remuneration of Executive Directors

Introduction

The level and structure of the remuneration of the Executive Directors will be determined by the Company’s Board of Directors at the recommendation of the Compensation Committee within the scope of the Policy and taking into account the scenario analyses made. It will furthermore be based on compensation levels offered in the market in general and for the sector.

The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market.

Remuneration elements

On such basis, the compensation of executive directors consists, inter alia, of the following elements:

Fixed component

The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors is to attract and retain well qualified senior executives. The Company’s policy is to periodically benchmark comparable salaries paid to other executives with similar experience in its compensation peer group.

Variable components

The Company’s Chairman is not eligible to receive variable compensation while the CEO is eligible to receive variable compensation, subject to the achievement of pre-established financial and other designated performance targets. The variable components of the CEO’s remuneration, both the short and the long-term components, are linked to predetermined, assessable targets.

Annually, scenario analyses are carried out with respect to the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive directors. Such analysis was also carried out for the financial year 2014.

2014 FCA Annual Report

Short-Term Incentives

The primary objective of performance based short-term variable cash based incentives is to focus on the business priorities for the current or next year. The CEO’s short-term variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the non-executive directors each year.

In regards to the CEO’s annual performance bonus determination, the Compensation Committee and the non-executive directors:

•	approve the executive directors’ target and maximum allowable bonus,

•	select the choice and weighting of metrics,

•	set the stretch objectives,

•	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement, and approve the final bonus determination

The annual objectives for the CEO are comprised of three equally weighted metrics, Trading Profit, Net Income, and Net Industrial Debt. The target achievement for target incentive (which is 100% of base salary) corresponds to the Board approved targets each year and is consistent with the Company’s five year business plan and external guidance to investors. The threshold for any incentive earned is 90% of target and maximum payout of 2.5 x base salary is set at achieving 150% of the objectives or greater. Results and achievement are reviewed by the Compensation Committee each year typically in the January Board meeting.

Long-Term Incentives

The primary objective of the performance based long-term variable equity based incentives is to reward and retain well qualified senior executives over the longer term while aligning their interests with those of shareholders.

FCA’s long-term variable incentives consists of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s strategic horizon.

As typical with the objective of using equity based awards, these awards help align the executive directors’ interests with shareholder interests by delivering greater value to the executive director as shareholder value increases.

On 4 April 2012, Fiat S.p.A. General Shareholders Meeting adopted a Long Term Incentive Plan (the “Retention LTI”), in the form of stock grants. As a result of the Shareholders’ resolution the Group attributed the Chief Executive Officer with 7 million rights, representative of an equal number of Fiat S.p.A. ordinary shares. The rights vested ratably, one third on 22 February 2013, one third on 22 February 2014 and one third on 22 February 2015, subject to the requirement that the Chief Executive Officer remained in office.

On October 29, 2014, in connection with the formation of FCA and the presentation of the new five year business plan, the Board of Directors of FCA approved an equity incentive plan (“EIP”) and a new long term incentive program, covering a five year performance period, 2014-2018, consistent with the Company’s strategic horizon and under which equity awards can be granted to eligible individuals. The award vesting under the program is conditional on meeting two independent metrics, Net Income and Relative Total Shareholder Return weighted 50/50 at target. The awards have three (3) vesting opportunities, one-third after three years’ cumulative results, one-third after four years’ cumulative results and the final third after the full five years’ results. Half of the target award that is subject to the Net Income metric’s performance

2014 FCA Annual Report

begins a payout at 80% of the target achieved and the maximum payout is at 100% of target. With respect to the other half of the award, the Relative Shareholder Return metric has a partial vesting if ranked 7th or better among an industry specific peer group of 11 and a maximum pay-out of 150% if ranked 1st among the 11 peers. The peer group includes FCA, Volkswagen AG, Toyota Motor, Daimler AG, General Motors, Ford Motor, Honda Motor, BMW AG, Hyundai Motor, PSA Peugeot Citroen, and Renault SA. Awards to the CEO of performance share units under this program are subject to the approval of the shareholders at the next general meeting of shareholders and are described in the relevant materials.

Extraordinary Incentives

In addition, upon proposal of the Compensation Committee, the non-executive directors retain authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results, with the form of any such bonus (cash, common shares of the Company or options to purchase common shares) to be determined by the non-executive directors.

In 2014, the non-executive directors exercised this authority and approved a €24.7 million (US$ 30 million) cash award, a one-time grant of 1,620,000 restricted shares (which is subject to the approval of the Company’s general meeting of shareholders and will vest upon approval) and a €12 million (US$ 15 million) post-mandate award for the CEO, who was instrumental in major strategic and financial accomplishments for the Group. Most notably, through the CEO’s vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders, employees and stakeholders.

Pension Provisions and Severance Payments

Both executive directors have a post-mandate benefit in an amount equal to five times their last annual base compensation. The award is payable quarterly over a period of 20 years commencing three months after the conclusion of employment with the Company, with an option for a lump sum payment. In addition, the CEO participates in Company sponsored pension schemes and is eligible for the post-mandate benefit mentioned in the previous paragraph. In 2014 the Company booked in connection with all these benefits an amount of € 12.9 million. For the CEO, an amount of two (2) times the prior year fixed and variable compensation is provided in the event of an involuntarily termination except for reason of termination for cause.1

Other Benefits

Executive directors may also be entitled to usual and customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident and disability insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.

Remuneration Policy for Non-Executive Directors

Remuneration of non-executive directors is set forth in the remuneration policy approved by the Company’s Shareholders and periodically reviewed by the Compensation Committee.

The current annual remuneration for the non-executive directors is:

•	US$200,000 for each non-executive director

[1]	In 2014 Ferrari S.p.A. booked an amount of €15 million in connection with the resignation as Chairman of Ferrari S.p.A. of Mr. Luca Cordero di Montezemolo, former director of Fiat. S.p.A.

2014 FCA Annual Report

•	An additional US$10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman.

•	An additional US$5,000 for each member of the Compensation Committee and the Governance Committee and $15,000 for the Compensation Committee Chairman and the Governance Committee Chairman

•	An additional US$25,000 for the lead independent director

•	An automobile perquisite of one (1) assigned company-furnished vehicle, rotated semi-annually, subject to taxes related to imputed income/employee price on purchase or lease of Company vehicles.

Non-executive directors elect whether their annual retainer fee will be made in half in cash and common shares of FCA or 100% in common shares of FCA; whereas, the committee membership and committee chair fee payments will be made all in cash (providing a board fee structure common to other large multinational companies to help attract a multinational board membership). Remuneration of non-executive directors is fixed and not dependent on FCA’s financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans.

Set forth below is information relating to the fixed and variable compensation (including other benefits, but excluding the extraordinary incentives, pension provisions and severance payments described above) that was paid in 2014 by FCA and its subsidiaries to the current members of the FCA Board of Directors and to the individuals who served on Fiat’s Board of Directors as of October 11, 2014, including as a consequence of the applicable performance criteria having been met. None of Messrs. Marchionne, Palmer or Neilson received compensation for their services as directors or officers of FCA prior to the effective time of the Merger.

2014 FCA Annual Report

In Euro	Office held	In office from/to	Annual fee		Annual Incentive (1)	Other Compensation		Total
Directors of FCA N.V.
ELKANN John Philipp	Chairman	01/01/2014-12/31/2014	1.442.161		—	243.702	(2)	1.685.863
MARCHIONNE Sergio	CEO	01/01/2014-12/31/2014	2.500.108		4.000.000	111.410		6.611.518
AGNELLI Andrea	Director	01/01/2014-12/31/2014	80.211		—	—		80.211
BRANDOLINI D’ADDA Tiberto	Director	01/01/2014-12/31/2014	80.211		—	—		80.211
EARLE Glenn	Director	06/23/2014-12/31/2014	74.065		—	—		74.065
MARS Valerie	Director	10/12/2014-12/31/2014	42.212		—	—		42.212
SIMMONS Ruth J.	Director	10/12/2014-12/31/2014	42.212		—	1.774	(2)	43.986
THOMPSON Ronald L.	Director	10/12/2014-12/31/2014	62.295	(3)	—	1.589	(2)	63.884
WHEATCROFT Patience	Director	01/01/2014-12/31/2014	106.716		—	—		106.716
WOLF Stephen M.	Director	10/12/2014-12/31/2014	54.836	(3)	—	1.520	(2)	56.356
ZEGNA Ermenegildo	Director	10/12/2014-12/31/2014	42.212		—	—		42.212
Former directors of Fiat S.p.A.
BIGIO Joyce Victoria	Director	01/01/2014-10/11/2014	66.347		—	—		66.347
CARRON René	Director	01/01/2014-10/11/2014	70.250		—	—		70.250
CORDERO DI MONTEZEMOLO Luca	Director	01/01/2014-10/11/2014	2.095.528		—	—		2.095.528
GROS-PIETRO Gian Maria	Director	06/22/2014-10/11/2014	45.653		—	—		45.653

TOTAL			6.805.017		4.000.000	359.995		11.165.012

(1)	The annual incentives are related to the performance in 2014 which are paid out in 2015.
(2)	The stated amount refer to the use of transport
(3)	The amount in the table refers to both FCA NV and FCA US board service fees.

The tables below give an overview of the stock option plans and share plans of the Company held by the CEO (for stock options) and by the CEO and other Board Members for share plans.

Stock Options

	Grant Date	Exercise Price (€)	Number of Options
Beginning Balance as of 1/1/2014
	26/07/2004	6,583	10.670.000
	03/11/2006	13,370	6.250.000

Beginning Total			16.920.000

Vested/Not Exercised			16.920.000
Not Vested			—
Options granted during in 2014	—	—	—
Options exercised in 2014
	26/07/2004	6,583	10.670.000
	03/11/2006	13,370	6.250.000

Total Options Exercised in 2014			16.920.000

Closing Total			—

2014 FCA Annual Report

Share Plans

	Grant Date	Vesting Date	Fair Value on Granting	Thompson	Wolf	Simmons	Marchionne	Total
Beginning balance 01/01/2014

Fiat Stock grants	04/04/2012	02/22/2015	€ 4.205	—	—	—	4,666,667	4,666,667

2009 FCA US RSUs	11/12/2009	06/10/2012	US$ 10.47	499,478	499,478	—		998,957
2012 FCA US RSUs	07/30/2012	06/10/2013	US$ 10.47	25,032	25,032	25,032	25,032	100,128
2013 FCA US RSUs	07/30/2013	06/10/2014	US$ 10.47	20,161	20,161	20,161	20,161	80,645

				544,672	544,672	45,193	45,193	1,179,730	(2)

Post-dilution adjusted(3) beginning balance 01/01/2014

Fiat stock grants	04/4/2012	02/22/2015	€ 4.205	—	—	—	4,666,667	4,666,667

2009 FCA US RSUs	11/12/2009	06/10/2012	US$ 8.07	648,023	648,023	—		1,296,047
2012 FCA US RSUs	07/30/2012	06/10/2013	US$ 8.07	32,477	32,477	32,477	32,477	129,906
2013 FCA US RSUs	07/30/2013	06/10/2014	US$ 8.07	26,157	26,157	26,157	26,157	104,629

				706,657	706,657	58,634	58,634	1,530,582

Granted during 2014
Vested during 2014
Fiat stock grants	04/04/2012	02/22/2015	€ 4.205				2,333,333	2,333,333
2013 FCA US RSUs	07/30/2013	06/10/2014	US$ 8.07	26,157	26,157	26,157	26,157	26,157

Ending Balance as of 12/31/2014

FCA stock grants	04/4/2012	02/22/2015	€ 4.205	—	—	—	2,333,334	2,333,334

2009 FCA US RSUs(4)	11/12/2009	06/10/2012	US$ 9.00	648,023	648,023	—		1,296,047
2012 FCA US RSUs(4)	07/30/2012	06/10/2013	US$ 9.00	32,477	32,477	32,477	32,477	129,906
2013 FCA US RSUs(4)	07/30/2013	06/10/2014	US$ 9.00	26,157	26,157	26,157	26,157	104,629

				706,657	706,657	58,634	58,634	1,530,582

(1)	Fair value of the FCA US RSUs beginning balance and ending balances reflects the reevaluation price in effect on those dates.
(2)	Mr. Marchionne does not receive any direct compensation for his service on behalf of FCA US (previously FCA US Group LLC). In connection with his service as a Director of FCA US, similarly to the equity-based compensation granted to the other Board Members, he was assigned “Restricted Stock Units” under the Director RSU Plan. Such RSUs will be paid within 60 days following the date he ceases to serve as a Director. FCA US RSU awards were adjusted for dilution by a factor of 1.2974 in June 2014.
(3)	FCA US RSU awards were adjusted for dilution by a factor of 1.2974 in June 2014.
(4)	FCA US RSUs will be paid within 60 days following the date FCA NV Board service ceases. The FCA US RSUs were revalued at US$ 9.00/unit as of December 31, 2014.

The total cost booked in 2014 by the Company in connection with the share plans was €2.6 million; no costs were booked in 2014 for stock options plans.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2014 was approximately €22 million, including €2 million of pensions and similar benefits paid or set aside by us. The aggregate amounts include 19 executives at December 31, 2014; during 2014, organizational changes occurred that were taken into consideration, pro-rata temporis, in the total compensation figures.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

Consolidated Financial Statements

At December 31, 2014

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

CONSOLIDATED INCOME STATEMENT

for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
			(€ million)
Net revenues	(1)	96,090	86,624	83,765
Cost of sales	(2)	83,146	74,326	71,473
Selling, general and administrative costs	(3)	7,084	6,702	6,775
Research and development costs	(4)	2,537	2,236	1,858
Other income/(expenses)		197	77	(68)
Result from investments:	(5)	131	84	87
Share of the profit of equity method investees		117	74	74
Other income from investments		14	10	13
Gains and (losses) on the disposal of investments	(6)	12	8	(91)
Restructuring costs	(7)	50	28	15
Other unusual income/(expenses)	(8)	(390)	(499)	(138)

EBIT		3,223	3,002	3,434
Net financial expenses	(9)	2,047	1,987	1,910

Profit before taxes		1,176	1,015	1,524

Tax expense/(income)	(10)	544	(936)	628

Profit from continuing operations		632	1,951	896

Net profit		632	1,951	896

Net profit attributable to:
Owners of the parent		568	904	44
Non-controlling interests		64	1,047	852
Basic earnings per ordinary share (in €)	(12)	0.465	0.744	0.036
Diluted earnings per ordinary share (in €)	(12)	0.460	0.736	0.036

The accompanying notes are an integral part of the Consolidated financial statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ million)
Net profit (A)		632	1,951	896

Items that will not be reclassified to the Consolidated income statement in subsequent periods:
(Losses)/gains on remeasurement of defined benefit plans	(23)	(333)	2,676	(1,846)
Share of (losses)/gains on remeasurement of defined benefit plans for equity method investees	(23)	(4)	(7)	4
Related tax impact	(23)	29	239	3

Total items that will not be reclassified to the Consolidated income statement in subsequent periods (B1)		(308)	2,908	(1,839)

Items that may be reclassified to the Consolidated income statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments	(23)	(292)	162	184
(Losses)/gains on available-for-sale financial assets	(23)	(24)	4	27
Exchange differences on translating foreign operations	(23)	1,282	(720)	(285)
Share of Other comprehensive income/(loss) for equity method investees	(23)	51	(88)	36
Related tax impact	(23)	73	(27)	(24)

Total items that may be reclassified to the Consolidated income statement in subsequent periods (B2)		1,090	(669)	(62)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		782	2,239	(1,901)

Total Comprehensive income/(loss) (A)+(B)		1,414	4,190	(1,005)

Total Comprehensive income/(loss) attributable to:
Owners of the parent		1,282	2,117	(1,062)
Non-controlling interests		132	2,073	57

The accompanying notes are an integral part of the Consolidated financial statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At December 31, 2014 and 2013

		At December 31,
	Note	2014	2013
		(€ million)
Assets
Intangible assets:		22,847	19,514
Goodwill and intangible assets with indefinite useful lives	(13)	14,012	12,440
Other intangible assets	(14)	8,835	7,074
Property, plant and equipment	(15)	26,408	23,233
Investments and other financial assets:	(16)	2,020	2,052
Investments accounted for using the equity method		1,471	1,388
Other investments and financial assets		549	664
Defined benefit plan assets		114	105
Deferred tax assets	(10)	3,547	2,903

Total Non-current assets		54,936	47,807

Inventories	(17)	12,467	10,278
Trade receivables	(18)	2,564	2,544
Receivables from financing activities	(18)	3,843	3,671
Current tax receivables	(18)	328	312
Other current assets	(18)	2,761	2,323
Current financial assets:		761	815
Current investments		36	35
Current securities	(19)	210	247
Other financial assets	(20)	515	533
Cash and cash equivalents	(21)	22,840	19,455

Total Current assets		45,564	39,398

Assets held for sale	(22)	10	9

Total Assets		100,510	87,214

Equity and liabilities
Equity:	(23)	13,738	12,584
Equity attributable to owners of the parent		13,425	8,326
Non-controlling interest		313	4,258
Provisions:		20,372	17,427
Employee benefits	(25)	9,592	8,326
Other provisions	(26)	10,780	9,101
Deferred tax liabilities	(10)	233	278
Debt	(27)	33,724	30,283
Other financial liabilities	(20)	748	137
Other current liabilities	(29)	11,495	8,963
Current tax payables		346	314
Trade payables	(28)	19,854	17,207
Liabilities held for sale	(22)	—	21

Total Equity and liabilities		100,510	87,214

The accompanying notes are an integral part of the Consolidated financial statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ million)
Cash and cash equivalents at beginning of the period	(21)	19,455	17,666	17,526

Cash flows provided by operating activities:
Net profit for the period		632	1,951	896
Amortization and depreciation		4,897	4,635	4,201
Net losses on disposal of tangible and intangible assets		8	31	14
Net (gains)/losses on disposal of investments		(10)	(8)	91
Other non-cash items	(32)	352	535	582
Dividends received		87	92	89
Change in provisions		1,239	457	63
Change in deferred taxes		(179)	(1,578)	(72)
Change in items due to buy-back commitments and GDP vehicles	(32)	178	93	(61)
Change in working capital	(32)	965	1,410	689

Total		8,169	7,618	6,492

Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(32)	(8,121)	(7,492)	(7,564)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries		(17)	(166)	(24)
Net cash acquired in the acquisition of interests in subsidiaries and joint operations	(32)	6	15	14
Proceeds from the sale of tangible and intangible assets		40	59	118
Proceeds from disposal of other investments		38	5	21
Net change in receivables from financing activities		(137)	(459)	(14)
Change in current securities		43	(10)	(64)
Other changes		8	(6)	(29)

Total		(8,140)	(8,054)	(7,542)

Cash flows provided by financing activities:
Issuance of bonds		4,629	2,866	2,535
Repayment of bonds		(2,150)	(1,000)	(1,450)
Issuance of other medium-term borrowings		4,876	3,188	1,925
Repayment of other medium-term borrowings		(5,838)	(2,558)	(1,535)
Net change in other financial payables and other financial assets/liabilities		548	677	171
Issuance of Mandatory Convertible Securities and other share issuances	(23)	3,094	—	—
Cash Exit Rights following the merger of Fiat into FCA		(417)	—	—
Exercise of stock options		146	4	22
Dividends paid		(15)	(1)	(58)
Distribution of certain tax obligations of the VEBA Trust	(32)	(45)	—	—
Acquisition of non-controlling interests	(32)	(2,691)	(34)	—
Distribution for tax withholding obligations on behalf of non-controlling interests		—	(6)	—

Total		2,137	3,136	1,610

Translation exchange differences		1,219	(911)	(420)

Total change in Cash and cash equivalents		3,385	1,789	140

Cash and cash equivalents at end of the period	(21)	22,840	19,455	17,666

The accompanying notes are an integral part of the Consolidated financial statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2014, 2013 and 2012

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for- sale financial assets	Remeasure- ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non- controlling interests	Total
	(€ million)
At December 31, 2011	4,466	(289)	3,930	(170)	834	(43)	(1,291)	(79)	2,353	9,711

Capital increase	—	—	—	—	—	—	—	—	22	22
Effect of the conversion of preference and savings shares into ordinary shares	10	—	(10)	—	—	—	—	—	—	—
Share-based payments	—	30	(15)	—	—	—	—	—	—	15
Dividends distributed	—	—	(40)	—	—	—	—	—	(18)	(58)
Purchase and sale of shares in subsidiaries from/to non-controlling interests	—	—	22	1	3	—	(114)	—	(232)	(320)
Net Profit	—	—	44	—	—	—	—	—	852	896
Other comprehensive income/(loss)	—	—	—	184	(219)	26	(1,136)	39	(795)	(1,901)
Other changes	—	—	4	—	—	—	—	—	—	4

At December 31, 2012	4,476	(259)	3,935	15	618	(17)	(2,541)	(40)	2,182	8,369

Capital increase	1	—	2	—	—	—	—	—	1	4
Dividends distributed	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payments	—	—	9	—	—	—	—	—	—	9
Net Profit	—	—	904	—	—	—	—	—	1,047	1,951
Other comprehensive income/(loss)	—	—	—	86	(567)	4	1,784	(94)	1,026	2,239
Distribution for tax withholding obligations on behalf of NCI	—	—	—	—	—	—	—	—	(6)	(6)
Purchase of shares in subsidiaries from non-controlling interests	—	—	2	—	—	—	—	—	—	2
Other changes	—	—	8	—	—	—	—	—	9	17

At December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)	(134)	4,258	12,584

Capital increase	2	—	989	—	—	—	—	—	3	994
Merger	(4,269)	224	4,045	—	—	—	—	—	—	—
Mandatory Convertible Securities	—	—	1,910	—	—	—	—	—	—	1,910
Exit Rights	(193)	—	(224)	—	—	—	—	—	—	(417)
Dividends distributed	—	—	—	—	—	—	—	—	(50)	(50)
Share-based payments	—	35	(31)	—	—	—	—	—	—	4
Net Profit	—	—	568	—	—	—	—	—	64	632
Other comprehensive income/(loss)	—	—	—	(205)	1,198	(24)	(303)	48	68	782
Distribution for tax withholding obligations on behalf of NCI	—	—	—	—	—	—	—	—	(45)	(45)
Purchase of shares in subsidiaries from non-controlling interests	—	—	1,633	35	175	—	(518)	—	(3,990)	(2,665)
Other changes	—	—	4	—	—	—	—	—	5	9

At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738

The accompanying notes are an integral part of the Consolidated financial statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014 and 2013

PRINCIPAL ACTIVITIES

The FCA Merger

On January 29, 2014, the Board of Directors of Fiat S.p.A. (“Fiat”) approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and decided to establish Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the Group with its principal executive offices in the United Kingdom.

Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.

On June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”), subject to several conditions precedent. At that time, Fiat ordinary shares were listed on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A, as well as Euronext Paris and Frankfurt stock exchange. On October 7, 2014, Fiat announced that all conditions precedent for the completion of the Merger were satisfied:

•	Fiat shareholders had voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. The New York Stock Exchange (“NYSE”) had provided notice that the listing of Fiat Chrysler Automobiles N.V. common shares was approved on October 6, 2014 subject to issuance of these shares upon effectiveness of the Merger. On the same day Borsa Italiana S.p.A. had approved the listing of the common shares of Fiat Chrysler Automobiles N.V. on the MTA,

•	the creditors’ opposition period provided under the Italian law had expired on October 4, 2014, and no creditors’ oppositions were filed,

•	exercise of the Cash Exit Rights by Fiat shareholders resulted in a total exercise of 60,002,027 Fiat shares, equivalent to an aggregate amount of €464 million at the €7.727 per share exit price, and

•	pursuant to the Italian Civil Code, a total of 60,002,027 Fiat shares (equivalent to an aggregate amount of €464 million at the €7.727 per share exit price) were offered to Fiat shareholders not having exercised the Cash Exit Rights. On October 7, 2014, at the completion of the offer period, Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027 shares for a total of €47 million; as a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.

The Merger was completed and became effective on October 12, 2014. The Merger, which took the form of a reverse merger resulted in Fiat Investments N.V. being the surviving entity which was then renamed Fiat Chrysler Automobiles N.V. (“FCA”). On October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. The last day of trading of Fiat ordinary shares on the MTA, Euronext France and Deutsche Börse was October 10, 2014. The Merger is recognized in FCA’s Consolidated financial statements from January 1, 2014 and FCA, as successor of Fiat, is the parent company. As the Merger is a business combination in which all of the combining entities are controlled ultimately by the same party both before and after the business combination, and based on the fact that the control is not transitory, the transition was deemed to be a combination of entities under common control and therefore outside the scope of IFRS 3R - Business Combinations and IFRIC 17 - Distributions of Non-cash Assets to Owners. As a result, the Merger was accounted for without adjusting the carrying amounts of assets and liabilities involved in the transaction and did not have an impact on the Consolidated financial statements.

2014 FCA Annual Report

Corporate Information

The Group and its subsidiaries, among which the most significant is FCA US LLC (“FCA US”), formerly known as Chrysler Group LLC or Chrysler, together with its subsidiaries, are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group’s business.

SIGNIFICANT ACCOUNTING POLICIES

Authorization of Consolidated financial statements and compliance with International Financial Reporting Standards

These Consolidated financial statements, together with notes thereto of FCA, at December 31, 2014 were authorized for issuance on March 5, 2015 and have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code. The Consolidated financial statements are also prepared in accordance with the IFRS adopted by the European Union. The designation “IFRS” also includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of Preparation

The Consolidated financial statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1- Presentation of Financial Statements) exist about its ability to continue as a going concern.

The Group’s presentation currency is Euro (€).

Format of the Consolidated Financial Statements

For presentation of the Consolidated income statement, the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice in the automotive sector. The Group also presents a subtotal for Earnings before Interest and Taxes (“EBIT”). EBIT distinguishes between the Profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Chief Operating Decision Maker (identified as the Chief Executive Officer) to assess the performance of and allocate resources to the operating segments.

For the Consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Group’s Consolidated financial statements include both industrial and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder is obtained from Group operating companies through the Group’s treasury companies (included within the industrial companies), which provide funding to both industrial and financial services companies in the Group, as the need arises. This financial services structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets

2014 FCA Annual Report

are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the financial liabilities is provided in Note 27.

The Consolidated statement of cash flows is presented using the indirect method.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

New standards and amendments effective from January 1, 2014

The following new standards and amendments that are applicable from January 1, 2014 were adopted by the Group for the purpose of the preparation of the Consolidated financial statements.

IFRS 11 - Joint arrangements

The Group adopted IFRS 11, as amended as of January 1, 2014. The adoption of this standard required the reclassification of investments previously classified as jointly controlled entities under IAS 31 - Interests in joint ventures, as either “joint operations” (if the Group has rights to the assets, and obligations for the liabilities, relating to an arrangement) or “joint ventures” (if the Group has rights only to the net assets of an arrangement). The classification focuses on the rights and obligations of the arrangements, as well as their legal form. Under the new standard, joint ventures are accounted for under the equity method while joint operations are accounted for by recognizing the Group’s share of assets, liabilities, revenues and expenses (these interests would have previously been accounted for using the equity method under IAS 31).

As a result of the IFRS 11 retrospective application, the Group’s interest in Sevel S.p.A., a joint arrangement with PSA-Peugeot and the Group’s interests in Fiat India Automobiles Limited, a joint arrangement with Tata Motor, were classified as joint operations. Therefore, the Group recognized its share of assets, liabilities, revenues and expenses instead of recognizing its interest in the net assets of the entities under the equity method. The Group’s interests in joint arrangements which were classified as jointly controlled entities under IAS 31 and have been reclassified as Joint ventures under IFRS 11 continue to be accounted for using the equity method. The reclassification of these interests had no impact on these Interim Consolidated Financial Statements.

The impacts of the adoption of IFRS 11 on comparative amounts are set out below:

2014 FCA Annual Report

	For the Year Ended December 31, 2013			For the Year Ended December 31, 2012
	Amounts as originally reported	IFRS 11	Amounts as adjusted	Amounts as originally reported	IFRS 11	Amounts as adjusted
	(€ million)
Items of Consolidated income statement impacted by IFRS 11
Net revenues	86,816	(192)	86,624	83,957	(192)	83,765
Cost of sales	74,570	(244)	74,326	71,701	(228)	71,473
Selling, general and administrative costs	6,689	13	6,702	6,763	12	6,775
Research and development costs	2,231	5	2,236	1,850	8	1,858
Other income/(expenses)	68	9	77	(102)	34	(68)
Result from investments	97	(13)	84	107	(20)	87

EBIT	2,972	30	3,002	3,404	30	3,434
Net financial income/(expenses)	(1,964)	(23)	(1,987)	(1,885)	(25)	(1,910)
Tax (income)/expenses	(943)	7	(936)	623	5	628

Net profit	1,951	—	1,951	896	—	896
Net profit attributable to
Owners of the parent	904	—	904	44	—	44
Non-controlling interests	1,047	—	1,047	852	—	852
Basic and diluted earnings per share
Basic earnings per ordinary share	0.744	—	0.744	0.036	—	0.036

Diluted earnings per ordinary share	0.736	—	0.736	0.036	—	0.036

	For the Year Ended December 31, 2013			For the Year Ended December 31, 2012
	Amounts as originally reported	IFRS 11	Amounts as adjusted	Amounts as originally reported	IFRS 11	Amounts as adjusted
	(€ million)
Items of Consolidated statement of comprehensive income/(loss) impacted by IFRS 11
Net profit	1,951	—	1,951	896	—	896
Gains/(losses) on remeasurement of defined benefit plans, net of tax	2,678	(2)	2,676	(1,839)		(1,839)
Share of gains/(losses) on remeasurement of defined benefit plans for equity method investees	(9)	2	(7)	—	—	—
Exchange differences on translating foreign operations	(708)	(12)	(720)	(270)	(15)	(285)
Share of Other comprehensive income/(loss) for equity method investees	(100)	12	(88)	21	15	36

2014 FCA Annual Report

	At December 31, 2013			At December 31, 2012			At January 1, 2012
	Amounts as originally reported	IFRS 11	Amounts as adjusted	Amounts as originally reported	IFRS 11	Amounts as adjusted	Amounts as originally reported	IFRS 11	Amounts as adjusted
	(€ million)
Items of Consolidated statement of financial position impacted by IFRS 11
Assets
Intangible assets	19,509	5	19,514	19,284	10	19,294	18,200	—	18,200
Property, plant and equipment	22,844	389	23,233	22,062	434	22,496	20,830	295	21,125
Investments and other financial assets	2,260	(208)	2,052	2,287	(168)	2,119	2,663	(97)	2,566
Deferred tax assets	2,893	10	2,903	1,738	9	1,747	1,689	10	1,699

Total Non-current assets	47,611	196	47,807	45,464	285	45,749	43,487	208	43,695

Inventories	10,230	48	10,278	9,295	64	9,359	9,123	43	9,166
Trade receivables	2,406	138	2,544	2,702	114	2,816	2,625	89	2,714
Receivables from financing activities	—	—	—	3,727	(7)	3,720	3,968	(15)	3,953
Current tax receivables	291	21	312	236	30	266	369	—	369
Other current assets	2,302	21	2,323	2,163	32	2,195	2,088	13	2,101
Cash and cash equivalents	19,439	16	19,455	17,657	9	17,666	17,526	—	17,526
Total Current assets	39,154	244	39,398	36,587	242	36,829	36,488	130	36,618

Total Assets	86,774	440	87,214	82,106	527	82,633	80,041	338	80,379

Equity and liabilities
Equity	12,584	—	12,584	8,369	—	8,369	9,711	—	9,711
Of which
Other reserves	—	—	—	3,935	—	3,935	3,930	—	3,930
Currency translation differences	—	—	—	633	(15)	618	834	—	834
Remeasurement of defined benefit plans	—	—	—	(2,534)	(7)	(2,541)	(1,287)	(4)	(1,291)
Cumulative share of OCI of equity method investees	—	—	—	18	22	40	(83)	4	(79)
Non-controlling interest	—	—	—	2,182	—	2,182	2,353	—	2,353
Provisions	17,360	67	17,427	20,276	52	20,328	18,182	60	18,242
Employee benefits	8,265	61	8,326	11,486	60	11,546	9,584	56	9,640
Other provisions	9,095	6	9,101	8,790	(8)	8,782	8,598	4	8,602
Deferred tax liabilities	—	—	—	801	—	801	761	1	762
Debt	29,902	381	30,283	27,889	414	28,303	26,772	321	27,093
Other current liabilities	8,943	20	8,963	7,781	30	7,811	7,538	21	7,559
Trade payables	17,235	(28)	17,207	16,558	31	16,589	16,418	(65)	16,353

Total Equity and liabilities	86,774	440	87,214	82,106	527	82,633	80,041	338	80,379

	For the Year Ended December 31, 2013			For the Year Ended December 31, 2012
	Amounts as originally reported	IFRS 11	Amounts as adjusted	Amounts as originally reported	IFRS 11	Amounts as adjusted
	(€ million)
Effects on Consolidated statement of cash flows
Cash and cash equivalents at beginning of the period	17,657	9	17,666	17,526	—	17,526
Cash flows from/(used in) operating activities	7,589	29	7,618	6,444	48	6,492
Of which
Profit/(loss) for the period	—	—	—	896	—	896
Other non-cash items	—	—	—	562	20	582
Cash flows from/(used in) investing activities	(8,086)	32	(8,054)	(7,537)	(5)	(7,542)
Cash flows from/(used in) financing activities	3,188	(52)	3,136	1,643	(33)	1,610
Translation exchange differences	(909)	(2)	(911)	(419)	(1)	(420)
Total change in cash and cash equivalents	1,782	7	1,789	131	9	140

Cash and cash equivalents at end of the period	19,439	16	19,455	17,657	9	17,666

2014 FCA Annual Report

IFRS 10 - Consolidated Financial Statements

The Group adopted IFRS 10, as amended, effective January 1, 2014. The new standard builds on existing principles by identifying a single control model applicable to all entities, including “structured entities”. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess.

In accordance with the transition provision in IFRS 10, the Group reassessed the conclusion on control of its investees on January 1, 2014 without reporting any significant effect on the adoption of the new standard.

IFRS 12 - Disclosure of Interests in Other Entities

The Group adopted IFRS 12, as amended, effective January 1, 2014. The standard is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, structured entities and other unconsolidated entities. Other than the modifications to the disclosures regarding these interests reported in these Consolidated financial statements, the adoption of the new standard did not have any effect on these Consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 – Financial Instruments: Presentation)

The Group adopted the amendments to IAS 32 – Financial Instruments: Presentation effective January 1, 2014. The amendments clarify the application of certain offsetting criteria for financial assets and financial liabilities and are required to be applied retrospectively. There was no significant effect on the Consolidated financial statements from the application of these amendments.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36 – Impairment of assets)

The Group adopted the amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets on January 1,2014 which addresses the disclosure of information about the recoverable amount of impaired assets if the recoverable amount is based on fair value less cost of disposal. There was no effect on the Consolidated financial statements from the adoption of these amendments. The application of these amendments will result in expanded disclosure in the notes to future consolidated financial statements when there is an impairment that is based on fair value less cost of disposal.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39 – Financial Instruments: Recognition and Measurement)

These amendments, which were adopted from January 1, 2014, allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. There was no significant effect on the Consolidated financial statements from the application of these amendments.

Accounting for an obligation to pay a levy that is not income tax (IFRIC Interpretation 21 – Levies an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets)

The interpretation, effective from January 1, 2014, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. There was no significant effect on the Consolidated financial statements from the application of this interpretation.

2014 FCA Annual Report

New standards, amendments and interpretations not yet effective

•	In November 2013, the IASB published narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions”. These amendments apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. The amendments are effective, retrospectively, for annual periods beginning on or after July 1, 2014 with earlier application permitted. No significant effect is expected from the first time adoption of these amendments.

•	In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. The improvements are effective for annual periods beginning on or after January 1, 2015. No significant effect is expected from the adoption of these amendments.

•	In May 2014, the IASB issued amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations, clarifying the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. No significant effect is expected from the adoption of these amendments.

•	In May 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Group is currently evaluating the method of implementation and impact of this amendment on its Consolidated financial statements.

•	In May 2014, the IASB issued IFRS 15 – Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017, and requires either a full or modified retrospective application. The Group is currently evaluating the method of implementation and impact of this standard on its Consolidated financial statements.

•

In July 2014 the IASB issued IFRS 9 – Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for

2014 FCA Annual Report

financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the impact of this standard on its Consolidated financial statements.

•	In September 2014, the IASB issued narrow amendments to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective, prospectively, for annual periods commencing on or after January 1, 2016.

•	In September 2014 the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 – Financial Instruments: Disclosures on the servicing contracts, on the IAS 19 – Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. The Group is currently evaluating the impact of these amendments on its Consolidated financial statements.

•	In December 2014 the IASB issued amendments to IAS 1- Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date on which control is achieved by the Group. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The Group recognizes a non-controlling interest in the acquiree on a transaction-by-transaction basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of Other comprehensive income/(loss) are attributed to Equity attributable to owners of the parent and to Non-controlling interest. Total comprehensive income /(loss) of subsidiaries is attributed to Equity attributable to the owners of the parent and to the non-controlling interest even if this results in a deficit balance in Non-controlling interest.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as an equity transaction. The carrying amounts of the Equity attributable to owners of the parent and Non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the Equity attributable to the owners of the parent.

2014 FCA Annual Report

Subsidiaries are deconsolidated from the date on which control ceases. When the Group ceases to have control over a subsidiary, it de-recognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost, and de-recognizes the carrying amount of non-controlling interests in the former subsidiary at the same date and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is remeasured to its fair value at the date when control is lost. This fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in Other comprehensive income/(loss) in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income/(loss) are reclassified to the Consolidated income statement or transferred directly to retained earnings as required by other IFRS.

Interests in Joint Ventures and Associates

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control involves the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over those policies.

Joint ventures and associates are accounted for using the equity method of accounting from the date on which joint control and significant influence is obtained. On acquisition of the investment, any excess of the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities is recognized as goodwill and is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Group’s share of the investee’s profit or loss in the acquisition period.

Under the equity method, the investments are initially recognized at cost, and adjusted thereafter to recognize the Group’s share of the profit or loss and Other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit or loss is recognized in the Consolidated income statement. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in Other comprehensive income/(loss) are recognized in Other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.

Unrealized gains on transactions between the Group and its joint ventures and associates are eliminated to the extent of the Group’s interest in the joint venture or associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

When the Group’s share of the losses of a joint venture or associate exceeds the Group’s interest in that joint venture or associate, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture or when it is classified as available-for-sale.

2014 FCA Annual Report

Interests in Joint Operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group undertakes its activities under joint operations, it recognizes in relation to its interest in the joint operation: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.

Interests in other companies

Interests in other companies are measured at fair value. Investments in equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. For investments classified as available-for-sale, financial assets gains or losses arising from changes in fair value are recognized in Other comprehensive income/(loss) until the assets are sold or are impaired; at that time, the cumulative Other comprehensive income/(loss) is recognized in the Consolidated income statement. Interests in other companies for which fair value is not available are stated at cost less any impairment losses.

Dividends received are included in Other income/(expenses) from investments.

Transactions eliminated in consolidation

All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated financial statements.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency transactions

The functional currency of the Group’s entities is the currency of their primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the Consolidated income statement.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the Consolidated statement of financial position. Income and expenses are translated into Euro at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as Other comprehensive income/(loss) until the disposal of the investment. Average exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the Consolidated statement of cash flows.

2014 FCA Annual Report

Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated financial statements in the functional currency and translated at the exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant exchange rate.

The principal exchange rates used to translate other currencies into Euros were as follows:

	2014		2013		2012
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.329	1.214	1.328	1.379	1.285	1.319
Brazilian Real	3.121	3.221	2.867	3.258	2.508	2.704
Chinese Renminbi	8.187	7.536	8.164	8.349	8.106	8.221
Serbian Dinar	117.247	120.958	113.096	114.642	113.120	113.718
Polish Zloty	4.184	4.273	4.197	4.154	4.185	4.074
Argentine Peso	10.782	10.382	7.263	8.988	5.836	6.478
Pound Sterling	0.806	0.779	0.849	0.834	0.811	0.816
Swiss Franc	1.215	1.202	1.231	1.228	1.205	1.207

Business combinations

Business combinations are accounted for by applying the acquisition method of accounting in accordance with IFRS 3 - Business Combinations.

Under this method:

•	The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets acquired and liabilities assumed by the Group and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in the Consolidated income statement as incurred.

•	The identifiable assets acquired and the liabilities assumed are recognized at their acquisition date fair values, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree and assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant IFRS standard.

•	Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the acquisition-date values of the identifiable net assets acquired. If the value of the identifiable net assets acquired exceeds the aggregate of the consideration transferred, any non-controlling interest recognized and the fair value of any previously held interest in the acquiree, the excess is recognized as a gain in the Consolidated income statement.

•	Non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis.

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•	Any contingent consideration arrangement in the business combination is initially measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to measure goodwill. Contingent consideration that is classified within Equity is not remeasured and its subsequent settlement is accounted for within Equity. Contingent consideration that is classified within Liabilities is remeasured at fair value at each reporting date with changes in fair value recorded in the Consolidated income statement.

•	During the measurement period, which may not exceed one year from the acquisition date, any adjustments to the value of assets or liabilities recognized at the acquisition date arising from additional information obtained about facts and circumstances that existed at the acquisition date are recognized retrospectively with corresponding adjustments to goodwill.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and any resulting gain or loss is recognized in the Consolidated income statement. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income/(loss) in prior reporting periods are reclassified to the Consolidated income statement as if the equity interest had been disposed.

Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, Goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for vehicle project production and related components, engines and production systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 – Intangible assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.

Capitalized development costs are amortized on a straight-line basis from the start of production over the expected life cycle of the models (generally 5-6 years) or powertrains developed (generally 10-12 years). All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives consist principally of brands which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired, by comparing the carrying amount with the recoverable amount.

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Property, plant and equipment

Cost

Property, plant and equipment is initially recognized at cost which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in the Consolidated income statement.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Consolidated statement of position within Debt. The assets are depreciated by the method and at the rates indicated below depending on the nature of the leased assets.

Leases under which the lessor retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets during years ended December 31, 2014, 2013 and 2012, as follows:

Depreciation rates
Buildings	3% - 8%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized as of December 31, 2014 and 2013 was €256 million and €230 million, respectively.

Impairment of assets

At the end of each reporting period, the Group assesses whether there is any indication that its Intangible assets (including development costs) and its Property, plant and equipment may be impaired. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs to sell and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in

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which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount. Impairment of Property plant and equipment and Intangible assets arising from transactions that are only incidentally related to the ordinary activities of the Group and that are not expected to occur frequently, are considered to hinder comparability of the Group’s year-on-year financial performance and are recognized within Other unusual expenses.

When an impairment loss for assets, other than Goodwill no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the Consolidated income statement.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the Consolidated financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

Current financial assets, as defined in IAS 39 – Financial Instruments: Recognition and Measurement, include Trade receivables, Receivables from financing activities, Current investments, Current securities and Other financial assets (which include derivative financial instruments stated at fair value), as well as Cash and cash equivalents. Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificates of deposit, that are readily convertible into cash and are subject to an insignificant risk of changes in value. Money market funds comprise investments in high quality, short-term, diversified financial instruments which can generally be liquidated on demand. Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents. Current securities include both available-for-sale and held-for-trading securities.

Financial liabilities comprise Debt and Other financial liabilities (which include derivative financial instruments stated at fair value), Trade payables and Other current liabilities.

Measurement

Non-current financial assets other than Investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not directly available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

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Gains and losses on available-for-sale financial assets are recognized in Other comprehensive income/(loss) until the financial asset is disposed of or is impaired. When the asset is disposed of, the cumulative gains or losses, including those previously recognized in Other comprehensive income/(loss), are reclassified to the Consolidated income statement for the period, within Financial income and expenses. When the asset is impaired, accumulated losses are recognized in the Consolidated income statement. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in the Consolidated income statement for the period.

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business), held-to-maturity securities and equity investments whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, any impairment loss is included in the Consolidated income statement for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged against changes in fair value (fair value hedges) are measured in accordance with hedge accounting principles: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in the Consolidated income statement and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for economic hedging purposes, in order to reduce currency, interest rate and market price risks (primarily related to commodities and securities). In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, derivative financial instruments qualify for hedge accounting only when there is formal designation and documentation of the hedging relationship at inception of the hedge, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•	Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the Consolidated income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated income statement.

•

Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated income statement at the same time as the economic effect arising from the hedged item affects the Consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated income

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statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in Other comprehensive income/(loss) and is recognized in the Consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) is recognized in the Consolidated income statement immediately.

•	Hedges of a net investment – If a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated income statement upon disposal of the foreign operation.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated income statement.

Transfers of financial assets

The Group de-recognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers the financial asset and transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated income statement.

The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables) requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IAS 39 – Financial Instruments: Recognition and Measurement for the derecognition of the assets since the risks and rewards connected with collection are not transferred, and accordingly the Group continues to recognize the receivables transferred by this means on the Consolidated balance sheet and recognizes a financial liability of the same amount under Asset-backed financing. The gains and losses arising from the transfer of these receivables are only recognized when they are de-recognized.

Inventories

Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of Inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). A provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of production systems construction contracts is based on the stage of completion determined as the proportion of cost incurred at the balance sheet date over the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in the Consolidated income statement when they are known.

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Employee benefits

Defined contribution plans

Costs arising from defined contribution plans are expensed as incurred.

Defined benefit plans

The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets. The present value of the defined benefit obligation is measured using actuarial techniques and actuarial assumptions that are unbiased and mutually compatible and attributes benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Plan assets are recognized and measured at fair value.

When the net obligation is a potential asset, the recognized amount is limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling).

The components of the defined benefit cost are recognized as follows:

•	the service costs are recognized in the Consolidated income statement by function and presented in the relevant line items (Cost of sales, Selling, general and administrative costs, Research and development costs, etc.);

•	the net interest on the defined benefit liability or asset is recognized in the Consolidated income statement as Financial income (expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•	the remeasurement components of the net obligations, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated income statement) and any change in the effect of the asset ceiling are recognized immediately in Other comprehensive income/(loss). These remeasurement components are not reclassified in the Consolidated income statement in a subsequent period.

Past service costs arising from plan amendments and curtailments are recognized immediately in the Consolidated income statement within Other unusual income /(expenses). Gains and losses on the settlement of a plan are recognized in the Consolidated income statement within Other unusual income/(expenses) when the settlement occurs.

Other long term employee benefits

The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long term employee benefits are recognized in the Consolidated income statement in the period in which they arise.

Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring.

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Share-based compensation

Share-based compensation expenses are measured at the fair value of the goods or services received. If this fair value cannot be reliably estimated, their value is measured indirectly by reference to the fair value of the equity instruments granted. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award. For those awards with post-vesting contingencies, an adjustment is applied to the fair value of the award to account for the probability of meeting the contingencies. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Share-based compensation expenses are recognized over the employee service period with an offsetting increase to equity or other liabilities depending on the nature of the award. If awards contain certain performance conditions in order to vest, the Group recognizes the cost of the award when achievement of the performance condition is probable. Share-based compensation expenses related to plans with graded vesting are generally recognized using the graded vesting method. Share-based compensation expenses are recognized in Selling, general and administrative costs in the Consolidated income statement.

Provisions

Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Changes in estimates of provisions are reflected in the Consolidated income statement in the period in which the change occurs.

Revenue recognition

Revenue from sale of vehicles and service parts is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to the customer, the sales price is agreed or determinable and collectability is reasonably assured. For vehicles, this generally corresponds to the date when the vehicles are made available to dealers, or when the vehicle is released to the carrier responsible for transporting vehicles to dealers.

Revenues are recognized net of discounts, including but not limited to, sales incentives and customer bonuses.

The estimated costs of sales incentive programs include incentives offered to dealers and retail customers, and granting of retail financing at a significant discount to market interest rates. These costs are recognized at the time of the sale of the vehicle.

New vehicle sales with a buy-back commitment, or through the Guarantee Depreciation Program (“GDP”) under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease. Rental income is recognized over the contractual term of the lease on a straight-line basis. At the end of the lease term, the Group recognizes revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognizes the remainder of the cost of the vehicle in Cost of sales.

Revenues from services contracts, separately-priced extended warranty and from construction contracts are recognized as revenues over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.

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Revenues also include lease rentals recognized over the contractual term of the lease on a straight-line basis as well as interest income from financial services companies.

Cost of sales

Cost of sales comprises expenses incurred in the manufacturing and distribution of vehicles and parts, of which, cost of materials and components are the most significant portion. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation, amortization and transportation costs.

Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer. Depending on the specific nature of the recall, including the significance and magnitude, certain warranty costs incurred are reported as Other unusual expenses, as the Group believes that this separate identification allows the users of the Consolidated financial statements to better analyze the comparative year-on-year financial performance of the Group. Expenses which are directly attributable to the financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are reported in Cost of sales.

Government Grants

Government grants are recognized in the financial statements when there is reasonable assurance of the Group’s compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated for accounting purposes as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it is accounted for in accordance with the policies used for the recognition of government grants.

Taxes

Income taxes include all taxes based on the taxable profits of the Group. Current and deferred taxes are recognized as income or expense and are included in the Consolidated income statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in Other comprehensive income/(loss) or directly in Equity, or (ii) a business combination.

Deferred taxes are accounted for under the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.

The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference, and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Group reassesses unrecognized deferred tax assets at the end of each year and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset.

Other taxes not based on income, such as property taxes and capital taxes, are included in Other income/(expenses).

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SEGMENT REPORTING

The Group’s activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari, Maserati and the Components segment as discussed below. As of December 31, 2013 and 2012, the Group had included Ferrari and Maserati as one reportable segment labeled Luxury Brands as both operating segments did not individually meet the quantitative thresholds set by IFRS 8 - Operating Segments to be separate reporting segments and they met the aggregation criteria. At December 31, 2014, there is no change in the nine operating segments that had previously been identified by the Group, however, the Ferrari operating segment met the quantitative threshold for being a separate reportable segment. As a result, and in accordance with IFRS 8 - Operating Segments, the financial information for the Ferrari operating segment is reflected as a separate reportable segment as of and for the year ended December 31, 2014. The prior period financial information presented for comparative purposes was also restated to reflect the Ferrari operating segment as a separate reportable segment. The Group also reflects Maserati as a separate reportable segment, as the financial information for this operating segment is used by the Group’s chief operating decision maker and this operating segment does not meet the aggregation criteria stipulated in IFRS 8 for aggregation with another of the Group’s operating segments.

The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector the Group has two reportable segments: Ferrari and Maserati. In the components sector, the Group has the following three operating segments: Magneti Marelli, Teksid and Comau which did not meet the quantitative thresholds required in IFRS 8 - Operating Segments for separate disclosure. Therefore, based on their characteristics and similarities, the three operating segments within the components sector are presented within the reportable segment “Components”.

The operating segments reflect the components of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker” as defined under IFRS 8– Operating segments, for making strategic decisions, allocating resources and assessing performance.

In more detail, the reportable segments identified by the Group are the following:

•	NAFTA mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of vehicles under the Chrysler, Jeep, Dodge, Ram and Fiat brand names and from sales of the related parts and accessories (under the Mopar brand name) in the United States, Canada, Mexico and Caribbean islands.

•	LATAM mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of passenger cars and light commercial vehicles and related spare parts under the Fiat and Fiat Professional brand names in South and Central America and from the distribution of the Chrysler, Jeep, Dodge and Ram brand cars in the same region. In addition, it provides financial services to the dealer network in Brazil and Argentina.

•	APAC mainly earns its revenues from the distribution and sale of cars and related spare parts under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands mostly in China, Japan, Australia, South Korea and India. These activities are carried out through both subsidiaries and joint ventures.

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•	EMEA mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth, Jeep and Fiat Professional brand names, the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of the Chrysler, Dodge and Ram brand cars in the same areas. In addition, the segment provides financial services related to the sale of cars and light commercial vehicles in Europe, primarily through the joint venture FCA Bank S.p.A. (formerly FGA Capital S.p.A.) set up with the Crédit Agricole group.

•	Ferrari earns its revenues from the design, engineering, development, manufacturing, distribution and sale of luxury sport cars under the Ferrari brand.

•	Maserati earns its revenues from the design, engineering, development, manufacturing, distribution and sale of luxury sport cars under the Maserati brand.

•	Components (Magneti Marelli, Teksid and Comau) earns its revenues from the production and sale of lighting components, engine control units, suspensions, shock absorbers, electronic systems, exhaust systems and plastic molding components and in the spare parts distribution activities carried out under the Magneti Marelli brand name, cast iron components for engines, gearboxes, transmissions and suspension systems and aluminum cylinder heads (Teksid), in addition to the design and production of industrial automation systems and related products for the automotive industry (Comau).

USE OF ESTIMATES

The Consolidated financial statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the Consolidated income statement in the period in which the adjustment is made, or in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.

Pension plans

The Group sponsors both non-contributory and contributory defined benefit pension plans primarily in the U.S. and Canada. The majority of the plans are funded plans. The non-contributory pension plans cover certain hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement or the freeze of such plans, as applicable.

The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates

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of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates. These assumptions may have an effect on the amount and timing of future contributions.

In 2013, the Group amended the U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, to cease the accrual of future benefits effective December 31, 2013, and to enhance the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. The plan amendments resulted in the remeasurement of the plans and a corresponding curtailment gain. As a result, the Group recognized a €509 million net reduction to its pension obligation, a €7 million reduction to defined benefit plan assets, and a corresponding €502 million increase in Other comprehensive income/(loss) for the year ended December 31, 2013. There were no significant plan amendments or curtailments to the Group’s pension plans for the year ended December 31, 2014.

Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made. The assumptions used in developing the required estimates include the following key factors:

•	Discount rates. The Group selects discount rates on the basis of the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension payments.

•	Salary growth. The salary growth assumption reflects the Group’s long-term actual experience, outlook and assumed inflation.

•	Inflation. The inflation assumption is based on an evaluation of external market indicators.

•	Expected contributions. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•	Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

•	Plan assets measured at net asset value. Plan assets are recognized and measured at fair value in accordance with IFRS 13 - Fair Value Measurement. Plan assets for which the fair value is represented by the net asset value (“NAV”) since there are no active markets for these assets amounted to €2,750 million and €2,780 million at December 31, 2014 and at 2013, respectively. These investments include private equity, real estate and hedge fund investments.

In 2014, following the release of new standards by the Canadian Institute of Actuaries, mortality assumptions used for our Canadian benefit plan valuations were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. The change increased our Canadian pension obligations by approximately €41 million.

2014 FCA Annual Report

Additionally, retirement rate assumptions used for our U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased our U.S. pension obligations by approximately €261 million.

Significant differences in actual experience or significant changes in assumptions may affect the pension obligations and pension expense. The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rate used to determine the benefit obligation for the defined benefit obligation for the defined benefit plan was 4.03 percent at December 31, 2014 (4.69 percent at December 31, 2013).

At December 31, 2014 the effect of the indicated decrease or increase in selected factors, holding all other assumptions constant, is shown below:

Effect on pension defined benefit obligation
( € million)
10 basis point decrease in discount rate	317
10 basis point increase in discount rate	(312)

At December 31, 2014, the net liabilities and net assets for pension benefits amounted to €5,166 million and to €104 million, respectively (€4,253 million and €95 million, respectively at December 31, 2013). Refer to Note 25 for a detailed discussion of the Group’s pension plans.

Other post-employment benefits

The Group provides health care, legal, severance indemnity and life insurance benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

Health care, life insurance plans and other employment benefits are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with these plans requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration parameters of a financial nature such as discount rate, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates.

Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.

The assumptions used in developing the required estimates include the following key factors:

•	Discount rates. The Group selects discount rates on the basis of the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected benefit payments.

•	Health care cost trends. The Group’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

2014 FCA Annual Report

•	Salary growth. The salary growth assumptions reflect the Group’s long-term actual experience, outlook and assumed inflation.

•	Retirement and employee leaving rates. Retirement and employee leaving rates are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries.

•	Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

Additionally, retirement rate assumptions used for our U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased our other post-employment benefit obligations by approximately €40 million.

At December 31, 2014 the effect of the indicated decreases or increases in the key factors affecting the health care, life insurance plans and severance indemnity in Italy (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance defined benefit obligation	Effect on the TFR obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	28	55
10 basis point / (100 basis point for TFR), increase in discount rate	(28)	(49)
100 basis point decrease in health care cost trend rate	(43)	—
100 basis point increase in health care cost trend rate	50	—

Recoverability of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development costs related to the EMEA and NAFTA segments.

The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Due to impairment indicators existing in 2014 primarily related to losses incurred in EMEA due to weak demand for vehicles and strong competition, impairment tests relating to the recoverability of CGUs in EMEA were performed. The tests compared the carrying amount of the assets allocated to the CGUs (comprising property, plant and equipment and capitalized development costs) to their value in use using pre-tax estimated future cash flows discounted to their present value using a pre-tax discount rate. The test confirmed that the value in use of the CGUs in EMEA was greater than the carrying value at December 31, 2014 and as a result, there was no impairment loss recognized in 2014.

2014 FCA Annual Report

In addition, the recoverable amount of the EMEA segment as a whole was assessed. The value in use of the EMEA segment was determined using the following assumptions:

•	the reference scenario was based on the 2014-2018 strategic business plan presented in May 2014 and the consistent projections for 2019;

•	the expected future cash flows, represented by the projected EBIT before Result from investments, Gains on the disposal of investments, Restructuring costs, Other unusual income/(expenses), Depreciation and Amortization and reduced by expected capital expenditure, include a normalized future result beyond the time period explicitly considered used to estimate the Terminal Value. This normalized future result was assumed substantially in line with 2017-2019 amounts. The long-term growth rate was set at zero;

•	the expected future cash flows were discounted using a pre-tax Weighted Average Cost of Capital (“WACC”) of 10.3 percent. This WACC reflects the current market assessment of the time value of money for the period being considered and the risks specific to the EMEA region. The WACC was calculated by referring to the yield curve of 10-year European government bonds, to FCA’s cost of debt, and other factors.

Furthermore, a sensitivity analysis was performed by simulating two different scenarios:

a)	WACC was increased by 1.0 percent for 2018, 2.0 percent for 2019 and 3.0 percent for Terminal Value;

b)	Cash-flows were reduced by estimating the impact of a 1.7 percent decrease in the European car market demand for 2015, a 7.5 percent decrease for 2016 and a 10.0 percent decrease for 2017-2019 as compared to the base assumptions.

In all scenarios the recoverable amount was higher than the carrying amount.

The estimates and assumptions described above reflect the Group’s current available knowledge as to the expected future development of the businesses and are based on an assessment of the future development of the markets and the automotive industry, which remain subject to a high degree of uncertainty due to the continuation of the economic difficulties in most countries of the Eurozone and its effects on the industry. More specifically, considering the uncertainty, a future worsening in the economic environment in the Eurozone, particularly in Italy, that is not reflected in these Group assumptions, could result in actual performance that differs from the original estimates, and might therefore require adjustments to the carrying amounts of certain non-current assets in future periods.

In 2013, as a result of the new product strategy and decline in the demand for vehicles in EMEA, the Group performed impairment tests related to the recoverability of the CGUs in EMEA and the EMEA segment as a whole using pre-tax estimated future cash flows discounted to their present value using a pre-tax discount rate of 12.2 percent and the same methodology for the recoverable amount as described above. For the year ended December 31, 2013, total impairments of approximately €116 million relating to EMEA were recognized as a result of testing the CGUs in EMEA (of which €61 million related to development costs and €55 million related to Property, plant and equipment).

As a result of new product strategies, the streamlining of architectures and related production platforms associated with the Group’s refocused product strategies, the operations to which specific capitalized development costs belonged was redesigned. For example, certain models were switched to new platforms considered technologically more appropriate. As no future economic benefits were expected from these specific capitalized development costs, they were written off in accordance with IAS 38 - Intangible Assets. For the year ended December 31, 2014, specific capitalized development costs of €47 million within the EMEA segment and €28 million of development costs within the NAFTA segment were written off and recorded within Research and development costs in the Consolidated income statement. In addition, in 2014, the Group

2014 FCA Annual Report

recorded €25 million of impairment losses primarily related to the EMEA segment for certain powertrains that were abandoned. For the year ended December 31, 2013, specific capitalized development costs of €65 million within the Maserati segment, €90 million within the EMEA segment and €32 million of development costs within the LATAM segment were written off.

The following table sets forth all impairment charges recognized for non-current assets with definite useful lives during the years ended December 31, 2014, 2013 and 2012.

Impairments to Property, plant and equipment:

		Twelve Months Ended December 31,
	Note	2014	2013	2012
		(€ million)
EMEA		25	55	40
Components		2	31	8
LATAM		—	—	1
Other		6	—	1

	(15)	33	86	50

Recorded in the Consolidated income statement within:
Cost of sales		33	—	50
Other unusual expenses		—	86	—

		33	86	50

Impairments to Other intangible assets:

		Twelve Months Ended December 31,
	Note	2014	2013	2012
		(€ million)
Development costs
EMEA		47	151	33
NAFTA		28	—	—
Components		3	2	21
Maserati		—	65	—
LATAM		—	32	2
APAC		4	—	1

		82	250	57

Other intangible assets		—	—	1

	(14)	82	250	58

Recorded in the Consolidated income statement within:
Cost of sales		—	—	1
Research and development costs		82	24	57
Other unusual expenses		—	226	—

		82	250	58

2014 FCA Annual Report

Recoverability of Goodwill and Intangible assets with indefinite useful lives

In accordance with IAS 36 – Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments, which represent the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development costs) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Goodwill and Intangible assets with indefinite useful lives at December 31, 2014 includes €10,185 million of Goodwill (€8,967 million at December 31, 2013) and €2,953 million of Intangible assets with indefinite useful lives (€2,600 million at December 31, 2013) resulting from the acquisition of interests in FCA US. Goodwill also includes €786 million from the acquisition of interests in Ferrari (€786 million at December 31, 2013). The Group did not recognize any impairment charges for Goodwill and Intangible assets with indefinite useful lives during the years ended December 31, 2014, 2013 and 2012.

For a discussion on impairment testing of Goodwill and intangible assets with indefinite useful lives, see Note 13.

Recoverability of deferred tax assets

The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

At December 31, 2014, the Group had deferred tax assets on deductible temporary differences of €8,662 million (€6,183 million at December 31, 2013), of which €480 million was not recognized (€435 million at December 31, 2013). At the same date the Group had also theoretical tax benefits on losses carried forward of €4,696 million (€3,810 million at December 31, 2013), of which €2,934 million was unrecognized (€2,891 million at December 31, 2013).

At December 31, 2013, in view of the results achieved by FCA US, of the continuous improvement of its product mix, its trends in international sales and its implementation of new vehicles, together with the consolidation of the alliance between FCA and FCA US, following FCA US’s acquisition of the remaining shareholding at the beginning of 2014, the Group recorded previously unrecognized deferred tax assets for a total of €1,734 million, of which €1,500 million was recognized in Income taxes and €234 million in Other comprehensive income/(loss).

The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill. Moreover, the Group estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.

These estimates and assumptions are subject to a high degree of uncertainty especially as it relates to future performance in the Eurozone, particularly in Italy. Therefore changes in current estimates due to unanticipated events could have a significant impact on the Group’s Consolidated financial statements.

2014 FCA Annual Report

Sales incentives

The Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to sales incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to net revenues in the period the adjustment is determinable.

The Group uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The Group may offer a variety of sales incentive programs at any given point in time, including cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Sales incentive programs are generally brand, model and region specific for a defined period of time.

Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to the planned rates are adjusted accordingly, thus impacting revenues. As there are a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on revenues.

Product warranties and liabilities

The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.

The Group periodically initiates voluntary service and recall actions to address various customer satisfaction and safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The estimated future costs of these actions are primarily based on historical claims experience for the Group’s vehicles. Estimates of the future costs of these actions are inevitably imprecise due to some uncertainties, including the number of vehicles affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service and recall action obligations is periodically reviewed during the year. Experience has shown that initial data for any given model year can be volatile. The process therefore relies upon long-term historical averages until actual data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.

Warranty costs incurred are generally recorded in the Consolidated income statement as Cost of sales. However, depending on the specific nature of the recall, including the significance and magnitude, the Group reports certain of these costs as Other unusual expenses. The Group believes that this separate identification allows the users of the Consolidated financial statements to better analyze the comparative year-on-year financial performance of the Group.

2014 FCA Annual Report

In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the reserve is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions are recorded in the Consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.

Other contingent liabilities

The Group records provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated financial statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to a differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.

Litigation

Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.

The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the Consolidated statement of financial position or Consolidated statement of cash flows.

2014 FCA Annual Report

Environmental Matters

The Group is subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. Estimates of future costs of such environmental matters are subject to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. The Group establishes provisions for these environmental matters when a loss is probable and a reliable estimate can be made. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reliably estimated. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment to the estimated provision is recorded, it is believed that any resulting adjustment would not materially affect the Consolidated statement of financial position or the Consolidated statement of cash flows.

Business combinations

As discussed below in the paragraph – Acquisition of the remaining ownership interest in FCA US, the consolidation of FCA US was accounted for as a business combination achieved in stages using the acquisition method of accounting required under IFRS 3. In accordance with the acquisition method, the Group remeasured its previously held equity interest in FCA US at fair value. The acquired non-controlling interest in FCA US was also recognized at its acquisition date fair value. Additionally, the Group recognized the acquired assets and assumed liabilities at their acquisition date fair values, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded according to other accounting guidance. These values were based on market participant assumptions, which were based on market information available at the date of obtaining control and which affected the value at which the assets, liabilities, non-controlling interests and goodwill were recognized as well as the amount of income and expense for the period.

Share-based compensation

The Group accounts for share-based compensation plans in accordance with IFRS 2 - Share-based payments, which requires measuring share-based compensation expense based on fair value. As described in Note 24, Fiat had granted share-based payments for the years ended December 31, 2013 and 2012 to certain employees and directors. There were no new Fiat share-based payments made for the year ended December 31, 2014. Also as described in Note 24, FCA US had granted share-based payments for the years ended December 31, 2014, 2013 and 2012.

The fair value of Fiat share-based payments had been measured based on market prices of Fiat shares at the grant date taking into account the terms and conditions upon which the instruments were granted. The fair value of FCA US awards is measured by using a discounted cash flow methodology to estimate the price of the awards at the grant date and subsequently for liability-classified awards at each balance sheet date, until they are settled.

For FCA US awards, since there are no publicly observable market prices for FCA US’s membership interests, the fair value was determined contemporaneously with each measurement using a discounted cash flow methodology. The Group uses this approach, which is based on projected cash flows, to estimate FCA US’s enterprise value. The Group then deducts the fair value of FCA US’s outstanding interest bearing debt at the measurement date from the enterprise value to arrive at the fair value of FCA US’s equity.

The significant assumptions used in the measurement of the fair value of these awards at each measurement date include different assumptions. For example, the assumptions include four years of annual projections that reflect the estimated after-tax cash flows a market participant would expect to generate from FCA US’s operating business, an estimated after-tax weighted average cost of capital and projected worldwide factory shipments.

2014 FCA Annual Report

The assumptions noted above used in the contemporaneous estimation of fair value at each measurement date have not changed significantly during the years ended December 31, 2014, 2013 and 2012 with the exception of the weighted average cost of capital, which is directly influenced by external market conditions.

The Group updates the measurement of the fair value of these awards on a regular basis. It is therefore possible that the amount of share-based payments reserve and liabilities for share-based payments may vary as the result of a significant change in the assumptions mentioned above.

SCOPE OF CONSOLIDATION

FCA is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Consolidated financial statements at December 31, 2014, 2013 and 2012 include FCA and its subsidiaries over which it has control.

At December 31, 2014 and December 31, 2013, FCA had the following significant direct and indirect interests in the following subsidiaries:

		At December 31, 2014		At December 31, 2013
Name	Country	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
		(%)
Directly held interests
FCA Italy S.p.A. (previously Fiat Group Automobiles S.p.A.)	Italy	100.0	—	100.0	—
Ferrari S.p.A.	Italy	90.0	10.0	90.0	10.0
Maserati S.p.A.	Italy	100.0	—	100.0	—
Magneti Marelli S.p.A.	Italy	99.99	0.01	99.99	0.01
Teksid S.p.A.	Italy	84.79	15.21	84.79	15.21
Comau S.p.A.	Italy	100.00	—	100.00	—
Indirectly held interests
FCA US LLC (previously Chrysler Group LLC)	USA	100.0	—	58.5	41.5

Each of these subsidiaries holds direct or indirect interests in other Group companies. The Consolidated financial statements include 306 subsidiaries consolidated on a line-by-line basis at December 31, 2014 (303 at December 31, 2013).

Certain minor subsidiaries (mainly dealership, captive service, dormant and companies under liquidation) are excluded from consolidation on a line-by-line basis and are accounted for at cost or using the equity method. Their aggregate assets and revenues represent less than 1.0 percent of the Group’s respective amounts for each period and at each date presented within the Consolidated financial statements.

Non-Controlling Interests

The total Non-controlling interest at December 31, 2014 of €313 million primarily relates to the 10.0 percent interest held by third parties in Ferrari S.p.A. of €194 million. The total Non-controlling interest at December 31, 2013 of €4,258 million primarily related to the 41.5 percent interest held by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”) Retiree Medical Benefits Trust (the “VEBA Trust”) in FCA US of €3,944 million (see section —Acquisition of the remaining ownership in FCA US below) and to the 10.0 percent interest held for Ferrari S.p.A.of €215 million.

2014 FCA Annual Report

Financial information (before intra-group eliminations) for FCA US and Ferrari S.p.A. are summarized below. No financial information is presented as of and for the year ended December 31, 2014 for FCA US as a result of FCA US becoming a wholly-owned subsidiary of the Group (see section — Acquisition of the remaining ownership in FCA US below).

	As of December 31,
	2013	2014	2013
	FCA US	Ferrari S.p.A.
	(€ million)
Non-current assets	27,150	988	896
Current assets	16,870	2,835	2,217

Total assets	44,020	3,823	3,113

Debt	9,565	614	322
Other liabilities	24,943	1,490	1,264

Equity (100%)	9,512	1,719	1,527

	For the years ended December 31,
	2013	2012	2014	2013	2012
	FCA US		Ferrari S.p.A.
	(€ million)
Net revenues	54,370	51,202	2,762	2,335	2,225
EBIT	3,160	3,217	389	364	336
Profit before income tax	2,185	2,149	393	366	335

Net profit	2,392	1,944	273	246	233

Other comprehensive income/(loss)	2,500	(1,893)	(79)	29	46

Total comprehensive income/(loss)	4,892	(51)	194	275	279

Dividends paid to non-controlling interests	—	—	15	—	—
Cash generated in operating activities	5,204	5,889	753	561	621
Cash used in investing activities	(3,557)	(4,214)	(606)	(314)	(334)
Cash used in financing activities	(262)	(113)	(133)	(223)	(276)

Total change in cash and cash equivalents	873	1,383	20	15	7

Cash and cash equivalents at December 31,	9,676	8,803	136	116	101

Other commitments and important contractual rights relating to the Non-controlling interests

FCA is subject to a put contract with Renault relating to its original non-controlling investment of 33.5 percent in Teksid, now 15.2 percent. In particular, Renault has the right to exercise a sale option to FCA on its interest in Teksid, in the following cases:

•	in the event of non-fulfillment in the application of the protocol of the agreement and admission to receivership or any other redressement procedure;

•	in the event Renault’s investment in Teksid falls below 15.0 percent or Teksid decides to diversify its activities outside the foundry sector; or

•	should FCA be the object of the acquisition of control by another car manufacturer.

2014 FCA Annual Report

•	The exercise price of the option is established as follows:

-	for the first 6.5 percent of the share capital of Teksid, the initial investment price as increased by a specified interest rate; and

-	for the remaining amount of share capital of Teksid, the share of the accounting net equity at the exercise date.

Planned separation of Ferrari

On October 29, 2014, the Board of Directors of FCA, in connection with FCA’s implementation of a capital plan appropriate to support the Group’s long-term success, announced its intention to separate Ferrari from FCA. The separation is expected to be effected through an initial public offering (“IPO”) of a portion of FCA’s interest in Ferrari and a spin-off of FCA’s remaining Ferrari shares to FCA shareholders. The Board authorized FCA’s management to take the steps necessary to complete these transactions during 2015.

As a result, the Group did not classify Ferrari as an asset held for sale at December 31, 2014. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the timing, structure, organization, terms and financing aspects of the transaction had not yet been finalized and are subject to final approval by the Board of Directors of FCA.

CHANGES IN THE SCOPE OF CONSOLIDATION

The following significant changes in the scope of consolidation occurred in 2014, 2013 and 2012:

2014

•	There were no significant changes in the scope of consolidation in 2014

2013

•	In October 2013, FCA acquired from General Motors the 50.0 percent residual interest of VM Motori Group.

•	In November 2013, the investment in the Brazilian company, CMP Componentes e Modulos Plasticos Industria e Commercio Ltda, which was previously classified as held for sale on acquisition, was consolidated on a line-by-line basis as a result of changes in the plans for its sale.

•	In December 31, 2013, the assets and liabilities related to a subsidiary consolidated by the Components segment (Fonderie du Poitou Fonte S.A.S.) were reclassified as Asset and liabilities held for sale (Note 22); the subsidiary was subsequently disposed of in May 2014.

2012

•	In April 2012, as a result of changes in the Fiat India Automobiles Limited (“FIAL”) shareholding agreements, this entity was classified as a Joint operation and its share of assets, liabilities, revenues and expenses were recognized in the Consolidated financial statements; the investment was no longer accounted for under equity method accounting.

2014 FCA Annual Report

•	In July 2012, FCA entered into an agreement with PSA Peugeot Citroën providing for the transfer of its interest in the joint venture Sevelnord Société Anonyme at a symbolic value. In accordance with IFRS 5, from June 2012 the investment in Sevelnord Société Anonyme was reclassified within assets held for sale and was measured at fair value, resulting in an unusual loss of €91 million. The joint venture was subsequently disposed of in the fourth quarter of 2012.

ACQUISITION OF THE REMAINING OWNERSHIP INTEREST IN FCA US

As of December 31, 2013, FCA held a 58.5 percent ownership interest in FCA US and the VEBA Trust held the remaining 41.5 percent. On January 1, 2014, FCA ‘s 100.0 percent owned subsidiary FCA North America Holdings LLC, (“FCA NA”), formerly known as Fiat North America LLC, and the VEBA Trust announced that they had entered into an agreement (“the Equity Purchase Agreement”) under which FCA NA agreed to acquire the VEBA Trust’s 41.5 percent interest in FCA US, which included an approximately 10 percent interest in FCA US subject to previously exercised options that were subject to ongoing litigation, for cash consideration of U.S.$3,650 million (€2,691 million) as follows:

•	a special distribution of U.S.$1,900 million (€1,404 million) paid by FCA US to its members, which served to fund a portion of the transaction, wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration; and

•	an additional cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1,3 billion).

The previously exercised options for the approximately 10 percent interest in FCA US that were settled in connection with the Equity Purchase Agreement had an estimated fair value at the transaction date of U.S.$302 million (€223 million). These options were historically carried at cost, which was zero, in accordance with the guidance in paragraphs AG80 and AG81 of IAS 39 - Financial Instruments: Recognition and Measurement as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed and was subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S.$302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain in Other unusual income/(expenses). The Group has classified this item in Other unusual income/(expenses) because it relates to options held in relation to the acquisition of a non-controlling interest and is expected to occur infrequently.

The fair value of the options was calculated as the difference between the estimated exercise price for the disputed options encompassed in the Equity Purchase Agreement of U.S.$650 million (€481 million) and the estimated fair value for the underlying approximately 10 percent interest in FCA US of U.S.$952 million (€704 million). The exercise price for the disputed options was originally calculated by FCA NA pursuant to the formula set out in the option agreement between FCA NA and the VEBA Trust. The VEBA Trust disputed the calculation of the exercise price, which ultimately led to the litigation between the two parties regarding the interpretation of the call option agreement. The dispute primarily related to four elements of the calculation of the exercise price. During the ensuing litigation, the court ruled in FCA NA’s favor on two of the four disputed elements of the calculation. The court requested an additional factual record be developed on the other two elements, a process that was ongoing at the time the Equity Purchase Agreement was executed and consummated.

The dispute between FCA NA and the VEBA Trust over the previously exercised options was settled pursuant to the Equity Purchase Agreement, effectively resulting in the fulfillment of the previously exercised options. Given that there was no amount explicitly agreed to by FCA NA and the VEBA Trust in the Equity Purchase Agreement for the settlement of the previously exercised options, management estimated the exercise price encompassed in the Equity Purchase Agreement taking into account the judgments rendered by the court to date on the litigation and a settlement of the two unresolved elements. Based on the nature of the two unresolved elements, management estimated the exercise price to be between U.S.$600 million (€444 million at the transaction date) and U.S.$700 million (€518 million at the transaction date). Given the uncertainty inherent in court decisions, it was not possible to pick a point within that range that represented the most likely outcome. As such, management believed the mid-point of this range, U.S.$650 million (€481 million at the transaction date), represented the appropriate point estimate of the exercise price encompassed in the Equity Purchase Agreement.

2014 FCA Annual Report

Since there was no publicly observable market price for FCA US’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in FCA US was determined based on the range of potential values determined in connection with the IPO that FCA US was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management concluded that the mid-point of the range of potential IPO value provided the best evidence of the fair value of FCA US’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with IFRS 13 - Fair Value Measurement.

The potential IPO values for 100.0 percent of FCA US’s equity on a fully distributed basis ranged from $10.5 billion to U.S.$12.0 billion (€7.6 billion to €8.7 billion at December 31, 2013). Management concluded the mid-point of this range, U.S.$11.25 billion (€8.16 billion at December 31, 2013), was the best point estimate of fair value. The IPO value range was determined using earnings multiples observed in the market for publicly traded US-based automotive companies using the key assumptions discussed below. This fully distributed value was then reduced by approximately 15.0 percent for the expected discount that would have been realized in order to complete a successful IPO for the minority interest being sold by the VEBA Trust. This discount was estimated based on the following factors that a market participant would have considered and, therefore, would have affected the price of FCA US’s equity in an IPO transaction:

•	Fiat held a significant controlling interest and had expressed the intention to remain and act as the majority owner of FCA US. The fully diluted equity value, which is the starting point for the valuation discussed above, does not contemplate the perpetual nature of the non-controlling interest that would have been offered in an IPO or the significant level of control that Fiat would have exerted over FCA US. This level of control creates risk to a non-controlling shareholder since Fiat would be able to make decisions to maximize its value in a manner that would not necessarily maximize value to non-controlling shareholders, which Fiat had indicated was its intention.

•	The fully distributed equity value contemplates an active market for Chrysler’s equity, which did not exist for FCA US’s membership interests. The IPO price represents the creation of the public market, which would have taken time to develop into an active market. The estimated price that would be received in an IPO transaction reflects the fact that FCA US’s equity was not yet traded in an active market.

As the expected discount that would have been realized in order to complete a successful IPO represented a market-based discount that would have been reflected in an IPO price, management concluded it should be included in the measurement at the transaction date between a willing buyer and willing seller under the principles in IFRS 13.

The other significant assumptions management used in connection with the development of the fair value of FCA US’s membership interests discussed above included the following:

•	Inputs derived from FCA US’s long-term business plans in place at the time the Equity Purchase Agreement was negotiated and executed, including:

•	An estimated 2014 Earnings before interest, tax, depreciation, amortization, pension and OPEB payments (EBITDAPO); and

•	An estimate of net debt, which is composed of debt, pension obligations and OPEB obligations of FCA US, offset by any expected tax benefit arising from payment of obligations and cash on hand; and

2014 FCA Annual Report

•	An EBITDAPO valuation multiple based on observed multiples for other US-based automotive manufacturers, adjusted for differences between those manufacturers and FCA US.

The transaction under the Equity Purchase Agreement closed on January 21, 2014 and as a result, the Group now holds a 100.0 percent equity interest in FCA US.

Concurrent with the closing of the acquisition under the Equity Purchase Agreement, FCA US and UAW executed and delivered a contractually binding and legally enforceable Memorandum of Understanding (“MOU”) to supplement FCA US’s existing collective bargaining agreement. Under the MOU, the UAW committed to (i) use the best efforts to cooperate in the continued roll-out of FCA US’s World Class Manufacturing (“WCM”) programs, (ii) to actively participate in benchmarking efforts associated with implementation of WCM programs across all FCA’s manufacturing sites to ensure objective competitive assessments of operational performance and provide a framework for the proper application of WCM principles, and (iii) to actively assist in the achievement of FCA US’s long-term business plan. In consideration for these legally enforceable commitments, FCA US agreed to make payments to a UAW-organized independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering FCA US’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation had a fair value of U.S.$672 million (€497 million) as of the transaction date.

The Group considered the terms and conditions set forth in the above mentioned agreements and accounted for the Equity Purchase Agreement and the MOU as a single commercial transaction with multiple elements. As such, the fair value of the consideration paid discussed above, which amounts to U.S.$4,624 million (€3,411 million at the transaction date), including the fair value of the previously exercised disputed options, was allocated to the elements obtained by the Group. Due to the unique nature and inherent judgment involved in determining the fair value of the UAW’s commitments under the MOU, a residual value methodology was used to determine the portion of the consideration paid attributable to the UAW’s commitments as follows:

(€ million)
Special distribution from FCA US	1,404
Cash payment from FCA NA	1,287
Fair value of the previously exercised options	223
Fair value of financial commitments under the MOU	497

Fair value of total consideration paid	3,411

Less the fair value of an approximately 41.5 percent non-controlling ownership interest in FCA US	(2,916)

Consideration allocated to the UAW’s commitments	495

The fair value of the 41.5 percent non-controlling ownership interest in FCA US acquired by FCA from the VEBA Trust (which includes the approximately 10 percent pursuant to the settlement of the previously exercised options discussed above) was determined using the valuation methodology discussed above.

The residual of the fair value of the consideration paid of U.S.$670 million (€495 million) was allocated to the UAW’s contractually binding and legally enforceable commitments to FCA US under the MOU.

2014 FCA Annual Report

The effects of changes in ownership interests in FCA US was as follows:

Transaction date
(€ million)
Carrying amount of non-controlling interest acquired	3,976
Less consideration allocated to the acquisition of the non-controlling interest	(2,916)
Additional net deferred tax assets	251

Effect on the equity attributable to owners of the parent	1,311

In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest in FCA US through a corresponding adjustment to Equity attributable to the parent. As the transaction described above resulted in the elimination of the non-controlling interest in FCA US, all items of comprehensive income previously attributed to the non-controlling interest were recognized in equity reserves.

Accumulated actuarial gains and losses from the remeasurement of the defined benefit plans of FCA US totaling €1,248 million has been recognized since the consolidation of FCA US in 2011. As of the transaction date, €518 million, which is approximately 41.5 percent of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in FCA US, this amount was recognized as an adjustment to the equity reserve for Remeasurement of defined benefit plans.

With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) in Other unusual expenses in the Consolidated income statement. The first U.S.$175 million installment under the MOU was paid on January 21, 2014, which was equivalent to €129 million at that date, and is reflected in the operating section of the Consolidated statement of cash flows. The remaining outstanding obligation pursuant to the MOU as of December 31, 2014 of €417 million (U.S.$506 million), which includes €7 million (U.S.$9 million) of accreted interest, is recorded in Other current liabilities in the Consolidated statement of financial position . The second installment of $175 million (approximately €151 million at that date) to the VEBA Trust was made on January 21, 2015.

The Equity Purchase Agreement also provided for a tax distribution from FCA US to its members under the terms of FCA US Group’s Limited Liability Company Operating Agreement (as amended from time to time, the “LLC Operating Agreement”) in the amount of approximately U.S.$60 million (€45 million) to cover the VEBA Trust’s tax obligation. As this payment was made pursuant to a specific requirement in FCA US’s LLC Operating Agreement, it is not considered part of the multiple element transaction.

Transactions with non-controlling interests in 2014, 2013 and 2012 were as follows:

•	Acquisition of the remaining 41.5 percent ownership in FCA US (described above) consummated in January 2014. In accordance with IFRS 10 - Consolidated Financial Statements, non-controlling interest and equity reserves were adjusted to reflect the change in the ownership interest through a corresponding adjustment to equity attributable to the parent.

•	In the context of the Merger described above, in April 2014, Fiat Investments N.V. was incorporated as a public limited liability company under the laws of the Netherlands and was renamed FCA upon completion of the Merger. This transaction did not have an effect on the Consolidated financial statements.

•	In August 2014 Ferrari S.p.A. acquired an additional 21.0 percent in the share capital of the subsidiary Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd. increasing its interest from 59.0 percent to 80.0 percent (the Group’s interests increased from 53.1 percent to 72.0 percent). In accordance with IFRS 10 - Consolidated Financial Statements, non-controlling interest and equity reserves were adjusted to reflect the change in the ownership interest through a corresponding adjustment to Equity attributable to the parent.

2014 FCA Annual Report

•	On January 2012, FCA’s ownership interest in FCA US increased by an additional 5.0 percent on a fully-diluted basis.

•	On October 28, 2013, FCA acquired the remaining 50.0 percent interests in VM Motori Group.

The effects of changes in ownership interests in 2013 for VM Motori Group and in 2012 for FCA US on the Equity attributable to owners of the parent were as follows:

	2013	2012
	(€ million)
Carrying amount of non-controlling interest acquired	36	200
Consideration paid to non-controlling interests	(34)	—
Other financial assets derecognized	—	(288)
Deferred tax liabilities recognized	—	—

Effect on the Equity attributable to owners of the parent	2	(88)

(1) Net revenues

Net revenues were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Revenues from:
Sales of goods	91,869	82,815	80,101
Services provided	2,202	2,033	2,043
Contract revenues	1,150	1,038	1,078
Interest income of financial services activities	275	239	277
Lease installments from assets under operating leases	308	238	244
Other	286	261	22

Total Net revenues	96,090	86,624	83,765

2014 FCA Annual Report

Net revenues were attributed as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Revenues in:
North America	54,602	47,552	45,171
Brazil	7,512	8,431	9,839
Italy	7,054	6,699	7,048
China	6,336	4,445	2,700
Germany	3,460	3,054	3,167
UK	1,927	1,453	1,429
France	1,837	1,956	2,042
Turkey	1,381	1,268	1,236
Australia	1,220	979	673
Argentina	1,181	1,439	1,179
Spain	1,162	1,015	873
Other countries	8,418	8,333	8,408

Total Net revenues	96,090	86,624	83,765

(2) Cost of sales

Cost of sales in 2014, 2013 and 2012 amounted to €83,146 million, €74,326 million and €71,473 million, respectively, comprised mainly of expenses incurred in the manufacturing and distribution of vehicles and parts, of which, cost of materials and components are the most significant. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs.

Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer. Depending on the specific nature of the recall, including the significance and magnitude, certain warranty expenses incurred are reported as Other unusual expenses. The Group believes that this separate identification allows the users of the Consolidated financial statements to better analyze the comparative year-on-year financial performance of the Group.

Cost of sales in 2014, 2013 and 2012 also includes €170 million, €190 million and €158 million, respectively, of interest and other financial expenses from financial services companies.

(3) Selling, general and administrative costs

Selling costs in 2014, 2013 and 2012 amounted to €4,565 million, €4,269 million and €4,367 million, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorship.

General and administrative costs in 2014, 2013 and 2012 amounted to €2,519 million, €2,433 million and €2,408 million, respectively, and mainly consisted of administration expenses which are not attributable to sales, manufacturing or research and development functions.

2014 FCA Annual Report

(4) Research and development costs

Research and development costs were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Research and development costs expensed during the year	1,398	1,325	1,180
Amortization of capitalized development costs	1,057	887	621
Write-off of costs previously capitalized	82	24	57

Total Research and development costs	2,537	2,236	1,858

Refer to Note 14 in the Consolidated financial statements for information on capitalized development costs.

(5) Result from investments

The net gain in 2014, 2013 and 2012, amounting to €131 million, €84 million and €87 million, respectively, mainly consisted of the Group’s share in the Net profit/(loss) of equity method investments for €117 million, €74 million and €74 million, respectively and other income and expenses arising from investments measured at cost.

(6) Gains/(losses) on the disposal of investments

In 2014, the Group recognized net gains on the disposal of investments of €12 million.

In 2013, the Group recognized net gains on the disposal of investments of €8 million.

In 2012, the Group recognized a write-down of €91 million of the interest in Sevelnord Société Anonyme following its reclassification to Assets held for sale and subsequent transfer during the first quarter of 2013.

(7) Restructuring costs

Net restructuring costs amounting to €50 million in 2014 primarily related to restructuring provisions recognized in the LATAM, EMEA and Components segments.

Net restructuring costs in 2013 amounted to €28 million and primarily related to restructuring provisions in other minor business aggregated within Other activities for the purpose of segment reporting for €38 million, partially offset by the release of a restructuring provision previously made by the NAFTA segment for €10 million.

Restructuring costs in 2012 amounted to €15 million and related to the EMEA segment for €43 million, the Components segment and Other activities for €20 million, partially offset by the release of restructuring provisions previously made by the NAFTA segment for €48 million.

For a more detailed analysis of Restructuring provisions, reference should be made to Note 26.

(8) Other unusual income/(expenses)

For the year ended December 31, 2014, Other unusual expenses amounted to expenses of €639 million and primarily related to the €495 million expense recognized in connection with the execution of the UAW MOU entered into by FCA US on January 21, 2014, as described in the section — Acquisition of the Remaining Ownership Interest in FCA US, above. In

2014 FCA Annual Report

addition, Other unusual expenses also included €15 million related to compensation costs as a result of the resignation of the former chairman of Ferrari S.p.A. and included a €98 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar.

Based on first quarter 2014 developments related to the foreign exchange process in Venezuela, we changed the exchange rate used to remeasure our Venezuelan subsidiary’s net monetary assets in U.S. Dollar as of March 31, 2014. As the official exchange rate is increasingly reserved only for purchases of those goods and services deemed “essential” by the Venezuelan government, the Group began to use the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I rate”, as of March 31, 2014. Previously, the Group utilized the official exchange rate of 6.30 VEF to U.S. Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the “SICAD II rate”. The SICAD II rate had ranged from 49 to 51.9 VEF to U.S. Dollar in the period since its introduction through December 31, 2014. The SICAD II rate is expected to be used primarily for imports and has been limited to amounts of VEF that can be exchanged into other currencies, such as the U.S. Dollar. As a result of the recent exchange agreement between the Central Bank of Venezuela and the Venezuelan government and the limitations of the SICAD II rate, the Group believes any future remittances of dividends would be transacted at the SICAD I rate. As a result, we determined that the SICAD I rate is the most appropriate rate to use. At December 31, 2014, the SICAD I rate was 12.0 VEF to U.S. Dollar.

For the year ended December 31, 2013, Other unusual expenses amounted to €686 million and primarily related to write-downs totaling €272 million as a result of the rationalization of architectures associated with the new product strategy, particularly for the Alfa Romeo, Maserati and Fiat brands; specifically, €226 million related to development costs and €46 million to tangible assets. In addition, in relation to the expected market trends, the assets of the cast-iron business in the Components segment (Teksid) were written down by €57 million. Moreover, there was a €56 million write-off of the book value of the Equity Recapture Agreement Right considering the agreement closed on January 21, 2014 to purchase the remaining ownership interest in FCA US from the VEBA Trust (as described above). Other unusual charges also included a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee. This item also includes a €59 million foreign currency translation loss related to the February 2013 devaluation of the official exchange rate of the Venezuelan Bolivar (“VEF”) relative to the U.S. Dollar from 4.30 VEF per U.S. dollar to 6.30 VEF per U.S. Dollar. During the second and third quarter of 2013, certain monetary liabilities, which had been submitted to the Commission for the Administration of Foreign Exchange (“CADIVI”) for payment approval through the ordinary course of business prior to the devaluation date, were approved to be paid at an exchange rate of 4.30 VEF per U.S. Dollar. As a result, €12 million in the second quarter of 2013 and €4 million in the third quarter of 2013 of foreign currency transaction gains were recognized due to these monetary liabilities being previously remeasured at the 6.30 VEF per U.S. Dollar at the devaluation date.

In 2012, Other unusual expenses, net were €138 million mainly including €145 million of costs arising from disputes relating to operations terminated in prior years and costs related to the agreement with PSA Peugeot Citroën providing for the transfer of the Group’s interest in the company Sevelnord Société Anonyme at a symbolic value.

In 2014, Other unusual income amounted to €249 million which primarily included €223 million related to the fair value measurement of the previously exercised options for approximately 10 percent interest in FCA US that were settled in connection with the acquisition of the remaining interest in FCA US as described in the section Changes in the Scope of Consolidation, above.

In 2013, Other unusual income amounted to €187 million which primarily included the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction to FCA US’s pension obligation. During the second quarter of 2013, FCA US amended its U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, cease the accrual of future benefits effective December 31, 2013, and enhanced the retirement factors. The Canada amendment ceased the accrual of future benefits effective

2014 FCA Annual Report

December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. An interim remeasurement was required for these plans, which resulted in an additional €509 million net reduction to the pension obligation, a €7 million reduction to defined benefit plan assets and a corresponding €502 million increase in Total other comprehensive income/(loss).

(9) Net financial income/(expenses)

The following table sets out details of the Group’s financial income and expenses, including the amounts reported in the Consolidated income statement within the Financial income/(expenses) line item, as well as interest income from financial services activities, recognized under Net revenues, and Interest cost and other financial charges from financial services companies, recognized under Cost of sales.

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Financial income:
Interest income and other financial income:	226	201	266
Interest income from banks deposits	170	153	180
Interest income from securities	7	8	14
Other interest income and financial income	49	40	72
Interest income of financial services activities	275	239	277
Gains on disposal of securities	3	4	2

Total Financial income	504	444	545

Total Financial income relating to:
Industrial companies (A)	229	205	268
Financial services companies (reported within Net revenues)	275	239	277
Financial expenses:
Interest expense and other financial expenses:	1,916	1,904	1,973
Interest expenses on bonds	1,204	959	921
Interest expenses on bank borrowing	427	367	382
Commission expenses	21	25	21
Other interest cost and financial expenses	264	553	649
Write-downs of financial assets	84	105	50
Losses on disposal of securities	6	3	9
Net interest expenses on employee benefits provisions	330	371	388

Total Financial expenses	2,336	2,383	2,420

Net expenses/(income) from derivative financial instruments and exchange rate differences	110	(1)	(84)

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences	2,446	2,382	2,336

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	2,276	2,192	2,178
Financial services companies (reported with Cost of sales)	170	190	158
Net financial income expenses relating to industrial companies (A - B)	2,047	1,987	1,910

2014 FCA Annual Report

Other interest cost and financial expenses includes interest expenses of €33 million (€326 million in 2013 and €342 million in 2012) related to the VEBA Trust Note and interest expenses of €50 million (€61 million in 2013 and €71 million in 2012) related to the Canadian Health Care Trust Note.

Net income/(expenses) from derivative financial instruments and exchange rate differences include net income of €31 million in 2013 and net income of €34 million in 2012 arising from the equity swaps on FCA and CNH Industrial N.V. (“CNHI”) shares relating to certain stock option plans. These equity swaps expired in 2013.

(10) Tax expense/(income)

Income tax was as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current tax expense	677	615	691
Deferred tax income	(145)	(1,570)	(71)
Taxes relating to prior periods	12	19	8

Total Tax expense/(income)	544	(936)	628

For the year ended December 31, 2014 Total tax expense amounted to €544 million. In 2013, Total tax income was €936 million and included a €1,500 million positive one-time recognition of net deferred tax assets related to tax loss carry- forwards and temporary differences within the NAFTA segment.

In 2014, the Regional Italian Income Tax (“IRAP”) recognized within current taxes was €62 million (€58 million in 2013 and €64 million in 2012) and IRAP recognized within deferred tax costs was €18 million (€11 million in 2013 and €21 million in 2012).

2014 FCA Annual Report

The applicable tax rate used to determine the theoretical income taxes was 21.5 percent in 2014, which is the statutory rate applicable in the United Kingdom, the tax jurisdiction in which FCA is resident. The applicable tax rate used to determine the theoretical income taxes was 27.5 percent in 2013 and 2012, which was the statutory rate applicable in Italy, the tax jurisdiction in which Fiat was resident. The change in the applicable tax rate is a result of the change in tax jurisdiction in connection with the Merger. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate and income taxes recognized was as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Theoretical income taxes	253	279	419
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(173)	(1,745)	(529)
Permanent differences	(148)	8	(79)
Deferred tax assets not recognized and write-downs	379	380	472
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	66	24	164
Taxes relating to prior years	12	19	8
Unrecognized withholding tax	57	84	95
Other differences	18	(54)	(7)

Total Tax expense/(income), excluding IRAP	464	(1,005)	543

Effective tax rate	39.5%	n.a.	35.7%
IRAP (current and deferred)	80	69	85

Total Tax expense/(income)	544	(936)	628

Because the IRAP taxable basis differs from Profit before taxes, it is excluded from the above effective tax rate calculation.

In 2014, the Group’s effective tax rate is equal to 39.5%. The difference between the theoretical and the effective income taxes is primarily due to €379 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year in EMEA, which is partially offset by the recognition of non-recurring deferred tax benefits of €173 million.

In 2013, the Group’s effective tax rate includes a significant tax benefit and is not comparable to prior periods primarily due to FCA US recognizing previously unrecognized deferred tax assets of €1,500 million. Excluding this effect, the effective tax rate of the Group in 2013 would have been 48.7 percent. The difference between the 2013 theoretical and effective income tax was primarily due to the above-mentioned recognition and utilization of previously unrecognized deferred tax assets of €1,734 million (€1,500 million of which was recognized in income taxes and €234 million in Other Comprehensive income/(loss). These benefits were partially offset by the negative impact of €380 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year.

In 2012, the Group’s effective tax rate was 35.7 percent. The difference between the theoretical and the effective income tax rate was due to the recognition and utilization of previously unrecognized deferred tax assets for €529 million, net of €472 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year.

2014 FCA Annual Report

The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies in the Consolidated statement of financial position within Deferred tax asset, where these may be offset. Amounts recognized were as follows:

	At December 31,
	2014	2013
	(€ million)
Deferred tax assets	3,547	2,903
Deferred tax liabilities	(233)	(278)

Net deferred tax assets	3,314	2,625

In 2014, net deferred tax assets increased by €689 million mainly due to the following:

•	€145 million increase for recognition of previously unrecognized Deferred tax assets and the recognition of Deferred tax assets on temporary differences originating during the year, net of the reversal of deferred taxes relating to previous years;

•	€102 million increase for recognition directly to Equity of net deferred tax assets;

•	€190 million increase due to exchange rate differences and other changes;

•	€252 million increase in Deferred tax assets due to acquisition of the remaining 41.5 percent interest in FCA US.

2014 FCA Annual Report

The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2014 and 2013 were as follows:

	At January 1, 2014	Recognized in Consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2014
	(€ million)
Deferred tax assets arising on:
Provisions	2,938	533	—	4	1,092	4,567
Provision for employee benefits	1,131	101	35	—	145	1,412
Intangible assets	343	(31)	—	—	16	328
Impairment of financial assets	191	(7)	—	—	(10)	174
Inventories	261	41	—	—	8	310
Allowances for doubtful accounts	110	—	—	—	1	111
Other	1,209	(947)	42	(4)	1,460	1,760

Total	6,183	(310)	77	—	2,712	8,662

Deferred tax liabilities arising on:
Accelerated depreciation	(1,404)	(80)	—	—	(1,222)	(2,706)
Capitalization of development costs	(1,416)	(155)	—	2	(407)	(1,976)
Other Intangible assets and Intangible assets with indefinite useful lives	(640)	23	—	16	(695)	(1,296)
Provision for employee benefits	(20)	2	(2)	—	(1)	(21)
Other	(562)	(56)	27	(16)	(24)	(631)

Total	(4,042)	(266)	25	2	(2,349)	(6,630)

Deferred tax asset arising on tax loss carry-forward	3,810	777	—	—	109	4,696
Unrecognized deferred tax assets	(3,326)	(56)	—	(2)	(30)	(3,414)

Total net Deferred tax assets	2,625	145	102	—	442	3,314

2014 FCA Annual Report

	At January 1, 2013	Recognized in Consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2013
	(€ million)
Deferred tax assets arising on:
Provisions	2,922	368	—	3	(355)	2,938
Provision for employee benefits	1,022	137	18	—	(46)	1,131
Intangible assets	381	(38)	—	1	(1)	343
Impairment of financial assets	228	13	—	—	(50)	191
Inventories	264	(1)	—	1	(3)	261
Allowances for doubtful accounts	90	18	—	—	2	110
Other	1,456	(224)	—	2	(25)	1,209

Total	6,363	273	18	7	(478)	6,183

Deferred tax liabilities arising on:
Accelerated depreciation	(1,354)	(128)	—	1	77	(1,404)
Capitalization of development costs	(1,211)	(252)	—	—	47	(1,416)
Other Intangible assets and Intangible assets with indefinite useful lives	(784)	48	—	(17)	113	(640)
Provision for employee benefits	(22)	—	—	(1)	3	(20)
Other	(527)	54	(23)	(2)	(64)	(562)

Total	(3,898)	(278)	(23)	(19)	176	(4,042)

Deferred tax asset arising on tax loss carry-forward	3,399	437	—	7	(33)	3,810
Unrecognized deferred tax assets	(4,918)	1,138	217	—	237	(3,326)

Total net Deferred tax assets	946	1,570	212	(5)	(98)	2,625

The decision to recognize deferred tax assets is made for each company in the Group by critically assessing whether conditions exist for the future recoverability of such assets by taking into account recent forecasts from budgets and plans. At December 31, 2014, following the Group’s reorganization of its subsidiaries in the U.S and in consideration of the projected positive results in the U.S. and other countries, additional deferred tax assets of €226 million have been recognized. The additional recognized deferred tax assets were offset by a write-down of €232 million deferred tax assets related to the projected spin-off of Ferrari. Despite a tax loss in the Group’s wholly-owned consolidated Italian subsidiaries, the Group continued to recognize deferred tax assets of €799 million (€1,016 million at December 31, 2013) as the Group expects future taxable income in future periods and based on the fact that tax losses can be carried forward indefinitely.

At December 31, 2014, the Group had deferred tax assets on deductible temporary differences of €8,662 million (€6,183 million at December 31, 2013), of which €480 million was not recognized (€435 million at December 31, 2013). At December 31, 2014, the Group also had theoretical tax benefit on losses carried forward of €4,696 million (€3,810 million at December 31, 2013), of which €2,934 million was unrecognized (€2,891 million at December 31, 2013). At December 31, 2014, net deferred tax assets included the amount of €1,762 million in respect of benefits on unused tax losses carry-forwards (€919 million at December 31, 2013).

Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

2014 FCA Annual Report

Total deductible and taxable temporary differences and accumulated tax losses at December 31, 2014, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, are as follows:

		Year of expiration
	Total at December 31, 2014	2015	2016	2017	2018	Beyond 2017	Unlimited/ indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	26,777	8,540	2,113	1,742	1,876	12,506	—
Taxable temporary differences	(19,119)	(757)	(1,873)	(1,793)	(1,834)	(9,933)	(2,929)
Tax losses	15,852	58	163	154	113	3,695	11,669
Amounts for which deferred tax assets were not recognized	(12,064)	(487)	(317)	(171)	(2)	(1,176)	(9,911)

Temporary differences and tax losses relating to corporate taxation	11,446	7,354	86	(68)	153	5,092	(1,171)

Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	18,007	4,665	1,622	1,556	1,568	8,596	—
Taxable temporary differences	(17,494)	(485)	(1,905)	(1,868)	(1,881)	(8,404)	(2,951)
Tax losses	3,401	3	5	41	75	2,573	704
Amounts for which deferred tax assets were not recognized	(1,052)	(84)	(36)	(19)	(15)	(354)	(544)

Temporary differences and tax losses relating to local taxation	2,862	4,099	(314)	(290)	(253)	2,411	(2,791)

(11) Other information by nature

Personnel costs in 2014, 2013 and 2012 amounted to €10,099 million, €9,471 million and €9,256 million, respectively, which included costs that were capitalized mainly in connection with product development activities.

In 2014, FCA had an average number of employees of 231,613 (223,658 employees in 2013 and 208,835 employees in 2012).

(12) Earnings per share

Basic earnings per share

The basic earnings per share for 2014 and 2013 was determined by dividing the Profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, the weighted average number of shares outstanding for 2014 includes the minimum number of ordinary shares to be converted as a result of the issuance of the mandatory convertible securities described in Note 23. For 2012, the basic earnings per share takes into account the mandatory conversion of preference and savings shares by dividing the Profit attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period (assuming conversion occurred at the beginning of the year).

2014 FCA Annual Report

The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2014, 2013 and 2012:

			For the years ended December 31,
			2014	2013	2012
			Ordinary shares	Ordinary shares	Ordinary shares
Profit attributable to owners of the parent	€	million	568	904	44
Weighted average number of shares outstanding		thousand	1,222,346	1,215,921	1,215,828

Basic earnings per ordinary share			€0.465	0.744	0.036

Diluted earnings per share

In order to calculate the diluted earnings per share, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if all the share-based payment plans were exercised and if the maximum number of ordinary shares related to the mandatory convertible securities (Note 23 in the Consolidated financial statements) were converted. No other instruments could potentially dilute the basic earnings per share in the future as all contingently issuable shares existing under the stock grant plan and the mandatory convertible securities (Note 23 in the Consolidated financial statements) were included in the calculation of the diluted earnings per share. There were no instruments excluded from the calculation of diluted earnings per share for the periods presented because of an anti-dilutive impact.

The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2014, 2013 and 2012:

			For the years ended December 31,
			2014	2013	2012
			Ordinary shares	Ordinary shares	Ordinary shares
Profit attributable to owners of the parent	€	million	568	904	44
Weighted average number of shares outstanding		thousand	1,222,346	1,215,921	1,215,828
Number of shares deployable for stock option plans linked to FCA shares		thousand	11,204	13,005	10,040
Mandatory Convertible Securities		thousand	547	—	—

Weighted average number of shares outstanding for diluted earnings per share		thousand	1,234,097	1,228,926	1,225,868

Diluted earnings per ordinary share			€0.460	0.736	0.036

2014 FCA Annual Report

(13) Goodwill and intangible assets with indefinite useful life

Goodwill and intangible assets with indefinite useful life as at December 31, 2014 and at December 31, 2013 are summarized below:

	At December 31, 2013	Change in the scope of consolidation	Impairment losses	Translation differences and other changes	At December 31, 2014
	(€ million)
Gross amount	10,283	—	—	1,218	11,501
Accumulated impairment losses	(443)	—	—	1	(442)

Goodwill	9,840	—	—	1,219	11,059

Brands	2,600	—	—	353	2,953

Total Goodwill and intangible assets with indefinite useful lives	12,440	—	—	1,572	14,012

	At December 31, 2012	Change in the scope of consolidation	Impairment losses	Translation differences and other changes	At December 31, 2013
	(€ million)
Gross amount	10,645	15	—	(377)	10,283
Accumulated impairment losses	(413)	—	—	(30)	(443)

Goodwill	10,232	15	—	(407)	9,840

Brands	2,717	—	—	(117)	2,600

Total Goodwill and intangible assets with indefinite useful lives	12,949	15	—	(524)	12,440

Foreign exchange effects in 2014 and in 2013 amounted to €1,572 million and €524 million, respectively, and arose mainly from changes in the U.S. Dollar/Euro rate.

Changes in the scope of consolidation in 2013 included the effects of the consolidation of the VM Motori group from July 1, 2013 resulting from the acquisition of the remaining 50.0 per cent interest.

Brands

Brands arise from the NAFTA segment and are comprised of the Chrysler, Jeep, Dodge, Ram and Mopar brands. These rights are protected legally through registration with government agencies and through the continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they are classified as intangible assets with indefinite useful lives, and are therefore not amortized.

For the purpose of impairment testing, the carrying value of Brands, which is allocated to the NAFTA segment, is tested jointly with the Goodwill allocated to the NAFTA segment.

Goodwill

At December 31, 2014, goodwill includes €10,185 million for FCA US (€8,967 million at December 31, 2013) and €786 million for Ferrari S.p.A (€786 million at December 31, 2013) which resulted from their respective acquisitions.

Goodwill is allocated to operating segments or to CGUs within the operating segments as appropriate, in accordance with IAS 36 – Impairment of assets.

2014 FCA Annual Report

The following table presents the allocation of Goodwill across the segments:

	At December 31,
	2014	2013
	( € million)
NAFTA	8,350	7,330
APAC	233	968
LATAM	517	461
EMEA	1,085	208
Ferrari	786	786
Components	52	51
Other activities	36	36

Total Goodwill (net carrying amount)	11,059	9,840

In accordance with IAS 36, Goodwill is not amortized and is tested for impairment annually, or more frequently, if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of each CGU to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

The assumptions used in this process represent management’s best estimate for the period under consideration. Goodwill allocated to the NAFTA segment represents 75.5 percent of the Group’s total Goodwill, which also includes the carrying amount of the Group’s Brands, as discussed above. The estimate of the value in use of the NAFTA segment for purposes of performing the annual impairment test was based on the following assumptions:

•	The expected future cash flows covering the period from 2015 through 2018 have been derived from the Group Business Plan presented on May 6, 2014. More specifically, in making the estimates, expected EBITDA for the periods under consideration was adjusted to reflect the expected capital expenditure and monetary contributions to pension plans and other post-employment benefit plans. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the NAFTA segment over the period considered.

•	The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered. This terminal period was calculated by applying an EBITDA margin of the average of the expected EBITDA for 2015-2018 to the average 2015-2018 expected revenues used in calculating the expected EBITDA. The terminal period was then adjusted by a normalized amount of investments determined assuming a steady state business and by expected monetary contributions to pension plans and post-employment benefit plans.

•

Pre-tax expected future cash flows have been estimated in U.S. Dollars, and discounted using a pre-tax discount rate. The base WACC of 16.4 percent (16.0 percent in 2013, 15.1 percent in 2012) used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the segment under consideration. The WACC was calculated using the Capital Asset Pricing Model (“CAPM”) technique in which the risk-free rate has been calculated by referring to the yield curve of long-term U.S. government bonds and the beta coefficient and the debt/equity ratio have been extrapolated by analyzing a group of comparable companies operating in the automotive sector. Additionally, to reflect the uncertainty of

2014 FCA Annual Report

the current economic environment and future market conditions, the cost of equity component of the WACC was progressively increased by a 100 basis point risk premium for the years 2016 and 2017, 90 basis points for 2018 and by 100 basis points in the terminal period.

The value in use estimated as above was determined to be in excess of the book value of the net capital employed (inclusive of Goodwill and Brands allocated to the NAFTA segment) by approximately €100 million at December 31, 2014.

Impairment tests for Goodwill allocated to other segments were based on the expected future cash flows covering the period from 2015 through 2018. The assumptions used to determine the pre-tax WACCs and the risk premiums were consistent with those described above for the NAFTA segment. Discounted cash flows were measured using a pre-tax base WACC of 16.6 percent (14.9 percent in 2013, 14.4 percent in 2012), 18.0 percent (22.3 percent in 2013, 17.2 percent in 2012) and 16.4 percent (17.9 percent in 2013, 16.4 percent in 2012) for the APAC, LATAM and EMEA segments, respectively. The results of the impairment tests for APAC, LATAM and EMEA resulted in a positive outcome reflecting a surplus of the value in use over the book value. A sensitivity analysis was performed by increasing the base WACC used above for each of the regions by 50 basis points, which resulted in a surplus of the carrying amount over the value in use for the APAC, LATAM and EMEA segments.

In addition, the Goodwill recorded within the Ferrari operating segment was tested for impairment. The expected future cash flows are the operating cash flows taken from the estimates included in the 2015 budget and the expected business performance, taking account of the uncertainties of the global financial and economic situation, extrapolated for subsequent years by using the specific medium/long-term growth rate for the sector equal to 1.0 percent (1.0 percent in 2013, 2.0 percent in 2012). These cash flows were then discounted using a post-tax discount rate of 8.2 percent (8.4 percent in 2013, 8.1 percent in 2012). The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the Goodwill within the Ferrari operating segment will continue to be recoverable, even in the event of difficult economic and market condition.

2014 FCA Annual Report

(14) Other intangible assets

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	(€ million)
Gross carrying amount Balance at December 31, 2012	5,227	4,637	2,100	638	12,602
Additions	1,562	480	224	64	2,330
Change in the scope of consolidation	198	—	1	21	220
Divestitures	(5)	(304)	(19)	(2)	(330)

Translation differences and other changes	(123)	(159)	(21)	(100)	(403)

Balance at December 31, 2013	6,859	4,654	2,285	621	14,419
Additions	1,542	725	350	89	2,706
Change in the scope of consolidation	—	—	—	—	—
Divestitures	(8)	(36)	(38)	(6)	(88)

Translation differences and other changes	239	168	207	4	618

Balance at December 31, 2014	8,632	5,511	2,804	708	17,655
Accumulated amortization and impairment losses Balance at December 31, 2012	2,436	2,516	875	430	6,257
Change in the scope of consolidation	142	—	—	11	153
Amortization	479	408	213	48	1,148
Impairment losses	120	130	—	—	250
Divestitures	(1)	(286)	(18)	(1)	(306)

Translation differences and other changes	(11)	(90)	16	(72)	(157)

Balance at December 31, 2013	3,165	2,678	1,086	416	7,345
Change in the scope of consolidation	—	—	—	—	—
Amortization	648	409	225	49	1,331
Impairment losses	46	36	—	—	82
Divestitures	(6)	(30)	(33)	(4)	(73)
Translation differences and other changes	(84)	152	59	8	135

Balance at December 31, 2014	3,769	3,245	1,337	469	8,820

Carrying amount at December 31, 2013	3,694	1,976	1,199	205	7,074

Carrying amount at December 31, 2014	4,863	2,266	1,467	239	8,835

Additions of €2,706 million in 2014 (€2,330 million in 2013) include development costs of €2,267 million (€2,042 million in 2013), consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA segments. In 2014, the Group wrote-down certain internally generated development costs within the EMEA (€47 million) and NAFTA (€28 million) segments primarily in connection with changes in certain product developments.

In 2013, to reflect the new product strategy the Group wrote-down certain development costs by €250 million. This amount mainly includes €151 million for the EMEA segment, €32 million for the LATAM segment and €65 million for Maserati in connection with development costs on new Alfa Romeo, Fiat and Maserati products, which had been switched to new platforms considered technologically more appropriate. Write-downs of development costs have been recognized as Other unusual expenses for €226 million and the remaining impairments of €24 million were recognized in Research and development costs. In 2012, the write-down of development costs amounted to €57 million and it was recognized within Research and development costs, as this was not related to strategic factors.

2014 FCA Annual Report

Change in the scope of consolidation in 2013 mainly includes the effects of the consolidation of the VM Motori group resulting from the acquisition of the remaining 50.0 percent interest for consideration of €34 million.

Translation differences principally reflect foreign exchange gains of €482 million in 2014 related to changes in the U.S. Dollar against the Euro. Translation differences of €243 million in 2013 principally reflected foreign exchange losses related to the changes in the U.S. Dollar and Brazilian Real against the Euro. Translation differences of €88 million in 2012 principally reflected the foreign exchange losses related to the devaluation of the U.S. Dollar and Brazilian Real against the Euro, partially offset by the appreciation of the Polish Zloty against the Euro.

2014 FCA Annual Report

(15) Property, plant and equipment

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount
Balance at December 31, 2012	717	6,490	35,453	1,919	3,282	47,861
Additions	4	513	2,559	137	1,949	5,162
Divestitures	(5)	(29)	(858)	(56)	(20)	(968)
Change in the scope of consolidation	3	19	240	5	4	271
Impairment losses	—	—	—	—	(2)	(2)
Translation differences	(55)	(282)	(1,362)	(92)	(177)	(1,968)
Other changes	216	324	2,373	124	(2,752)	285

Balance at December 31, 2013	880	7,035	38,405	2,037	2,284	50,641

Additions	14	766	2,877	292	1,466	5,415
Divestitures	(7)	(94)	(1,248)	(37)	(2)	(1,388)
Change in the scope of consolidation	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—
Translation differences	35	316	1,586	168	132	2,237
Other changes	23	2	867	62	(969)	(15)

Balance at December 31, 2014	945	8,025	42,487	2,522	2,911	56,890

Accumulated depreciation and impairment losses
Balance at December 31, 2012	7	2,267	22,091	990	10	25,365
Depreciation	—	261	3,048	178	—	3,487
Divestitures	—	(14)	(818)	(41)	—	(873)
Impairment losses	—	—	84	—	—	84
Change in the scope of consolidation	—	2	148	4	—	154
Translation differences	—	(82)	(693)	(43)	—	(818)
Other changes	—	(40)	58	(10)	1	9

Balance at December 31, 2013	7	2,394	23,918	1,078	11	27,408

Depreciation	—	266	3,099	201	—	3,566
Divestitures	(2)	(87)	(1,219)	(33)	—	(1,341)
Impairment losses	—	6	27	—	—	33
Change in the scope of consolidation	—	—	—	—	—	—
Translation differences	—	57	653	61	—	771
Other changes	2	10	19	9	5	45

Balance at December 31, 2014	7	2,646	26,497	1,316	16	30,482

Carrying amount at December 31, 2013	873	4,641	14,487	959	2,273	23,233

Carrying amount at December 31, 2014	938	5,379	15,990	1,206	2,895	26,408

Additions of €5,415 million in 2014 (€5,162 million in 2013) are primarily related to the car mass-market operations in the NAFTA and EMEA segments, as well as to the ongoing construction of the new LATAM plant in Pernambuco (Brazil) in 2014 and 2013.

In 2014, €33 million of impairment losses are primarily related to the EMEA segment for certain powertrains that were abandoned. In 2013, approximately €30 million of impairment losses related to assets in the Cast Iron business unit of

2014 FCA Annual Report

the Components segment as a result of an expected reduction in these activities compared to previous expectations, due to the increasing use of aluminum in the production of the automotive engine blocks rather than cast iron. These impairments, which were due to a structural change in the market, were fully recognized within Other unusual expenses. The remaining impairment losses (€55 million) related to the above mentioned streamlining of architectures and models associated with the EMEA segment’s refocused product strategy.

In 2014, translation differences of €1,466 million mainly reflect the strengthening of the U.S. Dollar against the Euro. In 2013, translation differences of €1,150 million primarily related to the changes of the U.S. Dollar and the Brazilian Real against the Euro.

In 2014 and 2013, Other changes primarily consisted of the reclassification of prior year balances for Advances and tangible assets in progress to the respective categories when the assets were acquired and entered service. With reference to Land, Other changes in 2013 also includes €214 million which is the fair value of the land donated to the Group by the State of Pernambuco (Brazil) following the Group’s commitment to implement an industrial unit designed to produce, assemble and sell vehicles.

In 2013, changes in the scope of consolidation mainly reflect the consolidation of the VM Motori group resulting from the acquisition of the remaining 50.0 per cent interest for consideration of €34 million.

The net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

	At December 31,
	2014	2013
	(€ million)
Industrial buildings	84	87
Plant machinery and equipment	299	307

Property plant and equipment	383	394

Property, plant and equipment of the Group, excluding FCA US, reported as pledged as security for debt, assets that are legally owned by suppliers but are recognized in the Consolidated financial statements in accordance with IFRIC 4 - Determining Whether an Arrangement Contains a Lease with the corresponding recognition of a financial lease payable. They are as follows:

	At December 31,
	2014	2013
	(€ million)
Land and industrial buildings pledged as security for debt	1,019	103
Plant and machinery pledged as security for debt and other commitments	648	310
Other assets pledged as security for debt and other commitments	3	5

Property plant and equipment pledged as security for debt	1,670	418

Information on the assets of FCA US subject to lien are set out in Note 27 in the Consolidated financial statements.

At December 31, 2014, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €2,263 million (€1,536 million at December 31, 2013).

2014 FCA Annual Report

(16) Investments and other financial assets

	At December 31,
	2014	2013
	(€ million)
Interest in joint ventures	1,329	1,225
Interest in associates	105	123
Interests in unconsolidated subsidiaries	37	40

Equity method investments	1,471	1,388

Available-for-sale investments	124	148
Equity Investments at fair value	0	151

Investments at fair value	124	299

Other Investments measured at cost	59	52

Total Investments	1,654	1,739

Non-current financial receivables	296	257
Other securities and other financial assets	70	56

Total Investments and other financial assets	2,020	2,052

Investments in joint ventures

The Group’s interests in joint ventures, amounting to €1,329 million at December 31, 2014 (€1,225 million at December 31, 2013) are all accounted for using the equity method of accounting and at December 31, 2014 mainly include the Group’s interests in FCA Bank S.p.A. (“FCA Bank”) (formerly known as FGA Capital S.p.A) amounting to €894 million (€839 million at December 31, 2013), the Group’s interest in Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”) amounting to €299 million (€240 million at December 31, 2013) and the Group’s interest in GAC Fiat Chrysler Automobiles Co. Ltd (previously known as GAC Fiat Automobiles Limited) amounting to €45 million (€85 million at December 31, 2013).

Changes in interests in joint ventures in 2014 and 2013 are as follows:

Investments in joint ventures
(€ million)
Balance at December 31, 2012	1,282

Share of the net profit	112
Acquisitions, Capitalizations (Refunds)	44
Change in the scope of consolidation	(37)
Translations differences	(69)
Other changes	(107)

Balance at December 31, 2013	1,225

Share of the net profit	127
Acquisitions, Capitalizations (Refunds)	14
Change in the scope of consolidation	2
Translations differences	33
Other changes	(72)

Balance at December 31, 2014	1,329

2014 FCA Annual Report

In 2014, Other changes consisting of a net decrease of €72 million mainly relates to dividends distributed by FCA Bank for €41 million and by Tofas for €42 million, and to the positive change in the cash flow hedge reserve of Tofas of €13 million.

In 2013, Other changes consisting of a net decrease of €107 million mainly relates to dividends distributed by FCA Bank for €15 million and by Tofas for €72 million, and to the negative change in the cash flow hedge reserve of Tofas of €17 million.

The only material joint venture for the Group is FCA Bank: a 50/50 joint venture with Crédit Agricole Consumer Finance S.A. FCA Bank operates in 14 European countries including Italy, France, Germany, UK and Spain. In July 2013, the Group reached an agreement with Crédit Agricole to extend the term of that joint venture through to December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group’s car mass-market brands and for Maserati.

Summarized financial information relating to FCA Bank was as follows:

	At December 31,
	2014	2013
	(€ million)
Financial assets	14,604	14,484
Of which: Cash and cash equivalents	—	—
Other assets	2,330	2,079
Financial liabilities	14,124	13,959
Other liabilities	896	802
Equity (100%)	1,914	1,802
Net assets attributable to owners of the parent	1,899	1,788

Group’s share of net assets	950	894
Elimination of unrealized profits and other adjustments	(56)	(55)

Carrying amount of interest in the joint venture	894	839

	For the years ended December 31,
	2014	2013
	(€ million)
Interest and similar income	737	752
Interest and similar expenses	(373)	(381)
Income tax expense	(74)	(76)
Profit from continuing operations	182	172
Net profit	182	172

Net profit attributable to owners of the parent (A)	181	170

Group’s share of net profit	91	85
Elimination of unrealized profits	—	—

Group’s share of net profit in the joint venture	91	85

Other comprehensive income/(loss) attributable to owners of the parent (B)	12	(1)

Total comprehensive income attributable to owners of the parent (A+B)	193	169

2014 FCA Annual Report

Tofas, which is registered with the Turkish Capital Market Board (“CMB”) and listed on the İstanbul Stock Exchange (“ISE”) since 1991, is classified as a joint venture as the Group and the other partner each have a shareholding of 37.9 percent. As at December 31, 2014 the fair value of the Group’s interest in Tofas was €1,076 million (€857 million at December 31, 2013).

The aggregate amounts for the Group’s share in all individually immaterial Joint ventures that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Net Profit from continuing operations	36	27	65

Net profit	36	27	65

Other comprehensive income/(loss)	37	(90)	39

Total other comprehensive income/(loss)	73	(63)	104

There are no restrictions on the ability of joint ventures to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the entity, that have a material impact on the Group’s liquidity.

Investments in associates

The Group’s interests in associates, amounting to €105 million at December 31, 2014 (€123 million at December 31, 2013) are all accounted for using the equity method of accounting and include the Group’s interests in RCS MediaGroup S.p.A. (“RCS”) amounting to €74 million at December 31, 2014 (€87 million at December 31, 2013). As of December 31, 2014 the fair value of the Group’s interest in RCS, which is a company listed on the Italian Stock exchange, was €81 million (€115 million at December 31, 2013).

The aggregate amounts for the Group’s share in all individually immaterial associates accounted for using the equity method, including RCS were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Loss from continuing operations	(20)	(42)	(72)

Net loss	(20)	(42)	(72)

Other comprehensive income/(loss)	3	2	(1)

Total other comprehensive loss	(17)	(40)	(73)

There are no restrictions on the ability of associates to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the entity, that have a material impact on the Group’s liquidity.

Investments at fair value

At December 31, 2014, Investments at fair value include the investment in CNHI for €107 million (€282 million at December 31, 2013), the investment in Fin. Priv. S.r.l. for €14 million (€14 million at December 31, 2013) and the investment in Assicurazioni Generali S.p.A. for €3 million (€3 million at December 31, 2013).

2014 FCA Annual Report

At January 1, 2011, FCA was alloted 38,568,458 ordinary shares in CNHI’s predecessor, Fiat Industrial S.p.A., without consideration, following the de-merger of Fiat Industrial S.p.A. from Fiat, corresponding to the number of Treasury shares it held. Following this allotment, the portion of the cost of Treasury shares recognized in equity and attributable to the de-merged entity’s shares, amounting to €368 million, was reclassified as an asset in the Consolidated statement of financial position. This initial allocation was calculated on the basis of the weighting of the stock market prices of Fiat and Fiat Industrial S.p.A. shares on the first day of quotation. At the same time, in accordance with IAS 39 and its interpretations, the investment was measured at fair value (€347 million) with a corresponding entry made to Other reserves. In addition, the de-merger of CNHI from Fiat also established that 23,021,250 shares would service the stock option and stock grant plans outstanding at December 31, 2010. These shares were therefore considered linked to the liability for share-based payments recognized by the Group as a result of changes to the plans made by the de-merger and measured at fair value with changes recognized in profit and loss consistently with changes in fair value of the liability. The remaining CNHI shares were classified as Available-for-sale investments and were measured at fair value with changes recognized directly in Other comprehensive income/(loss).

At December 31, 2014, the investment in CNHI consisted of 15,948,275 common shares for an amount of €107 million. The investment is classified as Available-for-sale and is measured at fair value with changes recognized directly in Other comprehensive income/loss. During 2014, 18,059,375 ordinary shares of the investment balance existing at December 31, 2013 were sold following the exercise of the stock options and 100,625 shares of the residual CNHI shares corresponding to options not exercised were reclassified as Available-held-for-sale investments.

At December 31, 2013, the investment in CNHI consisted of 34,007,650 ordinary shares for an amount of €282 million. At December 31, 2013, 18,160,000 shares, for an amount of €151 million, were to service the stock option plans and 15,847,650 shares, for an amount €131 million, were classified as available-for-sale. In addition, at December 31, 2014, the Group had 15,948,275 special voting shares (33,955,402 at December 31, 2013), which cannot directly or indirectly be sold, disposed of or transferred, and over which the Group cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance.

The total investment in CNHI corresponded to 1.7 percent and 3.7 percent of voting rights at December 31, 2014 and December 31, 2013, respectively.

(17) Inventories

	At December 31,
	2014	2013
	(€ million)
Raw materials, supplies and finished goods	10,294	8,910
Assets sold with a buy-back commitment	2,018	1,253
Gross amount due from customers for contract work	155	115

Total Inventories	12,467	10,278

In 2014, Inventories increased by €2,189 million from €10,278 at December 31, 2013 as a result of a higher level of finished products following volume growth in the NAFTA, EMEA and Maserati segments in addition to positive translation differences primarily related to the strengthening of the US dollar against the Euro.

At December 31, 2014, Inventories include those measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to €1,694 million (€1,343 million at December 31, 2013).

2014 FCA Annual Report

The amount of inventory write-downs recognized as an expense, within cost of sales, during 2014 is €596 million (€571 million in 2013).

The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector at December 31, 2014 and 2013 was as follows:

	At December 31,
	2014	2013
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	1,817	1,506
Less: Progress billings	(1,914)	(1,600)

Construction contracts, net of advances on contract work	(97)	(94)

Gross amount due from customers for contract work as an asset	155	115
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	(252)	(209)

Construction contracts, net of advances on contract work	(97)	(94)

(18) Current receivables and Other current assets

The composition of the Current receivables and Other current assets was as follows:

	At December 31,
	2014	2013
	(€ million)
Trade receivables	2,564	2,544
Receivables from financing activities	3,843	3,671
Current tax receivables	328	312
Other current assets:
Other current receivables	2,246	1,881
Accrued income and prepaid expenses	515	442

Total Other current assets	2,761	2,323

Total Current receivables and Other current assets	9,496	8,850

2014 FCA Annual Report

The analysis by due date (excluding Accrued income and prepaid expenses) was as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Trade Receivables	2,564	—	—	2,564	2,527	15	2	2,544
Receivables from financing activities	3,013	776	54	3,843	2,776	863	32	3,671
Current tax receivables	284	7	37	328	227	44	41	312
Other current receivables	2,076	156	14	2,246	1,658	184	39	1,881

Total current receivables	7,937	939	105	8,981	7,188	1,106	114	8,408

Trade receivables

Trade receivables, amounting to €2,564 million at December 31, 2014 (€2,544 million at December 31, 2013), are shown net of allowances for doubtful accounts of €320 million at December 31, 2014 (€344 million at December 31, 2013). Changes in these allowances, which are calculated on the basis of historical losses on receivables, were as follows in 2014:

	At December 31, 2013	Provision	Use and other changes	At December 31, 2014
	(€ million)
Allowances for doubtful accounts	344	33	(57)	320

	At December 31, 2012	Provision	Use and other changes	At December 31, 2013
	(€ million)
Allowances for doubtful accounts	347	47	(50)	344

Receivables from financing activities

Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group (primarily related to dealer and retail financing).

	At December 31,
	2014	2013
	(€ million)
Dealer financing	2,313	2,286
Retail financing	1,039	970
Finance leases	349	297
Other	142	118

Total Receivables from financing activities	3,843	3,671

2014 FCA Annual Report

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2014, the allowance amounts to €73 million (€119 million at December 31, 2013). Changes in the allowance accounts during the year were as follows:

	At December 31, 2013	Provision	Use and other changes	At December 31, 2014
	(€ million)
Allowance for Receivables from financing activities	119	69	(115)	73

	At January 1, 2013	Provision	Use and other changes	At December 31, 2013
	(€ million)
Allowance for Receivables from financing activities	101	89	(71)	119

Receivables for dealer financing are typically generated by sales of vehicles, and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from country to country, although payment terms range from two to six months.

Finance lease receivables refer to vehicles leased out under finance lease arrangements, mainly by the Ferrari and Maserati segments. This item may be analyzed as follows, gross of an allowance of €10 million at December 31, 2014 (€5 million at December 31, 2013):

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Receivables for future minimum lease payments	110	281	8	399	104	223	8	335
Less: unrealized interest income	(16)	(24)	—	(40)	(14)	(18)	(1)	(33)

Present value of future minimum lease payments	94	257	8	359	90	205	7	302

Other current assets

At December 31, 2014, Other current assets mainly consisted of Other tax receivables for VAT and other indirect taxes of €1,430 million (€969 million at December 31, 2013), Receivables from employees of €151 million (€151 million at December 31, 2013) and Accrued income and prepaid expenses of €515 million (€442 million at December 31, 2013).

Transfer of financial assets

At December 31, 2014, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IAS 39 amounting to €4,511 million (€3,603 million at December 31, 2013). The transfers related to trade receivables and other receivables for €3,676 million (€2,891 million at December 31, 2013) and financial receivables for €835 million (€712 million at December 31, 2013). These amounts include receivables of €2,611 million (€2,177 million at December 31, 2013), mainly due from the sales network, transferred to jointly controlled financial services companies (FCA Bank).

2014 FCA Annual Report

At December 31, 2014 and 2013, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2014				2013
	Trade receivables	Receivables from financing activities	Current tax receivables	Total	Trade receivables	Receivables from financing activities	Current tax receivables	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	37	407	25	469	283	440	33	756
Carrying amount of the related liabilities	37	407	25	469	283	440	33	756

(19) Current securities

Current securities consist of short-term or marketable securities which represent temporary investments, but which do not satisfy all the requirements to be classified as cash equivalents.

	At December 31,
	2014	2013
	(€ million)
Current securities available-for-sale	30	92
Current securities held-for-trading	180	155

Total current securities	210	247

2014 FCA Annual Report

(20) Other financial assets and Other financial liabilities

These line items mainly consist of fair value measurement of derivative financial instruments. They also include some collateral deposits (held in connection with derivative transactions and debts).

	At December 31,
	2014		2013
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	82	—	93	—
Interest rate and exchange rate risk - combined interest rate and currency swaps	—	(41)	15	—

Total Fair value hedges	82	(41)	108	—

Cash flow hedge:
Currency risks - forward contracts, currency swaps and currency options	222	(467)	260	(59)
Interest rate risk - interest rate swaps	1	(4)	1	(3)
Interest rate and currency risk - combined interest rate and currency swaps	60	(7)	9	(22)
Commodity price risk - commodity swaps and commodity options	4	(16)	6	(5)

Total Cash flow hedges	287	(494)	276	(89)

Derivatives for trading	108	(213)	129	(48)

Fair value of derivative instruments	477	(748)	513	(137)

Collateral deposits	38	—	20	—

Other financial assets/(liabilities)	515	(748)	533	(137)

The overall change in Other financial assets (from €533 million at December 31, 2013 to €515 million at December 31, 2014) and in Other financial liabilities (from €137 million at December 31, 2013 to €748 million at December 31, 2014) was mostly due to fluctuations in exchange rates, interest rates, commodity prices during the year and the settlement of the instruments which matured during the year.

As Other financial assets and liabilities primarily consist of hedging derivatives, the change in their value is compensated by the change in the value of the hedged items.

At December 31, 2014 and 2013, Derivatives for trading primarily consisted of derivative contracts entered for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issue in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).

2014 FCA Annual Report

The following table provides an analysis by due date of outstanding derivative financial instruments based on their notional amounts:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	15,328	2,544	—	17,872	10,446	802	—	11,248
Interest rate risk management	172	1,656	—	1,828	764	1,782	—	2,546
Interest rate and currency risk management	698	1,513	—	2,211	—	1,455	—	1,455
Commodity price risk management	483	59	—	542	450	23	—	473
Other derivative financial instruments	—	—	14	14	—	—	14	14

Total notional amount	16,681	5,772	14	22,467	11,660	4,062	14	15,736

Cash flow hedges

The effects recognized in the Consolidated income statement mainly relate to currency risk management and, to a lesser extent, to hedges regarding commodity price risk management and the cash flows that are exposed to an interest rate risk.

The Group’s policy for managing currency risk normally requires hedging of projected future cash flows from trading activities which will occur within the following twelve months, and from orders acquired (or contracts in progress), regardless of their due dates. The hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the Consolidated income statement, mainly during the following year.

Derivatives relating to interest rate and currency risk management are treated as cash flow hedges and are entered into for the purpose of hedging bonds issued in foreign currencies. The amount recorded in the cash flow hedge reserve is recognized in the Consolidated income statement according to the timing of the flows of the underlying bonds.

(21) Cash and cash equivalents

Cash and cash equivalents consisted of:

	At December 31,
	2014	2013
	(€ million)
Cash at banks	10,645	9,939
Money market securities	12,195	9,516

Total Cash and cash equivalents	22,840	19,455

These amounts include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificates of deposit that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.

2014 FCA Annual Report

The item Cash at banks includes bank deposits which may be used exclusively by Group companies entitled to perform specific operations (cash with a pre-determined use) amounting to €3 million at December 31, 2014 (€3 million at December 31, 2013).

(22) Assets and Liabilities held for sale

The items included in Assets and liabilities held for sale were as follows:

	At December 31,
	2014	2013
	(€ million)
Property, plant and equipment	8	1
Investments and other financial assets	2	—
Inventories	—	3
Trade and other receivables	—	5

Total Assets held for sale	10	9

Provisions	—	5
Trade and other payables	—	16

Total Liabilities held for sale	—	21

Assets and liabilities held for sale at December 31, 2014 consisted of buildings allocated to the LATAM and Components segments as well as certain minor investments within the EMEA segment.

At December 31, 2013, Assets and liabilities held for sale primarily related to a subsidiary (Fonderie du Poitou Fonte S.A.S.) within the Components segment for which the Group disposed of its interest in the subsidiary in May 2014.

The Group holds a subsidiary which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela from January 1, 2014 (CADIVI until December 31, 2013). The cash and cash equivalents denominated in VEF amounted to €123 million (VEF 1,785 million) at December 31, 2014 and €270 million (VEF 2,347 million) at December 31, 2013. The reduction, in Euro terms, is largely due to the adoption of SICAD I rate at March 31, 2014 for the conversion of the VEF denominated monetary items, as explained in more detail in Note 8, and in part to the payments made by the subsidiary during the period. In addition, Cash and cash equivalents held in certain foreign countries (primarily, China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash other than dividends that can leave the country.

(23) Equity

Consolidated shareholders’ equity at December 31, 2014 increased by €1,154 million from December 31, 2013, mainly due to the issuance of mandatory convertible securities (described in more detail below) resulting in an increase of €1,910 million, the placement of 100,000,000 common shares (described below) resulting in an aggregate increase of € 994 million, net profit for the period of €632 million, the increase in cumulative exchange differences on translating foreign operations of €782 million, partially offset by the decrease of €2,665 million arising from the acquisition of the 41.5 percent non-controlling interest in FCA US and the disbursement to Fiat shareholders who exercised cash exit rights.

2014 FCA Annual Report

Consolidated shareholders’ equity at December 31, 2013 increased by €4,215 million from December 31, 2012, mainly due to an increase of €2,908 million in the remeasurement of defined benefit plans reserve net of related tax impact, the profit for the period of €1,951 million and an increase of €123 million in the cash flow hedge reserve partially offset by the decrease of €796 million in the cumulative exchange differences on translating foreign operations.

Share capital

At December 31, 2014, fully paid-up share capital of FCA amounted to €17 million (€4,477 million at December 31, 2013) and consisted of 1,284,919,505 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,250,687,773 ordinary shares with a par value of €3.58 each of Fiat at December 31, 2013 - see section Merger, below). On December 12, 2014, FCA issued 65,000,000 new common shares and sold 35,000,000 of treasury shares for aggregate net proceeds of $1,065 million (€849 million) comprised of gross proceeds of $1,100 million (€877 million) less $35 million (€28 million) of transaction costs.

On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the framework equity incentive plan which had been adopted before the closing of the Merger. No grants have occurred under such framework equity incentive plan and any issuance of shares thereunder in the period from 2014 to 2018 will be subject to the satisfaction of certain performance/retention requirements. Any issuances to directors will be subject to shareholders approval.

Treasury shares

There were no treasury shares held by FCA at December 31, 2014 (34,577,867 Fiat ordinary shares for an amount of €259 million at December 31, 2013) (see section - Merger, below).

Merger

As a result of the merger described in the section Principle Activities—FCA Merger above becoming effective on October 12, 2014:

•	60,002,027 Fiat ordinary shares were reacquired by Fiat with a disbursement of €464 million as a result of the cash exit rights exercised by a number of Fiat shareholders following the Merger. Pursuant to the Italian law, these shares were offered to Fiat shareholders not having exercised the cash exit rights. These Fiat shareholders elected to purchase 6,085,630 shares with a cash disbursement of €47 million. As a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were cancelled with a net aggregate cash disbursement of €417 million.

•	As the Merger, which took the form of a reverse merger, resulted in FCA being the surviving entity, all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were cancelled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). The original investment of FCA in Fiat which consisted of 35,000,000 common shares was not cancelled resulting in 35,000,000 treasury shares in FCA. On December 12, 2014, FCA completed the placement of these treasury shares on the market.

2014 FCA Annual Report

The following table provides the detail for the number of Fiat ordinary shares outstanding at December 31, 2013 and the number of FCA common shares outstanding at December 31, 2014:

	Fiat S.p.A.					FCA
Thousand of shares	At December 31, 2013	Share-based payments and exercise of stock options	Exit Rights	Cancellation of treasury shares upon the Merger	At the date of the Merger	FCA share capital at the Merger	Issuance of FCA Common shares and sale of treasury shares	Exercise of Stock Options	At December 31, 2014
Shares issued	1,250,688	320	(53,916)	(29,911)	1,167,181	35,000	65,000	17,738	1,284,919
Less: treasury shares	(34,578)	4,667	—	29,911	—	(35,000)	35,000	—	—

Shares issued and outstanding	1,216,110	4,987	(53,916)	—	1,167,181	—	100,000	17,738	1,284,919

Mandatory Convertible Securities

In December 2014, FCA issued an aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”). Per the terms of the prospectus, the Mandatory Convertible Securities will pay cash coupons at a rate of 7.875 percent per annum, which can be deferred at the option of FCA. The Mandatory Convertible Securities will mature on December 15, 2016 (the “Mandatory Conversion Date”). The purpose of the transaction was to provide additional financing to the Group for general corporate purposes.

As part of the issuance of the Mandatory Convertible Securities, the underwriters had the option to purchase, within 30 days beginning on, and including, the date of initial issuance of U.S.$2,500 million (€1,994 million) of Mandatory Convertible Securities, up to an additional U.S.$375 million of Mandatory Convertible Securities from FCA at the same price as that sold to the public, less the underwriting discounts and commissions (the “over-allotment option”). The underwriters exercised the over-allotment option concurrent with the issuance of the Mandatory Convertible Securities and purchased an additional U.S.$375 million (€299 million) of Mandatory Convertible Securities, resulting in the aggregate notional amount of U.S.$2,875 million (€2,293 million) of Mandatory Convertible Securities that were issued.

The Mandatory Convertible Securities will automatically convert on the Mandatory Conversion Date into a number of common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus, as follows:

•	Maximum Conversion Rate: 261,363,375 shares if AMV ≤ Initial Price (U.S.$11), in aggregate the Maximum Number of Shares(1)

•	A number of shares equivalent to the value of U.S.$100 (i.e., U.S.$100 / AMV), if Initial Price (U.S.$11) ≤ AMV ≤ Threshold Appreciation Price (U.S.$12.925)(1)

•	Minimum Conversion Rate: 222,435,875 shares if AMV ≥ Threshold Appreciation Price (U.S.$12.925), in aggregate the Minimum Number of Shares(1)

•	Upon Mandatory Conversion: Holders receive: (i) any deferred coupon payments, (ii) accrued and unpaid coupon payments in cash or in Shares at the election of the Group.

(1)	The Conversion Rates, the Initial Price and the Threshold Appreciation Price are each subject to adjustment related to dilutive events. In addition, upon the occurrence of a Spin-Off (as defined), the Threshold Appreciation Price, the Initial Price and the Stated Amount are also subject to adjustment.

2014 FCA Annual Report

Other features of the Mandatory Convertible Securities are outlined below:

•	Early Conversion at Option of the Group: FCA has the option to convert the Mandatory Convertible Securities and deliver the Maximum Number of Shares prior to the Mandatory Conversion Date, subject to limitations around timing of the planned Ferrari separation. Upon exercise of this option, holders receive cash equal to: (i) any deferred coupon payments, (ii) accrued and unpaid coupon payments, and (iii) the present value of all remaining coupon payments on the Mandatory Convertible Securities discounted at the Treasury Yield rate.

•	Early Conversion at Option of the Holder: holders have the option to convert their Mandatory Convertible Securities early and receive the Minimum Number of Shares, subject to limitations around timing of the planned Ferrari separation. Upon exercise of this option, holders receive any deferred coupon payments in cash or in common shares at the election of FCA.

•	The Mandatory Convertible Securities also provide for the possibility of early conversion in limited situations upon occurrence of defined events outlined in the prospectus.

Under IAS 32 - Financial Instruments: Presentation, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition in accordance with the substance of the contractual arrangement and whether the components meet the definitions of a financial asset, financial liability or an equity instrument. As the Mandatory Convertible Securities are a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments, there are two units of account for this instrument.

The equity contract meets the definition of an equity instrument as described in paragraph 16 of IAS 32 as the equity contract does not include a contractual obligation to (i) deliver cash or another financial asset to another entity or (ii) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to FCA. Additionally, the equity contract is a non-derivative that includes no contractual obligation for FCA to deliver a variable number of its own equity, as FCA controls its ability to settle for a fixed number of shares under the terms of the contract. Management has determined that the terms of the contract are substantive as there are legitimate corporate objectives that could cause FCA to seek early conversion of the Mandatory Convertible Securities. As a result, the equity conversion feature has been accounted for as an equity instrument.

In regard to the obligation to pay coupons, FCA notes that this meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. FCA has the right to, or in certain limited circumstances the investors can force FCA to prepay the coupons, in addition to settling the equity conversion feature, before maturity. Under IFRS, the early settlement features would be bifurcated from the financial liability for the coupon payments since they require the repayment of the coupon obligation at an amount other than fair value or the amortized cost of the debt instrument as required by IAS 39.AG30(g).

As required by paragraph 31 of IAS 32, the initial carrying amount of a compound financial instrument is allocated to its equity and liability components. The equity component is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole. The value of any derivative features embedded in the compound financial instrument other than the equity component is included in the liability component. Therefore, the financial liability for the coupon payments will be initially recognized at its fair value. The derivative related to the early settlement conversion features defined in the Mandatory Convertible Securities will be bifurcated from the financial liability for the coupon payments and will be accounted for at fair value through profit and loss. Subsequently, the financial liability related to the coupon payments will be accounted for at amortized cost using the effective interest method. The financial liabilities related to the embedded derivative features will be remeasured to their fair value at each reporting date with the remeasurement gains or losses being recorded in the Consolidated statement of income. The residual amount of the proceeds received from the issuance of the Mandatory Convertible Securities will be allocated to share reserves in Equity. The amount of proceeds recorded in equity will not be remeasured subsequently.

2014 FCA Annual Report

Under IAS 32, transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The portion allocated to the equity component should be accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction. The portion allocated to the liability component (including third party costs and creditor fees) are deducted from the liability component balance, are accounted for as a debt discount and are amortized over the life of the coupon payments using the effective interest method.

Net proceeds of U.S.$2,814 million (€2,245 million), consisting of gross proceeds of U.S.$2,875 million (€2,293 million) less total transaction costs of U.S.$61 million (€48 million) directly related to the issuance, were received in connection with the issuance of the Mandatory Convertible Securities. The fair value amount determined for the liability component at issuance was U.S.$419 million (€335 million) which was calculated as the present value of the coupon payments due, less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount (Note 27). The remaining net proceeds of U.S.$2,395 million (€1,910 million) (including allocated transaction costs of U.S.$52 million (€41 million) was recognized within equity reserves.

Other reserves

Other reserves mainly include:

•	the legal reserve of €10,816 million at December 31, 2014 (€6,699 million at December 31, 2013) that were determined in accordance to the Dutch law and mainly refers to development costs capitalized by subsidiaries and their earnings subject to certain restrictions to distributions to the parent company. The legal reserve also includes the reserve for the equity component of the Mandatory Convertible Securities of €1,910 million at December 31, 2014. Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to the total amount of the legal reserve;

•	the capital reserves amounting to €3,472 million at December 31, 2014 and consisting mainly of the effects of the Merger resulting in a different par value of FCA common shares (€0.01 each) as compared to Fiat S.p.A. ordinary shares (€3.58 each) where the consequent difference between the share capital before and after the Merger was recognized to increase the capital reserves;

•	retained earnings, that after separation of the legal reserve, are negative by €1,458 million;

•	the profit attributable to owners of the parent of €568 million at December 31, 2014 (a profit of €904 million for the year ended December 31, 2013);

2014 FCA Annual Report

Other comprehensive income/(loss)

Other comprehensive income/(loss) was as follows:

	For the years end December 31,
	2014	2013	2012
	(€ million)
Items that will not be reclassified to the Consolidated income statement:
(Losses)/gains on remeasurement of defined benefit plans	(333)	2,676	(1,846)
Shares of (losses)/gains on remeasurement of defined benefit plans for equity method investees	(4)	(7)	4

Total items that will not be reclassified to the Consolidated income statement (B1)	(337)	2,669	(1,842)

Items that may be reclassified to the Consolidated income statement:
(Losses)/gains on cash flow hedging instruments arising during the period	(396)	343	91
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated income statement	104	(181)	93

(Losses)/gains on cash flow hedging instruments	(292)	162	184

(Losses)/gains on available-for-sale financial assets arising during the period	(24)	4	27
(Losses)/gains on available-for-sale financial assets reclassified to the Consolidated income statement	—	—	—

(Losses)/gains on available-for-sale financial assets	(24)	4	27

Exchange differences on translating foreign operations arising during the period	1,282	(720)	(285)
Exchange differences on translating foreign operations reclassified to the Consolidated income statement	—	—	—

Exchange differences on translating foreign operations	1,282	(720)	(285)

Share of Other comprehensive income/(loss) for equity method investees arising during the period	35	(75)	19
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated income statement	16	(13)	17

Share of Other comprehensive income/(loss) for equity method investees	51	(88)	36

Total items that may be reclassified to the Consolidated income statement (B2)	1,017	(642)	(38)

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	680	2,027	(1,880)

Tax effect	102	212	(21)

Total Other comprehensive income/(loss), net of tax	782	2,239	(1,901)

With reference to the defined benefit plans, the gains and losses arising from the remeasurement mainly include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated income statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related net liabilities or assets for defined benefit plans (see Note 25 in the Consolidated financial statements).

2014 FCA Annual Report

The tax effect relating to Other comprehensive income/(loss) was as follows:

	For the years end December 31,
	2014			2013			2012
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(Losses) on remeasurement of defined benefit plans	(333)	29	(304)	2,676	239	2,915	(1,846)	3	(1,843)
Gains/(losses) on cash flow hedging instruments	(292)	73	(219)	162	(27)	135	184	(24)	160
Gains/(losses) on available- for-sale financial assets	(24)	—	(24)	4	—	4	27	—	27
Exchange gains/(losses) on translating foreign operations	1,282	—	1,282	(720)	—	(720)	(285)	—	(285)
Share of Other comprehensive income/(loss) for equity method investees	47	—	47	(95)	—	(95)	40	—	40

Total Other comprehensive income/(loss)	680	102	782	2,027	212	2,239	(1,880)	(21)	(1,901)

Non-controlling interest

Total non-controlling interest at December 31, 2014 of €313 million primarily related to the 10.0 percent interest held in Ferrari S.p.A. of €194 million. Total non-controlling interest at December 31, 2013 of €4,258 million primarily related to the 41.5 per cent interest held in FCA US of €3,944 million and to the 10.0 percent interest held in Ferrari S.p.A. of €215 million.

Policies and processes for managing capital

For 2014, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s five-year business plan presented on May 6, 2014.

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate credit rating.

The Group constantly monitors the ratio between debt and equity, particularly the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the Group continues to aim for improvement in the profitability of its operations. Furthermore, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to Shareholders in the general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. The Group may also make purchases of treasury shares, without exceeding the limits authorized by Shareholders in the general meeting, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Group’s rating.

2014 FCA Annual Report

The FCA loyalty voting structure

The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached additional to the one granted by each FCA common share that they hold. In connection with the Merger, FCA issued 408,941,767 special voting shares, with a nominal value of €0.01 each, to those eligible shareholders of Fiat who had elected to participate in the loyalty voting structure upon completion of the Merger in addition to FCA common shares. After closing of the Merger, an FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economics entitlements, the special voting shares do not impact the FCA earnings per share calculation.

With respect to cash flow hedges, in 2014 the Group reclassified losses of €106 million (gains of €190 million in 2013 and losses of €105 million in 2012), net of the tax effect, from Other comprehensive income/(loss) to Consolidated income statement. These items are reported in the following lines:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Currency risk
Increase/(Decrease) in Net revenues	53	126	(92)
Decrease in Cost of sales	11	44	25
Financial (expenses)/income	(157)	22	32
Result from investments	(13)	17	(12)
Interest rate risk
Increase in Cost of sales	(2)	(6)	(6)
Result from investments	(3)	(4)	(5)
Financial (expenses)/income	(11)	(10)	(6)
Commodity price risk
Increase in Cost of sales	(2)	(1)	(40)
Ineffectiveness - overhedge	4	5	(6)
Taxes expenses/(income)	14	(3)	5

Total recognized in the Consolidated income statement	(106)	190	(105)

Fair value hedges

The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized in the following table:

2014 FCA Annual Report

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	(53)	19	14
Fair value changes in hedged items	53	(19)	(14)
Interest rate risk
Net gains/(losses) on qualifying hedges	(20)	(28)	(51)
Fair value changes in hedged items	20	29	53

Net gains/(losses)	—	1	2

(24) Share-based compensation

The following share-based compensation plans relating to managers of Group companies and the Chief Executive Officer of FCA were in place.

Stock option plans linked to Fiat and CNHI ordinary shares

On July 26, 2004, the Board of Directors granted the Chief Executive Officer, as a part of his variable compensation in that position, options to purchase 10,670,000 Fiat ordinary shares at a price of €6.583 per share. Following the de-merger of CNHI, from Fiat, the beneficiary had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged. The options were fully vested and they were exercisable at any time until January 1, 2016. The options were exercised in total in November 2014 and the beneficiary received 10,670,000 shares of FCA since the options were exercised after the Merger, in addition to 10,670,000 CNHI shares.

On November 3, 2006, the Fiat Board of Directors approved (subject to the subsequent approval of Shareholders obtained on April 5, 2007), the “November 2006 Stock Option Plan”, an eight year stock option plan, which granted certain managers of the Group and the Chief Executive Officer of Fiat the right to purchase a specific number of Fiat ordinary shares at a fixed price of €13.37 each. More specifically, the 10,000,000 options granted to employees and the 5,000,000 options granted to the Chief Executive Officer had a vesting period of four years, with an equal number vesting each year, were subject to achieving certain predetermined profitability targets (Non-Market Conditions or “NMC”) in the reference period and were exercisable from February 18, 2011. An additional 5,000,000 options were granted to the Chief Executive Officer of Fiat that were not subject to performance conditions but also had a vesting period of four years with an equal number vesting each year and were exercisable from November 2010. The ability to exercise the options was also subject to specific restrictions regarding the duration of the employment relationship or the continuation of the position held. Following the demerger of CNHI, the beneficiaries had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged.

2014 FCA Annual Report

The contractual terms of the plan were as follows:

Plan	Recipient	Expiry date	Strike price (€)	No of options vested	Vesting date	Vesting portion
Stock Option - November 2006	Chief Executive Officer	November 3, 2014	13.37	5,000,000	November 2007	25%
					November 2008	25%
					November 2009	25%
					November 2010	25%

Stock Option - November 2006	Chief Executive Officer	November 3, 2014	13.37	5,000,000	1st Quarter 2008(*)	25%xNMC
					1st Quarter 2009(*)	25%xNMC
					1st Quarter 2010(*)	25%xNMC
					1st Quarter 2011(*)	25%xNMC

Stock Option - November 2006	Managers	November 3, 2014	13.37	10,000,000	1st Quarter 2008(*)	25%xNMC
					1st Quarter 2009(*)	25%xNMC
					1st Quarter 2010(*)	25%xNMC
					1st Quarter 2011(*)	25%xNMC

(*)	On approval of the prior year’s Consolidated financial statements; subject to continuation of the employment relationship.

With specific reference to the options under the November 2006 Stock Option Plan, for which vesting was subject to the achievement of pre-established profitability targets, only the first tranche of those rights had vested as the profitability targets originally established for the 3-year period 2008-2010 were not met.

Changes during the years ended December 31, 2014, 2013 and 2012 were as follows:

	Rights granted to managers
	2014		2013		2012
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Outstanding shares at the beginning of the year	1,240,000	13.37	1,576,875	13.37	1,636,875	13.37
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Exercised	(1,139,375)	13.37	(285,000)	13.37	—	—
Expired	(100,625)	—	(51,875)	13.37	(60,000)	13.37

Outstanding shares at the end of the year	—	—	1,240,000	13.37	1,576,875	13.37

Exercisable at the end of the year	—	—	1,240,000	13.37	1,576,875	13.37

	Rights granted to the Chief Executive Officer
	2014		2013		2012
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Outstanding shares at the beginning of the year	6,250,000	13.37	6,250,000	13.37	6,250,000	13.37
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Exercised	(6,250,000)	13.37	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding shares at the end of the year	—	—	6,250,000	13.37	6,250,000	13.37

Exercisable at the end of the year	—	—	6,250,000	13.37	6,250,000	13.37

2014 FCA Annual Report

Stock Grant plans linked to Fiat shares

On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of Fiat ordinary shares. The rights vest ratably, one third on February 22, 2013, one third on February 22, 2014 and one third on February 22, 2015, subject to the requirement that the Chief Executive Officer remains in office.

The Plan is to be serviced through the issuance of new shares. The Group has the right to replace, in whole or in part, shares vested under the Retention LTI Plan with a cash payment calculated on the basis of the official price of those shares published by Borsa Italiana S.p.A. on the date of vesting.

Changes in the Retention LTI Plan were as follows:

	2014		2013
	Number of Fiat shares	Average fair value at the grant date (€)	Number of Fiat shares	Average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,666,667	4.205	7,000,000	4.205
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	2,333,333	4.205	2,333,333	4.205

Outstanding shares unvested at the end of the year	2,333,334	4.205	4,666,667	4.205

Nominal costs of €2 million were recognized in 2014 for this plan (€6 million in 2013).

Share-Based Compensation Plans Issued by FCA US

Four share-based compensation plans have been issued by FCA US: the FCA US Restricted Stock Unit Plan (“RSU Plan”), the Amended and Restated FCA US Directors’ Restricted Stock Unit Plan (“Directors’ RSU Plan”), the FCA US Deferred Phantom Share Plan (“DPS Plan”) and the FCA US 2012 Long-Term Incentive Plan (“2012 LTIP Plan”).

The fair value of each unit issued under the four share-based compensation plans is based on the fair value of FCA US’s membership interests. Each unit represents an “FCA US Unit,” which is equal to 1/600th of the value of a FCA US membership interest. Since there is no publicly observable trading price for FCA US membership interests, fair value was determined using a discounted cash flow methodology. This approach, which is based on projected cash flows of FCA US, is used to estimate the FCA US enterprise value. The fair value of FCA US’s outstanding interest bearing debt as of the measurement date is deducted from FCA US’s enterprise value to arrive at the fair value of equity. This amount is then divided by the total number of FCA US Units, as determined above, to estimate the fair value of a single FCA US Unit.

The significant assumptions used in the contemporaneous calculation of fair value at each issuance date and for each period included the following:

•	four years of annual projections prepared by management that reflect the estimated after-tax cash flows a market participant would expect to generate from operating the business;

•	a terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to projected after-tax cash flows of FCA US beyond the four year window. The long-term growth rate was based on internal projections of FCA US, as well as industry growth prospects;

2014 FCA Annual Report

•	an estimated after-tax weighted average cost of capital of 16.0 percent in 2014, and ranging from 16.0 percent to 16.5 percent in both 2013 and 2012; and

•	projected worldwide factory shipments ranging from approximately 2.6 million vehicles in 2013 to approximately 3.4 million vehicles in 2018.

On January 21, 2014, FCA acquired the VEBA Trust’s remaining interest in FCA US, as described in the section—Acquisition of the Remaining Ownership Interest in FCA US. The implied fair value of FCA US resulting from this transaction, along with certain other factors, was used to corroborate the fair value determined at December 31, 2013 using a discounted cash flow methodology.

As of December 31, 2014, 29,400,000 units are authorized to be granted for the RSU Plan, Directors’ RSU Plan and 2012 LTIP Plan. There is no limit on the number of phantom shares of FCA US (“Phantom Shares”) authorized under the DPS Plan. Upon adoption of the 2012 LTIP Plan, there were no further grants made under the RSU Plan and DPS Plan.

Anti-Dilution Adjustment

The documents governing FCA US’s share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of FCA US Units granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts the capital structure.

There were no capital structure changes in 2013 or 2012 that required an anti-dilution adjustment. During 2014, two transactions occurred that diluted the fair value of equity and the per unit fair value of a FCA US Unit based on the discounted cash flow methodology. These transactions were:

•	the $1,900 million (€1,404 million) distribution paid to its members, on January 21, 2014, which served to fund a portion of the transaction whereby Fiat acquired the VEBA Trust’s remaining ownership interest in FCA US (as described above in the section—Acquisition of the Remaining Ownership Interest in FCA US).

•	The prepayment of the VEBA Trust Note on February 7, 2014 that accelerated tax deductions that were being passed through to the FCA US’s members.

As a result of these dilutive events and pursuant to the anti-dilution provisions in the share-based compensation plans, the FCA US’s Compensation Committee approved an anti-dilution adjustment factor to increase the number of outstanding FCA US Units (excluding performance share units granted under the 2012 LTIP Plan (“LTIP PSUs”)) in order to preserve the economic benefit intended to be provided to each participant. The value of the outstanding awards immediately prior to the dilutive events is equal to the value of the adjusted awards subsequent to the dilutive events. No additional expense was recognized as a result of this modification during 2014. For comparative purposes, the number of FCA US Units and all December 31, 2013, and 2012 fair value references have been adjusted to reflect the impact of the dilutive transactions and the anti-dilution adjustment.

Restricted Stock Unit Plans issued by FCA US

During 2009, the U.S. Treasury’s Office of the Special Master for Troubled Asset Relief Program Executive Compensation (the “Special Master”) and FCA US’s Compensation Committee approved the FCA US Restricted Stock Unit Plan (“RSU Plan”), which authorized the issuance of Restricted Stock Units (“RSUs”) to certain key employees. RSUs represent a contractual right to receive a payment in an amount equal to the fair value of one FCA US Unit, as defined in the RSU plan. Originally, RSUs granted to FCA US’s employees in 2009 and 2010 vested in two tranches. In September 2012,

2014 FCA Annual Report

FCA US’s Compensation Committee approved a modification to the second tranche of RSUs. The modification removed the performance condition requiring an IPO to occur prior to the award vesting. Prior to this modification, the second tranche of the 2009 and 2010 RSUs were equity-classified awards. In connection with the modification of these awards, FCA US determined that it was no longer probable that the awards would be settled with FCA US’s company stock and accordingly reclassified the second tranche of the 2009 and 2010 RSUs from equity-classified awards to liability-classified awards. As a result of this modification, additional compensation expense of €12 million was recognized during 2012. RSUs granted to employees generally vest if the participant is continuously employed by FCA US through the third anniversary of the grant date. The settlement of these awards is in cash.

In addition, during 2009, FCA US established the Directors’ RSU Plan. In April 2012, FCA US’s Compensation Committee amended and restated the FCA US 2009 Directors’ RSU Plan to allow grants having a one-year vesting term to be granted on an annual basis. Director RSUs are granted to FCA US non-employee members of the FCA US Board of Directors. Prior to the change, Director RSUs were granted at the beginning of a three-year performance period and vested in three equal tranches on the first, second, and third anniversary of the date of grant, subject to the participant remaining a member of the FCA US Board of Directors on each vesting date. Under the plan, settlement of the awards is made within 60 days of the Director’s cessation of service on the Board of Directors and awards are paid in cash; however, upon completion of an IPO, FCA US has the option to settle the awards in cash or shares. The value of the awards is recorded as compensation expense over the requisite service periods and is measured at fair value.

The liability resulting from these awards is measured and adjusted to fair value at each reporting date. The expense recognized in total for both the RSU Plan and the Directors RSU plan for the years ended December 31, 2014, 2013 and 2012 was approximately €6 million, €14 million and €28 million, respectively. Total unrecognized compensation expense at December 31, 2014 and at December 31, 2013 for both the RSU Plan and the Directors RSU plan was less than €1 million.

Changes during 2014, 2013 and 2012 for both the RSU Plan and the Directors RSU Plan were as follows:

	Adjusted for Anti-Dilution
	2014		2013		2012
	Restricted Stock Units	Weighted average fair value at the grant date (€)	Restricted Stock Units	Weighted average fair value at the grant date (€)	Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,792,279	3.64	6,143,762	3.35	7,722,554	1.94
Granted	—	—	209,258	5.75	1,902,667	4.52
Vested	(3,361,366)	3.48	(1,268,303)	2.01	(3,355,154)	0.73
Forfeited	(96,211)	4.46	(292,438)	4.05	(126,305)	3.66

Outstanding shares unvested at the end of the year	1,334,702	4.84	4,792,279	3.64	6,143,762	3.35

2014 FCA Annual Report

	As Previously Reported
	2013		2012
	Restricted Stock Units	Weighted average fair value at the grant date (€)	Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,735,442	4.34	5,952,331	2.51
Granted	161,290	7.46	1,466,523	5.87
Vested	(977,573)	2.61	(2,586,060)	0.95
Forfeited	(225,403)	5.25	(97,352)	4.76

Outstanding shares unvested at the end of the year	3,693,756	4.72	4,735,442	4.34

Deferred Phantom Shares issued by FCA US

During 2009, the Special Master approved the FCA US DPS Plan which authorized the issuance of Phantom Shares. Under the DPS Plan, Phantom Shares were granted to certain key employees as well as to the Chief Executive Officer in connection with his role as a member of the FCA US Board of Directors. The Phantom Shares vested immediately on the grant date and were settled in cash in three equal annual installments. At December 31, 2014, there were no outstanding awards under the DPS Plan.

Changes during 2014, 2013 and 2012 were as follows:

	Adjusted for Anti-Dilution
	2014		2013		2012
	Phantom Shares	Weighted average fair value at the grant date (€)	Phantom Shares	Weighted average fair value at the grant date (€)	Phantom Shares	Weighted average fair value at the grant date (€)
Outstanding shares at the beginning of the year	413,521	3.49	1,957,494	2.07	6,414,963	1.41
Granted and Vested	—	—	—	—	—	—
Settled	(413,521)	3.61	(1,543,973)	1.64	(4,457,469)	1.11

Outstanding shares at the end of the year	—	—	413,521	3.49	1,957,494	2.07

	As Previously Reported
	2013		2012
	Phantom Shares	Weighted average fair value at the grant date (€)	Phantom Shares	Weighted average fair value at the grant date (€)
Outstanding shares at the beginning of the year	1,508,785	2.68	4,944,476	1.83
Granted and Vested	—	—	—	—
Settled	(1,190,054)	2.13	(3,435,691)	1.43

Outstanding shares at the end of the year	318,731	4.53	1,508,785	2.68

The expense recognized in connection with the DPS Plan in 2014 was less than €1 million and was approximately €2 million in 2013 and in 2012.

2014 FCA Annual Report

2012 Long-Term Incentive Plan of FCA US

In February 2012, the Compensation Committee of FCA US adopted the 2012 LTIP Plan. The 2012 LTIP Plan covers senior FCA US executives (other than the Chief Executive Officer). It is designed to retain talented professionals and reward their performance through grants of phantom equity in the form of restricted share units (“LTIP RSUs”) and LTIP PSUs. LTIP RSUs may be granted annually, while LTIP PSUs are generally granted at the beginning of a three-year performance period. The Compensation Committee of FCA US also has authority to grant additional LTIP PSUs awards during the three-year performance period. The LTIP RSUs vest over three years in one-third increments on the anniversary of their grant date, while the LTIP PSUs vest at the end of the three-year performance period only if FCA US meets or exceeds certain three-year cumulative financial performance targets. Concurrent with the adoption of the 2012 LTIP Plan, the Compensation Committee of FCA US established financial performance targets based on FCA US’s consolidated financial results for the three-year performance period, ending December 31, 2014. If FCA US does not fully achieve these targets, the LTIP PSUs will be deemed forfeited. LTIP RSUs and LTIP PSUs represent a contractual right to receive a payment in an amount equal to the fair value of one FCA US Unit, as defined in the LTIP Plan. Once vested, LTIP RSUs and LTIP PSUs will be settled in cash or, in the event FCA US conducts an IPO, in cash or shares of publicly traded stock, at the Compensation Committee’s discretion. Settlement will be made as soon as practicable after vesting, however in any case no later than March 15 of the year following vesting. Vesting of the LTIP RSUs and LTIP PSUs may be accelerated in certain circumstances, including upon the participant’s death, disability or in the event of a change of control.

In light of the May 6, 2014 publication of the 2014-2018 FCA Business Plan and in recognition of FCA US’s performance for the 2012 and 2013 performance years, the Compensation Committee, on May 12, 2014, approved an amendment to outstanding LTIP PSU award agreements, subject to participant consent, to modify outstanding LTIP PSUs by closing the performance period for such awards as of December 31, 2013. Participants were notified of this modification on or about May 30, 2014, and all plan participants subsequently consented to the amendment. The modification provides for a payment of the LTIP PSUs granted under the 2012 LTIP Plan representing two-thirds of the original LTIP PSU award based on the unadjusted December 31, 2013 per unit fair value of €7.62 ($10.47). To receive the LTIP PSU payment, a participant must remain an employee up to the date the LTIP PSUs are paid, which is expected to occur on or before March 15, 2015. As a result, compensation expense was reduced by approximately €16 million ($21 million) during the year ended December 31, 2014.

Changes during 2014, 2013 and 2012 were as follows:

	As Previously Reported December 31, 2013
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	1,805,123	5.78	8,419,684	5.78
Granted	1,628,822	6.89	587,091	7.15
Vested	(615,315)	5.77	—	—
Forfeited	(120,423)	6.20	(589,264)	5.77

Outstanding shares unvested at the end of the year	2,698,207	6.13	8,417,511	5.64

2014 FCA Annual Report

	As Previously Reported December 31, 2012
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	—	—	—	—
Granted	1,835,833	5.73	8,450,275	5.73
Vested	(20,123)	5.91	—	—
Forfeited	(10,587)	5.91	(30,591)	5.91

Outstanding shares unvested at the end of the year	1,805,123	5.78	8,419,684	5.78

	Adjusted for Anti-Dilution
	2014		2013		2012
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	3,500,654	4.73	2,341,967	4.46	—	—
Granted	—	—	2,113,234	5.32	2,381,810	4.41
Vested	(1,407,574)	4.81	(798,310)	4.45	(26,108)	4.56
Forfeited	(104,020)	4.91	(156,237)	4.78	(13,735)	4.56

Outstanding shares unvested at the end of the year	1,989,060	5.41	3,500,654	4.73	2,341,967	4.46

	Adjusted for Anti-Dilution
	2014		2013		2012
	LTIP PSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	8,417,511	5.64	8,419,684	5.78	—	—
Granted	5,556,503	7.62	587,091	7.15	8,450,275	5.73
Vested	—	—	—	—	—	—
Forfeited	(8,653,474)	5.89	(589,264)	5.77	(30,591)	5.91

Outstanding shares unvested at the end of the year	5,320,540	8.62	8,417,511	5.64	8,419,684	5.78

The expense recognized in connection with these plans in 2014 was €6 million (€36 million in 2013 and €24 million in 2012). Total unrecognized compensation expenses at December 31, 2014 were approximately €2 million. These expenses will be recognized over the remaining service periods based upon the assessment of the performance conditions being achieved.

2014 FCA Annual Report

(25) Provisions for employee benefits

The Group’s provisions and net assets for employee benefits were as follows:

	At December 31,
	2014	2013
	(€ million)
Present value of defined benefit obligations:
Pension benefits	27,287	23,137
Health care and life insurance plans	2,276	1,945
Other post-employment benefits	1,074	1,023

Total present value of defined benefit obligations (a)	30,637	26,105

Fair value of plan assets (b)	22,231	18,982
Asset ceiling (c)	6	3

Total net defined benefit plans (a - b + c)	8,412	7,126

of which:
Net defined benefit liability (d)	8,516	7,221
(Defined benefit plan asset)	(104)	(95)
Other provisions for employees and liabilities for share-based payments (e)	1,076	1,105

Total Provisions for employee benefits (d + e)	9,592	8,326

The Group provides post-employment benefits for certain of its active employees and retirees. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates and may change periodically. The plans are classified by the Group on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans, and other post-employment benefits. Moreover, Group companies provide post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans. In this case, the Group pays contributions to public or private insurance plans on a legally mandatory, contractual, or voluntary basis. By paying these contributions the Group fulfills all of its obligations. The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2014, this cost totaled €1,405 million (€1,314 million in 2013 and €1,114 million in 2012).

Pension benefits

Group companies in the United States and Canada sponsor both non-contributory and contributory defined benefit pension plans. The non-contributory pension plans cover certain hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement or the freeze of such plans, as applicable.

In the United Kingdom, the Group participates, amongst others, in a pension plan financed by various entities belonging to the Group, called the “Fiat Group Pension Scheme” covering mainly deferred and retired employees.

2014 FCA Annual Report

Liabilities arising from these plans are usually funded by contributions made by Group subsidiaries and, at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of these legally required are made to achieve certain desired funding levels. In the U.S. these excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in future years. As of December 31, 2014, the combined credit balances for the U.S. and Canadian qualified pension plans was approximately €2.1 billion, the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. The Group contributions to funded pension plans for 2015 are expected to be €284 million, of which €262 million relate to FCA US and more specifically, €191 million are discretionary contributions and €71 million will be made to satisfy minimum funding requirement. The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2015	1,769
2016	1,733
2017	1,710
2018	1,688
2019	1,675
2020-2024	8,187

The following summarizes the changes in the pension plans:

	2014				2013
	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)
	(€ million)
Amounts at January 1,	23,137	(18,982)	3	4,158	26,974	(20,049)	—	6,925

Included in the Consolidated income statement	1,290	(816)	—	474	1,142	(712)	—	430
Included in Other comprehensive income/loss
Actuarial losses/(gains) from:
- Demographic assumptions	(256)	—	—	(256)	(35)	—	—	(35)
- Financial assumptions	1,916	(8)	—	1,908	(1,943)	(1)	—	(1,944)
- Other	2	—	—	2	(2)	2	—	—
Return on assets	—	(1,514)	—	(1,514)	—	(518)	—	(518)
Changes in the effect of limiting net assets	—	—	3	3	—	—	3	3
Changes in exchange rates	2,802	(2,273)	—	529	(1,352)	1,107	—	(245)
Other
Employer contributions	—	(229)	—	(229)	—	(458)	—	(458)
Plan participant contributions	2	(2)	—	—	9	(9)	—	—
Benefits paid	(1,611)	1,606	—	(5)	(1,673)	1,667	—	(6)
Other changes	5	(13)	—	(8)	17	(11)	—	6

Amounts at December 31,	27,287	(22,231)	6	5,062	23,137	(18,982)	3	4,158

2014 FCA Annual Report

During 2014, a decrease in discount rates resulted in actuarial losses for the year ended December 31, 2014, while an increase in discount rates resulted in actuarial gains for the year ended December 31, 2013.

Amounts recognized in the Consolidated income statement were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current service cost	184	292	271
Interest expense	1,089	1,026	1,199
(Interest income)	(878)	(768)	(942)
Other administration costs	62	42	44
Past service costs/(credits) and gains or losses arising from settlements	17	(162)	10

Total recognized in the Consolidated income statement	474	430	582

In 2014, following the release of new standards by the Canadian Institute of Actuaries, mortality assumptions used for our Canadian benefit plan valuations were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected future improvements. The change increased the Group’s Canadian pension obligations by approximately €41 million. Additionally, retirement rate assumptions used for the Group’s U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased the Group’s U.S. pension and other post-employment benefit obligations by approximately €261 million and €40 million, respectively.

During the second quarter of 2013, FCA US amended its U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with U.S. regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. An interim re-measurement was performed for these plans, which resulted in a curtailment gain of €166 million recognized in unusual income in the Consolidated income statement (see Note 8). In addition, the Group recognized a €509 million reduction to its pension obligation, a €7 million reduction to defined benefit plan assets and a corresponding €502 million increase in accumulated Other comprehensive income/(loss) for the year ended December 31, 2013. There were no significant plan amendments or curtailments to the Group’s pension plans for the year ended December 31, 2014.

2014 FCA Annual Report

The fair value of plan assets by class was as follows:

	At December 31, 2014		At December 31, 2013
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	713	614	532	401

U.S. equity securities	2,406	2,338	2,047	2,033
Non-U.S. equity securities	1,495	1,463	1,540	1,531
Commingled funds	2,009	186	1,518	195

Equity instruments	5,910	3,987	5,105	3,759

Government securities	2,948	780	2,545	729
Corporate bonds (including Convertible and high yield bonds)	6,104	4	5,049	38
Other fixed income	892	7	635	—

Fixed income securities	9,944	791	8,229	767

Private equity funds	1,648	—	1,713	—
Commingled funds	5	5	—	—
Mutual funds	4	—	4	—
Real estate funds	1,395	—	1,222	—
Hedge funds	1,841	—	1,759	—

Investment funds	4,893	5	4,698	—

Insurance contracts and other	771	91	418	46

Total fair value of plan assets	22,231	5,488	18,982	4,973

Non-U.S. Equity securities are invested broadly in developed international and emerging markets. Debt instruments are fixed income securities which comprise primarily of long-term U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalization. Commingled funds include common collective trust funds, mutual funds and other investment entities. Private equity funds include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Real estate investments includes those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.

The investment strategies and objectives for pension assets primarily in the U.S. and Canada reflect a balance of liability-hedging and return-seeking investment considerations. The investment objectives are to minimize the volatility of the value of the pension assets relative to the pension liabilities and to ensure assets are sufficient to pay plan obligations. The objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification, partial asset–liability matching and hedging. Assets are broadly diversified across many asset classes to achieve risk–adjusted returns that, in total, lower asset volatility relative to the liabilities. Additionally, in order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets are allocated to fixed income securities. The Group policy for these plans ensures actual allocations are in line with target allocations as appropriate.

Assets are actively managed, primarily, by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. The Group uses investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is

2014 FCA Annual Report

more cost effective and/or efficient to do so. Plan assets do not include shares of FCA or properties occupied by Group companies.

Sources of potential risk in the pension plan assets measurements relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, or counterparty. Interest rate risk is mitigated by partial asset–liability matching. The fixed income target asset allocation partially matches the bond–like and long–dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases generally will increase the fair value of the investments in fixed income securities and the present value of the obligations.

The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2014			2013
	U.S.	Canada	UK	U.S.	Canada	UK
	(%)
Discount rate	4.0	3.8	4.0	4.7	4.6	4.5
Future salary increase rate	n/a	3.5	3.0	3.0	3.5	3.1

The discount rates are used in measuring the obligation and the interest expense/(income) of net period cost. The Group selects these rates on the basis of the rate on return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension and other post-employment plan. The average duration of the U.S. and Canadian liabilities was approximately 11 and 13 years, respectively. The average duration of the UK pension liabilities was approximately 21 years.

Health care and life insurance plans

Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada by FCA US companies. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2015	136
2016	134
2017	133
2018	132
2019	131
2020-2024	651

2014 FCA Annual Report

Changes in the net defined benefit obligations for healthcare and life insurance plans were as follows:

	2014	2013
	(€ million)
Present value of obligations at January 1,	1,945	2,289

Included in the Consolidated income statement	126	112
Included in OCI:
Actuarial losses (gains) from:
- Demographic assumptions	(95)	(21)
- Financial assumptions	187	(207)
- Other	—	11
Effect of movements in exchange rates	244	(112)
Other changes
Benefits paid	(128)	(126)
Other	(3)	(1)

Present value of obligations at December 31,	2,276	1,945

Amounts recognized in the Consolidated income statement were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current service cost	21	23	22
Interest expense	98	89	103
Past service costs (credits) and gains or losses arising from settlements	7	—	(6)

Total recognized in the Consolidated income statement	126	112	119

Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions, in particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.

The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2014		2013
	U.S.	Canada	U.S.	Canada
	(%)
Discount rate	4.1	3.9	4.9	4.7
Salary growth	—	—	n/a	2.7
Weighted average ultimate healthcare cost trend rate	5.0	3.6	5.0	3.6

The discount rates used for the measurement of these obligations are based on yields of high-quality (AA-rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. The average duration of the U.S. and Canadian liabilities was approximately 12 and 16 years, respectively.

2014 FCA Annual Report

The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2014 plan valuation was 6.5 percent (6.8 percent in 2013). The annual rate was assumed to decrease gradually to 5.0 percent after 2021 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2014 plan valuation was 3.3 percent (3.3 percent in 2013). The annual rate was assumed to increase gradually to 3.6 percent in 2017 and remain at that level thereafter.

Other post-employment benefits

Other post-employment benefits includes other employee benefits granted to Group employees in Europe and comprises, amongst others, the Italian employee severance indemnity (TFR) obligation amounting to €886 million at December 31, 2014 and €861 million at December 31, 2013. These schemes are required under Italian Law.

The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during their working life.

The legislation regarding this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (INPS) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19—Employee Benefits, of defined contribution plans whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan and the Group recognizes the associated cost over the period in which the employee renders service.

Changes in defined benefit obligations for other post-employment benefits was as follows:

	2014	2013
	(€ million)
Present value of obligations at January 1,	1,023	997
Included in the Consolidated income statement:	31	24
Included in OCI:
Actuarial losses (gains) from:
Demographic assumptions	(2)	(2)
Financial assumptions	81	37
Other	14	23
Effect of movements in exchange rates	1	(4)
Other:
Benefits paid	(77)	(59)
Change in the scope of consolidation	15	21
Other	(12)	(14)

Present value of obligations at December 31,	1,074	1,023

2014 FCA Annual Report

Amounts recognized in the Consolidated income statement was as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current service cost	20	9	8
Interest expense	11	15	25
Past service costs (credits) and gains or losses arising from settlements	—	—	(3)

Total recognized in the Consolidated income statement	31	24	30

The main assumptions used in developing the required estimates for other post-employment benefits include the discount rate, the retirement or employee leaving rate and the mortality rates.

The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2014 is equal to 1.7 percent (2.8 percent in 2013). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and law requirements for retirement in Italy.

Other provisions for employees and liabilities for share-based payments

At December 31, 2014, Other provisions for employees and liabilities for share-based payments comprised other long term benefits obligations for €376 million (€332 million at December 31, 2013), representing the expected obligation for benefits as jubilee and long term disability granted to certain employees by the Group. At December 31, 2013 this item also included liabilities for share-based payments amounting to €123 million.

(26) Other provisions

Changes in Other provisions were as follows:

	At December 31, 2013	Additional provisions	Settlements	Unused amounts	Translation differences	Changes in the scope of consolidation and other changes	At December 31, 2014
	(€ million)
Warranty provision	3,656	2,909	(2,119)	—	392	7	4,845
Sales incentives	2,993	9,292	(8,874)	(20)	318	(14)	3,695
Legal proceedings and disputes	547	125	(85)	(36)	15	9	575
Commercial risks	371	171	(109)	(40)	6	(18)	381
Restructuring provision	191	52	(97)	(8)	1	(8)	131
Indemnities	62	2	(4)	—	—	—	60
Environmental risks	29	2	(2)	—	—	—	29
Investment provision	12	—	—	—	—	(4)	8
Other risks	1,240	299	(256)	(173)	41	(95)	1,056

Total Other provisions	9,101	12,852	(11,546)	(277)	773	(123)	10,780

The effect of discounting these provisions was €2 million in 2014 (€21 million in 2013).

2014 FCA Annual Report

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time beginning at the date of sale to the end customer. This estimate is principally based on assumptions regarding the lifetime warranty costs of each vehicle and each model year of that vehicle line, as well as historical claims experience for vehicles. The Group establishes provisions for product warranty obligations when the related sale is recognized. Warranty provisions also include management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a general recall of vehicles, which are estimated by making an assessment of the historical occurrence of defects on a case-by-case basis and are accrued when a reliable estimate of the amount of the obligation can be made.

The following table sets forth total warranty costs recognized for the years ended December 31, 2014, 2013 and 2012:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Warranty costs	2,909	2,011	1,759
Recorded in the Consolidated income statement within:
Cost of sales	2,909	1,896	1,759
Other unusual expenses	—	115	—

	2,909	2,011	1,759

Warranty provision increased by €1,189 million in the year ended December 31, 2014. The increase was primarily driven by an increase in the overall warranty expenses relating to the recently approved recall campaigns in the NAFTA segment. Additionally, there was an increase to the warranty provision of approximately €392 million with respect to foreign exchange effects when translating from U.S. Dollar to Euro.

Sales incentives are offered on a contractual basis to the Group’s dealer networks, primarily on the basis of a specific cumulative level of sales transactions during a certain period. The sales incentive provision also includes sales cash incentives provided to retail customers.

The Legal proceedings and disputes provision represents management’s best estimate of the liability to be recognized by the Group with regard to legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual or patent disputes), legal proceedings involving claims with active and former employees and legal proceedings involving different tax authorities. None of these provisions are individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the liability, each Group company evaluates their legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the Group and others in similar situations and the Group’s intentions with regard to further action in each proceeding. Group’s consolidated provision combines these individual provisions established by each of the Group’s companies.

Commercial risks arise in connection with the sale of products and services such as maintenance contracts. An accrual is recorded when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

The Group’s restructuring programs primarily relate to restructuring and rationalization activities in the NAFTA and EMEA segments. The restructuring provision at December 31, 2014 consists of termination benefits of €72 million (€106 million at December 31, 2013) payable to employees in connection with restructuring plans, manufacturing rationalization

2014 FCA Annual Report

costs of €9 million (€15 million at December 31, 2013) and other costs of €50 million (€70 million at December 31, 2013). These provisions are related to the EMEA segment €41 million (€53 million at December 31, 2013), the NAFTA segment €36 million (€41 million at December 31, 2013), the Components segment €15 million (€28 million at December 31, 2013), publishing activities €13 million (€31 million at December 31, 2013) and other minor activities €26 million (€38 million at December 31, 2013).

Indemnities are estimated by the Group in connection with divestitures. These liabilities primarily arise from indemnities relating to contingent liabilities in existence at the time of the sale, as well as those covering any possible breach of the representations and warranties provided in the contract and, in certain instances, environmental or tax matters. These provisions were determined estimating the amount of the expected outflow of resources, taking into consideration the relevant level of probability of occurrence.

The environmental risks provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate include direct costs to be incurred by the Group in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

Other risks includes, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, and disputes with other parties relating to contracts or other matters not subject to legal proceedings. The valuation of these provisions is determined based on, among other factors, claims incurred and our historical experiences regarding similar disputes.

(27) Debt

Breakdown of debt by category and by maturity was as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Bonds	2,292	10,367	4,989	17,648	2,572	8,317	3,577	14,466
Borrowings from banks	3,670	8,131	950	12,751	2,584	5,639	607	8,830
Payables represented by securities	559	544	270	1,373	554	1,374	2,604	4,532
Asset-backed financing	444	25	—	469	746	10	—	756
Other debt	745	424	314	1,483	1,019	353	327	1,699

Total Debt	7,710	19,491	6,523	33,724	7,475	15,693	7,115	30,283

Debt increased by €3,441 million at December 31, 2014. Net of foreign exchange translation effects and scope of consolidation, the increase in Debt was €2,059 million: FCA issued new bonds for €4,629 million and repaid bonds on maturity for €2,150 million; medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €4,876 million, while medium and long-term borrowings repayments amounted to €5,838 million.

2014 FCA Annual Report

The annual effective interest rates and the nominal currencies of debt at December 31, 2014 and 2013 were as follows:

	Interest rate					Total at December 31, 2014
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	6,805	7,500	1,003	87	—	15,395
U.S. Dollar	5,769	2,651	2,537	8	206	11,171
Brazilian Real	1,720	430	282	376	1,330	4,138
Swiss Franc	593	686	—	—	—	1,279
Canadian Dollar	31	229	393	—	—	653
Mexican Peso	—	164	233	—	—	397
Chinese Renminbi	1	333	—	—	—	334
Other	197	20	37	24	79	357

Total Debt	15,116	12,013	4,485	495	1,615	33,724

	Interest rate					Total at December 31, 2013
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	5,382	7,412	2,253	90	—	15,137
U.S. Dollar	2,962	122	5,744	12	169	9,009
Brazilian Real	1,271	431	256	1,190	—	3,148
Swiss Franc	378	672	—	—	—	1,050
Canadian Dollar	39	79	584	—	—	702
Mexican Peso	—	—	414	—	—	414
Chinese Renminbi	2	292	66	—	—	360
Other	291	17	51	10	94	463

Total Debt	10,325	9,025	9,368	1,302	263	30,283

For further information on the management of interest rate and currency risk reference should be made to Note 35.

Bonds

All outstanding bonds issued by Fiat Chrysler Finance Europe S.A. (formerly known as Fiat Finance and Trade Ltd S.A.) and Fiat Chrysler Finance North America Inc. (formerly known as Fiat Finance North America Inc.) (both wholly-owned subsidiaries of the Group) are governed by the terms and conditions of the Global Medium Term Note Program (“GMTN Program”). A maximum of €20 billion may be used under this program, of which notes of approximately €12.1 billion have been issued and are outstanding at December 31, 2014 (€11.6 billion at December 31, 2013). The GMTN Program is guaranteed by the Group. The companies in the Group may from time to time buy back bonds in the market that have been issued by FCA. Such buybacks, if made, depend upon market conditions, the financial situation of FCA and other factors which could affect such decisions.

The bonds issued by Fiat Chrysler Finance Europe S.A. and by Fiat Chrysler Finance North America Inc. impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other bonds or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding bonds; (ii) pari

2014 FCA Annual Report

passu clauses, under which the bonds rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the bonds under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the bonds. In addition, the agreements for the bonds guaranteed by FCA contain clauses which could require early repayment if there is a change of the controlling shareholder of FCA leading to a ratings downgrade by ratings agencies.

The bond issues outstanding at December 31, 2014 were as follows:

		Face value of outstanding bonds (€ million)			At December 31, (€ million)
	Currency		Coupon %	Maturity	2014	2013
Global Medium Term Note Program:
Fiat Chrysler Finance Europe S.A. (1)	EUR	900	6.125	July 8, 2014	—	900
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	7.625	September 15, 2014	—	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875	February 13, 2015	1,500	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000	September 7, 2015	353	346
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250	November 23, 2016	333	326
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000	November 22, 2017	374	367
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125	September 30, 2019	208	—
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750	March 22, 2021	1,000	—
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750	July 15, 2022	1,350	—
Others	EUR	7			7	7

Total Global Medium Term Notes					12,075	11,646

Other bonds:
FCA US (Secured Senior Notes) (3)	U.S.$	2,875	8.000	June 15, 2019	2,368	1,088
FCA US (Secured Senior Notes) (3)	U.S.$	3,080	8.250	June 15, 2021	2,537	1,232

Total Other bonds					4,905	2,320

Hedging effect, accrued interest and amortized cost valuation					668	500

Total Bonds					17,648	14,466

(1)	Bond for which a listing on the Irish Stock Exchange was obtained.
(2)	Bond for which a listing on the SIX Swiss Exchange was obtained.
(3)	Includes 2019 Notes and 2021 Notes (defined below).

Changes in Global Medium Term Notes during 2014 were mainly due to the:

•	Issuance of 4.75 percent notes at par in March 2014, having a principal of €1 billion and due March 2021 by Fiat Chrysler Finance Europe S.A. The proceeds will be used for general corporate purposes. The notes have been admitted to listing on the Irish Stock Exchange.

2014 FCA Annual Report

•	Issuance of 4.75 percent notes at par in July 2014, having a principal of €850 million and due July 2022 by Fiat Chrysler Finance Europe S.A. The notes issuance was reopened in September 2014 for a further €500 million principal value, priced at 103.265 percent of par value, increasing the total principal amount to €1.35 billion.

•	Issuance of 3.125 percent notes at par in September 2014 having a principal of CHF250 million and due September 2019 by Fiat Chrysler Finance Europe S.A.

•	Repayment at maturity of bonds having a nominal value of €900 million and of €1,250 million originally issued by Fiat Chrysler Finance Europe S.A.

FCA US Secured Senior Notes

In May 2011, FCA US and certain of its U.S. subsidiaries, either as a co-issuer or guarantor, entered into the following secured senior notes:

•	secured senior notes due 2019—issuance of $1,500 million (€1,235 million at December 31, 2014) of 8.0 percent secured senior notes due June 15, 2019; and

•	secured senior notes due 2021—issuance of $1,700 million (€1,400 million at December 31, 2014) of 8.25 percent secured senior notes due June 15, 2021.

In February 2014, FCA US and certain of its U.S. subsidiaries, either as a co-issuer or guarantor, issued additional secured senior notes:

•	secured Senior Notes due 2019—U.S.$1,375 million (€1,133 million at December 31, 2014) aggregate principal amount of 8.0 percent secured senior notes (collectively with the May 2011 issuance of the secured senior notes due 2019, the “2019 Notes”), due June 15, 2019, at an issue price of 108.25 percent of the aggregate principal amount; and

•	secured Senior Notes due 2021—U.S.$1,380 million (€1,137 million at December 31, 2014) aggregate principal amount of 8.25 percent secured senior notes (collectively with the May 2011 issuance of the secured senior notes due 2021, the “2021 Notes”), due June 15, 2021 at an issue price of 110.50 percent of the aggregate principal amount.

The 2019 Notes and 2021 Notes are collectively referred to as the “Secured Senior Notes”.

FCA US may redeem, at any time, all or any portion of the Secured Senior Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the Secured Senior Notes to be redeemed.

Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make–whole” premium calculated under the indenture governing the Secured Senior Notes. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the 2019 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.0 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102.0 percent for the twelve months beginning June 15, 2016 and to par on and after June 15, 2017.

Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make–whole” premium calculated under the indenture governing the Secured Senior Notes. On and after June 15, 2016, the 2021 Notes are redeemable at redemption

2014 FCA Annual Report

prices specified in the 2021 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.750 percent for the twelve months beginning June 15, 2017, to 101.375 percent for the twelve months beginning June 15, 2018 and to par on and after June 15, 2019.

The indenture governing the Secured Senior Notes issued by FCA US includes affirmative covenants, including the reporting of financial results and other developments. The indenture also includes negative covenants which limit FCA US’s ability and, in certain instances, the ability of certain of its subsidiaries to, (i) pay dividends or make distributions of FCA US’s capital stock or repurchase FCA US’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets. The indenture provides for customary events of default, including but not limited to, (i) non-payment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25.0 percent in aggregate of the principal amount of the Secured Senior Notes outstanding under one of the series may declare all of the notes of that series to be due and payable immediately, together with accrued interest, if any. As of December 31, 2014, FCA US was in compliance with all covenants.

Borrowings from banks

At December 31, 2014, Borrowings from banks includes €2,587 million (€2,119 million at December 31, 2013) outstanding, which includes accrued interest, on the U.S.$3,250 million (€2,677 million) tranche B term loan maturing May 24, 2017 of FCA US (“Tranche B Term Loan due 2017”) and €1,421 million outstanding, which includes accrued interest, on the U.S.$1,750 million (€1,442 million) tranche B term loan maturing December 31, 2018 (“Tranche B Term Loan due 2018”). The revolving credit facility (described below) was undrawn at December 31, 2014. The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the revolving credit facility (described below), are collectively referred to as the “Senior Credit Facilities”.

The Tranche B Term Loan due 2017 of FCA US consists of the existing U.S.$3.0 billion tranche B term loan (€2,471 million) that matures on May 24, 2017, (the “Original Tranche B Term Loan”), and an additional U.S.$250 million (€206 million at December 31, 2014) term loan entered into on February 7, 2014 under the Original Tranche B Term Loan that also matures on May 24, 2017, collectively the “Tranche B Term Loan due 2017”. The outstanding principle amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S.$8.1 million (€6.7 million) commencing March 2014, with the remaining balance due at maturity in May 2017. The Original Tranche B Term Loan was re-priced in June and in December 2013 and subsequently, all amounts outstanding under Tranche B Term Loan due 2017 will bear interest, at FCA’s option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the year ended December 31, 2014, interest was accrued based on LIBOR.

On February 7, 2014, FCA US entered into an agreement for the Tranche B Term Loan due 2018 for U.S.$1,750 million (€1,442 million). The outstanding principal amount for the Tranche B Term Loan due 2018 is payable in equal quarterly installments of U.S.$4.4 million (€3.6 million), commencing June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum.

2014 FCA Annual Report

FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018 without premium or penalty. FCA US also has the option to extend the maturity date of all or a portion of the aforementioned term loans with the consent of the lenders.

At December 31, 2014, FCA US had a secured revolving credit facility (“Revolving Credit Facility”) amounting to US$1.3 billion (€1.1 billion), which remains undrawn and which matures in May 2016. All amounts outstanding under the Revolving Credit Facility bear interest, at the option of FCA US, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. Subject to the limitations in the credit agreements governing the Senior Credit Facilities (“Senior Credit Agreements”) and the indenture governing our Secured Senior Notes, FCA US has the option to increase the amount of the Revolving Credit Facility in an aggregate principal amount not to exceed U.S.$700 million (approximately €577 million) at December 31, 2014, subject to certain conditions.

The Senior Credit Agreements include a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The Senior Credit Agreements also include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making certain payments; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of US$3.0 billion (€2.5 billion), which includes any undrawn amounts on the Revolving Credit Facility.

The Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross-default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. As of December 31, 2014, FCA US was in compliance with all covenants under the Senior Credit Agreements.

Medium/long term committed credit lines currently available to the treasury companies of the Group (excluding FCA US) amount to approximately €3.3 billion at December 31, 2014 (€3.2 billion at December 31, 2013), of which €2.1 billion related to the 3-year syndicated revolving credit line due in July 2016 that was undrawn at December 31, 2014 and at December 31, 2013. The €2.1 billion syndicated credit facility of the Group contains typical covenants for contracts of this type and size, such as financial covenants (Net Debt/EBITDA and EBITDA/Net Interest ratios related to industrial activities) and negative pledge, cross default and change of control clauses. The failure to comply with these covenants, in certain cases, if not suitably remedied, can lead to the requirement for early repayment of the outstanding loans. Similar covenants are included in the loans granted by the European Investment Bank for a total of €1.1 billion used to fund the Group’s investments and research and development costs. In addition, the above syndicated credit facility, currently includes limits on the ability to extend guarantees or loans to FCA US.

Additionally, the operating entities of the Group (excluding FCA US) have committed credit lines available, with residual maturity after twelve months, to fund scheduled investments, of which approximately €0.9 billion was undrawn at December 31, 2014 (€1.8 billion at December 31, 2013).

Payables represented by securities

At December 31, 2014, Group’s Payables represented by securities primarily included the unsecured Canadian Health Care Trust Notes totaling €651 million, including accrued interest, (€703 million at December 31, 2013, including accrued interest), which represents FCA US’s financial liability to the Canadian Health Care Trust arising from the settlement

2014 FCA Annual Report

of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents.

As described in more detail in Note 23, FCA issued aggregate notional amount of U.S.$2,875 million (€2,293 million) of Mandatory Convertible Securities on December 16, 2014. The obligation to pay coupons as required by the Mandatory Convertible Securities meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. The fair value amount determined for the liability component at issuance of the Mandatory Convertible Securities was U.S.$419 million (€335 million) calculated as the present value of the coupon payments due less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount. Subsequent to issuance, the financial liability for the coupon payments is accounted for at amortized cost. At December 31, 2014, the financial liability component was U.S.$420 million (€346 million).

At December 31, 2013 the item Payables represented by securities primarily related to the balance of FCA US’s financial liability to the VEBA Trust (the “VEBA Trust Note”) of €3,575 million including accrued interest. The VEBA Trust Note had been issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees. The VEBA Trust Note had an implied interest rate of 9.0 percent and required annual payments of principal and interest through July 15, 2023. The proceeds of the February 7, 2014 issuances of the Secured Senior Notes were used to prepay all amounts outstanding of approximately $5.0 billion (€3.6 billion) under the VEBA Trust Note, which included a principal payment of $4,715 million (€3,473 million) and interest accrued through February 7, 2014. The $4,715 million (€3,473 million) principal payment consisted of $128 million (€94 million) of interest that was previously capitalized as additional debt with the remaining $4,587 million (€3,379 million) representing the original face value of the note.

Asset-backed financing

Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets in the Consolidated statement of financial position under Current receivables and other current assets (Note 18). Asset-backed financing decreased by €287 million in 2014.

At December 31, 2014, debt secured by assets of the Group (excluding FCA US) amounts to €777 million (€432 million at December 31, 2013), of which €379 million (€386 million at December 31, 2013) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans amounts to €1,670 million at December 31, 2014 (€418 million at December 31, 2013).

At December 31, 2014, debt secured by assets of FCA US amounts to €9,881 million (€5,180 million at December 31, 2013), and includes €9,093 million (€4,448 million at December 31, 2013) relating to the Secured Senior Notes and the Senior Credit Facilities and €251 million (€165 million at December 31, 2013) due to creditors for assets acquired under finance leases and other debt and financial commitments for €537 million (€567 million at December 31, 2013).

In addition, at December 31, 2014 the Group’s assets include current receivables to settle Asset-backed financing of €469 million (€756 million at December 31, 2013).

2014 FCA Annual Report

Other debt

At December 31, 2014, payables for finance leases amount to €630 million and may be analyzed as follows:

	At December 31,
	2014					2013
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	114	209	188	243	754	82	151	133	270	636
Interest expense	(33)	(51)	(31)	(9)	(124)	(20)	(31)	(21)	(13)	(85)

Present value of minimum lease payments	81	158	157	234	630	62	120	112	257	551

At December 31, 2014, the Group (excluding FCA US) had outstanding financial lease agreements for certain Property, plant and equipment whose overall net carrying amount totals €383 million (€394 million at December 31, 2013) (Note 15). As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the Consolidated financial statements in accordance with IFRIC 4.

Restrictions in Relation to the Group’s Interest in FCA US

The Group is subject to several restrictions that limit its ability to access and use assets or settle liabilities in relation to its interest in FCA US. Financing arrangements outstanding may limit the Group’s ability to allocate capital between Group entities or may restrict its ability to receive dividends or other restricted payments from FCA US. In particular, FCA’s existing syndicated credit facility currently imposes restrictions, with certain exceptions, that limit FCA’s capability to extend guarantees or loans to FCA US, or subscribe equity to FCA US.

FCA US’s Senior Credit Facilities, are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. In addition, FCA US’s Secured Senior Notes are secured by security interests junior to the Senior Credit Facilities in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, including 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. In addition, these debt instruments include covenants that restrict FCA US’s ability to make certain distributions or purchase or redeem its capital stock, prepay certain other debt, encumber assets, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations, enter into certain transactions with affiliates or undertake various other business activities as well as the requirement to maintain borrowing base collateral coverage and a minimum liquidity threshold.

While the Senior Credit Facilities and Secured Senior Notes are outstanding, further distributions to FCA US will be limited to 50.0 percent of FCA US’s consolidated net income (as defined in the agreements) from January 2012, less the amount of the January 2014 distribution that was used to pay the VEBA Trust for the acquisition of the remaining 41.5 percent interest in FCA US not previously owned by FCA.

2014 FCA Annual Report

(28) Trade payables

Trade payables due within one year of €19,854 million at December 31, 2014 increased by €2,647 million from December 31, 2013. Excluding the foreign exchange translation effects, the increase of Trade payables amounted to €1,512 million and mainly related to the increased production in the NAFTA and EMEA segments as a result of increased consumer demand for our vehicles and increased capital expenditures.

(29) Other current liabilities

Other current liabilities consisted of the following:

	At December 31,
	2014	2013
	(€ million)
Advances on buy-back agreements	2,571	1,583
Indirect tax payables	1,495	1,304
Accrued expenses and deferred income	2,992	2,370
Payables to personnel	932	781
Social security payables	338	349
Amounts due to customers for contract work	252	209
Other	2,915	2,367

Total Other current liabilities	11,495	8,963

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date was as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Total Other current liabilities (excluding Accrued expenses and deferred income)	7,248	1,230	25	8,503	5,731	840	22	6,593

Advances on buy-back agreements refers to buy-back agreements entered into by the Group and includes the price received for the product recognized as an advance at the date of the sale, and subsequently, the repurchase price and the remaining lease installments yet to be recognized.

Indirect tax payables includes taxes on commercial transactions accrued by the Brazilian subsidiary, FIASA, for which the company (as well as a number of important industrial groups which operate in Brazil) is awaiting the decision by the Supreme Court regarding its claim alleging double taxation. In March 2007, FIASA received a preliminary trial court decision allowing the payment of such tax on a taxable base consistent with the Group’s position. Since it is a preliminary decision and the amount may be required to be paid to the tax authorities at any time, the difference between the tax payments as preliminary allowed and the full amount determined as required by the legislation still in force is recognized as a current liability due between one and five years. Timing for the Supreme Court decision is not predictable.

2014 FCA Annual Report

Included within Other current liabilities is the outstanding obligation of €417 million arising from the MOU signed by FCA US and the UAW. For further information on the MOU refer to the section—Acquisition of the remaining ownership interest in FCA US.

Deferred income includes the revenues not yet recognized in relation to separately-priced extended warranties and service contracts offered by FCA US. These revenues will be recognized in the Consolidated income statement over the contract period in proportion to the costs expected to be incurred based on historical information.

(30) Fair value measurement

IFRS 13—Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014:

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
	(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income/(loss)	(16)	110	14	—	124
Other non-current securities	(16)	45	—	22	67
Current securities available-for-sale	(19)	30	—	—	30
Financial assets at fair value held-for-trading:
Current investments		36	—	—	36
Current securities held for trading	(19)	180	—	—	180
Other financial assets	(20)	38	473	4	515
Cash and cash equivalents	(21)	20,804	2,036	—	22,840

Total Assets		21,243	2,523	26	23,792

Other financial liabilities	(20)	—	740	8	748

Total Liabilities		—	740	8	748

2014 FCA Annual Report

In 2014, there were no transfers between Levels in the fair value hierarchy.

The fair value of Other financial assets and liabilities, which mainly include derivatives financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•	the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which primarily consist of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers’ acceptances and money market funds, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (represented in level 2).

The following table provides a reconciliation for the changes in items measured at fair value and categorized as Level 3 in 2014:

	Other non- current securities	Other financial assets/(liabilities)
	(€ million)
At December 31, 2013	12	2
Gains/(Losses) recognized in Consolidated income statement	—	16
Gains/(Losses) recognized in Other comprehensive income/loss	—	(8)
Issues/Settlements	10	(14)

At December 31, 2014	22	(4)

The gains/losses included in the Consolidated income statement are recognized in Cost of sales for €16 million. The gains and losses recognized in Other comprehensive income/(loss) have been included in Gains/(losses) on cash flow hedging instruments for €8 million.

Assets and liabilities not measured at fair value on recurring basis

For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.

2014 FCA Annual Report

Refer to Note 23 and Note 27 for a detailed discussion of the allocation of the fair value of the liability component of the Mandatory Convertible Securities issued by FCA in December 2014.

Refer to section—Acquisition of the remaining ownership interest in FCA US for a discussion of the residual value methodology used to determine the fair values of the acquired elements in connection with the transactions under the Equity Recapture Agreement and MOU.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2014		2013
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
	(€ million)
Dealer financing		2,313	2,312	2,286	2,290
Retail financing		1,039	1,032	970	957
Finance lease		349	351	297	296
Other receivables from financing activities		142	142	118	118

Receivables from financing activities	(18)	3,843	3,837	3,671	3,661

Asset backed financing		469	469	756	756
Bonds		17,648	18,794	14,466	15,464
Other debt		15,607	15,685	15,061	15,180

Debt	(27)	33,724	34,948	30,283	31,400

The fair values of Receivables from financing activities, which are categorized within the Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.

Bonds that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities), which are primarily the FCA US Secured Senior Notes (i.e. the 2019 Notes and 2021 Notes), are categorized as Level 2. At December 31, 2014, €13,433 million and €5,361 million of Bonds were classified within Level 1 and Level 2, respectively.

The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3 of the fair value hierarchy. At December 31, 2014, €13,144 million and €2,541 million of Other Debt were classified within Level 2 and Level 3, respectively.

(31) Related party transactions

Pursuant to IAS 24—Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to the Exor group (the largest shareholder of FCA through its 29.25 percent common shares

2014 FCA Annual Report

shareholding interest and 44.37% voting power at December 31, 2014) who also purchased U.S.$886 million (€730 million) in aggregate notional amount of mandatory convertible securities that were issued in December 2014 (Note 23). Related parties also include CNHI and other unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, at December 31, 2014, members of the FCA Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A. Amounts reflected in the tables below represents amounts for FCA’s 50.0 percent interest in 2012 and in 2013 when the interest in Sevel was accounted for as a joint operation;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the provision of services and the sale of goods with the joint operation Fiat India Automobiles Limited. Amounts reflected in the tables below represents amounts for FCA’s 50.0 percent interest from 2012 when the entity became a joint operation;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to the companies of the CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas;

•	the purchase of engines from the VM Motori group in 2012 and in the first half of 2013;

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.

The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39—Financial Instruments: Recognition and Measurement. At December 31, 2014 and at December 31, 2013, Receivables from financing activities due from related parties also included receivables due from CNHI mainly arising from customer factoring provided by the Group’s financial services companies. On the other hand, Debt due to related parties included certain balances due to CNHI, mainly relating to factoring and dealer financing in Latin America.

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

2014 FCA Annual Report

The amounts of the transactions with related parties recognized in the Consolidated income statement were as follows:

	For the years ended December 31,
	2014				2013				2012
	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)
	(€ million)
Tofas	1,247	1,189	1	—	1,145	1,287	3	—	1,115	1,227	4	—
Sevel S.p.A.	274	—	4	—	237	—	3	—	235	—	—	—
FCA Bank	276	10	7	(29)	223	62	10	(24)	200	82	12	(28)
GAC Fiat Automobiles Co Ltd	153	—	—	—	144	—	1	—	150	—	—	—
Fiat India Automobiles Limited	17	—	—	—	14	—	2	1	19	—	1	—
Société Européenne de Véhicules Légers du Nord- Sevelnord Société Anonyme(*)	—	—	—	—	—	—	—	—	24	218	—	—
VM Motori Group	—	—	—	—	—	121	—	—	—	215	—	—
Other	18	22	—	—	7	6	—	—	6	4	—	—

Total joint arrangements	1,985	1,221	12	(29)	1,770	1,476	19	(23)	1,749	1,746	17	(28)

To-dis S.r.l.	46	2	—	—	48	4	—	—	48	2	—	—
Arab American Vehicles Company S.A.E.	28	—	—	—	15	—	—	—	24	—	—	—
Other	28	—	6	—	7	—	5	—	6	1	7	—

Total associates	102	2	6	—	70	4	5	—	78	3	7	—

CNHI	602	492	—	—	703	500	—	—	676	452	1	—
Directors, Statutory Auditors and Key Management	—	—	89	—	—	—	49	—	—	—	57	—
Other	—	4	20	—	—	24	13	—	1	36	7	—

Total CNHI, Directors and others	602	496	109	—	703	524	62	—	677	488	65	—

Total unconsolidated subsidiaries	52	7	21	(1)	45	15	28	1	38	99	27	3

Total transactions with related parties	2,741	1,726	148	(30)	2,588	2,019	114	(22)	2,542	2,336	116	(25)

Total for the Group	96,090	83,146	7,084	(2,047)	86,624	74,326	6,702	(1,987)	83,765	71,473	6,775	(1,910)

(*)	At December 31, 2012, the Investment was classified as Asset held for sale, then transferred at the beginning of the 2013.

2014 FCA Annual Report

Non-financial assets and liabilities originating from related party transactions were as follows:

	At December 31,
	2014				2013
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Tofas	48	160	—	1	50	232	—	—
FCA Bank	65	234	6	92	49	165	1	93
GAC Fiat Automobiles Co Ltd	48	20	—	1	35	3	—	5
Sevel S.p.A.	12	—	—	4	10	—	2	5
Fiat India Automobiles Limited	2	2	—	—	5	1	—	—
Other	9	2	—	—	5	1	1	—

Total joint arrangements	184	418	6	98	154	402	4	103

Arab American Vehicles Company S.A.E.	16	9	—	—	9	3	—	—
Other	22	4	—	23	13	3	—	25

Total associates	38	13	—	23	22	6	—	25

CNHI	49	24	23	8	48	51	24	13
Directors, Statutory Auditors and Key Management	—	—	—	—	—	—	—	17
Other	—	7	—	—	—	7	—	1

Total CNHI, Directors and others	49	31	23	8	48	58	24	31

Total unconsolidated subsidiaries	31	13	2	2	39	24	4	1

Total originating from related parties	302	475	31	131	263	490	32	160

Total for the Group	2,564	19,854	2,761	11,495	2,544	17,207	2,323	8,963

Financial assets and liabilities originating from related party transactions were as follows:

	At December 31,
	2014			2013
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
FCA Bank	73	100	4	54	85	270
Tofas	39	—	—	—	—	—
Sevel S.p.A.	5	—	13	14	—	10
Other	8	—	—	18	—	—

Total joint arrangements	125	100	17	86	85	280

Global Engine Alliance LLC	—	—	—	—	—	—
Other	7	—	—	7	—	—

Total associates	7	—	—	7	—	—

Total CNHI	6	—	—	18	—	53

Total unconsolidated subsidiaries	24	—	30	38	—	20

Total originating from related parties	162	100	47	149	85	353

Total for the Group	3,843	469	33,255	3,671	756	29,527

2014 FCA Annual Report

Commitments and Guarantees pledged in favor of related parties

Guarantees pledged in favor of related parties were as follows:

	At December 31,
	2014	2013
	(€ million)
Joint ventures	11	6
Other related parties and CNHI	—	—
Unconsolidated subsidiaries	1	9

Total related parties guarantees	12	15

In addition, at December 31, 2014 and 2013, the Group had commitments for constitution, acquisition agreements and capital increases in respect of Joint ventures for €3 million and €10 million, respectively. Additionally, with reference to its interest in the joint venture Tofas, the Group had a take or pay commitment whose future minimum expected obligations as of December 31, 2014 were as follows:

(€ million)
2015	82
2016	82
2017	85
2018	85
2019	80
2020 and thereafter	13

Emoluments to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Directors (a)	14,305	18,912	22,780
Statutory auditors of Fiat	186	230	229

Total emoluments	14,491	19,142	23,009

(a)	This amount includes the notional compensation cost arising from stock grants granted to the Chief Executive Officer.

Additionally to the fees reported in the table above, in 2014 the Chief Executive Officer received a cash award of €24.7 million and was assigned a €12 million post-mandate award as a recognition he was instrumental in major strategic and financial accomplishments for the Group. Most notably, through his vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders and stakeholders.

In 2014, Ferrari S.p.A. booked a cost of €15 million in connection with the resignation of Mr. Luca Cordero di Montezemolo, as Chairman of Ferrari S.p.A., former Director of Fiat.

2014 FCA Annual Report

The aggregate compensation payable to executives with strategic responsibilities was approximately €23 million for 2014 (€30 million in 2013 and €34 million in 2012). This is inclusive of the following:

•	an amount of approximately €9 million in 2014 (approximately €15 million in 2013 and approximately €19 million in 2012) for short-term employee benefits;

•	an amount of €2 million in 2014 (€3 million in 2013 and €5 million in 2012) as the FCA’s contribution to State and employer defined contribution pension funds;

•	an amount of approximately €0 million in 2014 (€1 million in 2013 and approximately €0 million in 2012) for termination benefits.

(32) Explanatory notes to the Consolidated statement of cash flows

The Consolidated statement of cash flows sets out changes in Cash and cash equivalents during the year. As required by IAS 7—Statement of cash flows, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

Cash flows provided by operating activities are mostly derived from the Group’s industrial activities.

The cash flows generated by the sale of vehicles under buy-back commitments and GDP vehicles, net of the amounts included in Profit/(loss) for the year, are included under operating activities in a single line item which includes changes in working capital arising from these transactions.

For the year ended December 31, 2014, Other non-cash items of €352 million mainly included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US on January 21, 2014, as described in the section—Acquisition of the remaining ownership interest in FCA US, and (ii) €98 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollars (Note 8) (reported, for the effect on cash and cash equivalents, within “Translation exchange differences”) which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the Equity Purchase Agreement described above in the section—Acquisition of the remaining ownership interest in FCA US.

For the year ended December 31, 2013, Other non-cash items of €535 million mainly included €336 million impairment losses on tangible and intangible assets, €59 million loss related to the devaluation of the official exchange rate of the VEF relative to the U.S.$ (Note 8) and €56 million write-off of the book value of the Equity Recapture Agreement Right. For 2012, Other non-cash items of €582 million mainly included impairment losses on fixed assets, the share of the net profit and loss of equity method investees and the effect of €515 million related to the adjustment of the Consolidated income statement for 2012 following the retrospective adoption of IAS 19 revised from January 1, 2013, as if the amendment had always been applied.

Change in working capital generated cash of €965 million for the year ended December 31, 2014 primarily driven by (a) €1,495 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for vehicles, and increased capital expenditure, (b) €123 million decrease in trade receivables in addition to (c) €21 million increase in net other current assets and liabilities, which were partially offset by (d) €674 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and

2014 FCA Annual Report

work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in the NAFTA, EMEA and Maserati segments.

Change in working capital generated cash of €1,410 million for the year ended December 31, 2013 primarily driven by (a) €1,328 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for vehicles, and increased production for Maserati and Ferrari (b) €817 million in net other current assets and liabilities, mainly related to increases in accrued expenses and deferred income as well as indirect taxes payables, (c) €213 million decrease in trade receivables, principally due to the contraction of sales volumes in the EMEA and LATAM segments which were partially offset by (d) €948 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2013 compared to December 31, 2012, in part driven by higher production levels in late 2013 to meet anticipated consumer demand in the NAFTA, APAC, Maserati and Ferrari segments.

Change in working capital generated cash of €689 million for the year ended December 31, 2012 primarily driven by (a) €506 million increase in trade payables, mainly related to increased production in response to increased consumer demand of vehicles especially in the NAFTA and APAC segments, partially offset by reduced production and sales levels in the EMEA segment, (b) €961 million in other current assets and liabilities, primarily due to increases in accrued expenses, deferred income and taxes which were partially offset by (c) €572 million increase in inventory (net of vehicles sold under buy-back commitments), primarily due to increased finished vehicle and work in process levels at December 31, 2012 versus December 31, 2011, driven by an increase in vehicle inventory levels in order to support consumer demand in the NAFTA and APAC segments and (d) €206 million increase in trade receivables, primarily due to an increase in receivables from third party international dealers and distributors due to increased sales at the end of 2012 as compared to 2011 due to consumer demand.

Cash flows for income tax payments net of refunds amount to €542 million in 2014 (€429 million in 2013 and €475 million in 2012).

In 2014, net cash provided by financing activities was €2,137 million and was primarily the result of:

•	net proceeds from the issuance of the Mandatory Convertible Securities of €2,245 million, and the net proceeds from the offering of the total 100 million common shares (65 million ordinary shares and 35 million of treasury shares) of €849 million;

•	proceeds from bond issuances for a total amount of €4,629 million which includes (a) €2,556 million of notes issued as part of the GMTN Program and (b) €2,073 million (for a total face value of U.S.$2,755 million) of Secured Senior Notes issued by FCA US to facilitate the repayment of the VEBA Trust Note (see Note 27);

•	proceeds from new medium-term borrowings for a total of €4,876 million, which include (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility and (b) the new U.S.$1,750 million tranche B (€1,3 billion), issued under a new term loan credit facility entered into by FCA US as part of the refinancing transaction to facilitate repayment of the VEBA Trust Note, and new medium term borrowing in Brazil; and

•	a positive net contribution of €548 million from the net change in other financial payables and other financial assets/liabilities

2014 FCA Annual Report

These positive items, were partially offset by:

•	the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation. The special distribution by FCA US and the cash payment by FCA NA for an aggregate amount of €2,691 million is classified as acquisition of non-controlling interest on the Consolidated statement of cash flows while the tax distribution (€45 million) is classified separately (see Acquisition of the Remaining Ownership Interest in FCA US section above),

•	payment of medium-term borrowings for a total of €5,838 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil;

•	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million; and

•	the net cash disbursement of €417 million for the exercise of cash exit rights in connection with the Merger.

In 2013, net cash provided by financing activities was €3,136 million and was primarily the result of:

•	proceeds from bond issuances for a total amount of €2,866 million, relating to notes issued as part of the GMTN Program;

•	the repayment on maturity of notes issued under the GMTN Program in 2006, for a total principal amount of €1 billion; proceeds from new medium-term borrowings for a total of €3,188 million, which mainly include (a) medium term borrowings in Brazil, (b) €400 million loan granted by the European Investment Bank in order to fund the Group’s investments and research and development costs in Europe and (c) €595 million (U.S.$790 million) related to the amendments and re-pricings in 2013 of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 and the Revolving Credit Facility.

•	repayment of medium-term borrowings on their maturity for a total of €2,258 million including the €595 million (U.S.$790 million) relating to the amendments and re-pricings of the Senior Credit Facilities; and

•	a positive net contribution of €677 million from the net change in other financial payables and other financial assets/liabilities.

Interest of €2,054 million in 2014 (€1,832 million in 2013 and €1,951 million in 2012) was paid and interest of €441 million (€398 million in 2013 and €647 million in 2012) was received in 2014. Amounts indicated are inclusive of interest rate differentials paid or received on interest rate derivatives.

(33) Guarantees granted, commitments and contingent liabilities

Guarantees granted

At December 31, 2014, the Group had pledged guarantees on the debt or commitments of third parties totaling €27 million (€31 million at December 31, 2013), as well as guarantees of €12 million on related party debt (€15 million at December 31, 2013).

2014 FCA Annual Report

SCUSA Private-Label Financing Agreement

In February 2013, FCA US had entered into a private-label financing agreement with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander (the “SCUSA Agreement”). The new financing arrangement launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to FCA US’s dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance dealers’ acquisition of vehicles and other products that FCA US sells or distributes, retail loans and leases to finance consumer acquisitions of new and used vehicles at independent dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA will work with dealers to offer them construction loans, real estate loans, working capital loans and revolving lines of credit.

The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, nonrefundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. As of December 31, 2014, €103 million (U.S. $125 million) remained in deferred revenue.

From time to time, FCA US works with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase its vehicles, a practice known as “subvention.” FCA US has provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of its retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on FCA US participation in gains and losses.

Ally Auto Finance Operating Agreement and Repurchase Obligations

In April 2013, the Auto Finance Operating Agreement between FCA US and Ally Financial Inc. (“Ally”), referred as the “Ally Agreement”, was terminated. Notwithstanding the termination of the Ally Agreement, Ally will continue to provide wholesale and retail financing to FCA US’s dealers and retail customers in the U.S. in accordance with its usual and customary lending standards. Dealers and retail customers also obtain funding from other financing sources.

In accordance with the terms of the Ally Agreement, FCA US remained obligated for one year to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013, upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including in certain circumstances when Ally forecloses on all assets of a dealer securing financing provided by Ally. These obligations excluded vehicles that had been damaged or altered, that were missing equipment or that had excessive mileage or an original invoice date that was more than one year prior to the repurchase date. As of May 1, 2014, FCA US was no longer obligated to repurchase dealer inventory acquired and financed by Ally prior to April 30, 2013.

Other Repurchase Obligations

In accordance with the terms of other wholesale financing arrangements in Mexico, FCA US is required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date.

2014 FCA Annual Report

As of December 31, 2013, the maximum potential amount of future payments required to be made in accordance with these other wholesale financing arrangements was approximately €258 million (U.S$313 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2014, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.

Arrangements with Key Suppliers

From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements as of December 31, 2014 were as follows:

(€ million)
2015	355
2016	301
2017	222
2018	215
2019	84
2020 and thereafter	168

Other commitments and important contractual rights

The Group has commitments and rights deriving from outstanding agreements which are summarized below.

Sevel S.p.A.

As part of the Sevel cooperation agreement with Peugeot-Citroen SA (“PSA”), the Group is party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group will have the right to acquire the residual interest in the Joint operation Sevel with effect from December 31, 2017.

2014 FCA Annual Report

Operating lease contracts

The Group has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. At December 31, 2014, the total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2014
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease agreements	161	263	173	218	815

During 2014, the Group recognized lease payments expenses of €195 million (€199 million in 2013).

Contingent liabilities

As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. The outcome of any proceedings cannot be predicted with certainty. These proceedings seek recovery for damage to property, personal injuries and in some cases include a claim for exemplary or punitive damage. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results.

At December 31, 2014, contingent liabilities estimated by the Group for which no provisions have been recognized since an outflow of resources is not considered to be probable and contingent liabilities for which a reliable estimate can be made amount to approximately €100 million at December 31, 2014 and 2013. Furthermore, contingent assets and expected reimbursement in connection with these contingent liabilities for approximately €10 million (€12 million at December 31, 2013) have been estimated but not recognized. The Group will recognize the related amounts when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and the amounts can be reliably estimated.

Furthermore, in connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. At December 31, 2014, potential obligations with respect to these indemnities were approximately €240 million at December 31, 2014 and 2013. At December 31, 2014 provisions of €58 million (€62 million December 31, 2013) have been made related to these obligations which are classified as Other provisions. The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.

(34) Segment reporting

The segments, as defined in the section—Segment reporting, reflect the components of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance.

2014 FCA Annual Report

Transactions among car mass-market brand segments generally are presented on a “where-sold” basis, which reflects the profit/(loss) on the ultimate sale to the external customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. For the segments which also provide financial services activities, revenues and costs also include interest income and expense and other financial income and expense arising from those activities.

Revenues and EBIT of the other segments, aside from the car mass-market segments, are those directly generated by or attributable to the segment as the result of its usual business activities and include revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices. For the Ferrari and the Maserati segments, which also provide financial services activities, revenues and costs include interest income and expense, and other financial income and expense arising from those activities.

Other activities include the results of the activities and businesses that are not operating segments under IFRS 8, the Unallocated items and adjustments include consolidation adjustments and eliminations in addition to financial income and expense and income taxes that are not attributable to the performance of the segments and are subject to separate assessment by the chief operating decision maker.

EBIT is the measure used by the chief operating decision maker to assess performance of and allocate resources to our operating segments. Operating assets are not included in the data reviewed by the chief operating decision make, and as a result and as permitted by IFRS 8, the related information is not provided.

Details of the Consolidated income statement by segment for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Car Mass-Market brands
2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	52,452	8,629	6,259	18,020	2,762	2,767	8,619	831	(4,249)	96,090
Revenues from transactions with other segments	(271)	(100)	(10)	(589)	(264)	(7)	(2,559)	(449)	4,249	—

Revenues from external customers	52,181	8,529	6,249	17,431	2,498	2,760	6,060	382	—	96,090

Profit/(loss) from investments	1	—	(50)	167	—	—	7	6	0	131
Unusual income/(expenses)*	(504)	(112)	0	4	(15)	0	(20)	7	212	(428)

EBIT	1,647	177	537	(109)	389	275	260	(114)	161	3,223

Net financial income/(expenses)										(2,047)
Profit before taxes										1,176
Tax (income)/expenses										544

Profit										632

(*)	Includes Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses)

2014 FCA Annual Report

	Car Mass-Market brands
2013	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	45,777	9,973	4,668	17,335	2,335	1,659	8,080	929	(4,132)	86,624
Revenues from transactions with other segments	(173)	(100)	(2)	(641)	(198)	(20)	(2,544)	(454)	4,132	—

Revenues from external customers	45,604	9,873	4,666	16,694	2,137	1,639	5,536	475	—	86,624

Profit/(loss) from investments	(1)		(46)	141			5	(13)	(2)	84
Unusual income/(expenses)*	71	(127)	(1)	(195)		(65)	(60)	(87)	(55)	(519)

EBIT	2,290	492	335	(506)	364	106	146	(167)	(58)	3,002

Net financial income/(expenses)										(1,987)
Profit before taxes										1,015
Tax (income)/expenses										(936)

Profit										1,951

(*)	Includes Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses)

	Car Mass-Market brands
2012	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	43,521	11,062	3,173	17,717	2,225	755	8,030	979	(3,697)	83,765
Revenues from transactions with other segments	(27)	(89)	(2)	(544)	(82)	(11)	(2,489)	(453)	3,697	—

Revenues from external customers	43,494	10,973	3,171	17,173	2,143	744	5,541	526	—	83,765

Profit/(loss) from investments	—		(20)	157			2	(52)	—	87
Unusual income/(expenses)*	48	(31)		(194)			(11)	(12)	(44)	(244)

EBIT	2,491	1,025	274	(725)	335	57	165	(149)	(39)	3,434

Net financial income/(expenses)										(1,910)
Profit before taxes										1,524
Tax (income)/expenses										628

Profit										896

(*)	Includes Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses)

Unallocated items, and in particular financial income/(expenses), are not attributed to the segments as they do not fall under the scope of their operational responsibilities and are therefore assessed separately. These items arise from the management of treasury assets and liabilities by the treasuries of FCA and FCA US, which work independently and separately within the Group.

2014 FCA Annual Report

Information about geographical area

	At December 31,
	2014	2013
	(€ million)
Non-current assets (excluding financial assets, deferred tax assets and post-employment benefits assets) in:
North America	30,539	26,689
Italy	11,538	10,710
Brazil	4,638	2,955
Poland	1,183	1,277
Serbia	882	1,007
Other countries	2,129	1,848

Total Non-current assets (excluding financial assets, deferred tax assets and post-employment benefits assets)	50,909	44,486

(35) Qualitative and quantitative information on financial risks

The Group is exposed to the following financial risks connected with its operations:

•	credit risk, arising both from its normal commercial relations with final customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•	financial market risk (principally relating to exchange rates, interest rates and commodity prices), since the Group operates at an international level in different currencies and uses financial instruments which generate interests. The Group is also exposed to the risk of changes in the price of certain commodities and of certain listed shares.

These risks could significantly affect the Group’s financial position and results, and for this reason the Group systematically identifies, and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.

Financial instruments held by the funds that manage pension plan assets are not included in this analysis (see Note 25).

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.

2014 FCA Annual Report

The Group’s credit risk differs in relation to the activities carried out. In particular, dealer financing and operating and financial lease activities that are carried out through the Group’s financial services companies are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, while the sale of vehicles and spare parts is mostly exposed to the direct risk of default of the counterparty. These risks are however mitigated by the fact that collection exposure is spread across a large number of counterparties and customers.

Overall, the credit risk regarding the Group’s trade receivables and receivables from financing activities is concentrated in the European Union, Latin America and North American markets.

In order to test for impairment, significant receivables from corporate customers and receivables for which collectability is at risk are assessed individually, while receivables from end customers or small business customers are grouped into homogeneous risk categories. A receivable is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due specified in the contractual terms. Objective evidence may be provided by the following factors: significant financial difficulties of the counterparty, the probability that the counterparty will be involved in an insolvency procedure or will default on its installment payments, the restructuring or renegotiation of open items with the counterparty, changes in the payment status of one or more debtors included in a specific risk category and other contractual breaches. The calculation of the amount of the impairment loss is based on the risk of default by the counterparty, which is determined by taking into account all the information available as to the customer’s solvency, the fair value of any guarantees received for the receivable and the Group’s historical experience.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2014 is represented by the carrying amounts of financial assets in the financial statements and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 33.

Dealers and final customers for which the Group provides financing are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted. These guarantees are further strengthened where possible by reserve of title clauses on financed vehicle sales to the sales network made by Group financial service companies and on vehicles assigned under finance and operating lease agreements.

Receivables for financing activities amounting to €3,843 million at December 31, 2014 (€3,671 million at December 31, 2013) contain balances totaling €3 million (€21 million at December 31, 2013), which have been written down on an individual basis. Of the remainder, balances totaling €71 million are past due by up to one month (€72 million at December 31, 2013), while balances totaling €31 million are past due by more than one month (€23 million at December 31, 2013). In the event of installment payments, even if only one installment is overdue, the entire receivable balance is classified as overdue.

Trade receivables and Other current receivables amounting to €4,810 million at December 31, 2014 (€4,425 million at December 31, 2013) contain balances totaling €19 million (€19 million at December 31, 2013) which have been written down on an individual basis. Of the remainder, balances totaling €248 million are past due by up to one month (€243 million at December 31, 2013), while balances totaling €280 million are past due by more than one month (€376 million at December 31, 2013).

Provided that Current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market instruments that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2014 which might lead to significant repayment risk.

2014 FCA Annual Report

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. Any actual or perceived limitations on the Group’s liquidity may affect the ability of counterparties to do business with the Group or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.

The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets, necessitate special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity are important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.

The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

The Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce liquidity risk as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining a conservative level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence in the capital markets;

•	obtaining adequate credit lines;

•	monitoring future liquidity on the basis of business planning.

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash flows, main funding operations and liquidity of the Group (excluding FCA US) are centrally managed in the Group’s treasury companies with the aim of ensuring effective and efficient management of the Group’s funds. These companies obtain funds in the financial markets various funding sources.

FCA US currently manages its liquidity independently from the rest of the Group. Intercompany financing from FCA US to other Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms or be approved by a majority of the “disinterested” members of the Board of Directors of FCA US. In addition certain of FCA US ’s finance agreements restrict the distributions which it is permitted to make. In particular, dividend distributions, other than certain exceptions including permitted distributions and distributions with respect to taxes, are generally limited to an amount not to exceed 50.0 percent of cumulative consolidated net income (as defined in the agreements) from January 1, 2012 less the amount of the January 2014 distribution that was used to pay the VEBA Trust for the acquisition of the remaining 41.5 percent interest in FCA US not previously owned by FCA.

FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, certain bonds issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances

2014 FCA Annual Report

related to FCA US, in particular in relation to cross-default clauses which may accelerate the repayments in the event that FCA US fails to pay certain of its debt obligations.

Details of the repayment structure of the Group’s financial assets and liabilities are provided in Note 18 and in Note 27. Details of the repayment structure of derivative financial instruments are provided in Note 20.

The Group believes that the funds currently available to the treasuries of the Group and FCA US, in addition to those that will be generated from operating and financing activities, will enable the Group to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt at the natural due dates and ensure an appropriate level of operating and strategic flexibility.

Financial market risks

Due to the nature of our business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, commodity price risk and interest rate risk.

The Group’s exposure to foreign currency exchange rate risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

The Group’s exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group’s exposure to commodity price risk arises from the risk of changes occurring in the price of certain raw materials and energy used in production. Changes in the price of raw materials could have a significant effect on the Group’s results by indirectly affecting costs and product margins.

These risks could significantly affect the Group’s financial position and results, and for this reason these risks are systematically identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with its established risk management policies.

The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges mainly to hedge:

•	the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

2014 FCA Annual Report

•	the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and

•	the price of certain commodities.

The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options.

Counterparties to these agreements are major financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 20.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Financial instruments held by the funds that manage pension plan assets are not included in this analysis.

Quantitative information on foreign currency exchange rate risk

The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company. In 2014, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 15 percent of the Group’s turnover.

•	the principal exchange rates to which the Group is exposed are the following:

•	U.S. Dollar/CAD, primarily relating to FCA US’s Canadian manufacturing operations;

•	EUR/U.S. Dollar, relating to sales in U.S. Dollars made by Italian companies (in particular, companies belonging to the Ferrari and Maserati segments) and to sales and purchases in Euro made by FCA US;

•	CNY, in relation to sales in China originating from FCA US and from Italian companies (in particular, companies belonging to the Ferrari and Maserati segments);

•	GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the UK, Australian, Mexican, Swiss, Argentinean and Venezuelan markets;

•	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

•	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan;

•	U.S. Dollar/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.

2014 FCA Annual Report

Overall trade flows exposed to changes in these exchange rates in 2014 made up approximately 90.0 percent of the exposure to currency risk from trade transactions.

The Group’s policy is to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming 12 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments unless not deemed appropriate.

Group companies may have trade receivables or payables denominated in a currency different from the functional currency of the company. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain financing or use funds in a currency different from the functional currency of the respective company. Changes in exchange rates may result in exchange gains or losses arising from these situations. The Group’s policy is to hedge fully, whenever deemed appropriate, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency.

Certain of the Group’s subsidiaries are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China and South Africa. As the Group’s reference currency is the Euro, the income statements of those entities are converted into Euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euro.

The monetary assets and liabilities of consolidated companies who have a reporting currency other than the Euro, are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative Translation Adjustments reserve, included in other comprehensive income/(losses).

The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the balance sheet dates.

There have been no substantial changes in 2014 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, currency options, cross-currency interest rate and currency swaps) at December 31, 2014 resulting from a hypothetical 10 percent change in the exchange rates would have been approximately €1,402 million (€745 million at December 31, 2013). Compared to December 31, 2013, the increase resulting from the change in exchange rates is due to the higher volumes of outstanding derivatives, mainly related to increased exposures.

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Quantitative information on interest rate risk

The manufacturing companies and treasuries of the Group make use of external borrowings and invest in monetary and financial market instruments. In addition, Group companies sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the employment of funds, thus negatively impacting the net financial expenses incurred by the Group.

2014 FCA Annual Report

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating result of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).

In assessing the potential impact of changes in interest rates, the Group segregates fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2014, resulting from a hypothetical 10.0 percent change in market interest rates, would have been approximately €100 million (approximately €110 million at December 31, 2013).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical 10.0 percent change in short-term interest rates at December 31, 2014, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €12 million (€13 million at December 31, 2013).

This analysis is based on the assumption that there is a general and instantaneous change of 10.0 percent in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

Quantitative information on commodity price risk

The Group has entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.

In connection with the commodity price derivative contracts outstanding at December 31, 2014, a hypothetical 10.0 percent change in the price of the commodities at that date would have caused a fair value loss of €50 million (€45 million at December 31, 2013). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

2014 FCA Annual Report

(36) Subsequent events

The Group has evaluated subsequent events through March 5, 2015, which is the date the financial statements were authorized for issuance. There were no subsequent events.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

Company Financial Statements

At December 31, 2014

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

INCOME STATEMENT

for the years ended December 31, 2014 and 2013

		For the years ended December 31,
	Note	2014	2013
		(€ million)
Result from investments revenues	(1)	1,131	1,127
Other operating income	(2)	63	83
Personnel costs	(3)	(28)	(39)
Other operating costs	(4)	(132)	(72)
Financial income/(expense)	(5)	(475)	(210)

PROFIT BEFORE TAXES		559	889

Income taxes	(6)	9	15

PROFIT FROM CONTINUING OPERATIONS		568	904

Profit from discontinued operations		—	—

PROFIT		568	904

The accompanying notes are an integral part of the Company Financial Statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

STATEMENT OF FINANCIAL POSITION

At December 31, 2014 and 2013

		2014	2013
		(€ million)
ASSETS
Property, plant and equipment	(7)	29	30
Equity investments	(8)	22,227	12,695
Other financial assets	(9)	1,329	14

Total Fixed Assets		23,585	12,739

Trade receivables	(10)	14	7
Other current receivables	(11)	326	191
Cash and cash equivalents	(12)	11	1

Total current assets		351	199

TOTAL ASSETS		23,936	12,938

EQUITY AND LIABILITIES
Equity	(13)
Share capital		17	4,477
Capital reserve		3,742	—
Legal reserves		10,556	6,081
Retained profit/(loss)		(1,458)	(3,136)
Profit/(loss) for the year		568	904

Total equity		13,425	8,326

Provisions for employee benefits and other provisions	(14)	27	143
Non-current debt	(15)	197	414
Other non-current liabilities	(16)	15	16
Deferred tax liabilities	(6)	8	12

Total non-current liabilities		247	585

Provisions for employee benefits and other current provisions	(17)	2	11
Trade payables	(18)	19	19
Current debt	(19)	9,714	3,780
Other financial liabilities	(9)	135	—
Other debt	(20)	394	217

Total current liabilities		10,264	4,027

TOTAL EQUITY AND LIABILITIES		23,936	12,938

The accompanying notes are an integral part of the Company Financial Statements.

2014 FCA Annual Report

FIAT CHRYSLER AUTOMOBILES N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

On January 29, 2014, the Board of Directors of Fiat approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. (“FCA” or the “Company”) as a fully integrated global automaker. The Board determined that a redomiciliation into the Netherlands with a listing on the NYSE and an additional listing on the Mercato Telematico Azionario (“MTA”) would be the structure most suitable to Fiat’s profile and its strategic and financial objectives. FCA principal executive offices were established in London—United Kingdom.

The principal steps in the reorganization were:

•	Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.,

•	on June 15, 2014 the Board of Directors of Fiat approved the merger plan and,

•	at the extraordinary general meeting held on August 1, 2014, the shareholders of Fiat SpA (“Fiat”) approved the merger which became effective on October 12, 2014.

FCA financial statements are prepared in euros, the Company’s functional currency.

The Statements of Income and of Financial Position and Notes to the Financial Statements are presented in million of euros, except where otherwise stated.

As parent company, FCA has also prepared consolidated financial statements for FCA Group for the year ended December 31, 2014.

The FCA Merger

As reported above, on June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”), subject to several conditions precedent. At that time, Fiat ordinary shares were listed on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A, as well as Euronext Paris and Frankfurt stock exchange. On October 7, 2014, Fiat announced that all conditions precedent for the completion of the Merger were satisfied:

•	Fiat shareholders had voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. The New York Stock Exchange (“NYSE”) had provided notice that the listing of Fiat Chrysler Automobiles N.V. common shares was approved on October 6, 2014 subject to issuance of these shares upon effectiveness of the Merger. On the same day Borsa Italiana S.p.A. had approved the listing of the common shares of Fiat Chrysler Automobiles N.V. on the MTA,

•	the creditors’ opposition period provided under the Italian law had expired on October 4, 2014, and no creditors’ oppositions were filed,

•	exercise of the Cash Exit Rights by Fiat shareholders resulted in a total exercise of 60,002,027 Fiat shares, equivalent to an aggregate amount of €464 million at the €7.727 per share exit price, and

2014 FCA Annual Report

•	pursuant to the Italian Civil Code, a total of 60,002,027 Fiat shares (equivalent to an aggregate amount of €464 million at the €7.727 per share exit price) were offered to Fiat shareholders not having exercised the Cash Exit Rights. On October 7, 2014, at the completion of the offer period, Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027 shares for a total of €47 million; as a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.

The Merger was completed and became effective on October 12, 2014. The Merger, which took the form of a reverse merger resulted in Fiat Investments N.V. being the surviving entity which was then renamed Fiat Chrysler Automobiles N.V. On October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. The last day of trading of Fiat ordinary shares on the MTA, Euronext France and Deutsche Börse was October 10, 2014. The Merger is recognized in FCA’s financial statements from January 1, 2014 and FCA, as successor of Fiat, is the parent company. As the Merger resulted in FCA being the surviving entity, all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were canceled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). FCA also issued special voting shares (non-tradable) which were allotted to eligible Fiat shareholders who had elected to receive special voting shares. On the base of the requests received, FCA issued a total of 408,941,767 special voting shares.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The 2014 Company financial statements represent the separate financial statements of the parent company, Fiat Chrysler Automobiles N.V., and have been prepared in accordance with the legal requirements of Title 9, Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, Significant accounting policies, of the Consolidated Financial Statements included in this Annual Report. However, as allowed by the law, investments in subsidiaries and associates are accounted for using the net equity value in the Company financial statements.

With reference to the Merger, it has been accounted for using the “pooling of interest method”, therefore comparative figures for the year ended December 31, 2013 have been adjusted as if the companies had always been merged.

Format of the financial statements

Given the activities carried out by FCA, presentation of the Company Income Statement is based on the nature of revenues and expenses. The Consolidated Income Statement for FCA is classified according to function (also referred to as the “cost of sales” method), which is considered more representative of the format used for internal reporting and management purposes and is in line with international practice in the industry.

2014 FCA Annual Report

COMPOSITION AND PRINCIPAL CHANGES

(1) Result from investments

The following is a breakdown of the result of investments:

	For the years ended December 31,
	2014	2013
	(€ million)
Share of the profit/(loss) of subsidiaries and associates	1,124	1,120
Dividends from other companies	7	7

Total result of investments	1,131	1,127

The item includes primarily the Company’s share in the net profit or loss of the subsidiaries and associates, in addition to dividends received from CNH Industrial N.V.

(2) Other operating income

The following is a breakdown of other operating income:

	For the years ended December 31,
	2014	2013
	(€ million)
Revenues from services rendered to, and other income from, Group companies and other related parties	61	80
Other revenues and income from third parties	2	3

Total Other operating income	63	83

Revenues from services rendered to Group companies consisted of services rendered by FCA and its managers to the principal subsidiaries of the Group. The decrease from 2013 is due to the reduced scope of activities of the company during the year as a consequence of the re-organization.

(3) Personnel costs

Personnel costs consisted of the following:

	For the years ended December 31,
	2014	2013
	(€ million)
Wages and salaries	(16)	(24)
Defined contribution plans and social security contributions	(7)	(10)
Other personnel costs	(5)	(5)

Total personnel costs	(28)	(39)

2014 FCA Annual Report

The average number of employees decreased from 236 in 2013 to 140 in 2014 due to the reshape of the Company functions following the reorganization. As described in Note 2, some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the companies concerned.

(4) Other operating costs

The following is a breakdown of other operating costs:

	For the years ended December 31,
	2014	2013
	(€ million)
Costs for services rendered by Group companies and other related parties	(25)	(25)
Costs for services rendered by third parties	(34)	(24)
Compensation component from stock grant plans	(2)	(6)
Depreciation and amortization	(2)	(2)
Leases and rentals	(3)	(4)
Other	(66)	(11)

Total other operating costs	(132)	(72)

Costs for services rendered by Group companies primarily consisted of support and consulting services in the administrative area, as well as IT systems, public relations, payroll, security and facility management.

Costs for services rendered by third parties principally included legal, administrative, financial and IT services. Increase in 2014 primarily reflects the costs incurred for the reorganization, including the Merger and the listing of the Company to the NYSE and MTA in Milan.

The compensation component from stock grant plans represents the notional cost of the Long Term Incentive Plan awarded to the Chief Executive Officer, which was recognized directly in the equity reserve.

Increase in other costs primarily refers to Directors compensations as reported in details into the section “Remuneration of Directors” in the Report on Operations.

(5) Net financial income/(expenses)

The breakdown of financial income and expense was as follows:

	For the years ended December 31,
	2014	2013
	(€ million)
Financial income	85	8
Financial expense	(564)	(249)
Currency exchange gains/(losses)	143	—
Net gains/(losses) on derivative financial instruments	(139)	31

Total financial income/(expense)	(475)	(210)

2014 FCA Annual Report

Financial income are most entirely related to the USD 1.5 billion loan extended in January 2014 to Fiat Chrysler Automobiles North America Holdings LLC (previously named Fiat North America LLC) to fund partially the acquisition of 41.5% of FCA US (previously named Chrysler Group LLC).

Increase in financial expense is driven by increase in debt due to the acquisition of the whole capital of Fiat Chrysler Automobiles North America Holdings LLC from FCA Italy S.p.A in October 2014 for a €7.25 billion consideration.

Currency exchange gains/(losses) and losses on derivatives are related to the USD 1.5 billion loan mentioned above which is fully hedged into euro. Net gains on derivative financial instruments of €31 million in 2013 essentially related to the closure, in December 2013, of the equity swaps contracts entered into as hedges on stock options granted to the Chief Executive Officer in 2004 and 2006.

(6) Income taxes

Income taxes were a gain of €9 million in the current year (gain of €15 million in 2013) and relate to compensation receivable for tax losses carried forward contributed to the Italian tax consolidation scheme.

The Company reported losses for tax purposes as the result from investments resulting from the adoption of the equity method is tax neutral.

Deferred tax liabilities refer to the impact of Italian local tax on certain temporary differences.

(7) Property, plant and equipment

At December 31, 2014, the gross carrying amount of property, plant and equipment was €68 million (€65 million as at December 31, 2013) and accumulated depreciation was €39 million (€36 million as at December 31, 2013), of which €24 million (€25 million as at December 31, 2013) was for land and buildings which mainly consists of the Company’s property at Via Nizza 250, Turin.

No buildings were subject to liens, pledged as collateral or restricted in use.

Depreciation of property, plant and equipment is recognized in the income statement under other operating costs.

(8) Equity investments

At December 31, 2014, Equity investments in subsidiaries and associates totaled €22,103 million and Other equity investments totaled €124 million.

	At December 31,
	2014	2013	Change
	(€ million)
Investments in subsidiaries and associates	22,103	12,397	9,706
Other equity investments	124	298	(174)

Total equity investments	22,227	12,695	9,532

2014 FCA Annual Report

Equity investments in subsidiaries and associates were subject to the following changes during the year:

2014
(€ million)
Balance at beginning of year	12,397
Acquisition of minorities	1,325
Net contributions made to subsidiaries	6,537
Result from investments	1,124
Cumulative translation adjustments and other OCI movements	738
Other	(18)

Balance at end of year	22,103

Acquisition of minorities is primarily due to the transaction by which Chrysler became fully owned by the Group.

Net contributions made to subsidiaries refer almost entirely to the following intercompany transactions:

•	acquisition of 100% of Fiat Chrysler Automobiles North America Holdings LLC from FCA Italy S.p.A for a consideration of €7,250 million;

•	acquisition of Magneti Marelli Inc., Comau Inc and Alfa Romeo USA Inc. for an aggregate of €725 million;

•	sale of Fiat Partecipazioni S.p.A.to FCA Italy S.p.A. for an amount of €1,450 million.

At December 31, 2014, other equity investments include the investment in CNH Industrial N.V. for €107 million (€282 million at December 31, 2013), the investment in Fin. Priv. S.r.l. for €14 million (€14 million at December 31, 2013) and the investment in Assicurazioni Generali S.p.A. for €3 million (€3 million at December 31, 2013). At December 31, 2014, the investment in CNHI consisted of 15,948,275 common shares for an amount of €107 million. During 2014, 18,059,375 CNHI shares of the investment balance existing at December 31, 2013 were sold following the exercise of stock options.

(9) Other financial assets

At December 31, 2014, Other financial assets amounted to €1,329 million, as represented below:

	At December 31,
	2014	2013	Change
	(€ million)
Other financial assets	1,313	—	1,313
Fees receivable for guarantees given	16	14	2

Total other financial assets	1,329	14	1,315

Other financial assets is represented by the USD 1.5 billion loan extended in January 2014 and expiring in September 2016, to Fiat Chrysler Automobiles North America Holdings LLC (previously named Fiat North America LLC) to fund partially the acquisition of 41.5% of FCA US. The amount of €1,313 million includes principal of €1,236 million and accrued interest of €77 million, both translated into euro at the year end exchange rate of 1.2141. The loan is hedged into euro by a currency swap with Fiat Chrysler Finance Europe S.A. resulting in a €135 million intercompany payable at December 31, 2014 reported under other financial liabilities.

2014 FCA Annual Report

(10) Trade receivables

At December 31, 2014, trade receivables totaled €14 million (of which €7 million from Group companies) a net increase of €7 million over year-end 2013.

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no overdue balances

(11) Other current receivables

At December 31, 2014, other current receivables amounted to €326 million, a net increase of €135 million compared to December 31, 2013, and consisted of the following:

	At December 31,
	2014	2013	Change
	(€ million)
Receivable from Group companies for consolidated Italian corporate tax	141	119	22
VAT receivables	136	22	114
Italian corporate tax receivables	38	42	(4)
Other	11	8	3

Total other current receivables	326	191	135

Receivables from Group companies for consolidated Italian corporate tax relate to tax calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

VAT receivables essentially relate to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

Italian corporate tax receivables include credits transferred to FCA. by Italian subsidiaries participating in the domestic tax consolidation program in 2014 and prior years.

(12) Cash and cash equivalents

At December 31, 2014, Cash and cash equivalents totaled €11 million (€1 million as at December 31, 2013) and are almost entirely represented by amounts held in Euro. The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

2014 FCA Annual Report

(13) Equity

Changes in shareholders’ equity during 2014 were as follows:

(€ million)	Share Capital	Capital Reserves	Legal Reserves: Cumulative translation adjustment reserve / OCI	Legal Reserves: Other	Retained profit/(loss)	Profit/(loss) for the year	Total equity
At December 31, 2013	4,477	—	(618)	6,699	(3,136)	904	8,326
Allocation of prior year result	—	—	—	—	904	(904)	—
Capital increase	2	989	—		—	—	991
Merger	(4,269)	4,269	—			—	—
Mandatory convertible	—	—	—	1,910	—	—	1,910
Exit Rights	(193)	(224)	—	—		—	(417)
Share-based payment	—	35	—		(31)	—	4
Purchase of shares in subsidiaries from non-controlling interests	—	—	(308)	880	753	—	1,325
Net profit for the year	—	—	—	—	—	568	568
Current period change in OCI, net of taxes	—	—	666		52	—	718
Legal Reserve	—	(1,327)		1,327			—

At December 31, 2014	17	3,742	(260)	10,816	(1,458)	568	13,425

Shareholders’ equity increased by €5,099 million in 2014 primarily due to: the issuance of mandatory convertible securities (see notes to the consolidated financial statements) resulting in an increase of €1,910 million, the placement of 100 million common shares and the exercise of stock options resulting in an aggregate increase of €991 million, the positive impact of €1,325 million from the acquisition of the remaining 41.5% of FCA US, the increase in OCI (mainly driven by cumulative exchange differences on translating foreign operations of €782 million) and profit for the year of €568 million, net of the €417 million reduction for the reimbursement to Fiat shareholders who exercised the cash exit rights upon the Merger.

Share capital

At December 31, 2014, fully paid-up share capital of FCA amounted to €17 million (€4,477 million of Fiat at December 31, 2013) and consisted of 1,284,919,505 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,250,687,773 ordinary shares with a par value of €3.58 each of Fiat at December 31, 2013). On December 12, 2014, FCA issued 65,000,000 new common shares and sold 35,000,000 of treasury shares for aggregate net proceeds of $1,065 million (€849 million) comprised of gross proceeds of $1,100 million (€877 million) less $35 million (€28 million) of transaction costs.

Upon the completion of the Merger, which took the form of a reverse merger, resulted in FCA being the surviving entity, all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were canceled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). The original investment of FCA in Fiat which consisted of 35,000,000 common shares was not canceled resulting in 35,000,000 treasury shares in FCA. On December 12, 2014, FCA completed the placement of these treasury shares on the market.

2014 FCA Annual Report

The following table provides the detail for the number of Fiat ordinary shares outstanding at December 31, 2013 and the number of FCA common shares outstanding at December 31, 2014:

	Fiat S.p.A.					FCA
Thousand of shares	At December 31, 2013	Share-based payments and exercise of stock options	Exit Rights	Cancellation of treasury shares upon the Merger	At the date of the Merger	FCA share capital at the Merger	Issuance of FCA Common shares and sale of treasury shares	Exercise of Stock Options	At December 31, 2014
Shares issued	1,250,688	320	(53,916)	(29,911)	1,167,181	35,000	65,000	17,738	1,284,919
Less: treasury shares	(34,578)	4,667	—	29,911	—	(35,000)	35,000	—	—

Shares issued and outstanding	1,216,110	4,987	(53,916)	—	1,167,181	—	100,000	17,738	1,284,919

On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the framework equity incentive plan which had been adopted before the closing of the Merger. No grants have occurred under such framework equity incentive plan and any issuance of shares thereunder in the period from 2014 to 2018 will be subject to the satisfaction of certain performance/retention requirements. Any issuances to directors will be subject to shareholders approval.

Capital reserves

At December 31, 2014, capital reserves amounting to €3,742 million consisted mainly of the effects of the Merger resulting in a different par value of FCA common shares (€0.01 each) as compared to Fiat S.p.A. ordinary shares (€3.58 each) where the consequent difference between the share capital before and after the Merger was recognized to increase the capital reserves.

Legal reserve

At December 31, 2014, legal reserve amounted to €10,816 million (€6,699 million at December 31, 2013) and mainly refers to development costs capitalized by subsidiaries and their earnings subject to certain restrictions to distributions to the parent company. Legal reserve also refers to unrealized currencies translation gain and losses and other OCI components for a net negative amount of €260 million. The legal reserve includes the reserve for the equity component of the Mandatory Convertible Securities of €1,910 million at December 31, 2014.

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to at least the total amount of the legal reserve. By their nature, unrealized losses relating to OCI components reduce shareholders’ equity and thereby distributable amounts.

Share-based compensation

In connection with the Merger, FCA assumed the obligation of the former Fiat Stock option plans and Stock Grant plans. On the effective date of the Merger, the unvested equity rewards under the former Fiat plans became convertible for common shares of FCA on a one-for-one basis. (See notes to the Consolidated Financial Statements for details on the stock option and stock grant plans).

2014 FCA Annual Report

(14) Provisions for employee benefits and other provisions

At December 31, 2014, provisions for employee benefits and other provisions totaled €27 million, a €116 million decrease over year-end 2013, relating primarily to the exercise of stock options granted in previous years. At 31 December 2014, provisions consisted primarily of post-employment benefits accruing to employees, former employees and Directors under supplemental company or individual agreements. Those plans are unfunded.

(15) Non-current debt

At December 31, 2014, non-current debt totaled €197 million, representing a decrease of €217 million over December 31, 2013, and consisted of the following:

	At December 31,
	2014	2013	Change
	(€ million)
Intercompany financial payable	181	400	219
Financial guarantees	16	14	(2)

Total Non-current debt	197	414	217

Intercompany financial payable relate to the euro-denominated loans due December 30, 2017, entered into with Magneti Marelli S.p.A. (€162 million), Comau S.p.A. (€19 million) and FCA Italy S.p.A. (€0.2 million) following the acquisition of certain subsidiaries based in the US on December 30, 2014.

Financial guarantees represent the fair value of the liabilities assumed in relation to guarantees issued. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees provided on loans to Group companies, the present value of fees receivable is considered the best estimate of the fair value of those guarantees.

(16) Other non-current liabilities

At December 31, 2014, other non-current liabilities totaled €15 million, representing a net decrease of €1 million over December 31, 2013.

	At December 31,
	2014	2013	Change
	(€ million)
Other non-current liabilities	15	16	(1)

Total Other non-current liabilities	15	16	(1)

Other non-current liabilities relate to non-current post-employment benefits, being the present value of future benefits payable to a former CEO and management personnel that have left the Company.

2014 FCA Annual Report

(17) Provisions for employee benefits and other current provisions

This item reflects the best estimate for variable components of compensation:

	At December 31,
	2014	2013	Change
	(€ million)
Provisions for employee bonuses and similar provisions	2	11	(9)

Provisions for employee bonuses and similar provisions	2	11	(9)

(18) Trade payables

At December 31, 2014, trade payables totaled €19 million, in line with December 31, 2013, and consisted of the following:

	At December 31,
	2014	2013	Change
	(€ million)
Trade payables to third parties	14	13	1
Intercompany trade payables	5	6	(1)

Total trade payables	19	19	—

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

(19) Current debt

At December 31, 2014, current debt totaled €9,714 million, a €5,934 million increase over December 31, 2013 and related to:

	At December 31,
	2014	2013	Change
	(€ millions)
Intercompany debt:
- Current account with Fiat Chrysler Finance S.p.A.	6,662	739	5,923
- Short term loans from Fiat Chrysler Finance Europe S.A.	2,682	—	2,682
- Short term loans from Fiat Chrysler Finance S.p.A.	—	3,000	(3,000)
- Other intercompany loans	—	17	(17)

Total intercompany debt	9,344	3,756	5,588

Third party debt:
- Mandatory Convertible Securities liability component	346	—	346
- Advances on factored receivables	24	24	—

Total third party debt	370	24	346

Total current debt	9,714	3,780	5,934

2014 FCA Annual Report

Current account with Fiat Chrysler Finance S.p.A. represents the overdraft as part of the Group’s centralized treasury management.

Loans from Fiat Chrysler Finance Europe S.A. consists of euro-denominated financing due within 12 months.

As described in more detail in the notes to the consolidated financial statements, FCA issued aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities on December 16, 2014. The obligation to pay coupons as required by the mandatory convertible securities meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. The fair value amount determined for the liability component at issuance of the mandatory convertible securities was U.S.$419 million (€335 million) calculated as the present value of the coupon payments due less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount. Subsequent to issuance, the financial liability for the coupon payments is accounted for at amortized cost. At December 31, 2014 the financial liability component was U.S.$420 million (€346 million).

Advances on factored receivables relate to advances on income tax receivables in Italy totaling €25 million.

Current intercompany debt of €9,344 million is denominated in euros and the carrying amount is deemed to be in line with fair value.

(20) Other debt

At December 31, 2014, Other debt totaled €394 million, a net increase of €177 million over December 31, 2013, and included the following:

	At December 31,
	2014	2013	Change
	(€ million)
Intercompany other debt:
- Consolidated Italian corporate tax	124	107	17
- Consolidated VAT	222	92	130
- Other	27	—	27

Total intercompany other debt	373	199	174

Other debt and taxes payable:
- Taxes payable	—	5	(5)
- Accrued expenses	9	2	7
- Other payables	12	11	1

Total Other debt and taxes payable	21	18	3

Total current debt	394	217	177

At December 31, 2014, intercompany debt for consolidated VAT of €222 million consisted of VAT credits of Italian subsidiaries transferred to FCA as part of the consolidated VAT regime.

Intercompany debt for consolidated Italian corporate tax of €124 million (€107 million at December 31, 2013) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2014 in relation to which the Italian branch of FCA is the consolidating entity.

2014 FCA Annual Report

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

(21) Guarantees granted, commitments and contingent liabilities

Guarantees granted

At December 31, 2014, guarantees issued totaled €16,380 million wholly provided on behalf of Group companies. The increase of €1,358 million over December 31, 2013 related principally to the increase in borrowings in Brazil to fund the construction of the new plant in Pernambuco and new bonds issued by the subsidiary Fiat Chrysler Finance Europe S.A. net of repayments.

Main guarantees outstanding at 31 December 2014 were as follows:

•	€12,531 million for bonds issued;

•	€1,898 million for borrowings, of which €822 million in favor of the subsidiaries in Brasil mainly related to the construction of the new plant in Pernambuco and the remaining primarily to Fiat Chrysler Finance S.p.A

•	€755 million for credit lines, primarily to Fiat Chrysler Finance Europe S.A. and Fiat Chrysler Finance S.p.A.

•	€984 million for VAT receivables related to the VAT consolidation in Italy.

In addition, in 2005, in relation to the advance received by Fiat Partecipazioni S.p.A. on the consideration for the sale of the aviation business, FCA as he successor of Fiat S.p.A. is jointly and severally liable with the fully owned subsidiary Fiat Partecipazioni S.p.A. to the purchaser, Avio Holding S.p.A., should Fiat Partecipazioni S.p.A. fail to honor (following either an arbitration award or an out-of-court settlement) undertakings provided in relation to the sale and purchase agreement signed in 2003. Similarly, in connection with sale of a controlling interest in its rail business, Fiat S.p.A. provided guarantees to the purchaser, Alstom N.V., for any failure of the seller (now Fiat Partecipazioni S.p.A.) to meet its contractual obligations.

Other commitments, contractual rights and contingent liabilities

FCA has important commitments and rights derived from outstanding agreements in addition to contingent liabilities that are described in the notes to the Consolidated Financial Statements at December 31, 2014, to which reference should be made.

(22) Audit fees

The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services:

	For the years ended December 31,
(€ thousand)	2014	2013
Audit fees	22,518	16,093
Audit-related fees	492	884
Tax fees	247	520
All other fees	—	—

TOTAL	23,257	17,497

2014 FCA Annual Report

In 2014, approximately €2.0 million audit fees related to the Merger transaction and approximately €0.9 million audit fees related to the attestation activities regarding the issue of ordinary shares and the mandatory convertible bond

Audit fees of Ernst & Young Accountants LLP amount to €100 thousand. No other services were performed by Ernst & Young Accountants LLP.

(23) Board remuneration

Detailed information on Board of Directors compensation (including their shares and share options) is included in the Remuneration of Directors section of this Annual Report.

(24) Subsequent Events

The Group has evaluated subsequent events through March 5, 2015, which is the date the financial statements were authorized for issuance. There were no subsequent events.

March 5, 2015

The Board of Directors

John P. Elkann

Sergio Marchionne

Andrea Agnelli

Tiberto Brandolini D’Adda

Glenn Earle

Valerie Mars

Ruth J. Simmons

Ronald L. Thompson

Patience Wheatcroft

Stephen M. Wolf

Ermenegildo Zegna

2014 FCA Annual Report

Other Information

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Dividends

Dividends will be determined in accordance with the articles 23 of the Articles of Association of Fiat Chrysler Automobiles N.V. The relevant provisions of the Articles of Association read as follows:

1.	The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.	The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.	The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.	Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of profits on the common shares only, subject to the provision of paragraph 8 of this article.

6.	Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay distribution of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 6, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

2014 FCA Annual Report

7.	The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and the Company’s Articles of Association. No distribution of profits or other distributions may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.	The Board of Directors shall have power to declare one or more interim distributions of profits, provided that the requirements of paragraph 7 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and distributions of profits is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.	The Board of Directors may determine that distributions are made from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

11.	Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim distributions of profits, the Board of Directors shall determine.

12.	Distributions of profits and other distributions, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

On January 28, 2015 the Board of Directors has declined to recommend a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s five-year business plan presented on May 6, 2014.

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.	For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 13 to the Company financial statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarise, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at 31 December 2014, the issued share capital of the Company consisted of 1,284,919,505 common shares, representing 76 per cent. of the aggregate issued share capital and 408,941,767 special voting shares, representing 24 per cent. of the aggregate issued share capital.

2014 FCA Annual Report

b.	The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 13 for transfer restrictions for special voting shares.

c.	For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3% or more at the stated date.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.

f.	The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights except the Lock-Up Agreements that the Company’s Directors, members of the Compay’s GEC and Exor have entered into with the underwriters for a period of 90 days after the date of the Prospectus dated December 4, 2014 and concerning the public offering of 87,000,000 common shares of the Company concurrently with the offering of $ 2,500,000,000 in aggregate notional amount of the “Mandatory Convertible Securities”. The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of Shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of Shareholders has the power to suspend or dismiss any member of the Board of Directors at any time.

g.	The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of Shareholders which can only be passed pursuant to a prior proposal of the Board of Directors.

h.	The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. The Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 8 of the Articles of Association.

2014 FCA Annual Report

i.	The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Acts (Wet ophet financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

2014 FCA Annual Report

Appendix—FCA Companies at December 31, 2014

Independent auditor’s report

To: the shareholders and the audit committee of Fiat Chrysler Automobiles N.V.

Opinion

We have audited the accompanying financial statements 2014 of Fiat Chrysler Automobiles N.V. (the Company), based in Amsterdam. The financial statements include the consolidated financial statements and the company financial statements.

In our opinion:

•	The consolidated financial statements give a true and fair view of the financial position of Fiat Chrysler Automobiles N.V. as at December 31, 2014, and of its result and its cash flows for 2014 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

•	The company financial statements give a true and fair view of the financial position of Fiat Chrysler Automobiles N.V. as at December 31, 2014 and of its result for 2014 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

1	the consolidated statement of financial position as at December 31, 2014;

2	the following statements for 2014: consolidated income statement and consolidated statements of comprehensive income, cash flows and changes in equity; and

3	the notes, comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

1	the company balance sheet as at December 31, 2014;

2	the company income statement for 2014; and

3	the notes comprising a summary of the significant accounting policies and other explanatory information.

Basis for Opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our Responsibilities for the Audit of the Financial Statements” section of our report.

We are independent of Fiat Chrysler Automobiles N.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

Based on our professional judgment we determined the materiality for the consolidated financial statements as a whole at €400 million. The materiality is based on approximately 0.5% of the consolidated revenues. We have also taken into account misstatements and/or possible misstatements that in our opinion are material to the users of the consolidated financial statements for qualitative reasons.

We agreed with the audit committee that misstatements in excess of €20 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of our group audit

Fiat Chrysler Automobiles N.V. is head of a group of entities. The financial information of this group is included in the consolidated financial statements of Fiat Chrysler Automobiles N.V.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures carried out for group entities. Group entities are considered significant components either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items. Fiat Chrysler Automobiles N.V. is organized along seven reportable segments, being NAFTA, EMEA, LATAM, APAC, Ferrari, Maserati and Components, along with certain other corporate functions which are not included within the reportable segments.

In establishing the overall approach to the audit, we determined the type of work that needed to be performed at the group entities level by us, as the group engagement team, or component auditors from other EY network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those group entities to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Consolidated Financial Statements as a whole.

Accordingly, we identified 106 of Fiat Chrysler Automobiles N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further 8 entities.

Of the remaining group entities, 27 were subject to analytical procedures, with a focus on higher risk balances and additional audit procedures over specific transactions (for example, certain acquisitions and divestments). This, together with additional procedures performed on consolidated level, provided us with the evidence we needed for our opinion on the Consolidated Financial Statements as a whole.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of non-current assets with definite and indefinite useful lives

At December 31, 2014 the recorded amount of goodwill and other intangible assets with indefinite useful lives was €14,012 million; the majority of these assets relate to the NAFTA segment. Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development costs related to the EMEA and NAFTA segments.

The Company reviews the carrying amounts of these non-current assets annually or more frequently if impairment indicators are present. Estimating the recoverable amount of the assets requires critical management judgment including estimates of future sales, gross margins, operating costs, terminal value growth rates, capital expenditures and the discount rate and the assumptions inherent in those estimates. The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgment.

The Company disclosed the nature and value of the assumptions used in the impairment analyses on pages 180 till 183 and 206 till 208.

We designed our audit procedures to be responsive to this risk. We obtained an understanding of the impairment assessment processes and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. Our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses.

Income taxes—recoverability of deferred tax assets

At December 31, 2014, the Group had deferred tax assets on deductible temporary differences of €8,182 million which were recognized and €480 million which were not recognized. At the same date the Group also had deferred tax assets on tax losses carried forward of €1,762 million which were recognized and €2,934 million which were not recognized. The analysis of the recoverability of deferred tax assets was significant to our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions.

The disclosures in relation to income taxes are included in note 10 on pages 199 till 204.

We obtained an understanding of the income taxes process, and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed substantive audit procedures on the recognition of deferred tax balances based on different local tax regulations, and on the analysis of the recoverability of the deferred tax assets based on the estimated future taxable income, on which we performed our audit procedures, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

Provisions for product warranties

At December 31, 2014 the provisions for product warranties amounted to €4,845 million. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term; the reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments.

In addition, the Group periodically initiates voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles sold; the estimated future costs of the service and recall actions are based primarily on historical claims experience for the Group’s vehicles.

We focused on this area because changes in the assumptions can materially affect the levels of provisions recorded in the financial statements.

The disclosures on warranty provisions are included in note 26 on pages 246 and 248.

We obtained an understanding of the warranty process, evaluated the design of, and performed tests of, controls in this area. Our focus included evaluating the appropriateness of the Group’s methodology, evaluating and testing assumptions used in the determination of the warranty provisions, performing sensitivity analyses, and testing the validity of the data used in the calculations.

Responsibilities of management and the audit committee for financial statements

Management is responsible for:

•	the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report on operations in accordance with Part 9 of Book 2 of the Dutch Civil Code, and for

•	such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may have not uncovered all errors and fraud.

We have exercised professional judgment and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Our audit included e.g.:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events and or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Report on other legal and regulatory requirements

Report on the report on operations and the other information

Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the report on operations and other data),:

•	We have no deficiencies to report as a result of our examination whether the report on operations, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

•	Further we report that the report on operations, to the extent we can assess, is consistent with the financial statements.

Appointment

We were appointed by the audit committee as auditor of Fiat Chrysler Automobiles N.V. on October 28, 2014, as of the audit for the year 2014 and have operated as statutory auditor ever since that date.

Rotterdam, March 5, 2015

/s/ Ernst & Young Accountants LLP

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